Form 20-F
period 2011-12-31
Cogo Group, Inc.
filed 2012-04-02
CIK 1519380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 001-35273

Cogo Group, Inc.

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1001, Tower C, Skyworth Building,

High-Tech Industrial Park,

Nanshan, Shenzhen 518057, PRC
Telephone: +86 (755) 2674-3210

(Address of principal executive offices)

Mr. Jeffrey Kang, Chief Executive Officer

Room 1001, Tower C, Skyworth Building

High-Tech Industrial Park

Nanshan, Shenzhen 518057, PRC
Telephone: +86 (755) 2674-3210
Facsimile: +86 (755) 2674-3522

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Copies to:

Mitchell Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

Telephone: (212) 407-4000

Fax: (212) 407-4990

Securities registered or to be registered pursuant to Section 12(b) of the Act:
ORDINARY SHARES, PAR VALUE $0.01

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

On December 31, 2011, the issuer had 33,560,467 shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Explanatory Note

The 2011 financial statements filed with this Annual Report on Form 20-F of Cogo Group, Inc. (the “Company”) are being filed without XBRL (eXtensible Business Reporting Language) tagging. The Company will file an amendment to this Annual Report to include the requisite XBRL tagging of the financial statements on or prior to the Company’s April 30, 2012 filing deadline.

1

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based on the success of our business.

A variety of factors, some of which are outside our control, may cause our operating results to fluctuate significantly. They include:

•	the availability and cost of products from our suppliers incorporated into our customized module design solutions;
•	changes in end-user demand for the products manufactured and sold by our customers;
•	general and cyclical economic and business conditions, domestic or foreign, and, in particular, those in China’s mobile handset, telecommunications equipment and digital media industries;
•	the rate of introduction of new products by our customers;
•	the rate of introduction of enabling technologies by our suppliers;
•	changes in our pricing policies or the pricing policies of our competitors or suppliers;
•	our ability to compete effectively with our current and future competitors;
•	our ability to manage our growth effectively, including possible growth through acquisitions;
•	our ability to enter into and renew key corporate and strategic relationships with our customers and suppliers;
•	changes in our relationship with any of our key customers;
•	changes in the favorable tax incentives enjoyed by our People’s Republic of China (“PRC”) operating companies;
•	foreign currency exchange rates fluctuations;
•	adverse changes in the securities markets; and
•	legislative or regulatory changes in the PRC.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our expectations are as of the date this Annual Report is filed, and we do not intend to update any of the forward-looking statements after the filing date to conform these statements to actual results, unless required by law.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated statements of income data for each of the years in the five-year period ended December 31, 2011 and selected consolidated balance sheet data as of December 31, 2011, 2010, 2009, 2008, and 2007, presented below are derived from our audited consolidated financial statements. The audited consolidated financial statements have been prepared in accordance with U.S. GAAP and have been audited by KPMG, an independent registered public accounting firm, for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 and as of December 31, 2011, 2010, 2009, 2008 and 2007. The selected consolidated statements of income data for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 were derived from our audited financial statements which are not included in this Annual Report.

The selected consolidated financial statements are reported in Renminbi. Renminbi and U.S. dollar amounts are presented in thousands, except share and per share data. This data should be read in conjunction with our “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report.

The selected consolidated financial statement data are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2011 audited consolidated financial statements have been translated into United States dollars (“USD”) at the closing rate in New York City on December 31, 2011 for cable transfers in RMB as certified for customers purposes by the Federal Reserve Bank of New York of USD1.0000 = RMB6.2939. No representation is made that the RMB could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2011, or at any other date.

Selected Consolidated Statement of Income Data

	Year Ended December 31,
	2011 USD	2011 RMB	2010 RMB	2009 RMB	2008 RMB	2007 RMB
	(in thousands, except share and per share amounts)
Net revenue
Product sales	564,737	3,554,401	2,554,991	2,066,815	1,931,845	1,597,818
Service revenue	—	—	34,527	29,401	27,695	68,690

	564,737	3,554,401	2,589,518	2,096,216	1,959,540	1,666,508
Cost of sales
Cost of goods sold	(501,598)	(3,157,009)	(2,194,901)	(1,771,166)	(1,624,101)	(1,297,225)
Cost of services	—	—	(27,971)	(23,716)	(18,664)	(46,368)

	(501,598)	(3,157,009)	(2,222,872)	(1,794,882)	(1,642,765)	(1,343,593)
Gross profit	63,139	397,392	366,646	301,334	316,775	322,915
Selling, general and administrative expenses	(29,883)	(188,083)	(191,855)	(124,842)	(152,898)	(120,580)
Research and development expenses	(16,149)	(101,639)	(77,888)	(67,504)	(50,947)	(40,973)
Provision for doubtful accounts	(369)	(2,325)	(2)	(35,992)	(6,847)	(15,051)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	—	—	43,676	—	—	—
Impairment loss of goodwill and intangible assets	(37,647)	(236,945)	(21,422)	—	(33,759)	—
Other operating income / (loss), net	(134)	(842)	463	116	214	170

Income / (loss) from operations	(21,043)	(132,442)	119,618	73,112	72,538	146,481
Interest expense	(3,202)	(20,152)	(9,407)	(1,963)	(1,056)	(2,335)
Interest income	2,372	14,928	14,693	14,490	27,895	25,637

Earnings / (loss) before income taxes and extraordinary item	(21,873)	(137,666)	124,904	85,639	99,377	169,783
Income tax expense (1)	(1,836)	(11,553)	(11,849)	(9,207)	(2,215)	(14,275)

Income / (loss) before extraordinary item	(23,709)	(149,219)	113,055	76,432	97,162	155,508
Extraordinary item, net of nil tax	—	—	—	6,737	—	—

Net income / (loss)	(23,709)	(149,219)	113,055	83,169	97,162	155,508
Less net income attributable to noncontrolling interest	(1,174)	(7,386)	(680)	(2,945)	(1,255)	(3,065)

Net income / (loss) attributable to Cogo Group, Inc.	(24,883)	(156,605)	112,375	80,224	95,907	152,443
Earnings / (loss) per share attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item	(0.67)	(4.22)	3.01	2.01	2.49	4.12
Extraordinary item	—	—	—	0.19	—	—

Basic	(0.67)	(4.22)	3.01	2.20	2.49	4.12

Income / (loss) before extraordinary item	(0.67)	(4.22)	2.94	1.95	2.42	3.98
Extraordinary item	—	—	—	0.18	—	—

Diluted	(0.67)	(4.22)	2.94	2.13	2.42	3.98

Weighted average number of common shares outstanding
Basic		37,094,995	37,275,427	36,541,037	38,488,861	36,974,100

Diluted		37,094,995	38,188,814	37,673,351	39,585,921	38,306,969

Selected Consolidated Balance Sheet Data
Cash	90,939	572,364	699,650	667,320	686,379	919,650
Accounts receivable, net	149,637	941,798	681,911	617,613	497,992	418,329
Property and equipment, net	2,843	17,891	14,613	14,406	17,993	17,848
Total assets	406,742	2,559,988	2,322,017	1,921,527	1,686,810	1,840,540
Total current liabilities	161,174	1,014,411	600,905	350,397	257,662	361,114
Total liabilities	165,214	1,039,838	614,682	369,505	277,355	386,672
Total equity	241,528	1,520,150	1,707,335	1,552,022	1,409,455	1,453,868

(1)	Certain of our operating subsidiaries were entitled to tax holidays. The effect of the tax holiday increased our net income for 2011, 2010, 2009, 2008, and 2007 by RMB33.9 million (USD5.4 million), RMB26.5 million, RMB29.5 million, RMB28.2 million and RMB29.4 million, respectively (equivalent to basic earnings per share amount of RMB0.92 (USD0.15), RMB0.71, RMB0.81, RMB0.73 and RMB0.80 and a diluted earnings per share amount of RMB0.92 (USD0.15), RMB0.69, RMB0.78, RMB0.71 and RMB0.77 for the years ended December 31, 2011, 2010, 2009, 2008 and 2007, respectively.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On March 23, 2012, the buying rate announced by Federal Reserve Statistical Release was RMB 6.3021 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4633	6.2939	6.6364
September	6.3780	6.3885	6.3780	6.3975
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012 (through March 23)	6.3021	6.3102	6.2935	6.3330
January	6.3080	6.3172	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120

Source:	Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risks Related to Our Business

Our operating results fluctuate from quarter to quarter.

Our quarterly revenue, income and other operating results have fluctuated in the past and may fluctuate significantly in the future due to a number of factors, including the following:

•	the ability of our suppliers to meet our supply requirements;
•	the cancellation of large orders;
•	competitive pressures;
•	the time required for research and development;
•	changing design requirements resulting from rapid technology shifts; and
•	industry trends impacting the overall market for our customers’ end-products.

As a result of these and other factors, our results of operations may vary on a quarterly basis and net revenue may be adversely affected from period to period. Our results of operations for a particular quarter may not be indicative of our future performance. If our operating results in a quarter fall below our expectations or the expectations of market analysts or investors, the price of our ordinary shares is likely to decrease.

Our operating results are substantially dependent on development of new customized module design solutions.

We may be unable to develop new customized module design solutions in a timely or cost-efficient manner, and these new solutions may fail to meet the requirements of our customers’ end-markets. If we fail to develop new solutions that help our customers respond to competitive pressures, achieve shorter time-to-market or broaden and improve their product offerings, we will lose business and our results of operations will be materially and adversely affected.

If our customers do not accept our proposed customized module design solutions or do not purchase from us the specified components contained in the proposed module reference design, our net revenue will be adversely affected.

While many of our proposed customized module design solutions are accepted by our customers, there is no obligation for customers to accept our proposed solutions. We dedicate personnel, management and financial resources to research and development and technical support in developing new customized module design solutions for our customers. The time frames for most research and development projects typically range from two to eighteen months. For our product sales segment, because we do not charge a design fee, but rather generate revenue through the resale of specified components contained in our proposed reference designs, if our customers do not accept our proposed designs, we will fail to capitalize on the invested resources, time and effort that we expended on a project. Furthermore, our customers typically make purchases on a purchase order basis. Prior to submission of a purchase order, our customers are not obligated to purchase from us any quantity of specific components that we propose to sell in our proposed module reference design. Our customers may cancel or defer their purchase orders on short notice without significant penalty. Even if a customer accepts our proposed module reference design, the customer could bypass us and contract with our competitors or possibly our suppliers directly for the purchase of the specific components we otherwise had proposed to sell. The failure to accept our proposed module reference design, the loss of ongoing business from our customers or the transition away from us in favor of direct purchases from our competitors or suppliers could each result in our failure to realize potentially significant net revenue.

Reliance on our suppliers, with whom we often do not have long-term supply agreements, makes us vulnerable to the loss of one or more key suppliers or the delivery capabilities of our suppliers.

We typically rely on a limited number of key suppliers, and many customized module design solutions that we develop are designed around technology components provided by our suppliers. We typically do not have long-term supply agreements or other forms of exclusive arrangements with our suppliers. In 2011, for example, Broadcom, Freescale Semiconductor, Atmel and Sandisk, accounted for approximately 41.1%, 8.1%, 7.8% and 7.8%, respectively, of our cost of sales. If we lose a key supplier or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demand for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. For example, on one prior occasion, one of our key suppliers experienced an interruption in its production capacity due to a relocation of its production facilities, which resulted in its inability to meet our quarterly supply requirements. If suitable replacement components are unavailable, we may be forced to redevelop certain of our solutions, which ultimately may not be accepted by our customers.

Also, if our suppliers fail to introduce new products that keep up with new technologies, they may be surpassed by other suppliers entering the market with whom we may not have existing relationships. The costs and delays related to finding new suppliers or redeveloping solutions could significantly harm our business.

If we fail to attract and retain key personnel, particularly our chief executive officer, our business will be materially impaired and our financial condition and results of operations will suffer.

Our business greatly relies on the continued services of Jeffrey Kang, our principal shareholder and chief executive officer. Many relationships with our key suppliers and key customers have been developed by and continue to be maintained by Mr. Kang. Our future success will depend to a significant degree upon the performance and contribution of Mr. Kang and other members of our senior management team in areas including sales, research and development, information technology and finance. Therefore, our business and results of operations may be materially and adversely affected if Mr. Kang or another member of our senior management team leaves us, which they may do at any time. In addition, we will incur additional expenses to recruit and develop senior management members if one or more of our key employees are unwilling or unable to continue his or her employment with us. We do not maintain any life insurance covering our senior management or any of our key employees.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly-skilled personnel. If we cannot attract and retain the personnel we require at a reasonable cost, our cost of goods sold will increase and the profitability of our business could be negatively affected. Our business is especially dependent on sales, marketing, research and development, and services personnel. Competition in the PRC for executive-level and skilled technical and sales and marketing personnel is strong, and recruiting, training, and retaining qualified key personnel are important factors affecting our ability to meet our growth objectives. Should key employees leave our company, we may lose both an important internal asset and net revenue from customer projects in which those employees were involved.

Loss of key customers may adversely impact our net revenue.

We generate the majority of our net revenue from a small number of key customers, and we anticipate that a relatively small number of key customers will continue to account for a significant portion of our net revenue in the foreseeable future, particularly in the telecommunications equipment market. In 2011, our sales to ZTE, T&W Electronics, Wuhan Research Institute of Post & Telecommunications and Yulong accounted for approximately 29.3%, 7.2%, 4.4% and 4.0% respectively, of our net revenue. Sales to our top 10 customers represented approximately 56.4% of our net revenue in 2011. Should we lose, receive reduced orders from, or experience any adverse change in our relationship with any of our key customers, or should they decide to use solutions provided by other companies, we will suffer a substantial loss in net revenue.

The end-markets in which we operate are highly competitive and fragmented. Competition may intensify in the future, and if we fail to compete effectively, our business will be harmed.

Pressures from current or future competitors could cause our solutions to lose market acceptance or require us to significantly reduce our sales prices to keep and attract customers. Our competitors often have longer operating histories, stronger customer and supplier relationships, larger technical staffs and sales forces, and/or greater financial, technical and marketing resources than we do. Although we believe that there are no direct competitors of any meaningful size who operate using the same business model as ours, we face indirect competition from:

•	Other technology component suppliers. For each project, we work with one enabling technology component supplier to compete against other enabling technology component suppliers. Consequently, we indirectly compete against our suppliers’ competitors. For example, by working with JDS Uniphase, we compete against companies such as Avanex Corp. and Bookham Inc. in supplying optical transmission module design solutions.

•	Component manufacturers and distributors. We compete indirectly with component manufacturers such as Epcos AG, and component distributors such as Arrow Electronics, Inc. and Avnet Inc., which may seek to expand their product/service offerings to include customized module design solutions.

We may also face indirect competition from customers and suppliers. Currently many of our customers and suppliers do not focus on customized module design. If our customers or suppliers decide to devote more time and resources to in-house module design, the demand for our solutions may decline. In addition, our customers may change their procurement strategy or decide to rely on us primarily for component delivery and not for integration or design work. Similarly, component suppliers may also seek to offer their component products or modules incorporating key components from our solutions directly to our customers. The loss of customers for our customized module design solutions as a result of these competitive factors would have a material adverse effect on our business, financial condition and results of operations.

As we expand our business, we intend to develop new customized module design solutions and technological capabilities in end-markets where we do not currently have extensive experience or technological capability. Failure to develop or execute this growth strategy will have a material adverse effect on our net revenue.

Prior to 2005, we derived substantially all of our net revenue from our customized module design solutions provided to customers in the mobile handset and telecommunications equipment end-markets. In 2005, we began targeting the digital media end-market. In 2006 and 2007, we began our own business of providing engineering service and software design, respectively. In 2008, we also started targeting the industrial business end-market. Our success in the digital media end-market will depend, in significant part, on our ability to continue to develop the necessary technological capability and to leverage our existing customer base that has expanded into this end-market. If we are unable to quickly develop technological expertise, increase our research and development capabilities and leverage our customer base as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer. Finally, our customer base may not respond to our efforts to expand our proprietary capabilities and may be unwilling to utilize these enhanced capabilities.

We may be unable to manage rapid growth and a changing operating environment, which could adversely affect our ability to serve our customers and harm our business.

We have experienced rapid growth over the last five years, with our net revenue increasing from RMB1,666.5 million in 2007 to RMB3,554.4 million (USD564.7 million) in 2011. Our number of employees has increased from approximately 30 in 2001 to 644 as at December 31, 2011. We have limited operational, administrative and financial resources, which may be inadequate to sustain our current growth rate. If we are unable to manage our growth effectively, the quality of our solutions could deteriorate and our business may suffer. As our customer base increases and we enter new end-markets, we will need to:

•	increase our investments in personnel, research and development capabilities, facilities and other operational areas;
•	continue training, motivating and retaining our existing employees, and attract and integrate new qualified employees;
•	develop and improve our operational, financial, accounting and other internal systems and controls; and
•	take enhanced measures to protect any proprietary technology or technological capability we develop.

Any failure to manage our growth successfully could distract management’s attention and result in our failure to serve our customers and harm our business.

We face risks associated with future investments or acquisitions.

An important component of our growth strategy is to invest in or acquire businesses complementary to ours that will enable us to expand the solutions we offer to our existing target customer base, and that will provide opportunities to expand into new markets. We may be unable to identify suitable investment or acquisition candidates or to make these investments or acquisitions on a commercially reasonable basis, if at all. If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction.

Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

•	integrate and retain key management, sales, research and development, and other personnel;
•	incorporate the acquired products or capabilities into our offerings both from an engineering and sales and marketing perspective;
•	coordinate research and development efforts;
•	integrate and support pre-existing supplier, distribution and customer relationships; and
•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

The geographic distance between the companies, the complexity of the technologies and operations being integrated and the disparate corporate cultures being combined may increase the difficulties of combining an acquired company or technology. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Management’s focus on integrating operations may distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts.

Our acquisition strategy also depends on our ability to obtain necessary government approvals that may be required, as described under “—Risks Related to Doing Business in the PRC—Our acquisition strategy may be subject to SDRC approval under legislation enacted in 2004.”

Our competitive position could decline if we are unable to obtain additional financing to acquire businesses or technologies that are strategic for our success, or otherwise execute our business strategy.

We believe that our current cash will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of acquisition opportunities, develop or enhance our services or products, or otherwise respond to competitive pressures would be significantly limited.

If appropriate opportunities arise, we intend to acquire businesses, technologies, services or products that we believe are strategic for our success. Our competitive position could decline if we are unable to identify and acquire businesses or technologies that are strategic for our success in this market.

The unauthorized use of our intellectual property could have a material adverse impact on our net revenue.

Our in-house design engineering teams develop our customized module design solutions. We typically do not have patent or other intellectual property protection for our solutions, nor do we typically have non-disclosure or confidentiality agreements with most of our suppliers or customers to keep our design specifications confidential. Suppliers or other competitors may attempt to circumvent us by selling products or providing module design solutions directly to our customers. The unauthorized use by our suppliers or other competitors of our module design solution specifications or other intellectual property in the future would result in a substantial decrease in our net revenue. The validity, enforceability and scope of protection of intellectual property in the PRC is uncertain and still evolving, and PRC laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce any intellectual property rights we may establish or acquire in the future, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We became a public company through a share exchange with a non-operating public shell company, where we were the accounting acquirer and assumed all known and unknown potential liabilities of our predecessor entity.

Our July 2004 share exchange with Trident Rowan Group, Inc., or Trident, was accounted for as a reverse merger in which Comtech Group, a Cayman Islands company (“Comtech Cayman”) was deemed the accounting acquirer and Trident, which was originally incorporated in 1917, was the legal acquirer. We have retained all the known and unknown liabilities of Trident. There may be other potential liabilities about which we are not yet aware. For any potential liabilities arising from litigations, see the notes to the audited financial statements, on page F-12.

We depend upon contractual agreements with the two shareholders of Shenzhen Comtech in conducting our business through Shenzhen Comtech and Shanghai E&T and receiving payments, which may not be as effective in providing operational control as direct ownership and may be difficult to enforce. Further, if the PRC government finds these contractual agreements violate or conflict with PRC governmental regulations, our business would be materially adversely affected.

At the time of its incorporation, foreign shareholding in a trading business such as Shenzhen Comtech could not exceed 65%. With subsequent PRC deregulation, foreign ownership of such a trading business can now reach 100%, and approval of foreign ownership of companies in the PRC engaged in commodity trading businesses—which includes agency trade, wholesale, retail and franchise operations is now delegated to local government agencies of the PRC Ministry of Commerce. In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), Honghui Li, our vice president, and Huimo Chen, the mother of our principal shareholder and chief executive officer, Jeffrey Kang, hold 99% and 1%, respectively, of the equity interests of Shenzhen Comtech, and through contractual agreements with us hold such equity interests exclusively for the benefit of our 100% directly owned subsidiary, Comtech China. Shenzhen Comtech, in turn owns a 60% equity interest in another of our PRC operating companies, Shanghai E&T, with the other 40% being held by Comtech China through trust agreements. Under the trust agreements, Shenzhen Comtech owns a 35% equity interest in Shanghai E&T for the benefit of Comtech China and Honghui Li owns a 5% equity interest in Shanghai E&T for the benefit of Comtech China. While we do not have any equity interest in Shenzhen Comtech, through these contractual agreements, we enjoy voting control and are entitled to the economic interests associated with their equity interest in Shenzhen Comtech. For additional details regarding these contractual agreements, see “Item 13. Certain Relationships and Related Transactions, and Director Independence.” These contractual agreements may not be as effective in providing us with control over Shenzhen Comtech as direct ownership because we rely on the performance of Honghui Li and Huimo Chen under the agreements. If they fail to perform their respective obligations under the agreements, we may have to incur substantial costs and resources to enforce such agreements and may not be able to do so in any case. Further, the profits of Shenzhen Comtech may not be able to be remitted outside the PRC due to foreign exchange controls. Also, we must rely on legal remedies under applicable law, which may not be as effective as those in the United States. Because we rely on Shenzhen Comtech and Shanghai E&T in conducting our business operations in the PRC, the realization of any of these risks relating to our corporate structure could result in a material disruption of our business, diversion of our resources and the incurrence of substantial costs, any of which could materially and adversely affect our operating results and financial condition.

In the opinion of our PRC counsel, the ownership structure of Shenzhen Comtech and the contractual agreements among Comtech China, Honghui Li and Huimo Chen do not violate existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of these contractual agreements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that these contractual agreements violate or conflict with PRC laws or regulations.

If we or our PRC operating company, Shenzhen Comtech, are found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities will have broad discretion in dealing with such violation, which would cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Industry

Our inability to respond quickly and effectively to rapid technological advances and market demands would adversely impact our competitive position and our results of operations.

Historically, we have focused on the digital media and telecommunications equipment end-markets in the PRC. The digital media and telecommunications equipment end-markets are characterized by rapid technological advances, intense competition, frequent introduction of new products and services and consumer demand for greater functionality, lower costs, smaller products and better performance. We must constantly seek out new products and develop new solutions to maintain in our portfolio. We have experienced and will continue to experience some solution design obsolescence. We expect our customers’ demands for improvements in product performance to increase, which means that we must continue to improve our design solutions and develop new solutions to remain competitive and grow our business. Our failure to compete successfully for customers will result in price reductions, reduced margins or loss of market share, any of which would harm our business, results of operations and financial condition.

A large portion of our net revenue currently comes from sales to manufacturers in the cyclical digital media and telecommunications equipment end-markets and cyclical downturns could harm our operating results.

The digital media and telecommunications equipment end-markets in particular are highly cyclical and have experienced severe and prolonged downturns, often in connection with maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The impact of slowing end-customer demand may be compounded by higher than normal levels of equipment and inventories among our customers and our customers’ adjustments in their order levels, resulting in increased pricing pressure.

In addition, our recent and significant growth in net revenue resulted, in large part, from the high growth in sales of industrial applications products in the PRC. These domestic manufacturers may not continue to grow their sales at historical levels, if at all. The stagnation or reduction in overall demand for industrial applications products would materially affect our results of operations and financial condition.

The digital media end-market is characterized by a short product lifecycle, making time-to-market and sensitivity to customer needs critical to our success and our failure to respond will harm our business.

Mobile handsets in the digital media end-market typically have a lifecycle of approximately six to twelve months before the technology becomes obsolete. Time-to-market, both with respect to our customers’ ability to supply consumers with timely and marketable products and our ability to provide our customers with a wide array of latest generation customized module design solutions, is critical to our success. As design cycles in the industry shorten, we face logistical challenges in providing our solutions in an increasingly shorter timeframe. If we are unable to respond to the shortened lifecycles and time-to-market, our business will suffer.

The global financial crisis could harm our product demands and adversely affect our results of operations.

Due to difficult market conditions, the level of consumer and information technology spending has declined and the demand for our mobile handsets business since the third quarter of 2008 has decreased. Furthermore, we may need to strategically lower our pricing in order to grow our business in a slowing economic environment.

Risks Related to Doing Business in the PRC

There are substantial risks associated with doing business in the PRC, including those set forth in the following risk factors.

Our operations may be adversely affected by the PRC’s economic, political and social conditions.

Substantially all of our operations and assets are located in the PRC and substantially all of our net revenue are derived from our operations in the PRC. Accordingly, our results of operations and future prospects are subject to economic, political and social developments in the PRC. In particular, our results of operations may be adversely affected by:

•	changes in the PRC’s political, economic and social conditions;
•	changes in policies of the government or changes in laws and regulations, or the interpretation of laws and regulations;
•	changes in foreign exchange regulations;
•	measures that may be introduced to control inflation, such as interest rate increases; and
•	changes in the rate or method of taxation.

The PRC economy has historically been a planned economy. The majority of productive assets in the PRC are still owned by various levels of the PRC government. In recent years the government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. Such economic reform measures may be inconsistent or ineffectual, and we may not benefit from all such reforms. Furthermore, these measures may be adjusted or modified, possibly resulting in such economic liberalization measures being applied inconsistently from industry to industry, or across different regions of the country.

In the past twenty years, the PRC has been one of the world’s fastest growing economies in terms of gross domestic product, or GDP. This growth may not be sustainable. Moreover, a slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC which depends on exports to those countries. Our financial condition and results of operations, as well as our future prospects, would be materially and adversely affected by an economic downturn in the PRC.

Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.

Our results of operation may be adversely affected by changes to or expiration of tax holiday and preferential tax concessions that some of our PRC operating companies currently enjoy or expect to enjoy in the future. As a result of tax holiday and preferential tax rate incentives, our operations have been subject to relatively low tax liabilities. Tax that would otherwise have been payable without preferential tax treatment amounted to approximately RMB27.7 million (USD4.4 million) in 2011. For additional details regarding these tax incentives, please see “Item 5. Operating and Financial Review and Prospects—Income Tax.”

Tax laws in the PRC are subject to interpretations by relevant tax authorities. The preferential tax treatment may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of the PRC.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax law (the “CIT law”), which revised the PRC statutory income tax rate to 25%. The CIT law was effective on January 1, 2008. Accordingly, our PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified. The CIT law and its relevant regulations provide a five-year transition period from January 1, 2008 for those companies which were established before March 16, 2007 and were entitled to preferential lower tax rates under the then effective tax regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively. For our subsidiaries located in Shenzhen Special Economic Zone, the PRC that were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective, they are entitled to enjoy the transitional rates and continue their tax holidays until they expire. For the entities which had not commenced their respective tax holidays as of December 31, 2007, the CIT law and its relevant regulations require their tax holidays to begin on January 1, 2008.

The telecommunications equipment market is extensively regulated in the PRC.

The telecommunications equipment end-market accounted for 37.1% of our net revenue in 2011. PRC’s telecommunications industry is heavily regulated. Changes in regulations affecting sales of these customers could negatively affect the telecommunications equipment end-market for our solutions, which will materially harm our business.

PRC government control of currency conversion may affect our ability to meet foreign currency obligations.

Because the majority of our net revenue are denominated in Renminbi, any restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to meet our foreign currency obligations, such as settling the purchase of materials which may be denominated in U.S. dollars. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), or the Rules, as amended. Under the Rules, once certain procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the PRC State Administration of Foreign Exchange (“SAFE”), or its local counter-parts. Since a significant amount of our future revenues will continue to be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in the PRC to fund our business activities outside of the PRC, if any, or expenditures denominated in foreign currencies, or our ability to meet our foreign currency obligations, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi with respect to foreign exchange transactions.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

In October 2005, SAFE promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and may be prohibited from receiving capital contributions, shareholder loan or other payments from our offshore parent company, and may be further prohibited from making payments to or receiving payments from other overseas entities. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

Some of our PRC resident shareholders may not have completed their registration with SAFE under the SAFE regulation, in part, due to confusion over the application of the SAFE regulation to our company. For example, in mid-2006, some of our PRC resident shareholders attempted to register with SAFE in Shenzhen under predecessor regulations to the SAFE regulation, but were informed by Shenzhen SAFE that the regulation did not apply to them. These PRC resident shareholders did not realize they might be required to register under the new SAFE regulations. Further, even if our PRC resident shareholders do apply for SAFE registration, they may not be able to obtain such registration at the discretion of SAFE due to various reasons including their failure to comply with the retroactive SAFE registration requirement prior to March 31, 2006, the statutorily prescribed deadline for compliance. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends or to receive capital contribution or shareholder loans, as a result of which our business operations and our ability to distribute profits to you or capitalize our operation in the PRC could be materially and adversely affected.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Our acquisition strategy may be subject to SDRC approval under legislation enacted in 2004.

State Development and Reform Commission, or SDRC, promulgated a regulation in 2004 that requires SDRC approval in connection with direct or indirect offshore investment activities by individuals who are PRC residents and PRC corporate entities. This regulation may apply to our future offshore or cross-border acquisitions, as well as to the equity interests in offshore companies held by our PRC shareholders who are considered PRC residents. We intend to make all required application and filings, and will require the shareholders of the offshore entities in our corporate group who are considered PRC residents to make the application and filings, as required under the regulation and under any implementing rules or approval practices that may be established under this regulation. However, because this regulation lacks implementing rules, approval precedents or reconciliation with other approval requirements, it remains uncertain how this regulation, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities. The approval criteria by SDRC agencies for outbound investment by PRC residents are not provided under this regulation or other SDRC regulations. Accordingly, we cannot provide any assurances that we will be able to comply with, qualify under or obtain any approval as required by this regulation or other related legislations. Our failure or the failure of our PRC resident shareholders to obtain SDRC approvals may restrict our ability to acquire a company outside of the PRC or use our entities outside of the PRC to acquire or establish companies inside of the PRC, which could negatively affect our business and future prospects.

PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.

Substantially all of our operations are conducted through our PRC operating companies. The ability of our PRC operating companies to make dividends and other payments to us may be restricted by factors such as changes in applicable foreign exchange and other laws and regulations. For example, under the regulations discussed above, the foreign exchange activities of our present or prospective PRC subsidiaries are conditioned upon the compliance with the SAFE registration requirements by the shareholders of our offshore entities who are PRC residents. Failure to comply with these SAFE registration requirements may substantially restrict or prohibit the foreign exchange inflow to and outflow from our PRC subsidiaries, namely Comtech Communications and Comtech Software, including, remittance of dividends and foreign-currency-denominated borrowings by these PRC subsidiaries. In addition, our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Our PRC operating companies are also required, where applicable, to allocate an additional 5% to 10% of their net profits to the common welfare fund. The net profit available for distribution from our PRC operating companies is determined in accordance with generally accepted accounting principles in the PRC, which may materially differ from a determination performed in accordance with Generally Accepted Accounting Principles (United States) (“U.S. GAAP”). As a result, we may not receive sufficient distributions or other payments from these entities to enable us to make dividend distributions to our shareholders in the future, even if our U.S. GAAP financial statements indicate that our operations have been profitable. For additional details regarding the taxation risk of dividend distributions from our PRC operating companies, please see “Risk factors – Our global income and your capital gain may be subject to PRC tax under the new PRC tax law, which may have an effect on our results of operations and your investments, respectively.”

We do not directly own the equity interest in Shenzhen Comtech, which accounted for approximately 3.0% of our net revenue in 2011, or Shanghai E&T, which is owned 60% by Shenzhen Comtech and 40% by Comtech China through contractual agreements with Shenzhen Comtech and Honghui Li respectively, and which accounted for approximately 4.2% of our net revenue in 2011. Honghui Li and Huimo Chen, the shareholders of Shenzhen Comtech, have contractually agreed, among others things, to apply all dividends or other payments they receive from Shenzhen Comtech to payments to our 100% directly owned subsidiary, Comtech China, or its designated entities, for valid and valuable consideration and to the extent permitted by applicable PRC law, including PRC foreign exchange law. PRC law and regulatory requirements would currently restrict the ability of the shareholders of Shenzhen Comtech, based solely upon the contractual agreement, to directly apply the dividends or other payments they receive from Shenzhen Comtech in U.S. dollars to payments to Comtech China or in Renminbi to Comtech China’s designated entities in the PRC. For example, the PRC foreign exchange authorities would have discretion to review the adequacy of the consideration given in exchange for the application of any dividends or payments from Shenzhen Comtech to Comtech China. If Honghui Li and Huimo Chen fail to apply such dividends or other payments received from Shenzhen Comtech, which might include profit distributions from Shanghai E&T to Shenzhen Comtech, to payments to Comtech China or its designated entities, our financial condition would be negatively affected. Apart from the dividend distribution from our PRC subsidiaries to us, the transfer of funds from our company to our PRC operating companies, either as a shareholder loan or as an increase in registered capital or otherwise, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions.

Fluctuations in exchange rates could adversely affect our business.

Because a substantial majority of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value any dividend we may issue after this offering that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. In addition, a depreciation of the Renminbi relative to the U.S. dollar would have the effect of reducing our U.S. dollar-translated net revenue and increasing the debt servicing requirements for our U.S. dollar-denominated debt. On the other hand, the appreciation of the Renminbi would make our customers’ products more expensive to purchase outside of the PRC because many of our customers are involved in the export of goods, which could adversely affect their sales, thereby eroding our customer base and adversely affecting our results of operations.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

The legal system in the PRC has inherent uncertainties that may limit the legal protections available to you as an investor or to us in the event of any claims or disputes with third parties.

The legal system in the PRC is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. As PRC’s foreign investment laws and regulations are relatively new and the legal system is still evolving, the interpretation of many laws, regulations and rules is not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe, based on the advice of our PRC counsel, that this regulation does not apply to us or this offering and that CSRC approval is not required because such acquisition was completed long before September 8, 2006 when the new regulation became effective. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. In the opinion of our PRC counsel, the new notice does not contradict its interpretation of the new regulation, nor does it add greater clarity to the applicability of the new regulation to us. Based on the advice we have received from our PRC counsel, we do not intend to seek CSRC approval in connection with this offering.

Since the new regulation has only recently been adopted, there may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operation privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by Comtech China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the shares being offered by us.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

Substantially all of our operations and assets are located in the PRC. In addition, most of our directors, executive officers and some of the experts named in this document reside within the PRC, and many of the assets of these persons are also located within the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon these directors or executive officers or some of the experts named in this document, including with respect to matters arising under U.S. federal securities laws. Moreover, our PRC legal counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. As a result, recognition and enforcement in the PRC of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, or the named experts, may be difficult or impossible.

The enforcement of civil liabilities against us may be more difficult than if we were a U.S. company.

We are a Cayman Islands company and all of our assets are and will be located outside the United States. As a result, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would otherwise be the case for U.S. judgments obtained against a company organized in the United States. In addition, some claims may be more difficult to bring against us in Cayman Islands courts than it would be to bring similar claims against a U.S. company in a U.S. court.

As a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

We are a Cayman Islands company and our corporate affairs are be governed by are memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Maryland or Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Our global income and your dividend/capital gain may be subject to PRC tax under the new PRC tax law, which may have an effect on our results of operations and your investment, respectively.

Under the new PRC tax law, effective January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the corporate income tax at the rate of 25% on its global income. The new PRC tax law does not, however, clearly define the term “de facto management bodies.” If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our global income may be subject to the corporate income tax at the rate of 25%.

Under the previous PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC are exempt from PRC withholding tax. We have been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the new PRC tax law which became effective on January 1, 2008, however, dividends payable from earnings accumulated beginning on January 1, 2008 by a PRC resident enterprise to its foreign corporate investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. According to the Agreement between the Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and its relevant regulations, dividends paid by a PRC resident enterprise to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the PRC resident enterprise). The new PRC tax law provides, however, that dividends distributed between qualified resident enterprises will be exempted. Dividends distributed between qualified resident enterprises refer to the dividends derived by a PRC resident enterprise from its direct investment in another PRC resident enterprise. In addition, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that under the new PRC tax law, foreign corporate investors may be subject to a 10% PRC tax upon any gain they realize from the transfer of our ordinary shares, if such income is regarded as income from “sources within the PRC.” We have been advised by Commerce & Finance Law Offices that it is uncertain whether such income would be regarded as income from “sources within the PRC” because whether the Company would be regarded as a “PRC resident enterprise” is not clear. If we are required under the new PRC tax law to withhold PRC withholding tax on our dividends payable to our non-PRC shareholders, or such shareholders are subject to PRC tax on any gains on the transfer of their shares, the investment of such shareholders in our ordinary shares may be affected.

There is a risk that we could be treated as a foreign corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability to us.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”) generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States, will be treated as a U.S. corporation for U.S. federal income tax purposes if (i) the acquiring corporation, together with all corporations connected to it by a chain of greater than 50% ownership by vote and value (the “expanded affiliated group”), does not have substantial business activities in the country in which the acquiring corporation is organized, compared to the total worldwide business activities of the expanded affiliated group, and (ii) shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition.

If Section 7874(b) were determined not to apply to the redomestication merger that Cogo Group, Inc. (the Maryland corporation) effected in August 2011 (as such transaction is described in the section of this Annual Report entitled “Information on the Company” and “Operational and Financial Review and Prospects Taxation – USA “), we would be treated as a foreign corporation for U.S. federal income tax purposes as a result of the redomestication merger and, among other things, Cogo Group, Inc. (the Maryland corporation) would be required to recognize gain (but not loss) under Section 367 of the Code equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the redomestication merger. Any U.S. federal income tax liability incurred by Cogo Group, Inc. (the Maryland corporation) as a result of such gain should become our liability by reason of the redomestication merger.

Although we expect that Section 7874(b) should apply to treat us as a U.S. corporation, rather than a foreign corporation, and, therefore, that Cogo Group, Inc. (the Maryland corporation) would not recognize gain (or loss) as a result of the redomestication merger for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) applies to the August 2011 redomestication merger (and our subsequent operations, as well as members of our expanded affiliated group), this result is not entirely free from doubt. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Additional Information – Taxation – United States Federal Income Taxation”) assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes.

Under the PRC CIT Law, we and/or our non-PRC subsidiaries may be classified as “resident enterprises” of the PRC.  Such classification could result in PRC tax consequences to us, our non-PRC  subsidiaries and/or our non-PRC resident shareholders.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Corporate Income Tax Law, or “CIT Law,” which took effect on January 1, 2008.  Under the CIT Law, enterprises are classified as resident enterprises and non-resident enterprises.  An enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to an enterprise organized under the laws of the PRC for PRC enterprise income tax purposes.  The implementing rules of the CIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within the PRC.  Due to the short history of the CIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we are a “resident enterprise” or our Hong Kong subsidiaries are “resident enterprises” for PRC corporate income tax purposes, a number of PRC tax consequences could follow.  First, we and/or our non-PRC subsidiaries may be subject to the corporate income tax at a rate of 25% on our and/or non-PRC subsidiaries’ worldwide taxable income, as well as PRC corporate income tax reporting obligations.  Second, under the CIT Law and its implementing rules, dividends paid between “qualified resident enterprises” may be exempt from corporate income tax.  However, so far it is unclear whether the dividends we may receive from our PRC subsidiaries through our non-PRC subsidiaries will constitute dividends between “qualified resident enterprises” and would therefore qualify for a tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Finally, if we are determined to be a “resident enterprise” under the CIT Law, this could result in a PRC tax being imposed on dividends we pay to our enterprise or individual investors that are not tax residents of the PRC (“non-resident investors”) and gains derived by them from transferring our ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities. Such PRC tax would be imposed at a rate of 10% in the case of nonresident investors that are enterprises.  In addition, a potential 20% PRC tax would be imposed on dividends we pay to our non-resident investors who are individuals and who (i) are not domiciled in the PRC and who do not reside in the PRC or (ii) are not domiciled in the PRC and have resided in the PRC for less than one year, to the extent that such dividends are deemed to be sourced within the PRC, and on gains derived by them from transferring our ordinary shares, if such gain is considered PRC-sourced income by the relevant PRC tax authorities.  In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to its non-resident investors.  Our non-resident investors also may be responsible for paying the applicable PRC tax on any gain realized from the sale or transfer of our ordinary shares in certain circumstances.  We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles.  Circular 698 is retroactively effective from January 1, 2008.  Circular 698 addresses indirect equity transfers as well as other issues.  According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement.  The tax authorities in charge will evaluate the offshore transaction for tax purposes.  In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form.  If SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer.  Since Circular 698 has a short history, there is uncertainty as to its application.  We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.  If the PRC tax authority determines that Circular 698 applies to us (or a non-resident investor), we (or a non-resident investor) will be obligated to make a tax return filing with the relevant PRC tax authority in accordance with PRC tax laws and regulations.  Failure to do so will subject us (or a non-resident investor) to fines up to RMB10,000.

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations).  Investors should consult their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

We make diminished filings with the SEC as a foreign private issuer which filings do not provide shareholders the same level of information that would normally be available to shareholders of United States public companies.

The term foreign private issuer means any foreign issuer other than a foreign government except an issuer with more than 50 percent of its outstanding voting securities held directly or indirectly of record by residents of the United States, and that meets any of the following conditions (i) the majority of the executive officers or directors are United States citizens or residents; (ii) more than 50 percent of the assets of the issuer are located in the United States; or (iii) the business of the issuer is administered principally in the United States.  As of the date of this Annual Report, we do not meet any of the conditions in (i) – (iii).  Accordingly, we file with the SEC as a foreign private issuer, and therefore we are exempted from certain SEC requirements, including

·	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K;
·	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
·	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
·	The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Therefore, holders of our ordinary shares may receive less information on our business and operations than do holders of securities of US domestic issuers.

As a foreign private issuer we may rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

The Nasdaq Listing Rules in general require listed companies to follow a stipulated set of corporate governance practices. As a foreign private issuer, we are permitted to, and we expect to, follow home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules, including, among others, the shareholder approval rules. Under Nasdaq Listing Rule 5635(c), shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions. This includes the issuance of shares to officers or directors in a private placement at a price less than market value, which is considered a form of equity compensation. The corporate governance practice in our home country, the Cayman Islands, does not require shareholder approval for the issuance of shares to officers or directors in a private placement at a price less than the greater of book value and market value, provided that the directors consider the issue price as representing fair value for the shares being issued. We may determine that it should instead rely upon such home country exemption in lieu of the Nasdaq requirement for shareholder approval of such share issuances.  As a result of the above home country differences that we expect to follow, you may receive less shareholder protection from dilution and other matters than if we were not a foreign private issuer.

Risks Related to Our Ordinary Shares

Our principal shareholder and chief executive officer beneficially owns a substantial portion of our ordinary shares. As a result, the trading price for our ordinary shares may be depressed due to market perception that our principal shareholder and chief executive officer will be able to take actions that may be adverse to your interests.

Jeffrey Kang, our principal shareholder and chief executive officer, directly and through entities he controls, currently beneficially owns approximately 29.2% of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors, often perceive a disadvantage in owning shares in a company with only one or very few controlling shareholders. Furthermore, Mr. Kang has the ability to significantly influence the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile. Since January 1, 2006, the trading price of our ordinary shares on the Nasdaq Global Market has ranged from USD1.61 to USD22.15 per share, and the last reported sale price on March 22, 2012 was USD2.82 per share. The trading prices of our ordinary shares could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ordinary shares. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions or sales of large blocks of our ordinary shares, could cause the market price for our ordinary shares to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

Future sales of shares could have an adverse effect on the market price of our ordinary shares.

A significant portion of our ordinary shares are held by a small number of shareholders. Historically, trading volume of our ordinary shares has been relatively low. Sales by our current shareholders of a substantial number of shares could significantly reduce the market price of our ordinary shares. These sales could also impede our ability to raise future capital.

As of December 31, 2011, we had 33,560,467 ordinary shares outstanding, which shares will be able to be sold in the public market in the near future, subject to, with respect to ordinary shares held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. These shares are freely tradable without restriction or further registration, subject to the related prospectus delivery requirements.

As of December 31, 2011, we had 1,184,769 stock options, equity share units, performance shares, warrants and shares issuable in relation to our acquisitions which may result in a significant number of shares entering the public market and the dilution of our ordinary shares. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

ITEM 4	INFORMATION ON THE COMPANY

History and Development of the Company

We provide customized module design solutions for a diverse set of applications and end markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the People’s Republic of China (the “PRC”). Our customized module design solutions allow our customers to take advantage of technology components from reputable suppliers in an efficient and cost-effective manner, effectively reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams enables us to customize our suppliers’ technology components with module designs that meet our customers’ unique requirements. In addition, we offer technology and engineering as well as software design services in the PRC while we have expanded into the industrial business end-market.

The Company was incorporated in the Cayman Islands on April 12, 2011 under the name of “Cogo Group Cayman, Inc.” for the sole purpose of effectuating the redomestication of the Company’s predecessor, Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”).

The redomestication merger was approved by the shareholders of Cogo Maryland on July 25, 2011, pursuant to which each new ordinary share in the Company was issued in exchange for one share of common stock of Cogo Maryland held by the shareholders. The redomestication became effective August 4, 2011. After the closing of the redomestication merger, the Company changed its name to Cogo Group, Inc. and Cogo Maryland ceased to exist.

Cogo Maryland, formerly known as Trident, was incorporated in 1917. On July 22, 2004, Trident, which was a public reporting company that ceased operations in 2000, acquired all of the outstanding capital stock of Comtech Cayman, in exchange for the issuance of approximately 91.2% of the then-outstanding shares of its common stock to the shareholders of Comtech Cayman. On August 2, 2004, Trident changed its name from Trident to Comtech Group, Inc. and on May 13, 2008, further changed its name to Cogo Group, Inc..

Our registered office is c/o Abacus Management Limited, Ground Floor Elizabethan Square, George Town, P.O. Box 2499, Grand Cayman, KY1-1104 Cayman Islands.

Company Overview

We provide customized module design solutions for a diverse set of applications and end markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the PRC. Our customized module design solutions allow our customers to take advantage of technology components from reputable suppliers in an efficient and cost-effective manner, effectively reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams provides us with a unique understanding of their needs, enabling us to customize our suppliers’ technology components with module designs that meet our customers’ needs. In addition, we offer technology and engineering services as well as software design services in the PRC.

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablet. In the telecommunications equipment end-market, we provide solutions for public switched telephone network, or PSTN, switching, optical transmitters, electrical signal processing and optical signal amplification. In the industrial business end-market, we provide industrial solutions for the smart meter, smart grid, railway and auto-electronics sectors. Currently, we have approximately 1,800 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leaders like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, Sandisk, Freescale Semiconductor and Atmel. Additionally, in October 2006 we became one of the first the PRC-based companies to license software technology and have access to selected source codes relating to digital media directly from Microsoft.

Based on the customer’s specific requirements, we will propose a customized module reference design, which usually incorporates technology components from our suppliers. If the customer accepts our module reference design, it will generally agree to purchase specific components contained in our proposed design from us. However, our customers and their third-party contract manufacturers are responsible for the manufacture and assembly of the customized module based on our designs. Our business model is based on generating recurring revenue by reselling specific components required in our module reference designs. The difference between the purchase price we pay our suppliers for these components and our sales price to our customers for these components compensates us for our design, technical support and distribution services.

We continue to explore and identify new end-markets where we can leverage both our design and engineering expertise. For example, in January 2011, we acquired MDC Tech International Holdings Limited which provides us with a strong foothold in two fast growing industrial markets: health care and smart grid. In 2009, we acquired Mega Smart Group Limited which provides industrial solutions for the green energy and auto-electronics sectors.

From 2009 to 2011, our net revenue grew from RMB2,066.8 million to RMB3,554.4 million (USD564.7 million), representing a compound annual growth rate, or CAGR, of 31.1%.

Competitive Strengths

We believe that our customized module design solutions allow our customers to more effectively utilize our suppliers’ enabling technology components, which in turn allows them to better compete in their targeted end-markets. We believe our competitive strengths include:

Broad customer base and deep customer relationships. Our broad customer base includes many major domestic telecommunications equipment, industrial business and digital consumer electronics manufacturers in the PRC and many of their supporting subsystem suppliers. Being a customized module design solution provider to our customers requires a time-consuming and difficult procurement qualification process, which we believe serves as a significant barrier to entry for other participants. We believe that these close customer relationships, together with our continued qualified solution provider status, facilitate better understanding of our customers’ time-to-market, technology and cost requirements. These relationships also present new business opportunities by enabling us to identify and capture additional revenue streams from our customers’ new growth areas.

Differentiated business model. We facilitate our customers’ use of technology components in their end-products, thus reducing both their time-to-market and overall costs. As we focus on providing solutions to meet our customers’ specific requirements, we believe that we are less vulnerable to risks associated with the development and adoption of new and unproven technology. We do not directly charge a design fee for our customized module solutions. Instead, we are compensated by a markup on the components recommended in our design solution, which is determined principally by the extent of the design work we provide.

Accumulated design solutions expertise. Over the years, we have developed an extensive portfolio of design solutions we can leverage to accommodate the needs of new clients or existing clients with changed needs. As such, we are able to achieve significant design cost efficiencies by reducing the need to invest the time or resources associated with designing a new solution. In addition, our engineers have also accumulated a significant amount of design and engineering expertise from working with various clients from our extensive customer base.

Strong relationships with enabling technology components suppliers. We work closely with more than 30 technology components suppliers, including major global components suppliers such as Broadcom, Sandisk, Freescale Semiconductor and Atmel. In addition to facilitating the customization of their technology components, our suppliers often rely on us as a means of penetrating new PRC-based electronics manufacturers via our existing domestic relationships.

Strategy

We intend to strengthen our position as a technology solution provider for customers in PRC’s digital media, telecommunications equipment and industrial business end-markets.

Leverage our strong customer relationships into new opportunities. In 2008, we began targeting the industrial business end-market to provide industrial solutions for the green energy and auto-electronics sectors. We have since then grown our revenues generated from this market from constituting 4.5% of our 2008 revenue to 20.6% of our 2011 revenue. We anticipate that sales related to the industrial business end-markets will generally have higher profit margins than our digital media and telecom equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end markets that we believe represent significant growth opportunities.

Our success in the industrial business end-market will depend, in significant part, on our ability to leverage our existing customer base. We expect to continue to incur additional research and development expenses, through hiring additional engineering personnel to develop new solutions and expanding our intellectual property and technological capabilities, to meet the needs of our customers that have expanded into or are expected to expand into the industrial business end-market.

Strengthen our design and development capabilities. To meet the changing needs of our customers, which include increasingly shorter product life cycles, we intend to continue to improve and strengthen our in-depth and diversified solution development and design capabilities. We plan to continue investing resources to maintain the most experienced and skilled design team to preserve competitiveness within a frequently changing and challenging industry landscape. We expect to continue to incur additional research and development expenses, through hiring additional engineering personnel to develop new solutions and expanding our intellectual property and technological capabilities to meet the needs of our customers that have expanded into or are expected to expand into different end-markets, such as digital media and industrial business.

Enhance our competitiveness in new product areas through strategic alliances. We intend to broaden our product offerings by leveraging our existing design and engineering expertise as well as selectively entering into strategic alliances with third parties to complement our existing capabilities. For example, we entered into an arrangement with Microsoft whereby we will have the ability to license next generation software technology from Microsoft’s IP Ventures program and use Microsoft’s source codes to develop design solutions across a variety of digital media applications. We believe this arrangement will enhance our competitiveness in design solutions for digital media initiatives, targeting various end-markets including high definition digital set top-box, GPS, game console, smartphone and portable media player markets. We intend to continue working with third parties in ways that will enhance our competitiveness.

Make strategic investments and acquisitions. We intend to grow and expand our business by making strategic investments in and acquiring businesses complementary to ours that will enable us to expand the solutions we offer to our existing target customer base, and that will provide opportunities to expand into new markets. In particular, we plan to pursue opportunities where we expect to generate additional near-term revenue or expand our long-term growth opportunities by expanding our customer base or target end-markets. For example, in January 2011, we acquired MDC Tech International Holdings Limited which provides us with a strong foothold in two fast growing industrial markets: health care and smart grid. In 2009, we acquired 100% of Mega Smart Group Limited and its subsidiary, which engage in the development of industrial applications components in the PRC.

In 2012, our Board of Directors received a proposal involving the sale of a series of operating entities. If closed, we will reassess our current business strategy in our existing end-markets. Closing of the transaction is subject to the final approval based on the best interests of the Company and our shareholders. We intend to continue to strengthen our position as a technology solution provider for PRC customers in our end-markets.

Products and Technology

We provide customization of our suppliers’ technology components with module designs to suit each of our customers’ specific needs. Our customized module design solutions include:

Digital Media Modules	Telecommunications Equipment Modules	Industrial Business Solutions

CMMB mobile TV	Fixed line telecommunications network	Smart Meter

Motion Sensor	Data communications	Smart Grid

Persistent storage	Optical transmission	Railways

Input / output	Wireless base-station	Auto-electronics

Sound system		Health Care

Power supplies

Bluetooth

Multimedia

High definition digital set-top box

GPS

Multimedia module in portable media player

Multimedia module in home entertainment

Tablets functionality

The following table sets forth the revenue contribution from our digital media, telecommunications equipment, industrial business and other services end-markets during 2009, 2010 and 2011.

Market	2011	2010	2009
Digital media	42.3%	57.0%	60.4%
Telecommunications equipment	37.1%	24.3%	25.0%
Industrial business	20.6%	17.4%	13.2%
Services revenue	0.0%	1.3%	1.4%
Total	100.0%	100.0%	100.0%

Our research and development (“R&D”) unit has always been a driving component in our business and remains crucial in providing the best design solutions for our customers. We have a team of approximately 370 highly qualified design and application engineering specialists and other technical employees engaged in R&D related activities to develop new customized module solutions targeted at the wireless handset, telecommunications equipment, industrial business and digital media industries. In 2009, 2010 and 2011, we invested RMB67.5 million, RMB77.9 million and RMB101.6 million (USD16.1 million), respectively, for R&D purposes and we expect to continue to devote significant resources to supporting and enhancing the depth and capabilities of our R&D unit.

Customers

Our broad customer base includes many of the major domestic digital media, telecommunications equipment and industrial business manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international markets. Our three largest customers in the digital media market in terms of 2011 net revenue were ZTE, both a large domestic mobile handset manufacturer and one of the largest telecommunications equipment manufacturers in the PRC, Skyworth Digital, one of the leading digital set-top box manufacturers in the PRC and T&W Electronics, a major broadband terminal equipment and digital consumer electronic provider in the PRC. Our two largest customers from the telecommunications equipment industry in terms of 2011 net revenue were ZTE and Wuhan Research Institute of Post & Telecommunications, a major telecommunications equipment manufacturer in the PRC. Our customers in the industrial business end-market are mainly small and medium enterprises. During 2011, ZTE, T&W Electronics, Wuhan Research Institute of Post & Telecommunications, Yulong and TCL, accounted for 29.3%, 7.2%, 4.4%, 4.0% and 2.5% of our net revenue, respectively.

As of December 31, 2011, our major customers by end-market were as follows:

•	Digital Media—TCL, Skyworth Digital, Yulong, Starnet Digital Technology and ZTE.
•	Telecommunications Equipment— ZTE, T&W Electronics and Wuhan Research Institute of Post & Telecommunications
•	Industrial Business—BYD and small and medium enterprises

In 2009, 2010 and 2011, our top 10 customers to whom we sold directly, including several contract manufacturers used by some of our major end-market customers, were as follows:

26

	2011			2010			2009
						%
			% of Net			of Net			% of Net
			Revenue			Revenue			Revenue
Customer Name	Net Revenue		(%)	Net Revenue		(%)	Net Revenue		(%)
	(in millions, except for percentages)
ZTE	RMB	1,039.9	29.3	RMB	672.6	26.0	RMB	458.3	21.9
T&W Electronics		255.5	7.2		132.2	5.1		218.4	10.4
Wuhan Research Institute of Post & Telecommunications		157.2	4.4		121.6	4.7		73.6	3.5
Yulong		142.9	4.0		74.4	2.9		45.1	2.2
TCL		89.2	2.5		51.0	2.0		57.8	2.8
Tenda		70.4	2.0		*	*		*	*
Skyworth Digital		67.3	1.9		181.0	7.0		51.5	2.5
BYD		63.9	1.8		51.9	2.0		*	*
Goertek		63.1	1.8		*	*		*	*
Starnet Digital Technology		54.8	1.5		40.9	1.6		76.5	3.7
COSHIP		*	*		49.1	1.9		50.0	2.4
Shanghai Xiangnei Auto		*	*		29.7	1.1		*	*
Allied Teleris		*	*		*	*		36.0	1.7
Longcheer Communications		*	*		*	*		27.4	1.3
Total	RMB	2,004.2	56.4	RMB	1,404.4	54.3	RMB	1,094.6	52.4

*	Not a top 10 customer in the respective year.

The value of our technology solutions can be illustrated by specific examples of how we have worked closely with our customers and suppliers in leveraging our competitive position and unique business model to solidify and extend our existing business, as well as identify and capture new opportunities:

Applying our customized module design capabilities to new end-markets. We have leveraged our customized module design capabilities and our deep, multi-level customer relationships to follow our customers into new end-markets. Since 1995, we have been a provider of customized module design solutions for telecommunications equipment to ZTE, one of the largest telecommunications equipment manufacturers in the PRC. ZTE first sought to enter the mobile handset market in the PRC in 2000. Based on our working history with ZTE on telecommunications equipment solutions and on our proven design capabilities, ZTE selected us as a provider of customized module design solutions for their mobile handsets in 2000. Our total net revenue from ZTE was RMB1,039.9 million (USD165.2 million) in 2011.

Suppliers

We develop our customized module design solutions based on technology components provided by key technology and other suppliers in our target end-markets. We work with a select list of more than 30 key suppliers, including:

Supplier Name	Product
Broadcom	Various products including integrated circuit and Bluetooth

Freescale Semiconductor	Microcontrollers

Atmel	Microcontrollers

Sandisk	Flash memory

Matsushita	Switches, connectors, relay

Xilinx	Microcontrollers

In 2009, 2010 and 2011, based on cost, our major suppliers from whom we purchase components sold to our customers were as follows:

27

	2011	2010	2009
Supplier Name	% of Cost of sales (%)	% of Cost of sales (%)	% of Cost of sales (%)
Broadcom	41.1	37.7	36.3
Freescale Semiconductor	8.1	6.3	9.4
Atmel	7.8	7.1	4.1
Sandisk	7.8	8.2	9.7
Matsushita	7.4	9.3	10.1

We have established long-standing relationships with our key suppliers. For example, we have worked with Matsushita since our inception in 1995. While we depend on our key suppliers, we believe that we can find alternative suppliers within a reasonable amount of time without significantly altering our proposed solutions. For further information concerning our reliance on Broadcom, Matsushita and other key suppliers, see “Risk factors—Reliance on our suppliers, with whom we often do not have long-term supply agreements, makes us vulnerable to the loss of one or more key suppliers or the delivery capabilities of our suppliers.”

Development of collaborative relationships with key component suppliers. We have expanded our business by collaborating with our key component suppliers and incorporating our suppliers’ technology components into our module reference designs to provide customized solutions for different OEM customers. For example, demand for flash memory integrated circuits has increased as the need for high volume storage has grown rapidly due to the more advanced data services offered over wireless networks onto mobile handsets. We developed a storage module by incorporating our supplier’s flash memory products, customizable for each customer according to their varying design criteria. Through this approach, we were able to customize each module to provide optimal functionality to a variety of OEM customers. Our ability to bring this solution to each of these OEM customers:

•	allow our customers to optimize their mobile handsets by incorporating flash memory technology in a fast and cost-efficient fashion;
•	allow this supplier to penetrate the PRC market and specific OEM customers, without having to design and manufacture separate flash memory products; and
•	reinforce and broaden our relationship with this key component supplier.

Sales and Marketing

We generate sales of our customized module design solutions through our direct sales force, consisting of approximately 168 sales directors, account managers and sales support staff as of December 31, 2011. Our sales directors are responsible for establishing sales strategy and setting objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer relationship. Account managers work closely with customers and, in many cases, provide on-site support. Account managers often attend our customers’ internal meetings related to production, engineering design and quality assurance to ensure that our customers’ expectations are appropriately interpreted and communicated to our operations group, and ultimately met or exceeded throughout the design process. Account managers also work with our customers to identify and meet their cost and design-to-delivery cycle time objectives.

Our new business development account managers initiate and maintain long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the design-to-delivery cycle.

Competition

We believe that the principal competitive factors affecting the markets for our customized module design solutions and engineering services include:

•	understanding our customers’ time-to-market, technology and cost requirements;
•	access to technology providers;
•	pricing and efficiency;
•	design capabilities;

•	customer relationships; and
•	technical support.

We believe that we compare favorably with respect to each of these criteria. In addition, while we do not believe that there are any direct competitors of any meaningful size that operate using the same business model as ours, we face indirect competition from the following:

Other technology component suppliers. For each project, we work with suppliers to compete against other technology component suppliers. Consequently, we indirectly compete against our suppliers’ competitors. For example, by working with JDS Uniphase, we compete indirectly against companies such as Avanex and Bookham in supplying optical transmission module designs.

Component manufacturers and distributors. We compete indirectly with component manufacturers such as Epcos, and component distributors such as Arrow Electronics, Inc. and Avnet, Inc., which may seek to expand their product/service offerings to include customized module design solutions. We believe that these large component manufacturers and distributors have not historically engaged in customized module design, and therefore we believe that it is not one of their core competencies.

We may also face indirect competition from customers and suppliers. Currently many of our customers and suppliers do not focus on customized module design. If our customers or suppliers decide to devote more time and resources to in-house module design, the demand for our solutions may decline. In addition, our customers may change their procurement strategy or decide to rely on us primarily for component delivery and not for integration or design work. Similarly, component suppliers may also seek to offer their component products or modules incorporating key components from our solutions directly to our customers.

Intellectual Property

We currently have five issued utility patents relating to our lightning surge protection for network products and a ceramic-to-steel adhesive application and a patent on algorism for quality of services, or QoS, relating to our digital media application. Historically, we have derived a small percentage of our net revenue from our proprietary products.

Government Regulations

The telecommunications industry in the PRC is heavily regulated. The Ministry of Information Industry, which is the primary telecommunications industry regulator in the PRC, is responsible for formulating policies and regulations for the telecommunications industry including on matters such as tariffs and service quality, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Telecommunications operators are subject to various regulatory requirements and failure to comply with such requirements may subject them to mandatory penalties or other punitive measures, any of which could have a material adverse effect on their operations and financial condition.

Organizational Structure

The following chart illustrates our organizational structure as of December 31, 2011:

29

The following table sets forth our significant subsidiaries as of December 31, 2011:

Name of company	Place of incorporation or establishment	Attributable equity interest held	Principal activity
Comloca Technology (Shenzhen) Company Limited (“Comloca”)	PRC	100%	Location-based search business

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	70%	Sales of electronics components and related products

Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”)	PRC	100%	Sales of electronics components and related products

Comtech International (Hong Kong) Limited (“Comtech Hong Kong”)	Hong Kong	100%	Sales of electronics components and related products

Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”)	PRC	100%	Sales of electronics components and related products and research and development of software products

Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”)	PRC	100%	Provision of media communication and collaboration platforms and solutions

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	100%	Sales of electronics components and related products (note a)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	100%	Sales of electronics components and related products (note a)

Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products

Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	100%	Sales and development of industrial applications, microcontrollers and complementary products

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

Note a	The Company exercises its control over Shenzhen Comtech, which in turn, has 95% equity interest in Shanghai E&T, through legal arrangements between Comtech (China) Holding Limited (“Comtech China”), a wholly-owned subsidiary of the Company, and Shenzhen Comtech’s legal shareholders (“Legal Shareholders”), Jeffrey Kang, CEO of the Group, Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group. In 2006, Jeffrey Kang executed an agreement to transfer his 99% equity interest in Shenzhen Comtech to Honghui Li. The Legal Shareholders agreed to hold the equity interest in Shenzhen Comtech on behalf of Comtech China, and waived their full rights and risks of ownership of the equity interests in favor of Comtech China.

The legal shareholders of Shanghai E&T is Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and is bound by similar legal arrangements with Comtech China relating to his holding of 5% equity interest in Shanghai E&T on behalf of Comtech China waiving his full rights and risks of ownership of the equity interests in favor of Comtech China.

Property, plant and equipment

We lease properties with a total area of approximately 160,000 square feet in 22 locations in the PRC including Shenzhen, Shanghai, Beijing, Hangzhou, Wuhan, Suzhou, Chengdu, Nanjing, Xi’an, Taiwan and Hong Kong. Approximately 22,000 square feet is for our corporate headquarters located in Shenzhen, approximately 54,000 square feet is for our research and development centers in Shenzhen and Shanghai, approximately 62,000 square feet is for our representative offices located in the other cities, and approximately 22,000 square feet is used for manufacturing of our proprietary lightning protection product for wireless base stations. These leases have remaining terms ranging from 2 to 30 months.

As of December 31, 2011, the Group has entered into a land use right agreement with the PRC government in Shenzhen. The Group has paid RMB19.3 million (USD3.1 million) as deposit for the purchase of land use right. Pursuant to the land use right agreement, the Group is required to develop on the piece of land a new headquarter for research and development purposes for the Group and the Group is required to contribute a minimum of RMB500 million (USD79.4 million) for the land development.

We believe that our existing facilities and equipment are well maintained and in good operating condition, and are sufficient to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Forward Looking Statements” and “Item 3D. Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We provide customized module design solutions for a diverse set of applications and end markets, serving as a gateway for our technology component suppliers to access leading electronics manufacturers in the PRC. Our customized module design solutions allow our customers to take advantage of technology components from reputable suppliers in an efficient and cost-effective manner, effectively reducing their time-to-market and lowering their overall costs. Our close collaboration with our customers’ product development teams provides us with a unique understanding of their needs, enabling us to customize our suppliers’ technology components with module designs that meet our customers’ requirements. In addition, we offer technology and engineering services as well as software design services in the PRC.

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and Bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablet. In the telecommunications equipment end-market, we provide solutions for PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, we provide industrial solutions for the green energy, auto-electronics and health care sectors. Currently, we have approximately1,800 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leader like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, Matsushita, Sandisk and Atmel. Additionally, in October 2006, we became one of the first PRC-based companies to license software technology and have access to selected source codes directly from Microsoft.

We have two reportable operating segments: product sales consisting of revenues generated by providing customized module design solutions focusing primarily in the digital media, telecommunications equipment and industrial business end-markets, and service revenue, generated by providing technology and engineering services, network system integration and related training and maintenance services.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Over the last year, industrial business related sales, which have generally higher profit margins than our digital module related sales and our telecommunications equipment module related sales, have constituted a greater portion of our total net revenue as compared to the previous years.

Growth in end-market industries. The rapid growth of the domestic telecommunications equipment, industrial business and digital media end-markets have been important growth drivers for PRC’s electronics manufacturing industries. Specific markets that we expect to experience continued growth are the data communications market, consisting of asymmetric digital subscriber line (ADSL) modems and Voice over Internet Protocol (VoIP) equipment; the routers and network security equipment markets; the optical transmission systems market; the fixed line telecommunications network market, as well as the digital media market particularly relating to digital TV and GPS. Increased domestic consumer spending power has contributed to rapid growth in these markets. This growth in domestic consumer spending power in turn has driven, and we believe will continue to drive, growth in the electronics manufacturing businesses supporting hardware OEMs, including those engaged in the customized design of module solutions such as ourselves. However, these industries and the respective domestic manufacturers that operate in these industries may not continue to grow their sales at historical levels, if at all. The stagnation or reduction in overall demand for telecommunications equipment, industrial business and digital media products could materially affect our results of operations.

Increase in exports. We believe that the development of a highly-skilled, low-cost manufacturing base has also enabled PRC’s domestic telecommunications equipment and digital consumer electronics manufacturers to be competitive in the global marketplace. As an example, ZTE, a major manufacturer of mobile handset and telecommunications equipment in the PRC, as well as other telecommunications equipment and mobile handset manufacturers, have also begun to expand overseas. We believe that growth in the export market will likely have a positive effect on our results of operations and financial condition, as it should increase the demand for our solutions, particularly among our digital media clients.

Growth by entering new end-markets, strengthening in-house capabilities and leveraging our customer base. In 2008, we began targeting the industrial business end-market by providing industrial solutions for the green energy and auto-electronics sectors. Since then the revenues generated from this market have grown from 4.5% of our 2008 revenue to 20.6% of our 2011 revenue. We anticipate that sales related to the industrial business end-markets will generally have higher profit margins than our digital media and telecommunications equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end-markets that we believe represent significant growth opportunities.

Our success in the industrial business end-market will depend, in significant part, on our ability to leverage our existing customer base. We expect to continue to incur additional research and development expenses, through hiring additional engineering personnel to develop new solutions and expanding our intellectual property and technological capabilities, to meet the needs of our customers that have expanded into or are expected to expand into the industrial business end-market.

General economic and market conditions. Due to market conditions, the level of consumer and information technology spending has declined and reduced the demand for our mobile handsets since the third quarter of 2008. Furthermore, our profit margins have been reduced since we strategically lowered our pricing in order to grow the business in a slowing economic environment.

Net Revenue

Product sales

For our product sales segment, we do not charge our customers an independent design fee. Instead, our business model is to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we pay our suppliers for these components and our sales price to the customer for these components compensates us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in the Company’s consolidated statements of income and comprehensive income.

Our broad and diversified customer base includes many of the major telecommunications equipment, industrial business and digital consumer electronics manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international market. Our two largest customers from the telecommunications equipment industry in terms of 2011 net revenue were ZTE and Wuhan Research Institute of Post & Telecommunications, a major telecommunications equipment manufacturer in the PRC. Our largest customers in the digital media end-market in terms of 2011 net revenue was ZTE and Skyworth Digital, two of the leading digital set up box manufacturers in the PRC and T&W Electronics, a major broadband terminal equipment and digital consumer electronic provider in the PRC. Our largest customer from the industrial end-market in terms of 2011 net revenue was BYD, a leading high-tech enterprise in the PRC specializing in information technology, automobile and new energy. During 2011, ZTE, T&W Electronics, Wuhan Research Institute of Post & Telecommunications, Yulong and TCL, accounted for 29.3%, 7.2%, 4.4%, 4.0% and 2.5% of our net revenue, respectively.

Our net revenue are subject to seasonal fluctuation and periods of increased demand. All product module sales are typically highest in the fourth quarter of the year due to desire by OEMs to spend remaining budgets allocated for a given period, usually on an annual basis. Net revenue has historically been lowest in the first quarter of the year due to the Chinese New Year holiday and the general reduction in sales following the holiday season. The digital media industry also experiences cyclical fluctuations, as well as fluctuations in how quickly certain new digital media products and technologies are adopted by the market. These sales patterns may not be indicative of future sales performance.

Service Revenue

We provide technology and engineering services, and related training and maintenance services to our customers. We generate revenue when our services are rendered and acknowledged by our customers. Our service revenue is net of business tax.

Cost of Sales

Our cost of sales comprises cost of goods sold and cost of services.

Cost of Goods Sold

Cost of goods sold primarily consists of the purchase of components from suppliers. We develop our customized module design solutions based on specific technology components purchased from suppliers in our target end-markets. Our list of over 30 key suppliers includes Broadcom (integrated circuit and Bluetooth), Matsushita (switches), Sandisk (Flash memory), Freescale Semiconductor (automotive solutions) and Atmel (industrial solutions). We typically make purchases from our suppliers only after we have received customer orders, enabling us to maintain adequate inventory levels and, in turn, minimize risks typically associated with holding excessive inventory. During 2011, based on cost of sales, we purchased approximately 41.1%, 8.1%, 7.8% and 7.8% of the components sold to our customers from Broadcom, Freescale Semiconductor, Atmel and its affiliated entities and Sandisk, respectively. If we lose a key supplier, or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demands for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. Even if we are able to find a replacement supplier, we may be required to redevelop the customized module design solution to effectively incorporate the replacement components.

Cost of Services

Cost of services consists of direct staff costs and other direct related costs for providing engineering and technology services including support and materials.

Operating Expenses

Selling, General and Administrative Expenses

Our selling expenses include expenditures to promote our new module solutions and gain a larger customer base, personnel expenses and travel and entertainment costs related to sales and marketing activities, and freight charges. We expense all these expenditures as they are incurred. Selling expenses are expected to continue to grow in the future as we diversify by developing and acquiring new design capabilities and expanding into new end-markets. Also included in selling expenses is allowance for doubtful accounts.

General and administrative expenses include compensation and benefits for our general and administrative staff, professional fees, amortization of intangible assets, foreign exchange losses and general travel and entertainment costs. We expense all general and administrative expenses as they are incurred. We expect that general and administrative expenses will continue to increase for the foreseeable future as a result of our expected continued growth and the continuing costs of complying with U.S. rules and regulations necessary to maintain our listing in the United States.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related costs of the employees engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expense research and development expenses as they are incurred. As of December 31, 2011, we had approximately 370 engineers and other technical employees engaged in research and development related activities to develop new customized module design solutions targeted at the telecommunications equipment, industrial business and digital media industries. As a result of additional costs incurred in developing new customized module design solutions, research and development expenses were higher in 2011 than they were in 2010, and we expect that our research and development expenses, including those relating to the planned hiring of additional research and development personnel, will increase in the future as we seek to expand our business by developing new customized module design solutions and penetrating new end-markets, and as we seek to grow our engineering services business.

Noncontrolling Interest

Noncontrolling interest consisted of 40% and 30% of the outstanding equity interest in Comtech Digital and Comtech Broadband, respectively. For the year ended December 31, 2011, approximately 54.5% of our total net revenue was generated through Comtech Broadband. Comtech Digital generated 3.1% of our total net revenue for the year 2011.

Taxation

We and our subsidiaries file separate income tax returns.

USA

Cogo Maryland was incorporated in the United States, and was subject to United States federal income taxes. On August 4, 2011, Cogo Maryland redomesticated from the State of Maryland, USA, to the Cayman Islands, through a redomestication merger with and into its indirect wholly owned subsidiary, Cogo Group Cayman, Inc., a company formed on April 12, 2011 under the laws of the Cayman Islands (“Cogo Cayman”). Assuming (as discussed below) that Cogo Cayman will be treated as a U.S. corporation for U.S. federal income tax purposes, Cogo Maryland should not recognize gain or loss as a result of the redomestication merger.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States, will be treated as a U.S. corporation for U.S. federal income tax purposes if (i) the acquiring corporation, together with all corporations connected to it by a chain of greater than 50% ownership by vote and value (the “expanded affiliated group”), does not have substantial business activities in the country in which the acquiring corporation is organized, compared to the total worldwide business activities of the expanded affiliated group, and (ii) shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition (ignoring for this purpose certain shares of the acquiring corporation held by members of its expanded affiliated group and, pursuant to temporary regulations under Sections 7874, counting as shares certain options or warrants). If Section 7874(b) were to apply to the redomestication merger, then Cogo Cayman, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the redomestication merger as if it were a U.S. corporation, and Cogo Maryland should not recognize gain (or loss) as a result of the redomestication merger for U.S. federal income tax purposes.

After the completion of the redomestication merger, it is not expected that any shares of Cogo Cayman would be held by any member of an expanded affiliated group that includes Cogo Cayman. In addition, after the redomestication merger, as a result of which Cogo Cayman directly acquired all of the assets of the Cogo Maryland, it is expected that the former stockholders of Cogo Maryland (including option or warrant holders treated as owning shares of common stock of Cogo Maryland pursuant to the temporary regulations under Section 7874) should be considered to own, by reason of owning (or being treated as owning) stock of the Cogo Maryland, more than 80% of the voting power and the value of Cogo Cayman’s ordinary shares (including any options or warrants treated as ordinary shares of Cogo Cayman pursuant to the temporary regulations promulgated under Section 7874). Moreover, after the redomestication merger, it is expected that the expanded affiliated group that would include Cogo Cayman will not conduct any substantial business activities in the Cayman Islands as compared to the total worldwide business activities of such expanded affiliated group. Accordingly, it is expected that Section 7874(b) should apply and that Cogo Cayman would be treated as a U.S. corporation for U.S. federal income tax purposes.  However, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the redomestication merger (and the subsequent operations of Cogo Cayman, as well as members of its expanded affiliated group), this result is not entirely free from doubt. If, for example, Section 7874(b) were determined not to apply to the redomestication merger, and Cogo Cayman were treated as a foreign corporation for U.S. federal income tax purposes as a result of the redomestication merger, then, among other things, the Cogo Maryland would be required to recognize gain (but not loss) under Section 367 of the Code equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the redomestication merger.

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, our subsidiaries that are incorporated in the Cayman Islands and the British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax. The applicable profits tax rate is 16.5% for 2009, 2010 and 2011. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax law (the “CIT law”) which revised the PRC statutory income tax rate to 25%. The CIT law was effective on January 1, 2008. Accordingly, our PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified.

Prior to January 1, 2008, Shenzhen Comtech International Limited (“Shenzhen Comtech”), Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”), Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”), Comloca Technology (Shenzhen) Company Limited (“Comloca”), Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”), Shenzhen Huameng Software Company Limited (“Huameng PRC”) and Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”) (collectively the “Shenzhen Subsidiaries”), being entities located in the Shenzhen Special Economic Zone, were entitled to the preferential tax rate of 15%. In addition, the Shenzhen Subsidiaries, being production oriented foreign investment enterprises, were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective (“2+3 tax holiday”) under the then effective tax regulations.

The CIT law and its relevant regulations provide a five-year transition period from January 1, 2008 for those companies which were established before March 16, 2007 and were entitled to preferential lower tax rates under the then effective tax regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Accordingly, the Shenzhen Subsidiaries are entitled to enjoy the transitional rates and continue their tax holidays until they expire. For Comloca and Huameng PRC, they had not commenced their respective tax holidays as of December 31, 2007 and CIT law and its relevant regulations require their tax holidays to begin on January 1, 2008.

Based on the above, the Shenzhen Subsidiaries are subject to the following tax rates:

•	Shenzhen Comtech and Comtech Communication are subject to income tax at 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.
•	Comtech Software is subject to income tax at 10%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.
•	Comloca and Huameng PRC were tax exempt for 2009. They are subject to income tax at 11%, 12%, 12.5% and 25% for 2010, 2011, 2012 and 2013 onwards, respectively.
•	Viewtran PRC and Epcot are subject to income tax at 10%, 11%, 12% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.
•	Mega Sky SZ and Mega Smart SZ, being software and integrated circuit design enterprises, are each granted a 2+3 tax holiday during 2010. As a result, they are tax exempt for 2010 and 2011, and are subject to income tax at 12.5% from 2012 to 2014 and at 25% from 2015 onwards.

In addition, in 2011, Shanghai E&T System Company Limited, Shanghai Comtech Electronic Technology Limited, Keen Awards Beijing Limited, R&E Microelectronics (Shenzhen) Company Limited, Comtech Digital Technology (Shenzhen) Limited, Chengdu Comtech Communication Technology Company Limited, Wuhan Comtech Communication Technology Company Limited, Hangzhou Mega Sky Communication Technology Company Limited and Nanjing Youyingjie Technology Company Limited are subject to the corporate income tax of 25% under the CIT law.

As a result of the incentives above, our operations have historically been subject to relatively low tax liabilities, which increase in the near future. See “Risk Factors – Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.” Our effective tax rate was (8.4)%, 9.5% and 10.8% in 2011, 2010 and 2009, respectively. Included in the income tax expense for the year ended December 31, 2011 was deferred income tax benefit of RMB4.7 million as a result of the amortization of intangible assets of RMB28.6 million.

Basis of Presentation

On August 4, 2011, we redomesticated from the State of Maryland, USA, to the Cayman Islands, through a redomestication merger with and into its indirect wholly owned subsidiary, Cogo Cayman, a company formed on April 12, 2011 under the laws of the Cayman Islands. On July 25, 2011, Cogo Cayman changed its name to Cogo Group, Inc. The consolidated financial position, results of operations and cash flows for all periods presented that arose prior to August 4, 2011 relate to those of Cogo Maryland.

In the July 2004 share exchange with Trident, the stockholders of Comtech Cayman received in exchange for our business approximately 91.2% of the then-outstanding common stock of Trident. This share exchange transaction was accounted for as a reverse acquisition in which Comtech Cayman was deemed the accounting acquirer and Trident was deemed the legal acquirer. In connection with the share exchange, we changed our name to Comtech Group, Inc. from Trident. On May 13, 2008, we changed our name to Cogo Group, Inc.

As a result of the share exchange transaction:

•	the historical financial statements of Trident for periods prior to the date of the share exchange transaction are no longer presented;
•	the historical financial statements for periods prior to the date of the transaction are those of Comtech Cayman, as the accounting acquirer;
•	all references to the financial statements apply to the historical financial statements of Comtech Cayman prior to the transaction; and
•	the number of our ordinary shares have been restated retroactively to reflect the share exchange ratio as at the date of the share exchange transaction.

In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), Honghui Li, our vice president, and Huimo Chen, the mother of Jeffrey Kang, our chief executive officer, through contractual agreements exercise control over Shenzhen Comtech, which in turn owns a controlling interest in Shanghai E&T. Under these contractual agreements, we enjoy voting control and are entitled to the economic interests associated with their equity interest in Shenzhen Comtech and Shanghai E&T. For additional details regarding these contractual agreements, see “Item 7B. Related Party Transactions.”

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. These estimates are based on our historical experience and on various other assumptions that we believe to be reasonable. Estimates are evaluated on an ongoing basis, but actual results may differ from these estimates.

Critical accounting policies are those that, in management’s view, are most important in the portrayal of our financial condition and results of operations. Those that require significant judgments and estimates include:

Business Combinations. In 2009, we acquired 100% equity interest in Mega Smart. Prior to 2009, our significant acquisitions included the acquisition of a 70% equity interest in Long Rise, the acquisition of the remaining 45% equity interest in Comtech Broadband, the acquisition of 100% equity interest in Keen Awards which the consideration payable was contingent upon achieving certain agreed earning levels over an agreed measurement period, and the acquisition of the 100% equity interest in Viewtran. In 2011, we acquired 100% equity interest in MDC.

We have adopted ASC 805, Business Combinations, in connection with the acquisition of Mega Smart in 2009, and SFAS No. 141, Business Combinations, in connection with the acquisitions prior to 2009. For our acquisitions, we allocate the cost of an acquired entity to the assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any identifiable intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would have an offsetting effect on the amount of goodwill recognized from the acquisition and would change the amount of amortization expense recognized related to those identifiable intangible assets.

The fair values of our identifiable intangible assets were determined by us with inputs from our independent appraisers using mainly the income approach. Future cash flows are predominately based on the historical pricing and expense levels, taking into consideration the relevant market size, growth factors and expected industry growth. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.

Valuation of Long-Lived Assets. We assess the impairment of long-lived assets, which include goodwill, identifiable intangible assets, and property and equipment (“P&E”), at least annually for goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable for all long-lived assets. Changes in the underlying business could adversely affect the fair value of the enterprise and intangible asset and P&E asset groups. Important factors which could require an impairment review include: (i) underperformance relative to expected historical or projected future operating results; (ii) changes in the manner of use of the assets or the strategy for our overall business; (iii) negative industry or economic trends; (iv) our enterprise fair value relative to net book value.

Our impairment evaluation of identifiable intangible assets and P&E includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material negative effect on our results of operations.

Our impairment evaluation of goodwill is based on comparing the fair value to the carrying value of our reporting units. The reporting units’ fair value is measured using a combination of the market and income approaches. If we fail to deliver new products, if the products fail to gain expected market acceptance, or if market conditions fail to materialize as anticipated, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material negative effect on our results of operations. Please refer to “Impairment loss of goodwill” under “Results of operations” below for details of impairment loss of goodwill recorded in the current year.

The net book values of these tangible and intangible long-lived assets at December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011				2010
	Amount		Amount		Amount
	(in millions)				(in millions)
Property and equipment, net	USD	2.8	RMB	17.9	RMB	14.6
Goodwill		—		—		175.4
Intangible assets, net		24.5		154.1		83.5

Total net book value	USD	27.3	RMB	172.0	RMB	273.5

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security from our customers. As of December 31, 2011, our accounts receivable balance was RMB1,017.4 million (USD161.7 million), net of a RMB75.6 million (USD12.0 million) allowance for doubtful accounts. As our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances.

Share-based Compensation. We applied ASC 718, Compensation—Stock Compensation. ASC 718 requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we revise the estimates used in subsequent periods which will affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. ASC 718 was adopted using the modified prospective method of application. Under this method, we record share-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006 and for share-based awards granted after January 1, 2006. Compensation cost is recognized on a straight line basis over the requisite service period, which is generally the same as the vesting period. Since the adoption of ASC 718, we have only granted equity share unit and performance shares to minimize the level of estimation. Our share-based compensation expense for the years ended December 31, 2011 and 2010 was RMB66.7 million (USD10.6 million) and RMB100.9 million, respectively.

We currently use authorized shares and shares of a subsidiary to satisfy share award exercises.

Write-down for Obsolete Inventories. We record inventory write-downs for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and its estimated realizable value based upon assumptions about future demand and market conditions. Management records a write-down against inventory based on several factors, including expected sales price of the item and the length of time the item has been in inventory. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-down could be required. In that event, our gross margin would be reduced.

Taxation. We provide for income taxes in accordance with the provisions of ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized consistent with the asset and liability method required by ASC 740. Our deferred tax assets and liabilities primarily result from temporary differences between the amounts recorded in our consolidated financial statements and the tax basis of our assets and liabilities.

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including our assessment of uncertain tax positions and projections of future taxable income from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies. The deferred tax asset balance is analyzed regularly by management. Based on these analyses, we have determined that our deferred tax asset is irrecoverable and full valuation allowance is provided as of December 31, 2011. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. If, in the future, our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax asset may be adjusted.

We adopted the provisions of ASC 740-10-25 and as a result, we apply a more likely than not recognition threshold for all tax uncertainties. ASC 740-10-25 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. As of December 31, 2011, all uncertain tax positions were considered to be more likely than not to be sustained upon examination by the relevant authorities. If, in the future, our assumptions and estimates that resulted in the determination of sustainability prove to be incorrect, a tax expense adjustment may be necessary.

Results of Operations

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Revenue. Total net revenue increased by RMB964.9 million (USD153.3 million), or 37.3%, in 2011 when compared to 2010. The increase was mainly due to the continued expansion in the Telecommunications equipment and Industrial business end-markets.

Product Sales

Details of product sales by product type for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011				2011	2010		2010
					% of Net			% of Net	%
	Amount				Revenue	Amount		Revenue	Change
	(in millions, except for percentages)
Digital media	USD	238.8	RMB	1,503.1	42.3%	RMB	1,474.3	57.0%	2.0%
Telecommunications equipment		209.4		1,318.2	37.1		630.1	24.3	109.2%
Industrial business		116.5		733.1	20.6		450.6	17.4	62.7%
Total product sales	USD	564.7	RMB	3,554.4	100.0%	RMB	2,555.0	98.7%	39.1%

Product sales for the year ended 2011 was RMB3,554.4 million (USD564.7 million), or RMB999.4 million (USD158.8 million), higher than the year ended 2010. Digital media related sales increased by RMB28.8 million (USD4.6 million), or 2%, telecommunications equipment related sales increased by RMB688.1 million (USD109.3 million), or 109.2%, and industrial business related sales increased by RMB282.5 million (USD44.9 million), or 62.7%. The increase in product sales was mainly attributable to the increase in sales in the telecommunications equipment end-market resulting from the increase in investments in the 3G telecommunications infrastructure in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some existing customers such as ZTE and T&W Electronics, and promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access. The sale of medical equipment and components of the smart grid business resulting from the acquisition of MDC also contributed to the increase. The contribution to total net revenue by digital media sales in 2011 increased to RMB1,503.1 million (USD238.8 million), or 42.3% of total net revenue, from RMB1,474.3 million, or 57.0% of total net revenue in 2010. The contribution to total net revenue by telecommunications equipment sales in 2011 increased to RMB1,318.2 million (USD209.4 million), or 37.1% of total net revenue, from RMB630.1 million, or 24.3% of total net revenue in 2010. The contribution to total net revenue by industrial business sales increased, from RMB450.6 million or 17.4% in 2010, to RMB733.1 million (USD116.5 million) or 20.6% in 2011.

Service Revenue. Service revenue for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011				2011	2010		2010
					% of Net			% of Net
	Amount				Revenue	Amount		Revenue
	(in millions, except for percentages)
Service revenue	USD	—	RMB	—	—%	RMB	34.5	1.3%

Service revenue was derived from the provision of technology and engineering services, software design, network system integration and related training and maintenance services. The decrease of RMB34.5 million (USD5.5 million) for the year ended December 31, 2011, as compared to same period of 2010, was due to no longer providing services, revenue and focusing on the fast-growing telecommunications equipment and industrial business end-markets in the year ended December 31, 2011.

Gross Profit. Gross profit was RMB397.4 million (USD63.1 million) in 2011, an increase of RMB30.8 million (USD4.9 million), or 8.4%, when compared to RMB366.6 million in 2010. Gross margin was 11.2% in 2011, compared to 14.2% in 2010. The increase in gross profit is consistent with the increase in sales due to the continued expansion in all end-markets during the year. The decrease in gross margin is primarily attributable to change in revenue mix, of which the digital media and telecommunications equipment end-markets related sales had a relatively lower margin.

Selling, General, Administrative, Research & Development Expenses and allowance for doubtful accounts. Selling, general and administrative, R&D expenses, provision for doubtful accounts, impairment loss of goodwill and intangible assets were RMB529.0 million (USD84.0 million) for the year ended December 31, 2011, or 113.7% higher than those of the prior year. The expenses for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011				2011	2010		2010
					% of Net			% of Net
	Amount		Amount		Revenue	Amount		Revenue
	(in millions, except for percentages)
Selling expenses	USD	10.3	RMB	64.9	1.8%	RMB	45.4	1.8%
General and administrative expenses		19.6		123.3	3.4		146.5	5.6
R&D expenses		16.1		101.6	2.9		77.9	3.0
Allowance for doubtful accounts		0.4		2.3	0.1		—	—
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment		—		—	—		(43.7)	(1.7)
Impairment loss of goodwill		37.6		236.9	6.7		21.4	0.8

Total	USD	84.0	RMB	529.0	14.9%	RMB	247.5	9.5%

Selling, General and Administrative Expenses. The increase in selling expenses in 2011 of RMB19.5 million (USD3.1 million), or 43.0%, was mainly attributable to the increased staff within the sales team and the effects of salary increases in 2011 which led to increase in staff related cost. Increased expenditures on other indirect selling expenses such as product logistics, traveling and promotion expenses as a result of increased volume of sales transactions also contributed to the increase in selling expenses.

The decrease in general and administrative expenses of RMB23.2 million (USD3.7 million), or 15.8%, was primarily attributable to share-based compensation cost of RMB22.1 million (USD3.5 million), as compared to share-based compensation cost of RMB61.5 million for the same period of 2010. The decrease in general and administrative expenses was also offset in part by an increase in other general and administrative expenses such as staff cost and office rental due to an increase in headcount as a result of our expansion in industrial business end-market and the acquisition of MDC in January 2011.

R&D Expenses. R&D expenses increased in 2011 by RMB23.7 million (USD3.8 million), or 30.4%, as compared to 2010. The increase was primarily attributable to the increase in staff cost, including the increase in share-based compensation cost of RMB4.7 million (USD0.7 million), as a result of additional R&D personnel and engineers, and research expenditures for potential new markets, such as industrial business.

Allowance for Doubtful Accounts. Additional charge against doubtful accounts of RMB2.3 million (USD0.4 million) was made in 2011, as compared to RMB0.002 million made in 2010. The additional charge of doubtful accounts was due to certain receivable balance being overdue in which the assessment of recoverability is remote.

Impairment loss of goodwill. As a result of the continued significant decline in the price of the Company’s shares of common stock in 2011, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB236.9 million (USD37.6 million). The goodwill impairment charge did not impact debt covenants compliance under the Company’s existing credit facility.

Interest Expense. Interest expense increased in 2011 by RMB10.7 million (USD1.7 million) or 114.2%, as compared to 2010. The increase in interest expense was attributable to an increase in the average bank borrowing balances.

Interest Income. Interest income in 2011 amounted to RMB14.9 million (USD2.4 million), compared to RMB14.7 million in 2010. The increase by RMB0.2 million (USD0.03 million) was mainly attributable to an increase in average term deposit as compared to 2010.

Income Tax. The effective tax rate for 2011 was (8.4)% compared to 9.5% for 2010. The income tax expense for 2011 was contributed to significant non-deductible items including impairment of goodwill of RMB236.9 million (USD37.6 million), offset by the transitional tax rates under the PRC CIT law of 22% in 2010 and 24% in 2011 and the expiry of tax holiday for certain Shenzhen subsidiaries.

Noncontrolling Interest. Noncontrolling interest consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2011, net income attributable to noncontrolling interest amounted to RMB7.4 million (USD1.2 million).

Net Income/(Loss) and Earnings/(Loss) Per Share attributable to Cogo Group, Inc. As a result of the above items, net loss attributable to Cogo Group, Inc. for 2011 was RMB156.6 million (USD24.9 million), compared to net income attributable to Cogo Group, Inc. of RMB112.4 million in 2010. We reported basic and diluted per share loss of RMB4.22 (USD0.67) for 2011, based on 37,094,995 outstanding weighted average shares, compared to basic per share earnings of RMB3.01 for 2010, based on 37,275,427 outstanding weighted average shares, and a diluted per share earnings of RMB2.94, based on 38,188,814 outstanding weighted average shares.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net Revenue. Total net revenue increase RMB493.3 million, or 23.5%, in 2010 when compared to 2009. The increase was mainly due to the continued expansion in all end-markets.

Product Sales

Details of product sales by product type for the years ended December 31, 2010 and 2009 were as follows:

	Years ended December 31,
	2010			2009
	(in millions, except for percentage)
			% of Net			% of Net
	Amount		Revenue	Amount		Revenue	% Change
Digital Media	RMB	1,474.3	57.0%	RMB	1,267.1	60.4%	16.3%
Telecommunications equipment		630.1	24.3		523.9	25.0	20.3
Industrial business		450.6	17.4		275.8	13.2	63.4

Total product sales	RMB	2,555.0	98.7%	RMB	2,066.8	98.6%	23.6%

Product sales for the year ended 2010 was RMB2,555.0 million, or RMB488.2 million, higher than the year ended 2009. Digital media related sales increased by RMB207.2 million, or 16.3%, telecommunications equipment related sales increased by RMB106.2 million, or 20.3%, and industrial business related sales increased by RMB174.8 million, or 63.4%. The increase in product sales was mainly attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, and increased sales volume, which resulted from an increase in customer base and an increase in our product variety for all product markets offset by lower selling prices (which attracted additional customers), particularly for mobile handset and telecommunications equipment products. The wider variety of component solutions drove an increase in sales orders from some existing customers such as ZTE and Skyworth Digital. The contribution to total net revenue by digital media sales in 2010 increased to RMB1,474.3 million, or 57.0% of total net revenue, from RMB1,267.1 million, or 60.4% of total net revenue, in 2009. The contribution to total net revenue by telecommunications equipment sales in 2010 increased to RMB630.1 million, or 24.3% of total net revenue, from RMB523.9 million, or 25.0% of total net revenue in 2009. The contribution to total net revenue by industrial business sales increased, from RMB275.8 million or 13.2% in 2009 to RMB450.6 million or 17.4% in 2010.

Service Revenue. Service revenue for the years ended December 31, 2010 and 2009 were as follows:

	Years ended December 31,
	2010			2009
	(in millions, except for percentages)
			% of Net			% of Net
	Amount		Revenue	Amount		Revenue
Service revenue	RMB	34.5	1.3%	RMB	29.4	1.4%

Service revenue was derived from the provision of technology and engineering services, software design, network system integration and related training and maintenance services. The increase of RMB5.1 million, or 17.3%, was mainly attributable to more sales generated from software design services in 2010, such as Microsoft software for embedded systems, as compared to 2009.

Gross Profit. Gross profit was RMB366.6 million in 2010, a increase of RMB65.3 million, or 21.7%, when compared to RMB301.3 million in 2009. Gross margin was 14.2% in 2010, compared to 14.4% in 2009. The increase in gross profit is consistent with the increase in sales due to the continued expansion in all end-markets during the year. The decrease in gross margin is primarily attributable to reduced selling prices for mobile handset and telecommunications equipment products.

Selling, General, Administrative, Research & Development Expenses, allowance for doubtful accounts, net gain on settlement relating to the acquisition of Long Rise before goodwill impairment and impairment loss of goodwill and intangible assets. Selling, general and administrative, R&D expenses and allowance for doubtful accounts and were RMB247.5 million for the year ended December 31, 2010, or 8.5% higher than those of the prior year. The expenses for the years ended December 31, 2010 and 2009 were as follows:

	Years ended December 31,
	2010			2009
	(in millions, except for percentages)
			% of Net			% of Net
	Amount		Revenue	Amount		Revenue
Selling expenses	RMB	45.4	1.8%	RMB	35.4	1.7%
General and administrative expenses		146.5	5.6		89.4	4.3
R&D expenses		77.9	3.0		67.5	3.2
Allowance for doubtful accounts		—	—		36.0	1.7
Net gain on settlement relating to the acquisition of Long Rise before goodwill		(43.7)	(1.7)		—	—
Impairment loss of goodwill		21.4	0.8		—	—
Total	RMB	247.5	9.5%	RMB	228.3	10.9%

Selling, General and Administrative Expenses. The increase in selling expenses in 2010 of RMB10.0 million, or 28.2%, was mainly attributable to increased staff within the sales team and the effects of salary increases in 2010 which led to an increase in staff related cost. Increased expenditures on other indirect selling expenses such as product logistics, traveling and promotion expenses as a result of increased volume of sales transactions also contributed to the increase in selling expenses.

The increase in general and administrative expenses of RMB57.1 million, or 63.9%, was primarily attributable to share-based compensation cost of RMB61.5 million, including fair value of RMB31.7 million relating to an incentive stock grant of a subsidiary, Comtech Broadband, as compared to share-based compensation cost of RMB23.3 million for the same period of 2009. The increase in general and administrative expenses was also contributed to a foreign currency exchange loss of RMB3.0 million for the year ended December 31, 2010, as compared to an exchange gain of RMB14.8 million, mainly consisting of RMB14.9 million unrealized gain resulted by the appreciation of Australian Dollars against RMB for the same period of 2009, and an increase in other general and administrative expenses such as staff cost and office rental due to an increase in headcount as a result of our expansion in industrial business end-market and the acquisition of Mega Smart in May 2009.

R&D Expenses. R&D expenses increased in 2010 by RMB10.4 million, or 15.4%, as compared to 2009. The increase was primarily attributable to the increase in share-based compensation cost of RMB4.9 million as a result of additional R&D personnel and engineers and research expenditures spent for potential new markets, such as industrial business.

Allowance for Doubtful Accounts. Additional charge for doubtful accounts of RMB0.002 million was made in 2010, as compared to RMB36.0 million made in 2009. The additional charge for doubtful accounts was due to certain receivable balance being overdue in which the assessment of recoverability is remote.

Impairment loss of goodwill and intangible assets. On December 31, 2010, the selling shareholders of Long Rise and the Company agreed to a supplementary agreement to the original share purchase agreement in which the selling shareholders of Long Rise discharged our obligation to pay the outstanding payable for the acquisition of Long Rise and transferred the remaining 30% equity interest in Long Rise to us for no consideration in exchange for our release of the selling shareholders of Long Rise from a certain non-compete agreement (the “Supplementary Agreement”). At the execution of the Supplementary Agreement, the selling shareholders of Long Rise and the key employees included in the non-compete agreement resigned from the Company. Based on the goodwill impairment review analysis resulting from the Supplementary Agreement, a significant decline in the fair value of Long Rise was noted. The decline in fair value resulted from the loss of key employees with market knowledge and technical expertise, in addition to the loss of key customer relationships. The Company compared the fair value of Long Rise as a reporting unit with the carrying amount. As a result, the Company recorded total goodwill impairment charges of RMB21.4 million related to Long Rise.

Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment. As a result of the Supplementary Agreement relating to Long Rise, the Company recorded a net gain on settlement relating to the acquisition of Long Rise before goodwill impairment of RMB43.7 million for the year ended December 31, 2010, with the amount consisting of RMB54.2 million relating to the release of deferred consideration no longer payable, offset by the elimination of the non-compete agreement of RMB2.6 million and impairment losses of customer relationships and proprietary technology of RMB7.9 million.

Interest Expense. Interest expense increased in 2010 by RMB7.4 million or 370%, as compared to 2009. The increase in interest expense was attributable to an increase in the average bank borrowing balances.

Interest Income. Interest income in 2010 amounted to RMB14.7 million, compared to RMB14.5 million in 2009. The increase by RMB0.2 million was mainly attributable to an increase in average interest rates as compared to 2009.

Income Tax. The effective tax rate for 2010 was 9.5% compared to 10.8% for 2009. The decrease in effective tax rate was contributed by significant non-taxable items including the net gain on settlement relating to the acquisition of Long Rise before goodwill impairment of RMB43.7 million, offset by the transitional tax rates under the PRC CIT law of 20% in 2009 to 22% in 2010 and the expiry of tax holiday for certain Shenzhen subsidiaries.

Noncontrolling Interest. Noncontrolling interest consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2010, net income attributable to noncontrolling interest amounted to RMB0.7 million.

Net Income and Earnings Per Share attributable to Cogo Group, Inc. As a result of the above items, net income attributable to Cogo Group, Inc. for 2010 was RMB112.4 million, compared to net income attributable to Cogo Group, Inc. of RMB80.2 million in 2009. We reported basic per share earnings of RMB3.01 for 2010, based on 37,275,427 outstanding weighted average shares, and a diluted per share earnings of RMB2.94, based on 38,188,814 outstanding weighted average shares, compared to basic per share earnings of RMB2.20 for 2009, based on 36,541,037 outstanding weighted average shares, and a diluted per share earnings of RMB2.13, based on 37,673,351 outstanding weighted average shares.

Quarterly Results of Operations

The following table presents our supplemental selected unaudited quarterly results of operations for the eight quarters prior to and including the quarter ended December 31, 2011. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this Annual Report. In our management’s opinion, we have prepared our unaudited quarterly results of operations on substantially the same basis as our audited consolidated financial statements. Due to the evolving nature of our business and other factors affecting our business as described under “Item 3D. Risk factors,” our results of operations for any quarter are not necessarily indicative of results that may be expected for any future periods.

	For the three months ended,
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar. 31,
	2011	2011	2011	2011	2010	2010	2010	2010
	(in millions of RMB, except per share data)
Net revenue	1,066.8	933.9	869.9	683.8	749.3	670.4	617.0	552.8
Gross profit	96.6	96.7	107.0	97.1	106.3	95.0	87.3	78.0
Net income / (loss) attributable to Cogo Group Inc.	(225.3)	14.6	27.0	27.1	30.4	31.1	27.2	23.7
Earnings per share
Basic	(6.26)	0.40	0.71	0.71	0.81	0.83	0.73	0.64
Diluted	(6.26)	0.40	0.70	0.69	0.78	0.82	0.71	0.63

The overall increase in our net revenue over the past two years was consistent with (1) the Group’s continued effect and strategic focus in the expansion of the industrial business end-market, and (2) a wider variety of products (due to the various acquisitions made since 2006 which brought new businesses to the Group) generating revenue.

The gradual increase in gross profit in the first half of 2011 was primarily attributable to an increase in industrial business related sales and increased sales volume for mobile handset and telecommunications equipment products. As a result of reduced selling price and change in revenue mix, gross profit was decreased in the latter half of 2011.

The decrease in our net income attributable to Cogo Group, Inc. in the latter half of 2010 was primarily due to impairment loss of goodwill as discussed in the section of “Results of Operations” above.

Recently Issued Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet - Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to International Financial Reporting Standards (“IFRS”)7). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Company, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our Company’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income - Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Company, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. Since the standard impacts presentation and disclosure requirements only, the adoption is not expected to have a material impact on our Company’s consolidated results of operations or financial condition.

ASU 2011-04, an update to ASC820, Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, an update to ASC 820, Fair Value Measurements and Disclosures – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is issued to provide largely identical guidance about fair value measurement and disclosure requirements with the IASB’s new IFRS 13, Fair Value Measurement. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP and most of changes are clarifications of existing guidance or wording changes to align with IFRS 13. ASU 2011-04 requires a reporting entity to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable in period of adoption. For the Company, ASU 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on our Company’s consolidated results of operations or financial condition.

ASU 2010-29, an update to ASC 805, Business Combination

In December 2010, the FASB issued ASU 2010-29, Business Combination (ASC 805): Disclosure of Supplementary Pro Forma Information for Business Combination. ASU 2010-29 requires disclosure about pro forma information including revenues and earnings of the combined entity within the notes to the financial statements and pro forma information be presented as if business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current and prior reporting period pro forma financial information. ASU 2010-29 also requires that the disclosure be accompanied by narrative description of the amount and nature of material nonrecurring pro forma adjustment. For the Company, ASU 2010-29 is effective for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Prospective application is required with early adoption permitted. The Company adopted the provisions of this standard prospectively to business combinations with effective dates on or after January 1, 2011. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on our Company’s consolidated results of operations or financial condition.

Liquidity and Capital Resources

Cash Flows and Working capital

Our accounts payable cycle typically averages approximately ten days, whereas our receivables cycle typically averages approximately three to four months. Accordingly, additional working capital, being current assets less current liabilities, is needed to fund this timing difference.

As at December 31, 2011, we had no material commitments for capital expenditures.

As of December 31, 2011, we had approximately RMB572.4 million (USD90.9 million) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, increased operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

As of December 31, 2011, we had working capital of RMB1,352.3 million (USD214.9 million), including RMB572.4 million (USD90.9 million) in cash, as compared with working capital of RMB1,446.1 million including RMB699.7 million in cash as of December 31, 2010.

Operating activities used cash of RMB147.1 million (USD23.4 million) for the year ended December 31, 2011, compared to cash used of RMB22.3 million for the year ended December 31, 2010. The increase in cash used in operating activities for 2011 was primarily due to an increase in accounts receivables as sales increased in the fourth quarter of 2011 which had not been settled as of year-end. For the year ended December 31, 2010, operating activities used cash of RMB22.3 million, compared to cash used of RMB33.5 million for the year ended December 31, 2009, was primarily due to improved cash management approach by utilizing banking facilities to factor accounts receivable.

Investing activities used RMB264.4 million (USD42.0 million) during 2011, mainly for increase in pledged bank deposit of RMB113.9 million (USD18.1 million), payments for acquisitions of subsidiaries, net of cash acquired of RMB140.4 million (USD22.3 million) and purchases of property and equipment of RMB10.0 million (USD1.6 million). Investing activities used RMB292.5 million during 2010, mainly for increases in pledged bank deposits of RMB220.4 million, payments for the acquisition of subsidiaries, net of cash acquired, of RMB65.3 million and purchases of property and equipment of RMB6.9 million.

Financing activities provided cash of RMB288.3 million (USD45.8 million) during 2011, primarily attributable to proceeds from bank borrowings of RMB381.8 million (USD60.7 million), partly offset by purchase of treasury stock of RMB93.5 million (USD14.9 million). Financing activities provided cash of RMB352.3 million during 2010, primarily attributable to proceeds from bank borrowings of RMB400.5 million, partly offset by purchase of treasury stock of RMB48.2 million.

Distributions by our PRC operating companies to us may be subject to governmental approval and taxation. Any transfer of funds from us to our PRC operating companies, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions. To date, none of our PRC operating companies, including Shenzhen Comtech and Shanghai E&T, have declared or paid dividends to us, and historically, we have not relied on such distributions for our liquidity needs. In addition, we have not declared dividends since the share exchange transaction. Our holding companies have no business operations and therefore the related expenses are relatively low, consisting mainly of legal, accounting and other fees and expenses associated with being a holding company or, in the case of Cogo Group, Inc., a public company. Our major operating companies, Comtech International, Comtech Broadband and Comtech Industrial, Hong Kong incorporated companies, and Comtech Communication, Comtech Software and Viewtran, wholly owned foreign enterprises, are legally permitted to declare and pay dividends, enabling them to provide any funds necessary to meet the holding companies’ limited operating expenses, although in the case of a wholly owned foreign enterprise, such dividends would be subject to the conditions described in “Risk Factors—PRC laws and our corporate structure may restrict our ability to receive dividend payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.” We do not expect restrictions between us and our PRC operating companies to affect our liquidity and capital resources in the near future. For risks associated with the uncertainty in our receipt of the equivalent economic interest in connection with the equity interest in Shenzhen Comtech, see “Risk factors—PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.”

Our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Our PRC operating subsidiaries are required, where applicable, to allocate an additional 5% to 10% of their net profits to a statutory common welfare fund. These reserves can only be used for specific purposes and are not distributable as dividends. For risks associated with the uncertainty in our receipt of the equivalent economic interest in connection with the equity interest in Shenzhen Comtech or Shanghai E&T, see “Risk factors—PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.”

Indebtedness

We entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), Bank of China (Hong Kong) Limited (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hongkong and Shanghai Banking Corporation Limited (“HSBC”). As of December 31, 2011 and 2010, the aggregate credit limit of these facilities amounted to RMB1,431.9 million (USD227.5 million) and RMB886.2 million, respectively. These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement as discussed below. The credit limit and the respective secured deposits for the accounts receivable factoring agreement shares the same credit limit with the banking facility with BOC.

Our banking facilities contain various covenants, including our consolidated net borrowing ratio not exceeding 0.25 times and our Company maintaining a tangible net worth of not less than RMB1,000.0 million (USD158.9 million). Other conditions include our Company’s Chief Executive Officer remaining as the single largest beneficial owner of our Company and Chairman of the Board of Directors and actively involving in the management of our Company and our Company remaining as listed in NASDAQ and retaining at least 50% equity interest in these subsidiaries which entered into the banking facilities with the banks. As of December 31, 2011, we were in compliance with all covenants.

As of December 31, 2011 and 2010, the total outstanding bank borrowings amounted to RMB854.2 million (USD135.7 million) and RMB505.9 million, respectively. The weighted average interest rate on outstanding bank borrowings as of December 31, 2011 was 2.2% (2010: 2.1%). The aggregate amount of funds secured as pledged deposits with the respective banks at December 31, 2011 and 2010 amounted to RMB431.7 million (USD68.6 million) and RMB332.1 million, respectively.

As of December 31, 2011 and 2010, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreement with BOC) amounted to RMB318.3 million (USD50.6 million) and RMB192.3 million, respectively.

In 2010, we entered into a factoring agreement with BOC in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to us and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.1% of the balance transferred and is included in “interest expense”. For the years ended December 31, 2011 and 2010, we received proceeds from the sale of accounts receivable amounting to RMB660.2million (USD104.9 million) and RMB455.4 million, respectively.

Some of our customers enter into arrangements with their respective banks for purposes of settling their bills. Under such arrangements, we were entitled to collect the amounts owed directly from the customers’ banks when the invoice becomes due. In certain circumstances, we have arranged to transfer with recourse certain of our bills receivable to the bank. Under this discounting arrangement, the bank pays a discounted amount to us and collects the amounts owed from the customers’ banks. The discount typically ranges from 1.0% to 4.5% of the balance transferred, which is recorded as “interest expense”. For the year ended December 31, 2011, we had received proceeds from the sales of the bills receivable amounting to RMB51.7 million (USD8.2 million), compared with RMB22.9 million for the previous year.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual payment obligations for operating leases and purchase obligations as of December 31, 2011:

	Payments due by Period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	(in millions of RMB)
Operating lease obligations	17.4	10.7	6.7	—	—
Purchase obligations	643.9	643.9	—	—	—

Total	661.3	654.6	6.7	—	—

Operating lease obligations consist primarily of operating lease agreements for our office facilities, including our head office and research center in Shenzhen. Our leases have remaining terms ranging from 3 to 30 months.

Purchase obligations consists of outstanding purchase orders for components from our suppliers. We do not have any minimum purchase obligations with these suppliers.

As of December 31, 2011, the Group has entered into a land use right agreement with the PRC government in Shenzhen. The Group has paid RMB19.3 million (USD3.1 million) as deposit for the purchase of land use right. Pursuant to the land use right agreement, the Group is required to develop on the piece of land a new headquarter for research and development purposes for the Group and the Group is required to contribute a minimum of RMB500.0 million (USD79.4 million) for the land development.

Proposed acquisition of certain subsidiaries of the Group by the Chief Executive Officer and Chairman

On March 15, 2012, Chief Executive Officer and Chairman of the Company, Jeffrey Kang, proposed to the Company’s Board of Directors that he would purchase a series of operating entities of the Group, including Comtech (China) Holding, Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited, Comtech Software Technology (Shenzhen) Company Limited, Comtech (HK) Holding, Comtech International (HK) Company Limited, Hong Kong JJT Limited, Alphalink Global Limited and Epcot Multimedia Technology (Shenzhen) Limited. Under the proposal, the total purchase price is to be based on the results of an appraisal by an independent appraisal firm. The Company’s Board of Directors has authorized the audit committee, which is comprised of the independent directors, to review the proposed transaction.

Off-Balance Sheet Arrangements

Apart from the factoring of accounts receivable and discounting of bills receivable discussed under “Indebtedness” and operating lease obligations discussed under “Contractual Obligations,” we have no outstanding off-balance sheet arrangements, derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Jeffrey Kang	42	Chief Executive Officer and Chairman of the Board
Yi Yuan	51	President
Frank Zheng	45	Chief Financial Officer, Treasurer, Secretary and Director
Dr. Q.Y. Ma (1)(2)(3)	55	Director
Dr. George Mao (1)(2)(3)	50	Director
Dr. Nathan Zhang (1)(2)(3)	47	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Governance Committee
(3)	Member of Compensation Committee

Jeffrey Kang, Chairman of the Board and Chief Executive Officer. Mr. Kang was a co-founder of Cogo and has served as our chief executive officer and chairman of the board since September 1999. Mr. Kang founded Shenzhen Matsunichi Electronics Co., Ltd. and Matsunichi Electronic (Hong Kong) Limited, a predecessor of the Company, in 1995, when Matsunichi commenced operations as a distributor for Matsushita. In 1999, Mr. Kang transferred all operations and assets of Matsunichi into our immediate predecessor. Prior to forming Matsunichi, Mr. Kang worked for Matsushita Electronics from June 1992 to July 1995 where he was responsible for selling components to the telecommunications industry within China. From 1998 to 1999, Mr. Kang was vice president of Shenzhen SME (Small and Medium Enterprises) Association, a non-profit association in Shenzhen. Mr. Kang earned a B.S. degree in Electrical Engineering from South China Technology University in Guangzhou, China.

Yi Yuan, President. Mr. Yuan has been the President of Cogo since May 8, 2008 and was the Chief Operating Officer from April 1, 2008 through May 8, 2008. Prior to joining Cogo, Mr. Yuan was the President of TCL Communication Technology from September 2005 to February 2008. Prior to joining TCL, he had been in various positions at Broadcom from March 2000 to August 2005, including the Chief Representative, General Manager and Director of Sales for Greater China and the Director of Asia business development. Prior to joining Broadcom, he was the global business manager at Texas Instruments where he pioneered China development. Mr. Yuan received a B.S. degree from Shanghai Jiao Tong University and obtained a M.S. degree in Electronic Engineering from Northern Illinois University.

Frank Zheng, Chief Financial Officer, Treasurer, Secretary and Director. Mr. Zheng has been Chief Financial Officer since January 1, 2008, Treasurer and Secretary from May 2008, was a director from January 2005 to December 2007 and was re-elected a director in December 2008. He was the vice president of travel service for eLong, Inc., a leading online travel service company in China, from July 2000 to June 2007. Mr. Zheng was responsible for the overall operation of eLong’s travel services. Before he joined eLong, Mr. Zheng was a senior director of travel services with Asia.com. From 1994 through 2000, Mr. Zheng held various financial and operations positions with The Bank of New York, The Reserve Management Corp, and Dean Witter Intercapital Company. Mr. Zheng received a B.B.A degree in Accounting from City University of New York.

Dr. Q.Y. Ma, Director. Dr. Ma has been a director since December 2004. Dr. Ma has been the managing director of Time Innovation Ventures, a venture capital firm, since 2000, and served as a professor at the University of Hong Kong from 1998 to 2000. Dr. Ma was an associate professor at Columbia University from 1994 to 2000. He has also served as a technology consultant to IBM, General Electric, TRW, Inc. and DuPont. Dr. Ma is a co-founder and advisor of Semiconductor Manufacturing International Corp., and has served as an adviser to the Ministry of Information Industry, Beijing Government, and a senior advisor to Zhangjiang Hi-Tech Park in Shanghai. Dr. Ma received his Ph.D. from Columbia University, and attended the Executive Program of Stanford University’s School of Business.

Dr. George Mao, Director. Dr. Mao has been a director since January 2008. Dr. Mao is the co-founder and has been the general manager of RYHT Asset Management Inc. since 2005. Before co-founding RYHT, Dr. Mao was Vice General Manager of Franklin Templeton Sealand Fund Management Co. Ltd. from May 2003 to December 2004. Dr. Mao held management positions with Pin An Securities Company Inc. and China Eagle Securities Company overseeing IPOs from September 1999 through May 2003. Dr. Mao obtained an MBA degree and a PhD degree from the University of Western Ontario in Canada and an M.A. degree from the Chinese Academy of Sciences, Beijing. Dr. Mao sits on various boards, including Shenzhen Cao Technology Co., Ltd. which is listed on Shenzhen Stock Exchange and Beijing Zhong Biao Fang Yuan Technology Anti-counterfeiting Company.

Dr. Nathan Xin Zhang, Director.  Dr. Zhang was elected to the board of directors on December 22, 2011. Dr. Zhang is the Managing Director of Sinocro Partners, a merchant bank specialized in investment and advisory services with a China focus, where he has worked since 2004.  Dr. Zhang has advised many Chinese companies on capital raises and public offerings while at Sinocro Partners.  Dr. Zhang founded Sinocro Medical in 2008, a medical device company specialized in product licensing, manufacturing and distribution in China, where he serves as CEO.  Dr. Zhang is on the board of directors of Ziao Xing Mobile, a NYSE listed company, and Venturepharm Laboratories Limited, a company listed on the Hong Kong Stock Exchange.  Dr. Zhang has served as a managing director at Delirium, a global consulting company in New York, Hong Kong and China and other Asian countries.   Dr. Zhang also worked with KPMG and Credit Suisse First Boston in New York. Dr. Zhang received his M.D. from Tianjin Medical University, Ph.D. from University of Pennsylvania, and MBA from the University of Chicago with a concentration in Finance and Accounting.

There are no family relationships between any of the directors and executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

For the 2011fiscal year we paid an aggregate of approximately $355,000 in cash compensation and non-share-based compensation to our executive officers (three persons).

We paid our three independent directors an aggregate of $104,000 in compensation for their services to the board of directors and its committees for the 2011 fiscal year. We paid no compensation to our employee directors for their services to the board. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Retirement Benefits

Social insurance under government mandated defined contribution plans or other similar benefits that have been set aside for our executive officers was $4,644 for the 2011 fiscal year.

Employment Agreements

Jeffrey Kang, Chief Executive Officer. Comtech International (Hong Kong) Limited entered into an employment agreement with Jeffrey Kang, our Chief Executive Officer, in January 2011, which will expire in December, 2013. Pursuant to the agreement, Mr. Kang’s annual base compensation is $120,000 in cash and 40,000 ordinary shares. Mr. Kang is eligible to receive a bonus of 80,000 ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 80,000 ordinary shares if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Kang will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Kang will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Kang for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Kang.

Yi Yuan, President. Comtech Broadband Corporation Limited entered into an employment agreement with Yi Yuan, our President, in April 2009, which expired in March 2011. Pursuant to the agreement, Mr. Yuan’s annual base compensation is $100,000 in cash and 22,666 ordinary shares. Mr. Yuan is eligible to receive a bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 30%, and he is eligible to receive an additional bonus of up to 26,667 ordinary shares annually if we reach a compound annual growth rate above 40%. In March 2011, Mr. Yuan entered into another employment agreement with Comtech Broadband Corporation Limited, which will expire in March 2014. Pursuant to the agreement, Mr. Yuan’s annual base compensation is $120,000 in cash and 50,000 of our ordinary shares. Mr. Yuan is eligible to receive a bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 10,000 of our ordinary shares annually if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Yuan will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Yuan will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Yuan for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Yuan.

Frank Zheng, Chief Financial Officer. Comtech Broadband Corporation Limited entered into an employment agreement with Frank Zheng, our President, in January 2011, which will expire in December, 2013. Pursuant to the agreement, Mr. Zheng’s annual base compensation is $120,000 in cash and 30,000 ordinary shares. Mr. Zheng is eligible to receive an annual bonus of 20,000 ordinary shares if we timely file our Quarterly and Annual Reports on Forms 10-Q and 10-K, and he is eligible to receive an additional bonus of 10,000 ordinary shares annually if we reach a compound annual growth rate above 20% and he is eligible to receive an additional bonus of 10,000 ordinary shares annually if we reach a compound annual growth rate above 30%.. Pursuant to the agreement, Mr. Zheng will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Zheng will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Zheng for cause at any time without notice, or without cause upon one month prior written notice to Mr. Zheng.

The Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan

Our board of directors adopted the Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (the “2009 Plan”) on November 9, 2009. On August 4, 2011, upon completion of the redomestication merger, the Company assumed the obligations to provide for the issuance of the Company’s ordinary shares rather than the common stock of Cogo Maryland upon the exercise of all outstanding options to purchase shares of Cogo Maryland common stock and all other outstanding equity awards granted under equity plans to directors, employees and consultants under Cogo Maryland’s 2009 Incentive Plan.

Administration. The 2009 Plan is administered by the compensation committee of our board of directors, which consists of three members of our board of directors, each of whom is a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and an “outside director” within the meaning of Code Section 162(m). Among other things, the compensation committee has complete discretion, subject to the express limits of the 2009 Plan, to determine the directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of ordinary shares subject to each award, the exercise price of each option and base price of each SAR, the term of each award, the vesting schedule for an award, whether to accelerate vesting, the value of the shares, and the required withholding. The compensation committee may amend, modify or terminate any outstanding award, provided that the participant’s consent to such action is required if the action would materially and adversely affect the participant. The compensation committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2009 Plan. Notwithstanding the foregoing, the Committee does not have any authority to grant or modify an award under the 2009 Plan with terms or conditions that would cause the grant, vesting or exercise to be considered nonqualified “deferred compensation” subject to Section 409A of the Code.

Grant of Awards; Shares Available for Awards. The 2009 Plan provides for the grant of options, SARs, performance share awards, performance unit awards, distribution equivalent right awards, restricted share awards and unrestricted share awards in an amount equal to 6,000,000 ordinary shares, to directors, officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2009 Plan. The number of ordinary shares for which awards may be granted to a participant under the 2009 Plan in any calendar year cannot exceed 2,400,000.

Currently, there are 58 employees and directors who would be entitled to receive share options and/or restricted shares under the 2009 Plan. Future new hires and additional consultants would be eligible to participate in the 2009 Plan as well. The number of share options and/or restricted shares to be granted to executives and directors cannot be determined at this time as the grant of share options and/or restricted shares is dependent upon various factors such as hiring requirements and job performance.

Share Options. Options granted under the 2009 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the exercise price of an option may not be less than the fair market value of the underlying shares on the date of grant and the term of the option my not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital shares of the Company or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares covered by ISOs (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Any excess is treated as a NQSO.

Share Appreciation Rights. A SAR entitles the participant, upon exercise, to receive an amount, in cash or share or a combination thereof, equal to the increase in the fair market value of the underlying shares between the date of grant and the date of exercise. SARs may be granted in tandem with, or independently of, options granted under the 2009 Plan. A SAR granted in tandem with an option (i) is exercisable only at such times, and to the extent, that the related option is exercisable in accordance with the procedure for exercise of the related option; (ii) terminates upon termination or exercise of the related option (likewise, the option granted in tandem with a SAR terminates upon exercise of the SAR); (iii) is transferable only with the related option; and (iv) if the related option is an ISO, may be exercised only when the value of the shares subject to the option exceeds the exercise price of the option. A SAR that is not granted in tandem with an option is exercisable at such times as the compensation committee may specify.

Performance Shares or Performance Unit Awards. Performance share or performance unit awards entitle the participant to receive cash or ordinary shares upon attaining specified performance goals. In the case of performance units, the right to acquire the units is denominated in cash values.

Distribution Equivalent Right Awards. A distribution equivalent right award under the 2009 Plan entitles the participant to receive bookkeeping credits, cash payments and/or ordinary share distributions equal in amount to the distributions that would have been made to the participant had the participant held a specified number of our ordinary shares during the period the participant held the distribution equivalent right. A distribution equivalent right may be awarded under the 2009 Plan as a component of another award, where, if so awarded, such distribution equivalent right will expire or be forfeited by the participant under the same conditions as under such other award.

Restricted Share Awards or Restricted Share Unit Award. A restricted share award is a grant or sale of ordinary shares to the participant, subject to our right to repurchase all or part of the ordinary shares at their purchase price (or to require forfeiture of such shares if purchased at no cost) in the event that conditions specified by the compensation committee in the award are not satisfied prior to the end of the time period during which the ordinary shares subject to the award may be repurchased by or forfeited to us. A restricted share unit entitles the holder to receive a cash payment equal to the fair market value of an ordinary share, or one ordinary share for each restricted share unit subject to such restricted share unit award, if the holder satisfies the applicable vesting requirement.

Unrestricted Share Awards. An unrestricted share award under the 2009 Plan is a grant or sale of our ordinary shares to the participant that is not subject to transfer, forfeiture or other restrictions, in consideration for past services rendered to us or an affiliate or for other valid consideration.

Change-in-Control Provisions. In connection with the grant of an award, the compensation committee may provide that, in the event of a change in control, any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable.

Amendment and Termination. The compensation committee may adopt, amend and rescind rules relating to the administration of the 2009 Plan, and amend, suspend or terminate the 2009 Plan, but no amendment will be made that adversely affects in a material manner any rights of the holder of any award without the holder’s consent, other than amendments that are necessary to permit the granting of awards in compliance with applicable laws. We have attempted to structure the 2009 Plan so that remuneration attributable to share options and other awards will not be subject to a deduction limitation contained in Section 162(m) of the Code.

As of December 31, 2011, awards representing 1,952,861 ordinary shares had been granted under the 2009 Plan.

C.	Board Practices

Our board of directors has an audit committee, a nominating and corporate governance committee, and a compensation committee, each established in 2005. Our board of directors has determined that Dr. Q.Y. Ma, Mr. JP Gan and Dr. George Mao, the members of these committees during the 2011 fiscal year, are “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Our board of directors has also determined that these persons have no material relationships with us—either directly or as a partner, shareholder or officer of any entity—which could be inconsistent with a finding of their independence as members of our board of directors. The board of directors has determined that Dr. Nathan Zhang, who was elected by shareholders on December 22, 2011 to replace Mr. Gan on the board of directors, is “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the Exchange Act.   Dr. Zhang has served on the compensation committee, the nominating and corporate governance committee and as the chairperson of the audit committee of the board of directors since December 22, 2011.

Audit Committee

The audit committee, consisting in 2011 of Dr. Ma, Mr. Gan and Dr. Mao, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.cogo.com.cn/pdf/cogo_AC_Charter.pdf.  During 2011, the audit committee met seven times and acted by written consent one time. The committee’s responsibilities include the following functions:

●	approve and retain the independent auditors to conduct the annual audit of our books and records;
●	review the proposed scope and results of the audit;
●	review and pre-approve the independent auditors’ audit and non-audited services rendered;
●	approve the audit fees to be paid;
●	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;
●	review and approve transactions between us and our directors, officers and affiliates;
●	recognize and prevent prohibited non-audit services; and
●	meet separately and periodically with management and our internal auditor and independent auditors.

Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao in 2011, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.cogo.com.cn/pdf/cogo_NCGC_Charter.pdf.  The nominating and corporate governance committee acted by written consent one time in 2011 and did not otherwise meet during 2011. The committee’s responsibilities include the following functions:

●	making recommendations to the board regarding the size and composition of the board of directors;
●	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;
●	establishing procedures for the nomination process;
●	advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adopted by the board of directors; and
●	establishing and administering a periodic assessment procedure relating to the performance of the board of directors as a whole and its individual members.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Cogo Group, Inc., Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless (1) there is a vacancy on the board, (2) a director is not standing for re-election, or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

There are no differences in the manner in which the nominating and corporate governance committee evaluates nominees for director based on whether the nominee was recommended by a shareholder. Among other things, the nominating and corporate governance committee takes into account, when acting upon nominees, factors such as familiarity with the industry in which we operate, experience in working with China-based companies, the relevant expertise of its directors and director nominees, whether the director or nominee would be considered independent, the time that the director or nominee will be able to devote to Company matters, experience with U.S. public companies, language skills and other factors. “Diversity,” as such, is not a criterion that the committee considers. The nominating and corporate governance committee believes that it is appropriate to include representation of senior management on our board of directors.

Compensation Committee

The compensation committee, consisting of Dr. Ma, Mr. Gan and Dr. Mao in 2011, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent one time in 2011 but did not otherwise meet. Its responsibilities include the following functions:

●	reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;
●	administering our benefit plans and the issuance of share options and other awards under our share plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;
●	recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and share option grants or awards; and
●	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has at any time been an officer or employee of ours, or our subsidiaries. No interlocking relationship exists between our board of directors or compensation committee and our board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

D.	Employees

The table below provides information as to the total number of employees at the end of the last three fiscal years. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages due to labor dispute. We consider our relations with our employees to be good.

	2009	2010	2011
Research and Development	237	280	370
Sales and Marketing	161	177	168
Administrative	87	103	106
Total Full-time Employees	485	560	644

We make contributions for all of our employees in the PRC to retirement benefits based on their salaries and length of service upon retirement in accordance with a PRC government-managed retirement plan. The mandatory insurance schemes in Shenzhen, PRC includes a pension scheme, medical insurance, work-related insurance and unemployment insurance. The PRC government is directly responsible for the payments of benefits to these retired employees. We are required to make contributions to the government-managed retirement plan at specified rates of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We operate a Mandatory Provident Fund Scheme (“the MPF scheme’) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF scheme are held by independent trustees and are separated from those of our assets. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HKD20,000. Contributions to the plan by the employee vest immediately.

Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing and management personnel, for whom competition is intense. Our employees are not covered by any collective bargaining agreement and we have never experienced a work stoppage. We believe we enjoy good relations with our employees.

E.	Share Ownership

See Item 7, below.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth, as of March 9, 2012, certain information as to the stock ownership of (1) each person known by us to own beneficially more than five percent of our ordinary shares, (2) each of our directors, (3) each of our executive officers, and (4) our executive officers and directors as a group. The business address of each shareholder is c/o Cogo Group, Inc. Company, Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

	Number of
	Ordinary Shares
	Beneficially		Percentage
Name of Beneficial Owner	Owned (1)		Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	30.8%
Yi Yuan, President	183,333		*
Frank Zheng, Chief Financial Officer, Secretary and Director	158,801		*
Dr. Q.Y. Ma, Director	11,301	(4)	*
Dr. George Mao, Director	5,000		*
Dr. Nathan Zhang, Director	-		*
All executive officers and directors as a group (6 persons)	10,721,502		39.9%

Principal Shareholders
Nan Ji	9,721,524	(3)(5)	29.0%
Comtech Global Investment Ltd.	9,721,524	(3)(5)	29.0%
Lake Union Capital Management, LLC	3,435,439	(6)	10.2%
Chelsun Limited	2,711,945	(7)	8.1%
Ren Investment International Ltd.	2,290,028	(8)	6.8%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of March 9, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 33,560,467 ordinary shares outstanding as of March 9, 2012.
(2)	Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.
(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang who does not have an economic interest in any shares of Comtech Global Investment Ltd.
(4)	Includes 5,000 ordinary shares underlying options.
(5)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.
(6)	Based on the Schedule 13G jointly filed by Lake Union Capital Management, LLC, Lake Union Capital Fund, LP and Michael Self on February 29, 2012. Lake Union Capital Management, LLC is the General Partner of Lake Union Capital Fund, LP. Michael Self is the Managing Member of Lake Union Capital Management, LLC. The business address of Lake Union Capital Management, LLC is 601 Union Street, Suite 4616 Seattle, WA 98101
(7)	Based on the Schedule 13G jointly filed by Chelsun Limited and Wei Shen on November 29, 2011, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.
(8)	Yi Kang, Jeffrey Kang’s brother, as sole director, has sole voting and investment power over the shares owned by Ren Investment International Ltd. Yi Kang does not have an economic interest in any shares of Ren Investment International Ltd.

As of March 30, 2012, there were 33,869,467 of our ordinary shares outstanding, and we had 279 shareholders of record.

B.	Related Party Transactions

We have not proposed or been a party to any transactions with related persons as described in Item 7B of Form 20-F since the beginning of our last fiscal year.

In the event any transaction in which we propose to engage is a related-person transaction, our management must present information regarding the proposed related-person transaction to the disinterested non-employee members of our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and significant shareholders. In considering related-person transactions, the disinterested non-employee members of the board take into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to us, (b) the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must excuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the disinterested non-employee members of our board of directors look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and our shareholders, as determined in the good faith exercise of such directors’ discretion.

C.	Interests of Experts and Counsel

Not required.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information.

See Item 18.

B.	Significant Changes

None

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the calendar quarters indicated and through March 23, 2012, the quarterly high and low sale prices for our ordinary shares, as reported on NASDAQ Global Select Market under the symbol “COGO.”

	Shares
	High	Low
Annual Highs and Lows
2007	22.15	13.68
2008	15.30	2.49
2009	8.47	4.86
2010	9.22	6.01
2011	9.40	1.65

2010
First Quarter	7.63	6.35
Second Quarter	7.89	6.24
Third Quarter	7.07	6.01
Fourth Quarter	9.22	6.47

2011
First Quarter	9.40	7.54
Second Quarter	8.24	4.93
Third Quarter	5.21	2.13
Fourth Quarter	2.52	1.65

2012
First Quarter	3.13	1.80

September 2011	2.64	2.13
October 2011	2.52	1.91
November 2011	2.42	1.65
December 2011	1.82	1.66
January 2012	2.21	1.80
February 2012	2.31	2.01
March 2012	3.13	1.83

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol COGO. Our ordinary shares have been listed on Nasdaq since January 31, 2005.

Not Applicable.

D.	Dilution

Not Applicable.

E.	Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Registered Office.  Our registered office is c/o Abacus Management Limited, Ground Floor Elizabethan Square, George Town, P.O. Box 2499, Grand Cayman, KY1-1104 Cayman Islands, or at such other place as our directors may determine.

Objects and Purposes.  There are no limitations on the business that the Company may carry on provided that it may not be prohibited by any law as provided by Section 7(4) of The Companies Law (2010 Revision) and the Company must be duly licensed to carry on a business for which a license is required in the Cayman Islands.

Directors. Our articles provide that until otherwise determined by its members in a general meeting, the number of directors shall not be less than three or be more than nineteen. A director is not required to hold our ordinary shares as a qualification to serve as a member of the board of directors. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Our directors stand for reelection annually. Pursuant to our articles, the quorum necessary for the transaction of the business of our directors may be fixed by the directors and, unless so fixed, shall be a minimum of three directors.

Interested Transactions. Under our memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the exchange on which we are listed at the time or unless disqualified by the chairman of the relevant board meeting, so long as a director promptly and adequately discloses the nature of his interest in any contract or arrangement which he is interested in to the other directors, a director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested and he or she may be counted in the quorum at such meeting.

Ordinary Shares. The authorized share capital of the Company is $2 million divided into 200,000,000 shares each with a nominal or par value of $0.01 each. Each ordinary share entitles the shareholder to one vote and rank pari passu with other ordinary shares as to voting. Directors are elected by a majority vote as provided in memorandum and articles of association; certain other matters are decided by a majority of those shares present and entitled to vote subject to the Companies Law which may require a special resolution which is two-thirds of those members attending in person or by proxy.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for such elections.

Variation of Share Rights. If at any time the share capital is divided into different classes of shares the rights attached to any class may be varied with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a majority of not less than two-thirds of the shareholders passed at a separate general meeting of the holders of the shares of the class.

Dividends. Under Cayman Islands law, our board of directors may pay dividends to our ordinary shareholders out of our profits; from our asset revaluation reserve; from our capital redemption reserve if used for a bonus share issue; or from our share premium account, which represents the excess of the price paid to us on issue of our ordinary shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.  However, no dividends may be paid if, after payment, we would not be able to pay our debts as they come due in the ordinary course of business.

Charter amendments. Under the Companies Law, our memorandum and articles of association may be amended only by a special resolution (a resolution passed by a majority of not less than two-thirds of the members, unless a greater number is specified in a company’s articles). Our board of directors may not effect amendments to our articles of association.

Meetings of Shareholders. Notice of a meeting of shareholders must be given not less than nine days (exclusive of the day on which the notice is served or deemed to be served but inclusive of the day for which the notice is given). There is no statute in the Cayman Islands permitting shareholders to participate in meetings by way of telephone. There is English case law which may be followed by the courts of the Cayman Islands allowing for meetings to be conducted by electronic means provided that each shareholder may be seen and heard by all other shareholders and may see and hear all other shareholders. Meetings of shareholders, which may be within or outside the Cayman Islands, may be called by the directors or by shareholders holding one quarter of the outstanding votes. Our articles require an annual meeting of the members for the election of directors to be called by the directors. Meetings on short notice may be called upon waiver or presence of all the members holding shares entitled to attend and vote thereat or their proxies. A minimum of two shareholders must be present at the time when a general meeting of shareholders proceeds to business, and a minimum of two members present in person or by proxy and entitled to cast a majority of votes constitutes a quorum at such meeting.

Additional information required by Item 10.B of Form 20-F is included in the section titled “Comparison of Stockholder Rights” in our Registration Statement on Form F-4 initially filed with the SEC on May 2, 2011 (File No.: 333-173844), which section is incorporated herein by reference.

C.	Material Contracts

The information required by Item 10.C of Form 20-F is included in the Current Reports on Form 8-K filed by us on January 28, 2010, April 29, 2010, July 9, 2010, October 20, 2010, December 15, 2010, January 3, 2011, May 16, 2011, July 20, 2011 and July 21, 2011 and the Current Report on Form 6-K filed by us on November 11, 2011, which filings are incorporated herein by reference.

Except for the above and as otherwise described herein, we did not enter into any other material contracts during our fiscal years ended December 31, 2010 or 2011.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.	Taxation

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. As described in “Key Information – Risk Factors – There is a risk that we could be treated as a foreign corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability to us,” this discussion assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes. All Reference herein to “we” “us” and our” refer to Cogo Group, Inc.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of shares of our ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares applicable specifically to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change possibly on a retroactive basis or differing interpretations.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares, as capital assets within the meaning of Section 1221 of the Code, and does not discuss the alternative minimum tax. In addition, this discussion does not address U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us in respect of our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, or will we seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, we cannot assure you that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such cash distribution, if any, in excess of such earnings and profits generally will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “— Taxation on the Disposition of Ordinary Shares” below.

Any cash dividends we pay to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the applicable holding period and other requirements are satisfied. With certain exceptions, if the applicable holding period and other requirements are satisfied, cash dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the maximum regular tax rate accorded to long-term capital gains for taxable years beginning before January 1, 2013, after which the regular U.S. federal income tax rate applicable to dividends is scheduled to return to the regular U.S. federal income tax rate generally applicable to ordinary income.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder may be entitled to certain benefits under the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Our Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 15% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 20% for taxable years beginning on or after January 1, 2013). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain recognized on the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes After 2012

For taxable years beginning on or after January 1, 2013, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Taxation of Cash Distributions

Any cash distribution we make to a Non-U.S. Holder of our ordinary shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividend paid to a Non-U.S. Holder with respect to our ordinary shares that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). In satisfying the foregoing withholding obligation with respect to a cash distribution, we may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in our ordinary shares (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such shares, which will be treated as described under “Non-U.S. Holders — Taxation on the Disposition of Our Ordinary Shares” below.

Cash dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains or maintained in the United States) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. If the Non-U.S. Holder is a corporation, such dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxation on the Disposition of Our Ordinary Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other taxable disposition of our ordinary shares unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains or maintained in the United States);
•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such shares disposed of, and, generally, in the case where such shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of our ordinary shares at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for our ordinary shares disposed of. There can be no assurance that our ordinary shares will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to U.S. federal income tax (but not the Medicare contribution tax), net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. Any gain described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation also may be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate). Any U.S. source capital gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

In connection with the third bullet point above, we generally will be classified as a USRPHC if (looking through certain subsidiaries) the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. Based on the current composition of the assets of us and our subsidiaries, we believe that we currently are not a USRPHC (although no assurance can be given that we will not become a USRPHC in the future). Non-U.S. Holders, particularly those Non-U.S. Holders that could be treated as actually or constructively holding more than 5% of our ordinary shares, should consult their own tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ordinary shares.

Payments After 2012

Effective generally for payments made on or after January 1, 2013, a Non-U.S. Holder may be subject to a U.S. federal withholding tax at a 30% rate with respect to cash dividends on, and the gross proceeds from the sale or other disposition of, our ordinary shares if certain disclosure requirements related to the U.S. accounts maintained by, or the U.S. ownership of, the Non-U.S. Holder are not satisfied. Pursuant to recent guidance, however, the IRS has indicated that withholding with respect to such dividends generally will be required only for payments made on or after January 1, 2014, and withholding with respect to such proceeds generally will be required only for payments made on or after January 1, 2015. If payment of such withholding taxes is required, a Non-U.S. Holder that is otherwise eligible for an exemption from, or a reduction of, U.S. withholding taxes with respect to such dividends and proceeds generally will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our ordinary shares.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions we pay to such holder on our ordinary shares and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of our ordinary shares to or through the U.S. office (and in certain cases, the foreign office) of a broker. Pursuant to recently enacted legislation, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS.

In addition, backup withholding of U.S. federal income tax, at a rate of 28% for taxable years beginning before January 1, 2013 (but currently scheduled to increase to 31% for taxable years beginning on or after January 1, 2013), generally will apply to distributions made on our ordinary shares to, and the proceeds from sales and other dispositions of such shares by, a U.S. Holder (other than an exempt recipient) who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F.	Dividends and paying agents

Not required.

G.	Statement by experts

Not required.

H.	Documents on display

Documents concerning us that are referred to in this document may be inspected at Room 10001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, PRC.

In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I.	Subsidiary Information

Not required.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk

Our reporting currency is the Renminbi. Transactions in other currencies are recorded in Renminbi at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are remeasured into Renminbi at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in our statements of operations as a component of current period earnings.

The State Administration on Foreign Exchange, or SAFE, of the PRC, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended, or the “Rules.” Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

On July 21, 2005, People’s Bank of China adjusted the exchange rate of U.S. dollar to Renminbi from $1 = RMB8.27 to $1 = RMB8.11, and ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi is pegged to a basket of currencies, which components are subject to adjustment based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. On June 19, 2010, the People’s Bank of China released a statement indicating that they would “proceed further with reform of RMB exchange rate regime and increase the RMB exchange rate flexibility.” Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall the Renminbi has further strengthened against the U.S. dollar. There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant fluctuation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

We conduct substantially all of our operations through our PRC operating companies, and their financial performance and position are measured in terms of Renminbi. Our solutions are primarily procured, sold and delivered in the PRC for Renminbi. The majority of our net revenue are denominated in Renminbi.

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of December 31, 2011 and 2010, we have cash denominated in U.S. dollars amounting to RMB469.5 million (USD74.5 million) and RMB291.5 million, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a foreign currency translation adjustment of approximately RMB10.8 million (USD1.7 million) for the year ended December 31, 2011. We do not currently engage in hedging activities, as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from short-term variable rate borrowings from time to time. Our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. Our bank borrowings amounted to RMB854.2 million (USD135.7 million) as of December 31, 2011. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately RMB8.5 million (USD1.4 million). The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 4, 2011, Cogo Group, Inc., then a Maryland corporation, merged with and into its indirect wholly owned subsidiary, Cogo Group, Inc., a Cayman Islands company (then known as Cogo Group Cayman, Inc.), resulting in the redomestication of Cogo Group, Inc. to the Cayman Islands. At the time of the merger, each outstanding share of common stock of Cogo Group, Inc. (the Maryland corporation) converted automatically into one ordinary share of the Cayman Islands entity. Accordingly, our ordinary shares became governed by our memorandum and articles of association and the laws of the Cayman Islands. The rights and duties attaching to each share remained substantially equivalent. For a detailed comparison of the laws of Maryland and the laws of the Cayman Islands, as well as a comparison of stockholder rights in each such jurisdiction, you may refer to the section titled “Comparison of Stockholder Rights” in our Registration Statement on Form F-4 initially filed with the SEC on May 2, 2011 (File No.: 333-173844), which section is incorporated herein by reference.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective as of December 31, 2011.

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Our management’s annual report on internal control over financial reporting and the related report of our independent registered public accounting firm are included in this report on pages F-2 and F-3, respectively.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of fiscal 2011, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that JP Gan, the chairperson of the audit committee through December 22, 2011, is an “audit committee financial expert” as defined by the SEC’s rules and “independent” as that term is defined in Item 16A(b) of Form 20-F and the NASDAQ listing standards. Our board of directors has determined that Dr. Nathan Zhang, who replaced JP Gan on the board of directors in December 2011, is an “audit committee financial expert” as defined by the SEC’s rules and “independent” as that term is defined in Item 16A(b) of Form 20-F and the NASDAQ listing standards..

ITEM 16B.     CODE OF ETHICS.

On November 4, 2004, we adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer—our principal executive officer and principal financial and accounting officer, respectively. A copy of our Code of Business Conduct and Ethics is available on the Investor Information page of our website, http://www.cogo.com.cn/investorinfo_coe.html.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2011 and 2010.

	2011		2010
	(in millions)
Audit fees (1)	RMB	3.8	RMB	4.2
Audit related fees (2)		0.7		0.5
Tax fees		—		—
All other fees		—		—
Total	RMB	4.5	RMB	4.7

(1)	Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2011 and December 31, 2010, respectively.
(2)	Audit-related fees consist of services by KPMG that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2010, 100% of all audit, audit-related, tax and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.  KPMG was our principal auditor and no work was performed by persons outside of this firm.

Audit of Financial Statements.

During fiscal 2010 and 2011, KPMG was our principal auditor and no work was performed by persons outside of this firm.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Pursuant to our approved stock purchase program, we made the following purchases of our equity securities in 2011:

ISSUER PURCHASE OF EQUITY SECURITIES
				(d) Maximum
				Number or
			(c) Total Number	Approximate
			of Shares	Dollar Value) of
			Purchased as Part	Shares that may
	(a) Total Number		of Publicly	yet be Purchased
	of Shares	(b) Average Price	Announced Plans	under the Plans or
Period	Purchased	Paid per Share	or Programs	Program
May 1 through May 31, 2011	197,070	$6.81	197,070	3,779,476
June 1 through June 30, 2011	668,500	$5.25	668,500	3,110,976
July 1 through July 31, 2011	1,242,500	$4.79	857,500	1,868,476
August 1 through August 31, 2011	757,500	$3.52	757,500	1,110,976
November 1 through November 30, 2011	300,050	$1.75	300,050	810,926
December 1 through December 31, 2011	250,433	$1.79	250,433	560,493
Total	3,416,053	$4.23	3,416,053	560,493

ITEM 16F.      CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq Stock Market, LLC. We did not make use of any exemptions from the corporate governance standards set forth in the Nasdaq Listing Rules.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 19.     EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of Cogo Group, Inc.
1.2	Amended and Restated Articles of Association of Cogo Group, Inc.
2.1	Specimen Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 of the registration statement on Form F-4 filed with the Securities and Exchange Commission on May 27, 2011)

4.1	Plan of Merger (Incorporated by reference to Annex C of the proxy statement/prospectus filed with the Securities and Exchange Commission on June 9, 2011)
4.2	Shareholders Agreement, dated July 23, 2004. (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Securities and Exchange Commission on July 22, 2004.)
4.3	Facility Letter by and between Bank of China and Comtech Broadband Corporation Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Hong Kong JJT Limited, dated March 19, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.4	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.5	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.6	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 23, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.7	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 28, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.8	General Terms and Conditions for Banking Facilities. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.9	General Banking Facility Letter dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.10	General Terms and Conditions for General Banking Facilities and Loan Facilities dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.11	Cross Guarantee (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.12	Confirmation Letter dated July 15, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.13	Confirmation Letter of Standard Chartered Bank (Hong Kong) Limited, dated July 6, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.14	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.15	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.16	Facility Letter by and between Comtech International (Hong Kong) Limited and Hong Kong Branch of China Merchants Bank, dated October 8, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.17	Form of General Commercial Agreement. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.18	Form of Credit Amount Contract by and between Comtech International (Hong Kong) Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.19	Form of Credit Amount Contract by and between Comtech Broadband Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.20	Form of Credit Facility Agreement by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.21	Form of Maximum Amount Rights Pledge Contract by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)

4.22	Form of Maximum Amount Rights Pledge Contract by and between Comtech Software Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.23	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.24	Credit Facility Agreement with Standard Chartered Bank (Hong Kong) Limited dated February 11, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.25	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the Credit Facility as of May 11, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.26	Credit Facility Agreement by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.27	Credit Facility Agreement by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.28	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.29	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.30	Maximum Guarantee Contract by and between Guangdong Development Bank and Comtech Software Technology (Shenzhen) Co. Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.31	Credit Facility Agreement with HSBC dated May 18, 2011 (Incorporated by reference to the Current Report on Form 6-K filed with the Commission on November 1, 2011)
4.32	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011. (Incorporated by reference to the Current Report on Form 6-K filed with the Commission on November 11, 2011)
4.33	Land Use Rights Agreement dated August 18, 2011
4.34	Employment Agreement of Jeffrey Kang dated as of January 2011
4.35	Employment Agreement of Yi Yuan dated as of March 2011
4.36	Employment Agreement of Frank Zheng dated as of January 2011
4.1	Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (Incorporated by reference to Exhibit A of our proxy statement filed with the Commission on November 24, 2009)
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.1 to our Form 10-K for the year ended December 31, 2004 filed on March 31, 2005)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG, an independent registered public accounting firm
100.1**	The following financial information from Cogo Group’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (iv) Notes to Consolidated Financial Statements

 **IN ACCORDANCE WITH THE TEMPORARY HARDSHIP EXEMPTION PROVIDED BY RULE 201 OF REGULATION S-T, THE DATE BY WHICH THE INTERACTIVE DATA FILE IS REQUIRED TO BE SUBMITTED HAS BEEN EXTENDED BY SIX BUSINESS DAYS.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COGO GROUP, INC.

April 2, 2012	By:	/s/ Jeffrey Kang
Name: Jeffrey Kang
Title: Chief Executive Officer (Principal Executive Officer)

April 2, 2012	By:	/s/ Frank Zheng
Name: Frank Zheng
Title: Chief Financial Officer (Principal Financial Officer)

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Cogo Group, Inc. (the “Company”) and its subsidiaries (collectively, the “Group”). Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company, and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of Cogo’s internal control over financial reporting as of December 31, 2011. In its evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and the criteria described above, management has concluded that, our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. This report is included on page F-3 of this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cogo Group, Inc.:

We have audited Cogo Group, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cogo Group, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Cogo Group, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cogo Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cogo Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 2, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China
April 2, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Cogo Group, Inc.:

We have audited the accompanying consolidated balance sheets of Cogo Group, Inc. (the “Company”) and subsidiaries (collectively, the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of Cogo Group, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cogo Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(b) to the consolidated financial statements, the Group completed the redomestication merger of the Company, a Cayman Islands corporation, and Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”) and the Company’s predecessor, on August 4, 2011. The consolidated financial position, results of operations and cash flows for all periods presented prior to August 4, 2011 relate to those of Cogo Maryland.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cogo Group, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2012 expressed an unqualified opinion on the effectiveness of Cogo Group, Inc.’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
April 2, 2012

COGO GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

		December 31,
	Note	2011	2011	2010
		USD	RMB	RMB
ASSETS
Current assets:
Cash		90,939	572,364	699,650
Pledged bank deposits	9	68,589	431,695	332,050
Accounts receivable, net	3	149,637	941,798	681,911
Bills receivable	4	6,338	39,889	31,001
Inventories	5	52,032	327,482	250,573
Income taxes receivable		307	1,932	2,478
Prepaid expenses and other receivables		8,184	51,507	49,338

Total current assets		376,026	2,366,667	2,047,001

Property and equipment, net	6	2,843	17,891	14,613
Intangible assets, net	7 & 8	24,485	154,105	83,499
Goodwill	7 & 8	—	—	175,436
Other assets		3,388	21,325	1,468

TOTAL ASSETS		406,742	2,559,988	2,322,017

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable		19,311	121,538	63,283
Bank borrowings	9	135,724	854,234	505,888
Income taxes payable		2,549	16,046	16,153
Accrued expenses and other liabilities	11	3,590	22,593	15,581
Total current liabilities		161,174	1,014,411	600,905
Deferred tax liabilities	10	4,040	25,427	13,777
Total liabilities		165,214	1,039,838	614,682
Equity:
Common stock
Par value: USD0.01
Authorized: 200,000,000 shares Issued: 42,309,285 shares in 2011 and 41,181,529 shares in 2010
Outstanding: 33,560,467 shares in 2011 and 35,848,764 shares in 2010		531	3,340	3,332
Additional paid in capital		219,660	1,382,521	1,315,806
Retained earnings		89,013	560,234	716,839
Accumulated other comprehensive loss		(20,378)	(128,254)	(117,479)

		288,826	1,817,841	1,918,498
Less cost of common stock in treasury, 8,748,818 shares in 2011 and 5,332,765 shares in 2010		(50,847)	(320,025)	(226,495)

Total Cogo Group, Inc. equity		237,979	1,497,816	1,692,003
Noncontrolling interests		3,549	22,334	15,332
Total equity		241,528	1,520,150	1,707,335

Commitments and contingencies	16

TOTAL LIABILITIES AND EQUITY		406,742	2,559,988	2,322,017

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands, except share data)

		Year ended December 31,
	Note	2011	2011	2010	2009
		USD	RMB	RMB	RMB
Net revenue
Product sales	14	564,737	3,554,401	2,554,991	2,066,815
Service revenue	14	—	—	34,527	29,401

		564,737	3,554,401	2,589,518	2,096,216
Cost of sales
Cost of goods sold		(501,598)	(3,157,009)	(2,194,901)	(1,771,166)
Cost of services		—	—	(27,971)	(23,716)
		(501,598)	(3,157,009)	(2,222,872)	(1,794,882)
Gross profit		63,139	397,392	366,646	301,334
Selling, general and administrative expenses		(29,883)	(188,083)	(191,855)	(124,842)
Research and development expenses		(16,149)	(101,639)	(77,888)	(67,504)
Provision for doubtful accounts	3	(369)	(2,325)	(2)	(35,992)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	7 (d)	—	—	43,676	—
Impairment loss of goodwill	7 & 8	(37,647)	(236,945)	(21,422)	—
Other operating income / (loss), net		(134)	(842)	463	116
Income / (loss) from operations		(21,043)	(132,442)	119,618	73,112
Interest expense		(3,202)	(20,152)	(9,407)	(1,963)
Interest income		2,372	14,928	14,693	14,490
Earnings / (loss) before income taxes and extraordinary item		(21,873)	(137,666)	124,904	85,639
Income tax expense	10	(1,836)	(11,553)	(11,849)	(9,207)

Income / (loss) before extraordinary item		(23,709)	(149,219)	113,055	76,432
Extraordinary item, net of nil tax	7 (d)	—	—	—	6,737
Net income / (loss)		(23,709)	(149,219)	113,055	83,169
Less net income attributable to noncontrolling interests		(1,174)	(7,386)	(680)	(2,945)

Net income / (loss) attributable to Cogo Group, Inc.		(24,883)	(156,605)	112,375	80,224
Earnings / (loss) per share attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item		(0.67)	(4.22)	3.01	2.01
Extraordinary item		—	—	—	0.19
- Basic	13	(0.67)	(4.22)	3.01	2.20

Income / (loss) before extraordinary item		(0.67)	(4.22)	2.94	1.95
Extraordinary item		—	—	—	0.18
- Diluted	13	(0.67)	(4.22)	2.94	2.13
Weighted average number of common shares outstanding
- Basic	13		37,094,995	37,275,427	36,541,037
- Diluted	13		37,094,995	38,188,814	37,673,351
Amounts attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item		(24,883)	(156,605)	112,375	73,487
Extraordinary item		—	—	—	6,737
Net income / (loss) attributable to Cogo Group, Inc.		(24,883)	(156,605)	112,375	80,224
Comprehensive income / (loss):
Net income / (loss)		(23,709)	(149,219)	113,055	83,169
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustments		(1,773)	(11,159)	(10,486)	260

Comprehensive income / (loss)		(25,482)	(160,378)	102,569	83,429
Less comprehensive income, net of tax attributable to noncontrolling interests		(1,113)	(7,002)	(289)	(2,944)
Comprehensive income / (loss) attributable to Cogo Group, Inc.		(26,595)	(167,380)	102,280	80,485

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except share data)

	Cogo Group, Inc. Stockholders
	Common Stock		Additional paid in	Retained	Accumulated other comprehensive	Treasury	Non controlling	Total
	No. of Shares outstanding	RMB	capital RMB	earnings RMB	loss RMB	Stock RMB	interests RMB	equity RMB
Balance as of January 1, 2009	35,231,661	3,196	1,146,840	524,240	(107,645)	(162,687)	5,511	1,409,455
Net income	—	—	—	80,224	—	—	2,945	83,169
Foreign currency translation adjustments	—	—	—	—	261	—	(1)	260
Issuance of common stock pursuant to share-based compensation	785,059	53	1,996	—	—	—	—	2,049
Share-based compensation	—	—	59,045	—	—	—	—	59,045
Issuance of common stock in connection with consideration paid for the acquisition of Comtech Broadband	118,205	9	13,657	—	—	—	—	13,666
Purchase of treasury stock	(364,900)	—	—	—	—	(15,622)	—	(15,622)
Balance as of December 31, 2009	35,770,025	3,258	1,221,538	604,464	(107,384)	(178,309)	8,455	1,552,022
Net income	—	—	—	112,375	—	—	680	113,055
Foreign currency translation adjustments	—	—	—	—	(10,095)	—	(391)	(10,486)
Issuance of common stock pursuant to share-based compensation	1,102,193	74	(74)	—	—	—	—	—
Share-based compensation	—	—	69,250	—	—	—	—	69,250
Decrease in ownership interest of Comtech Broadband (note12(f))	—	—	16,472	—	—	—	15,208	31,680
Purchase of the remaining noncontrolling interest of Long Rise (note 7(d))	—	—	8,620	—	—	—	(8,620)	—
Purchase of treasury stock	(1,023,454)	—	—	—	—	(48,186)	—	(48,186)
Balance as of December 31, 2010	35,848,764	3,332	1,315,806	716,839	(117,479)	(226,495)	15,332	1,707,335
Net income / (loss)	—	—	—	(156,605)	—	—	7,386	(149,219)
Foreign currency translation adjustments	—	—	—	—	(10,775)	—	(384)	(11,159)
Issuance of common stock pursuant to share-based compensation	1,127,756	8	(8)	—	—	—	—	—
Share-based compensation	—	—	66,723	—	—	—	—	66,723
Purchase of treasury stock	(3,416,053)	—	—	—	—	(93,530)	—	(93,530)
Balance as of December 31, 2011	33,560,467	3,340	1,382,521	560,234	(128,254)	(320,025)	22,334	1,520,150
Balance as of December 31, 2011 (in USD)		531	219,660	89,013	(20,378)	(50,847)	3,549	241,528

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,
	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Cash flows from operating activities:
Net income / (loss)	(23,709)	(149,219)	113,055	83,169
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation expense	982	6,179	6,144	5,826
Amortization of intangible assets	4,549	28,631	21,803	28,521
Impairment loss of goodwill	37,647	236,945	21,422	—
Deferred income taxes	(750)	(4,723)	(5,331)	(4,500)
Loss on disposal of property and equipment	33	205	442	175
Extraordinary item (note 7(d))	—	—	—	(6,737)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment (note 7(d))	—	—	(43,676)	—
Provision for doubtful accounts	369	2,325	2	35,992
Share-based compensation	10,601	66,723	100,930	59,045
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(44,954)	(282,935)	(77,065)	(155,560)
Bills receivable	(1,412)	(8,888)	(13,409)	(4,037)
Inventories	(13,399)	(84,331)	(109,267)	(50,309)
Prepaid expenses and other receivables	(3,595)	(22,629)	(22,706)	(6,665)
Income taxes receivable	71	450	(1,296)	(1,265)
Accounts payable	9,211	57,972	(15,919)	(26,382)
Income taxes payable	16	102	4,385	3,620
Accrued expenses and other liabilities	963	6,067	(1,772)	5,597
Net cash used in operating activities	(23,377)	(147,126)	(22,258)	(33,510)
Cash flows from investing activities:
Increase in pledged bank deposits	(18,097)	(113,898)	(220,359)	—
Payments for acquisitions of subsidiaries, net of cash acquired	(22,310)	(140,419)	(65,281)	(89,215)
Purchases of property and equipment	(1,594)	(10,035)	(6,895)	(2,429)
Net cash used in investing activities	(42,001)	(264,352)	(292,535)	(91,644)
Cash flows from financing activities:
Purchase of treasury stock	(14,860)	(93,530)	(48,186)	(15,622)
Proceeds from bank borrowings	60,664	381,816	400,469	119,486
Proceeds from exercises of stock warrants and options	—	—	—	2,049
Net cash provided by financing activities	45,804	288,286	352,283	105,913
Effect of exchange rate changes on cash	(650)	(4,094)	(5,160)	182

Net increase / (decrease) in cash	(20,224)	(127,286)	32,330	(19,059)
Cash at beginning of the year	111,163	699,650	667,320	686,379

Cash at end of the year	90,939	572,364	699,650	667,320
Supplementary cash flow information:

Interest paid	3,202	20,152	9,407	1,963
Income taxes paid	2,498	15,724	14,079	11,349
Non-cash investing activities:
Shares issued for Comtech Broadband acquisition consideration payable, included in other liabilities	—	—	—	13,666
Acquisition of Mega Smart included in accrued expenses and other liabilities (note 7(c))	—	—	—	122,415
Reduction of intangible assets upon reversal of contingent consideration payable in respect of Keen Awards (note 7(d))	—	—	—	26,803
Gain on settlement relating to the acquisition of Long Rise before goodwill impairment (note 7(d))	—	—	(54,178)	—

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS AND REDOMESTICATION MERGER

(a)	Organization and nature of operations

Cogo Group, Inc. (the “Company”) and its subsidiaries (collectively, the “Group”) are principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the People’s Republic of China (“PRC”) and other overseas countries. The Group also provides technology and engineering services, business process outsourcing and other related services in the PRC.

As of December 31, 2011, the subsidiaries which principally affect the results of operations and financial condition of the Company are as follows:

Name of company	Place of incorporation or establishment	Attributable equity interest held	Principal activity
Comloca Technology (Shenzhen) Company Limited (“Comloca”)	PRC	100%	Location-based search business

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	70%	Sales of electronics components and related products

Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”)	PRC	100%	Sales of electronics components and related products

Comtech International (Hong Kong) Limited (“Comtech Hong Kong”)	Hong Kong	100%	Sales of electronics components and related products

Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”)	PRC	100%	Sales of electronics components and related products and research and development of software products

Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”)	PRC	100%	Provision of media communication and collaboration platforms and solutions

Keen Awards Limited (“Keen Awards”)	Hong Kong	100%	Sales of technology components and provision of design and engineering services for integrated display technology solutions

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	100%	Sales of electronics components and related products (note a)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	100%	Sales of electronics components and related products (note a)

Name of company	Place of incorporation or establishment	Attributable equity interest held	Principal activity
Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products

Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	100%	Sales and development of industrial applications, microcontrollers and complementary products

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

Note a The Company exercises its control over Shenzhen Comtech, which in turn, has 95% equity interest in Shanghai E&T, through legal arrangements between Comtech (China) Holding Limited (“Comtech China”), a wholly-owned subsidiary of the Company, and Shenzhen Comtech’s legal shareholders (“Legal Shareholders”), Jeffrey Kang, CEO of the Group, Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group. In 2006, Jeffrey Kang executed an agreement to transfer his 99% equity interest in Shenzhen Comtech to Honghui Li. The Legal Shareholders agreed to hold the equity interest in Shenzhen Comtech on behalf of Comtech China, and waived their full rights and risks of ownership of the equity interests in favor of Comtech China.

The legal shareholders of Shanghai E&T is Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and is bound by similar legal arrangements with Comtech China relating to his holding of 5% equity interest in Shanghai E&T on behalf of Comtech China waiving his full rights and risks of ownership of the equity interests in favor of Comtech China.

(b)	Redomestication merger

The Company was incorporated in the Cayman Islands on April 12, 2011under the name of “Cogo Group Cayman, Inc.” for the sole purpose of effectuating the redomestication of the Company’s predecessor, Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”).

The redomestication merger was approved by the shareholders of Cogo Maryland on July 25, 2011, pursuant to which each new ordinary share in the common stock of the Company was issued in exchange for one share of common stock of Cogo Maryland held by the shareholders. The redomestication became effective August 4, 2011. After the closing of the redomestication merger, the Company changed its name to Cogo Group, Inc. and Cogo Maryland ceased to exist.

The Company’s consolidated financial position, results of operations and cash flows included in the accompanying consolidated financial statements for periods before August 4, 2011 relate to those of the Company’s predecessor, Cogo Maryland.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(a)	Principle of Consolidation

The consolidated financial statements include the accounts of Cogo Group, Inc. and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property and equipment, goodwill and intangible assets; the allocation of the purchase price for the Company’s acquisitions; the collectibility of accounts receivable; the realizability of deferred tax assets and inventories; fair value of share-based compensation; the useful lives and salvage values of property and equipment; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign Currency Transactions and Translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC and Hong Kong is the RMB and Hong Kong dollar (“HKD”), respectively. Prior to cessation of Cogo Maryland, the functional currency of Cogo Maryland was USD. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at each balance sheet date. The net foreign currency exchange gain / (loss) amounted to RMB(3,352) (USD(533)), RMB(2,954) and RMB14,381 for the years ended December 31, 2011, 2010 and 2009, respectively, are included in ‘Selling, general and administrative expenses’ in the consolidated statements of income and comprehensive income.

Gains and losses resulting from translation of the financial statements of the Company and the Company’s subsidiaries in Hong Kong into the RMB reporting currency are recorded as a separate component of accumulated other comprehensive loss within equity.

For the convenience of the readers, the December 31, 2011 RMB amounts, included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.0000 = RMB6.2939, representing the rate quoted by the People’s Bank of China at the close of business on December 31, 2011. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any particular rate or at all.

(d)	Cash and Pledged Bank Deposits

Cash consists of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash deposits that are restricted as to withdrawal or pledged as security, are disclosed separately on the face of the consolidated balance sheet, and not included in the total cash for the purpose of the consolidated statements of cash flows.

(e)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on a review of specifically identified accounts and aging data. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s subsidiaries in the PRC are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for the deductibility of such write-offs only when sufficient evidence is available to prove the debtors’ inability to make payments. For financial reporting purposes, the Group generally records write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is provided and the time the doubtful accounts and the related allowance are written off.

Apart from those disclosed in note 16(d) and 16(e), the Group does not have any off balance-sheet credit exposure related to its customers.

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of inventories comprises direct materials.

(g)	Long-lived Assets

Property and Equipment and Intangible Assets

Property and equipment is stated at cost less depreciation and if applicable, impairment. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Property	20 years
Furniture and office equipment	1 to 5 years
Machinery	5 years
Motor vehicles	5 years

Intangible assets that are subject to amortization are amortized over their respective estimated useful lives as follows:

Customer relationships	5 to 12 years
Supplier relationships	11.5 years
Proprietary technology	3 to 6.5 years
Proprietary designs	3 years
Website and software assets	3 years
Non-compete agreements	1 to 6 years
License agreements	2 years
Order backlog	1 month

Property and equipment and intangible assets subject to depreciation/amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The goodwill impairment test is a two-step test. Under the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. However, if the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Group must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of each of the Group’s reporting units is determined using a combination of the market and income approaches. For the years ended December 31, 2011 and 2010, impairment loss amounted to RMB236,945 (USD37,647) and RMB21,422, respectively. For the year ended December 31, 2009, no impairment loss was recorded. See note 8.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of income and comprehensive income in the period that includes the enactment date or date of change in tax rate. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax expense in the consolidated statements of income and comprehensive income.

(i)	Revenue Recognition

Product Sales

The Company recognizes revenue at the point in time when the components are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Sales of components represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

Service Revenue

Revenue for services is generally recognized when services are performed.

(j)	Research and Development and Advertising

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB101,639 (USD16,149), RMB77,888 and RMB67,504 for the years ended December 31, 2011, 2010 and 2009, respectively. Advertising costs amounted to RMB334 (USD53), RMB157 and RMB59 for the years ended December 31, 2011, 2010 and 2009, respectively.

(k)	Shipping and Handling Fees and Costs

Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in “selling, general and administrative expenses”. Shipping and handling fees and costs amounted to RMB12,432 (USD1,975), RMB9,798 and RMB7,749 for the years ended December 31, 2011, 2010 and 2009, respectively.

(l)	Share-based Compensation

The Group applies ASC 718, Compensation- Stock Compensation to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period.

Share-based compensation expense amounted to RMB66,723 (USD10,601), RMB100,930 and RMB59,045 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Group currently uses authorized shares and shares of a subsidiary to satisfy share award exercises.

(m)	Earnings / (loss) per Share

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common stock outstanding during the year, including contingently issuable shares when all necessary conditions for the issuance have been satisfied. Diluted earnings / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common and, if applicable, dilutive potential common shares outstanding during the year. Dilutive potential common shares consist of common shares issuable upon the exercise of stock options, non-vested equity share units, including performance shares, warrants using the treasury stock method. Dilutive potential common shares also includes common shares issuable in connection with a business combination upon resolution of contingencies based on the number of such shares that would be issuable at the end of the year assuming it was the end of the contingency period.

(n)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(o)	Recently Issued Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet - Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to International Financial Reporting Standards (“IFRS”)7). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Company, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income - Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Company, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. Since the standard impacts presentation and disclosure requirements only, the adoption is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

ASU 2011-04, an update to ASC820, Fair Value Measurements and Disclosures

In May 2011, the FASB issued ASU 2011-04, an update to ASC 820, Fair Value Measurements and Disclosures – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 is issued to provide largely identical guidance about fair value measurement and disclosure requirements with the IASB’s new IFRS 13, Fair Value Measurement. ASU 2011-04 provides guidance about how fair value should be applied where it already is required or permitted under U.S. GAAP and most of changes are clarifications of existing guidance or wording changes to align with IFRS 13. ASU 2011-04 requires a reporting entity to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable in period of adoption. For the Company, ASU 2011-04 is effective prospectively for interim and annual periods beginning after December 15, 2011. The adoption of this standard is not expected to have a material impact on the Company’s consolidated results of operations or financial condition.

ASU 2010-29, an update to ASC 805, Business Combination

In December 2010, the FASB issued ASU 2010-29, Business Combination (ASC 805): Disclosure of Supplementary Pro Forma Information for Business Combination. ASU 2010-29 requires disclosure about pro forma information including revenues and earnings of the combined entity within the notes to the financial statements and pro forma information be presented as if business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current and prior reporting period pro forma financial information. ASU 2010-29 also requires that the disclosure be accompanied by narrative description of the amount and nature of material nonrecurring pro forma adjustment. For the Company, ASU 2010-29 is effective for business combinations with effective dates on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Prospective application is required with early adoption permitted. The Company adopted the provisions of this standard prospectively to business combinations with effective dates on or after January 1, 2011. Since this standard impacts disclosure requirements only, its adoption did not have a material impact on the Company’s consolidated results of operations or financial condition.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	2011	2011	2010
	USD	RMB	RMB
Accounts receivable	161,651	1,017,415	755,203

Less: allowance for doubtful accounts	(12,014)	(75,617)	(73,292)
	149,637	941,798	681,911

An analysis of the allowance for doubtful accounts is as follows:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Balance at the beginning of year	11,645	73,292	73,306	37,314
Additional allowance for doubtful accounts	477	3,000	2	35,992
Write-off of accounts receivable against the allowance for doubtful accounts	—	—	(16)	—
Write back on allowance for doubtful accounts	(108)	(675)	—	—
Balance at the end of year	12,014	75,617	73,292	73,306

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

In 2010, the Group entered into a factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) (see note 9) in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to the Group and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.1% of the balance transferred and is included in “interest expense”. The Group records the transfers of accounts receivable pursuant to the factoring agreement as sales when it is considered to have surrendered control of such receivables under the provisions of ASC 860, Transfers and Servicing. As of December 31, 2011 and 2010, the Group has not accrued a recourse liability since the estimated fair value of the recourse obligation was immaterial.

For the years ended December 31, 2011 and 2010, the Group received proceeds from the sale of accounts receivable amounting to RMB660,230 (USD104,900) and RMB455,437, respectively. There was no sale of accounts receivable for the year ended December 31, 2009. In addition, the Group recorded interest expense amounting to RMB4,720 (USD750) and RMB1,852 in respect of the accounts receivable factored for the years ended December 31, 2011 and 2010. As of December 31, 2011 and 2010, the Group has derecognized factored accounts receivable amounting to RMB259,309 (USD41,200) and RMB188,042, respectively, in accordance with ASC 860.

4.	BILLS RECEIVABLE

To reduce the Group’s credit risk, the Group requires certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable are short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has experienced no losses on bills receivable.

In certain circumstances, the Group has arranged to transfer with recourse certain of its bills receivable to banks. Under this discounting arrangement, the bank pays a discounted amount to the Group and collects the amounts owed from the customers’ banks. The discount costs 1.0% to 4.5% of the balance transferred, which is recorded as “interest expense”.

For the years ended December 31, 2011, 2010 and 2009, the Group received proceeds from the sale of bills receivable amounting to RMB51,737 (USD8,220), RMB22,911 and RMB72,613, respectively. In addition, the Group recorded discounts amounting to RMB1,187 (USD189), RMB210 and RMB479 in respect of the bills receivable sold for the years ended December 31, 2011, 2010 and 2009, respectively.

For bills receivable sold to banks that the Group has surrendered control, the Group derecognized the discounted bills receivable pursuant to the provisions of ASC 860. As of December 31, 2011 and 2010, the Group has derecognized discounted bills receivable amounting to RMB12,162 (USD1,932) and RMB2,158, respectively in accordance with ASC 860.

5.	INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of inventories comprises direct materials.

Inventories by major categories are as follows:

	2011	2011	2010
	USD	RMB	RMB
Raw materials	117	733	162
Finished goods	51,915	326,749	250,411
Total	52,032	327,482	250,573

Inventories amounting to RMB63 (USD10), RMB9,600 and RMB6,365 were written off during the years ended December 31, 2011, 2010 and 2009, respectively.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost less depreciation and if applicable, impairment.

Property and equipment consists of the following:

	2011	2011	2010
	USD	RMB	RMB
Property	266	1,671	1,671
Machinery	600	3,780	3,732
Furniture and office equipment	5,382	33,874	30,301
Motor vehicles	2,010	12,649	6,981
Total	8,258	51,974	42,685
Less: accumulated depreciation	(5,415)	(34,083)	(28,072)
Property and equipment, net	2,843	17,891	14,613

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Cost of sales	7	41	36	139
Selling, general and administrative expenses	746	4,697	4,418	3,776
Research and development expenses	229	1,441	1,690	1,911
Total	982	6,179	6,144	5,826

7.	ACQUISITIONS AND EXTRAORDINARY ITEM

(a)	2011 Acquisition

MDC Tech International Holdings Limited (“MDC”)

On January 31, 2011, the acquisition date, the Group acquired 100% of the outstanding shares of MDC and thereby obtained control of MDC and its subsidiary for a consideration of USD22,000 (equivalent to RMB145,237 as of the acquisition date). The purchase consideration would be paid over twelve months in four equal installments on or before the last business day of each of the four fiscal quarters of the Company for the year ended December 31, 2011, and was fully settled during the year. In light of the installment schedule, the Group has recorded the purchase consideration on a discounted basis, which amounted to USD21,869 (equivalent to RMB144,372 as of the acquisition date).

The principal activities of MDC and its subsidiary are the distribution of medical and healthcare equipment in the PRC, and the development of industrial applications on energy saving modules in the PRC.

The acquisition of MDC was accounted for by the Group as a purchase business combination in accordance with ASC 805, Business Combinations. The acquisition of MDC resulted in the recognition of goodwill of RMB61,509 and the recording of net identifiable assets of RMB82,863 at the date of acquisition. Recognized intangible assets relate to order backlog, customer relationships, non-compete agreements and proprietary technology which have a total weighted-average useful life of 8.9 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes.

The acquisition is expected to support the expansion of the Company’s industrial business in the PRC and the medical equipment and system sales in the PRC. Goodwill recorded in connection with the acquisition was attributed by (1) synergy to expand MDC’s operation and business on the established platform, industry knowledge and experience of the Group and the experience of the Group in providing module reference design and solutions of industrial applications on energy saving modules to customers; (2) expected future additional sales orders from new customers approachable by MDC after the acquisition, but for which MDC alone do not have sufficient resources to carry out such businesses; and (3) the expected outlook in the PRC medical and healthcare equipment and industrial application market with the PRC government stimulus package.

The purchase price allocation is as follows:

	USD	RMB
Intangible assets
– order backlog	652	4,305
– customer relationships	7,700	50,833
– non-compete agreements	6,500	42,911
– proprietary technology	180	1,188
Goodwill	9,317	61,509
Deferred tax liabilities	(2,480)	(16,374)

Net asset acquired	21,869	144,372

The amount of revenue for MDC since the acquisition date included in the consolidated income statement from January 31, 2011 to December 31, 2011 is RMB115,296 (USD18,319).

Unaudited proforma financial information

The following unaudited proforma financial information represents the combined results of operations of the Group as if the acquisition of MDC had occurred as of January 1, 2010. The unaudited proforma information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition as of January 1, 2010. In addition, the unaudited proforma financial information does not attempt to project the future results of operations of the Group.

	Year ended December 31
	2011	2011	2010
	USD (unaudited)	RMB (unaudited)	RMB (unaudited)
Net revenue	564,737	3,554,401	2,632,103
Income / (loss) from operations	(21,264)	(133,836)	117,266
Net income / (loss) attributable to Cogo Group, Inc.	(25,065)	(157,759)	110,528
Earnings / (loss) per share attributable to Cogo Group, Inc.
Basic	(0.68)	(4.25)	2.97
Diluted	(0.68)	(4.25)	2.89

(b) 2010 Acquisition

The Group made no acquisitions during the year ended December 31, 2010.

(c) 2009 Acquisition

Mega Smart Group Limited (“Mega Smart”)

On May 30, 2009, the acquisition date, the Group acquired 100% of the outstanding shares of Mega Smart and thereby obtained control of Mega Smart and its subsidiary for a consideration of RMB122,866. The purchase consideration would be paid in thirteen installments. The first installment was RMB40,955, which was payable within three months of May 30, 2009. The subsequent amount of RMB81,911 is payable over twelve equal monthly installments of RMB6,826 one month following the first installment. In light of the installment schedule, the borrowing rate adopted reflects the normal borrowing rate that the Group can obtain for transactions with similar terms over the payment period and calculated the fair value of the purchase consideration as RMB122,415.

The principal activities of Mega Smart and its subsidiary are the development of the industrial applications component business in China.

The acquisition of Mega Smart was accounted for by the Group as a purchase business combination in accordance with ASC 805. The acquisition of Mega Smart resulted in the recognition of goodwill of RMB83,647 and the recording of net identifiable assets of RMB38,768 at the date of acquisition. Recognized intangible assets relate to supplier relationships, customer relationships, non-compete agreements and proprietary technology which have a total weighted-average useful life of 7.5 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes.

The acquisition was expected to support the expansion of the Company’s industrial applications component business in China. Goodwill is attributed by (1) synergy to expand Mega Smart’s operation and business on the established platform, industry knowledge and experience of the Group; (2) assembled workforce including engineers and management; and (3) the expected outlook in the PRC industrial application market with the PRC government stimulus package.

Management increased the fair value of acquired proprietary technology from RMB2,048 as of May 30, 2009 (the “acquisition date”) to RMB6,145 due to the refinement of the valuation for the year ended December 31, 2009. Accordingly, the related deferred tax liabilities were increased by RMB676. The impact of all changes were charged to goodwill and resulted in the reduction of goodwill by RMB3,421 for the year ended December 31, 2009.

The impact of the purchase price allocation after refinement is as follows:

RMB
Intangible assets
– supplier relationships	8,876
– customer relationships	24,580
– non-compete agreements	10,925
– proprietary technology	6,145
Goodwill	80,226
Deferred tax liabilities	(8,337)
Net asset acquired	122,415

Unaudited proforma financial information

The following unaudited proforma financial information represents the combined results of operations of the Group as if the acquisition of Mega Smart had occurred as of January 1, 2009. The unaudited proforma information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition as of January 1, 2009. In addition, the unaudited proforma financial information does not attempt to project the future results of operations of the Group.

2009
RMB (unaudited)
Net revenue
Product sales	2,107,743
Services revenue	29,401
2,137,144
Income from operations	75,806
Net Income attributable to Cogo Group, Inc.	82,475
Earnings per share attributable to Cogo Group, Inc.
Basic	2.26
Diluted	2.19

(d) Other acquisitions, net gain and extraordinary income

Long Rise

On July 31, 2008, the Group entered into a share purchase agreement (the “Original Agreement”) to purchase 70% of the outstanding shares of Long Rise Holdings Limited (“Long Rise”) and its subsidiary, Rise Year, for a consideration of RMB60,921 payable in cash, none of which is contingent. The purchase agreement did not include a fixed payment schedule, and as a result the acquisition price was deemed to be payable on demand. The Company and the selling shareholders of Long Rise agreed that the consideration could be held back by the Company to settle any claims that might arise for contractual warranties and for any misrepresentations made to the Company. The Company paid approximately RMB3,485, RMB476 and RMB550 in 2008, 2009 and 2010, respectively. In 2010, the Company entered into a supplementary agreement as stated below and the remaining consideration payable was discharged as of December 31, 2010. Therefore, the Company did not make any payment from 2011 onwards.

The acquisition of Long Rise was accounted for by the Group as a purchase business combination in accordance with Statements of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No.141”). The acquisition of Long Rise resulted in the recognition of goodwill of RMB21,422 and recording net identifiable assets of RMB39,499 at the date of acquisition. Recognized intangible assets relate to customer relationships, non-compete agreements and proprietary technology which have a weighted-average useful life of 3.9 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes. Purchased in-process research and development of RMB4,390 was also recognized as an intangible asset and was expensed upon acquisition because technological feasibility had not been established and no future alternative uses exist. This amount is included in research and development expense.

The following table summarizes the amounts assigned to each major asset acquired and liability assumed at the date of acquisition.

RMB
Cash	8,753
Accounts receivable	16,807
Inventories	8,010
Property and equipment	17
Intangible assets
– customer relationships	10,671
– non-compete agreements	13,527
– in-process research and development	4,390
– proprietary technology	5,959
Goodwill	21,422
Bank borrowings	(9,314)
Income taxes payable	(1,584)
Accrued expenses and other liabilities	(8,506)
Deferred tax liabilities	(4,976)
Noncontrolling interest	(4,255)
Purchase price allocated	60,921

In 2010, the Company and the selling shareholders of Long Rise renegotiated certain clauses in the Original Agreement. On December 31, 2010, the Company and the selling shareholders of Long Rise signed a supplementary agreement (the “Supplementary Agreement”) in which the selling shareholders of Long Rise discharged the Group’s obligation to pay the outstanding payable for the acquisition of Long Rise of RMB54,178 and transferred the remaining 30% equity interest in Long Rise to the Group for no consideration and the Group agreed to release the selling shareholders of Long Rise from the non-compete agreements. As a result of the Supplementary Agreement, the Company recognized a net gain on settlement relating to the acquisition of Long Rise before goodwill impairment of RMB43,676 in the consolidated statement of income and comprehensive income for the year ended December 31, 2010 summarized as follows:

RMB
Adjustment to the purchase consideration	54,178
Disposal of the non-compete agreements	(2,630)
Impairment losses of customer relationships and proprietary technology	(7,872)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	43,676

As a result of the above arrangements, the Company compared the carrying value of the customer relationships and proprietary technology to the undiscounted cash flows expected to be generated from those assets. For those customer relationships and proprietary technology for which the carrying amount was larger than its estimated undiscounted cash flow, the Company recorded an impairment charge to the extent the carrying amounts of customer relationships and proprietary technology exceeded their respective fair values. As a result, the carrying amount of RMB7,872 of customer relationships and proprietary technology were fully impaired during the year ended December 31, 2010.

In addition, as a result of the above arrangements, management revised its future cash flow expectations for its business in the reporting unit relating to Long Rise. Since the carrying value exceeded the fair value of this reporting unit, which was determined by a discounted cash flow model, a second step of the goodwill impairment test was performed to measure the impairment loss based on any excess of the carrying value of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. Accordingly, the Company recognized an impairment loss of RMB21,422 in relation to the reporting unit relating to Long Rise during the year ended December 31, 2010. As a result, the carrying amount of the goodwill relating to Long Rise was fully impaired.

Keen Awards

The Group entered into a share purchase agreement on August 1, 2007 to purchase all the outstanding common shares of Keen Awards, for a consideration of approximately RMB150,924 payable in cash, common stock of the Company and the common stock of Keen Awards, all of which were contingently payable at various dates upon achieving certain agreed earnings levels over the two year period following the acquisition. The sum of the fair market values of the identifiable assets acquired less liabilities assumed which amounted to RMB63,032 exceeded the acquisition cost, excluding the contingent consideration by RMB63,032, resulting in negative goodwill. Since the contingent consideration could result in recognition of additional purchase price in a future period, the Company recognized, as if it were a liability, an amount equal to the lesser of the maximum of the amount of the contingent consideration and the total amount of negative goodwill. Accordingly, the amount of the negative goodwill of RMB63,032 was recognized as if it were a liability at the date of acquisition.

Subsequent to the initial recognition, the Company made total cash payments in relation to the contingent consideration for the acquisition of Keen Awards of RMB33,914. The consideration recognized of RMB63,032 for the Keen Awards acquisition was contingently payable in cash. In addition to the contingent cash payment recognized, the agreement includes additional contingent payments of:

•	an additional RMB27,522 in cash;

•	287,770 shares with an assigned fair value of RMB30,185 at acquisition date; and

•	a 20% equity interest in Keen Awards with an assigned fair value of RMB30,185 at acquisition date.

Based on the terms of the Keen Awards acquisition agreement, the Company was first required to settle the cash contingent consideration until all cash payments are settled, followed by the issuance of the shares of the Company and finally, the issuance of 20% of the shares in Keen Awards. However, the contingent consideration recognized was restricted to the lesser of the maximum of the amount of the contingent consideration and the total amount of negative goodwill. Therefore, the Company was not required to recognize the fair value of any of the shares contingently issuable for the acquisition of Keen Awards.

On August 28, 2009, the Company and the seller of Keen Awards agreed that the contingency in respect of the acquisition for Keen Awards was resolved and it was also determined that no further consideration was payable. Therefore, because the amount of contingent consideration recognized, as if it were a liability, exceeded the amount settled, the excess of RMB29,118 was first allocated to reduce the assets acquired being the intangibles asset of RMB26,803 net of deferred taxation of RMB4,422 and remaining amount of RMB6,737 was recognized as an extraordinary gain in the consolidated statements of income and comprehensive income.

8.	GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill

The changes in the carrying amount of our goodwill, by segment, for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Product sales	Service revenue	Total
	RMB	RMB	RMB
Balance as of January 1, 2009
Goodwill	73,247	47,649	120,896
Accumulated impairment losses	(4,264)	—	(4,264)
	68,983	47,649	116,632
Acquisition of Mega Smart	83,647	—	83,647
Adjustment on goodwill of Mega Smart (note a)	(3,421)	—	(3,421)
Balance as of December 31, 2009
Goodwill	153,473	47,649	201,122
Accumulated impairment losses	(4,264)	—	(4,264)
	149,209	47,649	196,858
Impairment loss of Long Rise (note 7(d))	(21,422)	—	(21,422)
Balance as of December 31, 2010
Goodwill	153,473	47,649	201,122
Accumulated impairment losses	(25,686)	—	(25,686)
	127,787	47,649	175,436
Acquisition of MDC (note 7(a))	61,509	—	61,509
Impairment loss (note 8(c))	(189,296)	(47,649)	(236,945)
Balance as of December 31, 2011
Goodwill	214,982	47,649	262,631
Accumulated impairment losses	(214,982)	(47,649)	(262,631)
	—	—	—
Balance as of December 31, 2011 (in USD)	—	—	—

Note a	Goodwill arising from the acquisition of Mega Smart was adjusted in 2009 on completion of the assessment of the estimated discounted cash flows in relation to the proprietary technology acquired.

(b)	Intangible Assets

The Company reviews long-lived assets, including its intangible assets subject to amortization, which for the Company are its customer relationships, supplier relationships, proprietary technology, proprietary designs, website and software asset, non-compete agreements, license agreement and order backlog, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceed the fair value of the assets.

As of December 31, 2011 and 2010, the Company’s intangible assets related to the Company’s acquisitions consisted of the following:

	As of December 31, 2011
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	Years	RMB	RMB
Customer relationships	189,259	5 to 12	89,286	99,973
Supplier relationships	8,876	11.5	1,994	6,882
Proprietary technology	17,542	3 to 6.5	12,868	4,674
Proprietary designs	1,627	3	1,627	—
Website and software asset	575	3	575	—
Non-compete agreements	81,940	1 to 6	39,364	42,576
License agreement	1,249	2	1,249	—
Order backlog	4,305	0.1	4,305	—

Total	305,373		151,268	154,105
Total (in USD)	48,519		24,034	24,485

	As of December 31, 2010
	Gross carrying amount	Impairment / disposal of intangible assets of Long Rise (note 7(d))	Adjusted carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	RMB	RMB	Years	RMB	RMB
Customer relationships	143,939	5,513	138,426	5 to 10	75,271	63,155
Supplier relationships	8,876	—	8,876	11.5	1,222	7,654
Proprietary technology	18,713	2,359	16,354	3 to 6.5	11,705	4,649
Proprietary designs	1,627	—	1,627	3	1,627	—
Website and software asset	575	—	575	3	575	—
Non-compete agreements	41,659	2,630	39,029	1 to 6	30,988	8,041
License agreement	1,249	—	1,249	2	1,249	—

Total	216,638	10,502	206,136		122,637	83,499

Amortization expense for intangible assets for the years ended December 31, 2011, 2010 and 2009 of RMB28,631 (USD4,549), RMB21,803 and RMB28,521 was included in selling, general and administrative expenses, respectively. Estimation amortization expense for the next five years is: RMB22,595 in 2012, RMB25,295 in 2013, RMB25,295 in 2014, RMB24,154 in 2015 and RMB20,263 in 2016.

(c)	Impairment of goodwill

As a result of the continued significant decline in the price of the Company’s shares of common stock in 2011, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB236,945 (USD37,647). The goodwill impairment charge did not impact debt covenants compliance under the Company’s existing credit facility.

9.	PLEDGED BANK DEPOSITS, BANK BORROWINGS AND BANKING FACILITIES

The Group entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), BOC, Guangdong Development Bank Holdings Company Limited (“GDB”) and the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”). As of December 31, 2011 and 2010, the aggregate credit limit of these facilities amounted to RMB1,431,862 (USD227,500) and RMB886,233, respectively. These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement as disclosed in note 3. The credit limit and the respective secured deposits for the accounts receivable factoring agreement shares the same credit limit with the banking facility with BOC.

The Group’s banking facilities contain various covenants, including the Group’s consolidated net borrowing ratio not exceeding 0.25 times and the Company maintaining a tangible net worth of not less than RMB1,000,000 (USD158,884). Other conditions include the Company’s Chief Executive Officer remaining as the single largest beneficial owner of the Company and Chairman of the Board of Directors and actively involving in the management of the Group, the Company remaining as listed in NASDAQ and retaining at least 50% equity interest in those subsidiaries which entered into the banking facilities with the banks. As of December 31, 2011, the Group was in compliance with all covenants.

As of December 31, 2011 and 2010, the total outstanding bank borrowings amounted to RMB854,234 (USD135,724) and RMB505,888, respectively. The weighted average interest rate on outstanding bank borrowings as of December 31, 2011 was 2.2% (2010: 2.1%). The aggregate amount of funds secured as pledged deposits with the respective banks as of December 31, 2011 and 2010 amounted to RMB431,695 (USD68,589) and RMB332,050, respectively.

As of December 31, 2011 and 2010, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreement with BOC) amounted to RMB318,319 (USD50,576) and RMB192,303, respectively.

10.	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

USA

The Company is incorporated in the Cayman Islands. After the completion of the redomestication merger on August 4, 2011, the Company is deemed to have taken up the tax status of Cogo Maryland for United States federal income tax purposes, and is, accordingly, subject to United States federal income tax at a tax rate of 34%.

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and its subsidiaries that are incorporated in the Cayman Islands and the British Virgin Islands are not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company’s subsidiaries, no Cayman Islands or British Virgin Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax. The applicable profits tax rate is 16.5% for 2009, 2010 and 2011. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax law (the “CIT law”) which revised the PRC statutory income tax rate to 25%. The CIT law was effective on January 1, 2008. Accordingly, the Company’s PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified.

Prior to January 1, 2008, Shenzhen Comtech, Comtech Communication, Comtech Software, Comloca, Epcot, Huameng PRC and Viewtran PRC (collectively the “Shenzhen Subsidiaries”), being entities located in the Shenzhen Special Economic Zone, were entitled to the preferential tax rate of 15%. In addition, the Shenzhen Subsidiaries, being production oriented foreign investment enterprises, were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective (“2+3 tax holiday”) under the then effective tax regulations.

The CIT law and its relevant regulations provide a five-year transition period from January 1, 2008 for those companies which were established before March 16, 2007 and were entitled to preferential tax rates under the then effective tax regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 20%, 22%, 24%, 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

Accordingly, the Shenzhen Subsidiaries are entitled to enjoy the transitional rates and continue their tax holidays until they expire. Comloca and Huameng PRC had not commenced their respective tax holidays as of

December 31, 2007 and the CIT law and its relevant regulations require their tax holidays to begin on January 1, 2008.

Based on the above, the Shenzhen Subsidiaries are subject to the following tax rates:

•	Shenzhen Comtech and Comtech Communication are subject to income tax at 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

•	Comtech Software is subject to income tax at 10%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

•	Comloca and Huameng PRC were tax exempt for 2009. They are subject to income tax at 11%, 12%, 12.5% and 25% for 2010, 2011, 2012 and 2013 onwards, respectively.

•	Viewtran PRC and Epcot are subject to income tax at 10%, 11%, 12% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

Further, Mega Sky SZ and Mega Smart SZ, being software and integrated circuit design enterprises, are each granted a 2+3 tax holiday during 2010. As a result, they are tax exempt for 2010 and 2011, and are subject to income tax at 12.5% from 2012 to 2014 and at 25% from 2015 onwards.

(a)	Income / (loss) before Income Taxes and Provision for Income Taxes

The Group’s earnings / (loss) before income taxes and extraordinary item consists of the following:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
U.S.	(2,337)	* (14,708)	(13,254)	(14,255)
PRC, excluding Hong Kong	8,011	50,418	145,418	126,278
Hong Kong	(27,476)	(172,931)	(6,990)	(26,154)
Other foreign jurisdictions	(71)	(445)	(270)	(230)

	(21,873)	(137,666)	124,904	85,639

* The amount includes RMB7,008 losses incurred subsequent to the redomestication merger on August 4, 2011, which is considered subject to United States federal income tax.

The provision for income taxes consists of the following:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Current tax
PRC, excluding Hong Kong	1,308	8,228	13,361	9,020
Hong Kong	1,278	8,048	3,819	4,687
Deferred tax
PRC, excluding Hong Kong	—	—	—	(172)
Hong Kong	(750)	(4,723)	(5,331)	(4,328)

Income tax expense	1,836	11,553	11,849	9,207

Reconciliation between income tax expense and the amount that result by applying the PRC statutory tax rate to earnings / (loss) before income taxes and extraordinary item is as follows:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Earnings / (loss) before income taxes and extraordinary item	(21,873)	(137,666)	124,904	85,639

PRC statutory tax rate		25%	25%	25%
Computed “expected” income tax expense / (benefit)	(5,468)	(34,417)	31,226	21,409
Effect of PRC preferential income tax rate	(75)	(471)	(2,123)	(6,227)
Effect of PRC tax holiday	(5,394)	(33,947)	(26,511)	(29,501)
PRC R&D bonus deduction	(257)	(1,617)	—	—
Tax rate differential for U.S and Hong Kong entities	2,125	13,375	(599)	19
Entities of other foreign jurisdictions not subject to income tax	18	112	68	58
Change in valuation allowance	(245)	(1,544)	5,982	3,826
Non-taxable items:
Interest income	(10)	(63)	(12)	(416)
Foreign exchange gain	(9)	(56)	(112)	(2,418)
Adjustment of consideration payable, net of disposal / impairment of respective intangible assets for Long Rise (note 7(d))	—	—	(8,939)	—
Non-deductible items:
Impairment loss of goodwill	6,856	43,146	3,535	—
Provision for inventory write-down	—	—	2,112	646
Allowance for doubtful accounts	61	384	—	5,311
Share-based compensation	2,650	16,679	7,144	11,809
Professional fees	391	2,462	—	—
Other non-deductible items	95	595	63	25
Deemed income for income tax purposes	1,098	6,915	15	4,666

Income tax expense	1,836	11,553	11,849	9,207

The PRC tax rate has been used because the Company’s principle operations are in the PRC. The effects of the tax holiday are RMB33,947 (USD5,394), RMB26,511 and RMB29,501 for the years ended December 31, 2011, 2010, and 2009, respectively (equivalent to basic earnings per share amount of RMB0.92 (USD0.15), RMB0.71 and RMB0.81 and a diluted earnings per share amount of RMB0.92 (USD0.15), RMB0.69 and RMB0.78 for the years ended December 31, 2011, 2010 and 2009, respectively.

(b)	Deferred Tax Assets and Liabilities

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2011	2011	2010
	USD	RMB	RMB
Deferred tax assets:
Tax loss carryforwards	1,570	9,880	11,424
Valuation allowance	(1,570)	(9,880)	(11,424)

Net deferred tax asset	—	—	—

Deferred tax liabilities:
Intangible assets	(4,040)	(25,427)	(13,777)

Net deferred tax liability	(4,040)	(25,427)	(13,777)

The (decrease) increase in valuation allowance during the years ended December 31, 2011, 2010 and 2009 were RMB(1,544) (USD(245)), RMB5,646 and RMB4,320, respectively. Full valuation allowances were provided for entities with cumulative losses as of December 31, 2011 and 2010.

As of December 31, 2011, for United States federal income tax purposes, the Company had net tax loss carryforwards of approximately USD340 which will expire at various dates through 2031.

As of December 31, 2011, the Company’s PRC and Hong Kong subsidiaries had tax loss carryforwards of approximately RMB31,542 (USD5,012) and RMB7,886 (USD1,253), respectively. The tax losses for the PRC subsidiaries amounting to RMB4,015, RMB5,160, RMB2,331 and RMB20,036 will expire in 2013, 2014, 2015 and 2016 respectively. The tax loss for the Hong Kong subsidiary does not expire under the current Hong Kong tax legislation.

According to the prevailing PRC income tax law and its relevant regulations, non-PRC-resident enterprises are levied withholding tax at 10%, unless reduced by tax treaties or similar arrangements, on dividends from their PRC-resident investees for earnings accumulated beginning on January 1, 2008, and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Further, the Company’s distributions from its non-U.S. subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable qualified foreign tax credits. Due to the Company’s plan of reinvesting permanently its earnings in its non-U.S. business, the Company has not provided for deferred income tax liabilities of RMB390,129 (USD61,985) and RMB320,987 (which does not include any potential qualified foreign tax credits or potential PRC dividend withholding taxes), for U.S. federal income tax purposes on its overseas subsidiaries’ undistributed earnings of RMB1,147,438 (USD182,310) and RMB944,078 as of December 31, 2011 and 2010, respectively.

(c)	Accounting for unrecognized tax benefits

As of January 1, 2009 and for each of the years ended December 31, 2009, 2010 and 2011, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. Accordingly, no interest or penalties related to unrecognized tax benefits were accrued.

The Company and its subsidiaries file income tax returns in the United States, PRC and Hong Kong. The Company could be subject to U.S. federal income tax examination by tax authorities for years beginning in 2008. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD16). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local tax authorities for the tax years beginning in 2006. The tax returns for the Company’s Hong Kong subsidiaries are currently open to examination by the Hong Kong tax authorities for the tax years beginning in 2005.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2011	2011	2010
	USD	RMB	RMB
Legal and professional fees	388	2,438	2,749
Accrued staff related costs	1,924	12,109	7,750
Other accruals	1,278	8,046	5,082

	3,590	22,593	15,581

12.	SHARE-BASED COMPENSATION

(a)	Options and stock warrants assumed under the redomestication merger

On August 4, 2011, upon completion of the redomestication merger, the Company assumed the obligations to provide for the issuance of the Company’s ordinary shares rather than the common stock of Cogo Maryland upon the exercise of all outstanding options to purchase shares of Cogo Maryland common stock and all other outstanding equity awards granted under equity plans to directors, employees and consultants under Cogo Maryland’s 2004 Incentive Plan, 2006 Incentive Plan and the 2009 Incentive Plan.

(b)	Options and stock warrants assumed under the Share Exchange Agreement

Under the Company’s 1995 Stock Option Plan for Outside Directors (the “Directors’ Plan”), the Company issued options to non-employee director of Trident Rowan Group Inc. (“Trident”) to purchase 115,000 shares of the Company’s common stock. As of January 1, 2009, 100,000 options remained outstanding and were all exercised in 2009 before their expiry date of July 1, 2009. The options granted under the Directors’ Plan had a weighted average exercise price per option of USD3.00.

The Company granted fully exercisable stock warrants to non-employee director of Trident to purchase up to 925,417 shares of its common stock. As of January 1, 2009, 19,999 stock warrants with a weighted average exercise price per stock warrant of USD2.76 each remained outstanding and expired on July 1, 2009.

(c)	2004 Incentive Plan

On August 3, 2004, the Board of Directors adopted the 2004 Stock Incentive Plan (the “2004 Incentive Plan”) pursuant to which 2,500,000 shares of the Company’s common stock are reserved for issuance upon exercise of stock options, and for the issuance of stock appreciation rights, non-vested shares and performance shares. The purpose of the 2004 Incentive Plan is to provide additional incentive to employees, directors, advisors and consultants. The 2004 Incentive Plan provides for a term of 10 years from the date of its adoption by the Board of Directors, after which no awards may be made, unless the 2004 Incentive Plan is early terminated by the Board.

Stock options

A summary of stock options activity is as follows:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		USD	Years	USD
Balance as of January 1, 2009	1,192,269	4.09
Exercised	—	—

Balance as of December 31, 2009	1,192,269	4.09
Exercised	(7,500)	5.53

Balance as of December 31, 2010	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2011	1,184,769	4.08	3.01	—

The intrinsic value of options exercised during the year ended December 31, 2010 was USD12.

Non-vested equity share unit

A summary of non-vested equity share unit activity is as follows:

	Shares	Weighted average grant-date fair value
		USD
Balance as of January 1, 2009	464	9.14
Vested	(464)	9.14

Balance as of December 31, 2009, 2010 and 2011	—	—

The total fair value of equity share units vested during the year ended December 31, 2009 was USD4. The equity share units were fully vested and exercised as of December 31, 2010 and 2011.

(d)	2006 Incentive Plan

On December 20, 2006, the Board of Directors adopted the 2006 Equity Incentive Plan (the “2006 Incentive Plan”) pursuant to which 4,800,000 shares of the Company’s common stock are reserved for issuance upon exercise of stock options, and for the issuance of stock appreciation rights, restricted stock awards and performance shares. The purpose of the 2006 Incentive Plan is to provide additional incentive to employees, directors, advisors and consultants. The 2006 Incentive Plan provides for a term of 10 years from the date of its adoption by the Board of Directors, after which no awards may be made, unless the 2006 Incentive Plan is early terminated by the Board.

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2006 Incentive Plan is as follows:

	Shares	Weighted average Grant-date fair value
		USD

Balance as of January 1, 2009	2,281,437	5.56
Granted on January 14, 2009 (note i)	500,000	5.50
Vested	(1,472,273)	5.42

Balance as of December 31, 2009	1,309,164	5.70
Granted on January 29, 2010 (note ii)	932,763	6.36
Vested	(1,455,462)	5.56

Balance as of December 31, 2010	786,465	6.74
Vested	(397,812)	7.10
Balance as of December 31, 2011	388,653	6.36

Note i	The stock awards vest in equal quarterly installments over a period of one year from the date of grant.

Note ii	The stock awards vest in equal quarterly installments over a period of three years from the date of grant.

The total fair value of the above equity share units vested during the years ended December 31, 2011 and 2010 and 2009 were USD2,826, USD8,094 and USD7,986, respectively. As of December 31, 2011 and 2010, the aggregate fair value of all non-vested equity share units were USD2,472 and USD5,297, respectively, which is expected to be amortized on a straight-line basis over a weighted average period of approximately 13 months (2010: 24 months).

Performance shares

A summary of performance shares activity is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2009	425,000	14.08
Vested	(5,000)	16.03

Balance as of December 31, 2009	420,000	14.06
Vested	(5,000)	16.03
Expired	(415,000)	14.03
Balance as of December 31, 2010 and 2011	—	—

The grant-date fair value of performance shares vested was USD80 for each of the years ended December 31, 2010 and 2009.

(e)	2009 Incentive Plan

On November 9, 2009, the Board of Directors adopted the 2009 Omnibus Securities and Incentive Plan (the “2009 Incentive Plan”) pursuant to which 6,000,000 shares of the Company’s common stock are reserved for issuance upon exercise of stock options, and for the issuance of stock appreciation rights, restricted stock awards and performance shares. The purpose of the 2009 Incentive Plan is to provide additional incentive to employees, directors, advisors and consultants. The 2009 Incentive Plan provides for a term of 10 years from the date of its adoption by the Board of Directors, after which no awards may be made, unless the 2009 Incentive Plan is early terminated by the Board.

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2009 Incentive Plan is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2010	—	—
Granted on January 29, 2010 (note i)	1,167,237	6.36
Granted on September 23, 2010 (note i)	750,000	6.04
Granted on October 31, 2010 (note ii)	53,025	7.61
Vested	(354,310)	6.30
Balance as of December 31, 2010	1,615,952	6.26
Granted on January 1, 2011 (note i)	210,000	8.85
Granted on March 21, 2011 (note i)	1,000,000	7.80
Granted on April 1, 2011 (note i)	150,000	8.85
Granted on June 24, 2011 (note iii)	50,000	5.27
Vested	(1,073,091)	6.85
Balance as of December 31, 2011	1,952,861	7.18

Note i	The stock awards vest in equal quarterly installments over a period of three years from the date of grant.

Note ii	The stock awards vest in equal quarterly installments over a period of two years from the date of grant.

Note iii	The stock awards were fully vested on the date of grant.

The total fair value of the above equity share units vested during the years ended December 31, 2011 and 2010 were USD7,351 and USD2,233, respectively. As of December 31, 2011 and 2010, the aggregate fair value of all non-vested equity share units were USD14,022 and USD10,124, respectively, which is expected to be amortized on a straight-line basis over a weighted average period of approximately 21 months and 28 months, respectively.

Shares with performance and market conditions

A summary of shares activity is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2011	—	—
Granted on January 1, 2011 (note i)	360,000	8.85
Granted on January 1, 2011 (note ii)	300,000	3.50
Vested	(20,000)	8.85
Balance as of December 31, 2011	640,000	6.34

Note i	The performance awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting certain earnings or other performance measures in 2011, 2012 and 2013.

Note ii	During the year ended December 31, 2011, the Company has granted share awards that contain service and market conditions. For share awards with market conditions, the market conditions are considered in the grant date fair value using a binomial model and will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. The share awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting the specified market condition in 2011, 2012 and 2013.

The grant-date fair value of performance shares vested was USD177 for the year ended December 31, 2011.

(f)	Share-based compensation of Comtech Broadband

On December 31, 2010, the Group entered into an agreement to award 6,000,000 shares of Comtech Broadband’s common stock (“Equity Shares”) to an employee of Comtech Broadband (the “Comtech Broadband Stock Grant”). The purpose of the Comtech Broadband Stock Grant is to provide additional incentive to the employee. The Comtech Broadband Stock Grant was immediately vested upon grant.

The fair value of the above equity shares vested during the year ended December 31, 2010 was USD4,800. The Group performed a contemporaneous valuation of the equity by an unrelated valuation specialist using the income approach. The fair value is based on a discounted future cash flow that uses the Group’s estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. Since Comtech Broadband is a private company, the Group applied a 20% marketability discount in carrying out the valuation. These estimates are consistent with the plans and estimates that the Group use to manage the business. Determining the fair value of the above Equity Shares requires making complex and subjective judgments and there is inherent uncertainty in making these estimates.

13.	EARNINGS / (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Numerator for basic and diluted earnings per share:
Income / (loss) before extraordinary item	(24,883)	(156,605)	112,375	73,487
Extraordinary item	—	—	—	6,737

Net income / (loss) attributable to Cogo Group, Inc.	(24,883)	(156,605)	112,375	80,224
Denominator:
Basic weighted average shares		37,094,995	37,275,427	36,541,037
Effect of dilutive non-vested equity share units, performance shares, options and warrants		—	913,387	1,132,314

Diluted weighted average shares		37,094,995	38,188,814	37,673,351

Income / (loss) before extraordinary item	(0.67)	(4.22)	3.01	2.01
Extraordinary item	—	—	—	0.19

Basic earnings / (loss) per share	(0.67)	(4.22)	3.01	2.20

Income / (loss) before extraordinary item	(0.67)	(4.22)	2.94	1.95
Extraordinary item	—	—	—	0.18

Diluted earnings / (loss) per share	(0.67)	(4.22)	2.94	2.13

As of December 31, 2011, no potential common shares were dilutive because of the net loss, therefore basic and dilutive EPS are the same. Non-vested equity share units, performance shares, and options and warrants amounting to 234 thousand and 661 thousand, as of December 31, 2010 and 2009, respectively are excluded from the Company’s dilutive computation as their effect would be anti-dilutive.

14.	OPERATING SEGMENT INFORMATION

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company determined it has two operating segments: Product Sales and Service Revenue.

The Product Sales segment primarily consists of the sale of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets. The Service Revenue segment primarily include the provision of technology and engineering services, business process outsourcing, network system integration and related training and maintenance services. Segment revenue from external customers does not include intra-segment revenue. Unallocated expenses include items such as corporate staff costs and overheads. Unallocated assets mainly include cash for corporate use.

Substantially all of the Group’s operations are in the PRC. Consequentially, no geographic information is presented.

 The following is the segment information for the year ended December 31, 2011:

	Product Sales RMB	Service Revenue RMB	Unallocated RMB	Total RMB
Net revenue
Segment revenue from external customers	3,554,401	—	—	3,554,401
Inter-segment revenue	—	11,861	—	11,861
	3,554,401	11,861	—	3,566,262

Income / (Loss) from operations	(10,731)	(38,939)	(82,772)	(132,442)
Interest expense	(20,152)	—	—	(20,152)
Interest income	14,802	126	—	14,928

Earnings / (loss) before income taxes and extraordinary item	(16,081)	(38,813)	(82,772)	(137,666)

Income tax expense	10,492	1,061	—	11,553
Significant non-cash items:
– Depreciation and amortization	34,248	562	—	34,810
– Provision for inventory write-down	63	—	—	63
– Provision for doubtful accounts	2,325	—	—	2,325
– Share-based compensation cost	—	—	66,723	66,723
– Impairment loss of goodwill (Note 8)	189,296	47,649	—	236,945

Segment assets	2,544,840	12,739	2,409	2,559,988

Total expenditures for additions to long-lived assets
– Property and equipment	9,932	103	—	10,035
– Intangible assets (Note 7)	98,527	—	—	98,527
– Goodwill (Note 7)	61,509	—	—	61,509

The following is the segment information for the year ended December 31, 2010:

	Product Sales RMB	Service Revenue RMB	Unallocated RMB	Total RMB
Net revenue
Segment revenue from external customers	2,554,991	34,527	—	2,589,518
Inter-segment revenue	—	18,780	—	18,780

	2,554,991	53,307	—	2,608,298

Income from operations	196,986	6,437	(83,805)	119,618
Interest expense	(9,407)	—	—	(9,407)
Interest income	14,597	66	30	14,693

Earnings before income taxes and extraordinary item	202,176	6,503	(83,775)	124,904

Income tax expense	9,770	2,079	—	11,849
Significant non-cash items:
– Depreciation and amortization	27,275	672	—	27,947
– Provision for inventory write-down	9,600	—	—	9,600
– Provision for doubtful accounts	2	—	—	2
– Share-based compensation cost	31,680	—	69,250	100,930
– Impairment loss of goodwill and intangible assets (Note 7(d) and 8)	21,422	—	—	21,422
– Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment (Note 7(d))	(43,676)	—	—	(43,676)

Segment assets	2,298,459	21,995	1,563	2,322,017

Total expenditures for additions to long-lived assets
– Property and equipment	6,356	539	—	6,895

The following is the segment information for the year ended December 31, 2009:

	Product Sales RMB	Service Revenue RMB	Unallocated RMB	Total RMB
Net revenue
Segment revenue from external customers	2,066,815	29,401	—	2,096,216
Inter-segment revenue	513	5,978	—	6,491

	2,067,328	35,379	—	2,102,707

Income from operations	145,881	531	(73,300)	73,112
Interest expense	(1,963)	—	—	(1,963)
Interest income	14,482	8	—	14,490

Earnings before income taxes and extraordinary item	158,400	539	(73,300)	85,639

– Income tax expense	6,846	2,361	—	9,207

Significant non-cash items:
– Depreciation and amortization	31,347	3,000	—	34,347
– Provision for inventory write-down	3,588	2,777	—	6,365
– Provision for doubtful accounts	35,992	—	—	35,992
– Share-based compensation cost	—	—	59,045	59,045
– Extraordinary item (Note 7(d))	6,737	—	—	6,737

Segment assets	1,851,356	66,444	3,727	1,921,527

Total expenditures for additions to long-lived assets
– Property and equipment	2,094	335	—	2,429
– Intangible assets (Note 7)	50,526	—	—	50,526
– Goodwill (Note 7)	80,226	—	—	80,226

Revenues from external customers by product category are summarized as follows:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Net revenue
Product Sales
Digital media	238,816	1,503,082	1,474,238	1,267,124
Telecommunications equipment	209,436	1,318,176	630,149	523,940
Industrial Business	116,485	733,143	450,604	275,751

	564,737	3,554,401	2,554,991	2,066,815
Service Revenue	—	—	34,527	29,401

Total net revenue	564,737	3,554,401	2,589,518	2,096,216

15.	STATUTORY RESERVES

According to laws applicable to the foreign investment enterprises in the PRC and the Articles of Association of certain subsidiaries of the Company in the PRC (the “PRC subsidiaries”), the PRC subsidiaries are required to appropriate part of their net profits as determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”) to various reserves. These include general reserves, statutory surplus reserve and statutory public welfare fund.

For general reserve, appropriation to general reserve is at the discretion of the board of directors of the relevant PRC subsidiaries. The reserve can only be used for specific purposes and is not distributable as cash dividends.

For statutory surplus reserve, 10% of the net profit, as determined in accordance with PRC GAAP, of the relevant PRC subsidiaries is transferred to the statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the relevant PRC companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholders or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

For statutory public welfare fund, 5% to 10% of the net profit, as determined in accordance with PRC GAAP, of the relevant PRC subsidiaries is transferred to the statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. The fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made.

The accumulated balance of these statutory reserves maintained at the Company’s PRC subsidiaries as of December 31, 2011 and 2010 were RMB55,298 (USD8,786) and RMB51,542, respectively.

16.	COMMITMENTS AND CONTINGENCIES

(a)

Acquisition on Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, the Group entered into a note subscription and share purchase agreement to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000; and to subscribe to a convertible note to be issued by Goldshare for RMB20,000. The note can be convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group. The Group has not completed the acquisition of Goldshare because the closing conditions that required Goldshare to transfer certain businesses to be required by the Group to newly incorporated entities is not yet completed.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare.

(b)	The Group leases its office facilities under non-cancellable operating leases. The leases have remaining terms up to thirty months. Rental expense was RMB11,197 (USD1,779), RMB10,491 and RMB9,682 for the years ended December 31, 2011, 2010, and 2009, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2011 were as follows:

	USD	RMB
Year ending December 31,
2012	1,707	10,745
2013	943	5,935
2014	109	685

Total	2,759	17,365

(c)	As of December 31, 2011, the Group has outstanding purchase orders for components from suppliers in the amount of approximately RMB643,876 (USD102,302). The Group does not have any minimum purchase obligations with these suppliers. Other than as disclosed above, the Group had no other contractual obligations, off-balance sheet guarantees or arrangements as of December 31, 2011.
(d)	As of December 31, 2011, outstanding accounts receivable factored with banks for which the Group has retained a recourse obligation amounting to RMB259,309 (USD41,200).
(e)	As of December 31, 2011, outstanding bills discounted with banks for which the Group has retained a recourse obligation amounting to RMB12,162 (USD1,932).
(f)	As of December 31, 2011, the Group has entered into a land use right agreement with the PRC government in Shenzhen. The Group has paid RMB19,307 (USD3,068) as deposit for the purchase of land use right. Pursuant to the land use right agreement, the Group is required to develop on the piece of land a new headquarter for research and development purposes for the Group and the Group is required to contribute a minimum of RMB500,000 (USD79,442) for the land development.

17.	CONCENTRATION OF RISK

Revenue concentration

A substantial percentage of the Group’s sales are made to the following customers. Details of the customers accounting for 10% or more of total net revenue are as follows:

	2011	2010	2009
Customer A	29%	26%	22%
Customer B	*	*	10%

The total amount of revenues from each customer accounting for 10% or more of total net revenue is as follow:

	2011	2011	2010	2009
	USD	RMB	RMB	RMB
Customer A	165,223	1,039,896	672,641	458,266
Customer B	*	*	*	218,399

All of the Group’s customers with sales over 10% are within the Product Sales segment.

Details of the accounts receivable from the two customers with the largest receivable balances as of December 31, 2011 and 2010 are as follows:

	% of accounts receivable
	2011	2010
Customer A	13%	15%
Customer B	*	*
	13%	15%

*	Accounted for less than 10% of total net revenue in the respective year.

Dependence on suppliers

The Group typically rely on a limited number of key suppliers, and many customized module design solutions that are developed by the Group are designed around technology components provided by these suppliers. The Group typically does not have long-term supply agreements or other forms of exclusive arrangements with these suppliers. If the Group loses a key supplier or a supplier reduces the quantity of products it sells to the Group, it does not maintain a sufficient inventory level of products required or is otherwise unable to meet the demand for its components, the Group may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. If suitable replacement components are unavailable, the Group may be forced to redevelop certain of its solutions, which ultimately may not be accepted by the customers.

A substantial percentage of the Group’s purchases are made from the following suppliers. Details of the major suppliers are as follows:

	2011	2010	2009
Supplier A	41.1%	37.7%	36.3%
Supplier B	8.1%	9.3%	10.1%
Supplier C	7.8%	8.2%	9.7%
Supplier D	7.8%	7.1%	9.4%

18.	EMPLOYEE BENEFIT PLANS

Certain employees of the Group in the PRC are entitled to retirement benefits based on their salaries and length of service upon retirement in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan at 6.5% to 9% of the monthly basic salaries of certain employees. The contribution expense for the years ended December 31, 2011, 2010 and 2009 was RMB11,792 (USD1,874), RMB7,770 and RMB5,354, respectively.

The Group operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF scheme are held by independent trustees and are separated from those of the Group’s assets. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HKD20. Contributions to the plan by the employee vest immediately. The contributions paid by the Group for the years ended December 31, 2011, 2010 and 2009 were RMB340 (USD54), RMB321 and RMB285, respectively.

19.	FAIR VALUE MEASUREMENTS

The fair values of pledged bank deposits, accounts receivable, accounts payable, bank borrowings, and accrued expenses and other liabilities approximated the respective carrying amounts because of the short maturity of these instruments. The Group adopted ASC 820-10, Fair Value Measurements and Disclosures for the nonfinancial assets and liabilities that are remeasured at fair value on a nonrecurring basis.

Level 1

Observable inputs, such as quoted market prices in active markets for the identical asset or liability that are accessible at the measurement date.

Level 2

Inputs, other than quoted market prices included in Level 1, that are observable either directly or indirectly for the asset or liability.

Level 3

Unobservable inputs that reflect the entity’s own assumptions about the exit price of the asset or liability. Unobservable inputs may be used if there is little or no market data for the asset or liability at the measurement date.

In calculating the goodwill impairment (note 8(c)), the Company adopted the combination of market and income approach with level 3 inputs and determined that the carrying amounts of goodwill are impaired to their respective implied fair values of nil as of December 31, 2011. In calculating goodwill impairment for Long Rise (note 7(d)), the Company adopted the income approach. The Company’s goodwill of Long Rise as measured and disclosed as a level 3 input at fair value on a nonrecurring basis was nil as of December 31, 2010.

The Company also applied the income approach with level 3 inputs in measuring and disclosing the fair value of the share-based compensation of Comtech Broadband (note 12(f)).

20.	FOREIGN CURRENCY RISK

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of the RMB against the USD would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of USD. The PRC subsidiaries’ products are primarily procured, sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB.

21.	INTEREST RATE RISK

The Group is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Group’s future interest expense will fluctuate in line with any change in borrowing rates. The Group does not have any derivative financial instruments as of December 31, 2011 and 2010 and believes its exposure to interest rate risk is not material.

22.	SUBSEQUENT EVENTS

(a)	Credit facility

Effective March 2, 2012, the Group entered into an amendment (the “Amendment”), dated December 19, 2011, to its factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) dated April 28, 2010, as amended effective December 31, 2010 (the “Factoring Agreement”). See note 3.

Pursuant to the terms of the Amendment, the line of credit granted by BOC in the Factoring Agreement was increased to RMB472,043 (USD75,000). The factoring facility bears an interest rate of 2.5% per annum above the HIBOR or USD LIBOR, depending on the currency in which the borrowings are denominated.

(b)	Proposed acquisition of certain subsidiaries of the Group by the Chief Executive Officer and Chairman

On March 15, 2012, Chief Executive Officer and Chairman of the Company, Jeffrey Kang, proposed to the Company’s Board of Directors that he would purchase a series of operating entities of the Group, including Comtech (China) Holding, Comtech Communication Technology (Shenzhen) Company Limited, Comtech Communication Technology (Hong Kong) Company Limited, Comtech Software Technology (Shenzhen) Company Limited, Comtech (HK) Holding, Comtech International (HK) Company Limited, Hong Kong JJT Limited, Alphalink Global Limited and Epcot Multimedia Technology (Shenzhen) Limited. Under the proposal, the total purchase price is to be based on the results of an appraisal by an independent appraisal firm. The Company’s Board of Directors has authorized the audit committee which is comprised of the independent directors to review the proposed transaction.

