Form 20-F/A
period 2011-12-31
Cogo Group, Inc.
filed 2012-04-11
CIK 1519380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of Cogo Group, Inc. (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2011, (the “Original Filing”) which was filed with the Securities and Exchange Commission on April 2, 2012. The Company is filing this Amendment No. 1 solely to provide Exhibit 101, which was not included in the Original Filing. Exhibit 101 includes information about the Company in Extensible Business Reporting Language (XBRL).

The Company is filing Exhibit 101 in accordance with the temporary hardship exemption provided by Rule 201 of Regulation S-T, which extended the date by which the interactive data file is required to be submitted by six business days.

Except as described above, this Amendment No. 1 does not amend any other information set forth in the Original Filing, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 2, 2012.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under these sections.

2

ITEM 19.     EXHIBITS

An index to exhibits has been filed as part of this Amendment No. 1 beginning on page 5 and is incorporated by reference.

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COGO GROUP, INC.

April 11, 2012	By:	/s/ Jeffrey Kang
Name: Jeffrey Kang
Title: Chief Executive Officer (Principal Executive Officer)

April 11, 2012	By:	/s/ Frank Zheng
Name: Frank Zheng
Title: Chief Financial Officer (Principal Financial Officer)

4

Exhibit Index

Exhibit No.	Description
1.1	Memorandum of Association of Cogo Group, Inc.
1.2	Amended and Restated Articles of Association of Cogo Group, Inc.
2.1	Specimen Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 of the registration statement on Form F-4 filed with the Securities and Exchange Commission on May 27, 2011)
4.1	Plan of Merger (Incorporated by reference to Annex C of the proxy statement/prospectus filed with the Securities and Exchange Commission on June 9, 2011)
4.2	Shareholders Agreement, dated July 23, 2004. (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Securities and Exchange Commission on July 22, 2004.)
4.3	Facility Letter by and between Bank of China and Comtech Broadband Corporation Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Hong Kong JJT Limited, dated March 19, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.4	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.5	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.6	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 23, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.7	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 28, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.8	General Terms and Conditions for Banking Facilities. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.9	General Banking Facility Letter dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.10	General Terms and Conditions for General Banking Facilities and Loan Facilities dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.11	Cross Guarantee (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.12	Confirmation Letter dated July 15, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.13	Confirmation Letter of Standard Chartered Bank (Hong Kong) Limited, dated July 6, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.14	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.15	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.16	Facility Letter by and between Comtech International (Hong Kong) Limited and Hong Kong Branch of China Merchants Bank, dated October 8, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.17	Form of General Commercial Agreement. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.18	Form of Credit Amount Contract by and between Comtech International (Hong Kong) Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.19	Form of Credit Amount Contract by and between Comtech Broadband Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.20	Form of Credit Facility Agreement by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.21	Form of Maximum Amount Rights Pledge Contract by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.22	Form of Maximum Amount Rights Pledge Contract by and between Comtech Software Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.23	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.24	Credit Facility Agreement with Standard Chartered Bank (Hong Kong) Limited dated February 11, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.25	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the Credit Facility as of May 11, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.26	Credit Facility Agreement by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.27	Credit Facility Agreement by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.28	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.29	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.30	Maximum Guarantee Contract by and between Guangdong Development Bank and Comtech Software Technology (Shenzhen) Co. Ltd., dated July 14, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.31	Credit Facility Agreement with HSBC dated May 18, 2011 (Incorporated by reference to the Current Report on Form 6-K filed with the Commission on November 1, 2011)
4.32	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011. (Incorporated by reference to the Current Report on Form 6-K filed with the Commission on November 11, 2011)
4.33	Land Use Rights Agreement dated August 18, 2011
4.34	Employment Agreement of Jeffrey Kang dated as of January 2011
4.35	Employment Agreement of Yi Yuan dated as of March 2011
4.36	Employment Agreement of Frank Zheng dated as of January 2011
4.1	Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (Incorporated by reference to Exhibit A of our proxy statement filed with the Commission on November 24, 2009)
8.1	List of Subsidiaries (incorporated by reference to the Annual Report on Form 20-F filed on April 2, 2012)
11.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.1 to our Form 10-K for the year ended December 31, 2004 filed on March 31, 2005)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended (incorporated by reference to the Annual Report on Form 20-F filed on April 2, 2012)
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended (incorporated by reference to the Annual Report on Form 20-F filed on April 2, 2012)
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to the Annual Report on Form 20-F filed on April 2, 2012)
15.1	Consent of KPMG, an independent registered public accounting firm (incorporated by reference to the Annual Report on Form 20-F filed on April 2, 2012)
101	The following financial information from Cogo Group’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (iv) Notes to Consolidated Financial Statements

5