Form 20-F
period 2012-12-31
Cogo Group, Inc.
filed 2013-04-30
CIK 1519380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

On December 31, 2012, the issuer had 31,110,922 ordinary shares outstanding.

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

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

Table of Contents continued

		Page

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.	73
ITEM 16G.	CORPORATE GOVERNANCE	73

PART III.
ITEM 19.	FINANCIAL STATEMENTS	73
ITEM 20.	FINANCIAL STATEMENTS	73
ITEM 21.	EXHIBITS	73

ii

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3. Key Information – Risk Factors”, “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with the audited financial statements of Cogo Group, Inc. (“we,” “Cogo” or the “Company”) and the accompanying notes thereto, which are included in Item 19 of this Annual Report.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The following selected consolidated statement of comprehensive income/(loss) data for each of the years in the five-year period ended December 31, 2012 and selected consolidated balance sheet data as of December 31, 2012, 2011, 2010, 2009, and 2008, presented below are derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been audited by KPMG, an independent registered public accounting firm. The selected consolidated statement of comprehensive income/(loss) data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 were derived from our audited financial statements which are not included in this Annual Report.

The selected consolidated financial statement data should be read in conjunction with our “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report.

The selected consolidated financial statement data are expressed in Renminbi (“RMB”), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2012 amounts have been translated into United States dollars (“USD”) at the closing rate in New York City on December 31, 2012 for cable transfers in RMB as certified for customers purposes by the Federal Reserve Bank of New York of USD1.0000 = RMB6.2301. No representation is made that the RMB could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2012, or at any other date.

Selected Consolidated Statement of Comprehensive Income/(Loss) Data

	Year Ended December 31,
	2012 USD	2012 RMB	2011 RMB	2010 RMB	2009 RMB	2008 RMB
	(in thousands, except share and per share amounts)
Net revenue
Product sales	785,003	4,890,649	3,554,401	2,554,991	2,066,815	1,931,845
Service revenue	—	—	—	34,527	29,401	27,695

	785,003	4,890,649	3,554,401	2,589,518	2,096,216	1,959,540
Cost of sales
Cost of goods sold	(733,036)	(4,566,886)	(3,157,009)	(2,194,901)	(1,771,166)	(1,624,101)
Cost of services	—	—	—	(27,971)	(23,716)	(18,664)

	(733,036)	(4,566,886)	(3,157,009)	(2,222,872)	(1,794,882)	(1,642,765)
Gross profit	51,967	323,763	397,392	366,646	301,334	316,775
Selling, general and administrative expenses	(25,421)	(158,377)	(188,083)	(191,855)	(124,842)	(152,898)
Research and development expenses	(16,457)	(102,531)	(101,639)	(77,888)	(67,504)	(50,947)
Provision for doubtful accounts	—	—	(2,325)	(2)	(35,992)	(6,847)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	—	—	—	43,676	—	—
Impairment loss of goodwill and intangible assets	—	—	(236,945)	(21,422)	—	(33,759)
Other operating income / (loss), net	569	3,546	(842)	463	116	214

Income / (loss) from operations	10,658	66,401	(132,442)	119,618	73,112	72,538
Gain on disposal of subsidiaries	90	558	—	—	—	—
Interest expense	(4,186)	(26,081)	(20,152)	(9,407)	(1,963)	(1,056)
Interest income	2,194	13,668	14,928	14,693	14,490	27,895

Earnings / (loss) before income taxes and extraordinary item	8,756	54,546	(137,666)	124,904	85,639	99,377
Income tax expense (1)	(937)	(5,839)	(11,553)	(11,849)	(9,207)	(2,215)

Income / (loss) before extraordinary item	7,819	48,707	(149,219)	113,055	76,432	97,162
Extraordinary item, net of nil tax	—	—	—	—	6,737	—

Net income / (loss)	7,819	48,707	(149,219)	113,055	83,169	97,162
Less net income attributable to noncontrolling interests	(3,945)	(24,577)	(7,386)	(680)	(2,945)	(1,255)

Net income / (loss) attributable to Cogo Group, Inc.	3,874	24,130	(156,605)	112,375	80,224	95,907
Earnings / (loss) per share attributable to Cogo Group, Inc.
Income / (loss) before extraordinary item	0.11	0.66	(4.22)	3.01	2.01	2.49
Extraordinary item	—	—	—	—	0.19	—

Basic	0.11	0.66	(4.22)	3.01	2.20	2.49

Income / (loss) before extraordinary item	0.11	0.66	(4.22)	2.94	1.95	2.42
Extraordinary item	—	—	—	—	0.18	—

Diluted	0.11	0.66	(4.22)	2.94	2.13	2.42

Weighted average number of common shares outstanding
Basic		36,355,124	37,094,995	37,275,427	36,541,037	38,488,861

Diluted		36,488,041	37,094,995	38,188,814	37,673,351	39,585,921

Selected Consolidated Balance Sheet Data	As of December 31,
	2012 USD	2012 RMB	2011 RMB	2010 RMB	2009 RMB	2008 RMB
	(in thousands)
Cash	52,140	324,839	572,364	699,650	667,320	686,379
Accounts receivable, net	113,155	704,968	941,798	681,911	617,613	497,992
Property and equipment, net	2,811	17,515	17,891	14,613	14,406	17,993
Total assets	380,693	2,371,758	2,559,988	2,322,017	1,921,527	1,686,810
Total current liabilities	121,957	759,812	1,014,411	600,905	350,397	257,662
Total liabilities	125,369	781,066	1,039,838	614,682	369,505	277,355
Total equity	255,324	1,590,692	1,520,150	1,707,335	1,552,022	1,409,455

(1)	Certain of our operating subsidiaries were entitled to tax holidays. The effect of the tax holiday increased our net income for 2012, 2011, 2010, 2009 and 2008 by RMB29.1 million (USD4.7 million), RMB33.9 million, RMB26.5 million, RMB29.5 million and RMB28.2 million, respectively (equivalent to basic earnings per share amount of RMB0.80 (USD0.13), RMB0.92, RMB0.71, RMB0.81 and RMB0.73 and a diluted earnings per share amount of RMB0.80 (USD0.13), RMB0.92, RMB0.69, RMB0.78 and RMB0.71 for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. On April 12, 2013, the buying rate announced by Federal Reserve Statistical Release was RMB6.1914 to $1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4633	6.2939	6.6364
2012	6.2301	6.2990	6.2265	6.3684
September	6.2848	6.3200	6.2848	6.3489
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2221	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013 (through April 12)	6.1914	6.2105	6.1914	6.2213
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March	6.2108	6.2157	6.2105	6.2246

Source:	Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

While many of our proposed customized module design solutions are accepted by our customers, there is no obligation for customers to accept our proposed solutions. We dedicate personnel, management and financial resources to research and development and technical support in developing new customized module design solutions for our customers. The time frames for most research and development projects typically range from two to eighteen months. For product sales, because we do not charge a design fee, but rather generate revenue through the resale of specified components contained in our proposed reference designs, if our customers do not accept our proposed designs, we will fail to capitalize on the invested resources, time and effort that we expended on a project. Furthermore, our customers typically make purchases on a purchase order basis. Prior to submission of a purchase order, our customers are not obligated to purchase from us any quantity of specific components that we propose to sell in our proposed module reference design. Our customers may cancel or defer their purchase orders on short notice without significant penalty. Even if a customer accepts our proposed module reference design, the customer could bypass us and contract with our competitors or possibly our suppliers directly for the purchase of the specific components we otherwise had proposed to sell. The failure to accept our proposed module reference design, the loss of ongoing business from our customers or the transition away from us in favor of direct purchases from our competitors or suppliers could each result in our failure to realize potentially significant net revenue.

Reliance on our suppliers, with whom we often do not have long-term supply agreements, makes us vulnerable to the loss of one or more key suppliers or the delivery capabilities of our suppliers.

We typically rely on a limited number of key suppliers, and many customized module design solutions that we develop are designed around technology components provided by our suppliers. We typically do not have long-term supply agreements or other forms of exclusive arrangements with our suppliers. In 2012, for example, Broadcom, Sandisk, Freescale Semiconductor and Atmel accounted for approximately 45.7%, 9.6%, 6.9% and 5.8%, respectively, of our cost of sales. If we lose a key supplier or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demand for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. For example, on one prior occasion, one of our key suppliers experienced an interruption in its production capacity due to a relocation of its production facilities, which resulted in its inability to meet our quarterly supply requirements. If suitable replacement components are unavailable, we may be forced to redevelop certain of our solutions, which ultimately may not be accepted by our customers.

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

We generate the majority of our net revenue from a small number of key customers, and we anticipate that a relatively small number of key customers will continue to account for a significant portion of our net revenue in the foreseeable future, particularly in the telecommunications equipment market. In 2012, our sales to ZTE, T&W Electronics, Yulong and Wuhan Research Institute of Post & Telecommunications accounted for approximately 16.1%, 9.7%, 5.6% and 4.2%, respectively, of our net revenue. Sales to our top 10 customers represented approximately 51.3% of our net revenue in 2012. Should we lose, receive reduced orders from, or experience any adverse change in our relationship with any of our key customers, or should they decide to use solutions provided by other companies, we will suffer a substantial loss in net revenue.

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

We have experienced rapid growth over the last five years, with our net revenue increasing from RMB1,960 million in 2008 to RMB4,891 million (USD785 million) in 2012. Our number of employees has increased from approximately 30 in 2001 to 540 as of December 31, 2012. We have limited operational, administrative and financial resources, which may be inadequate to sustain our current growth rate. If we are unable to manage our growth effectively, the quality of our solutions could deteriorate and our business may suffer. As our customer base increases and we enter new end-markets, we will need to:

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

Our July 2004 share exchange with Trident Rowan Group, Inc. (“Trident”) was accounted for as a reverse merger in which Comtech Group, a Cayman Islands company (“Comtech Cayman”) was deemed the accounting acquirer and Trident, which was originally incorporated in 1917, was the legal acquirer. We have retained all the known and unknown liabilities of Trident. There may be other potential liabilities about which we are not yet aware.

We continue to act as the guarantors of certain subsidiaries (the “Disposal Group”) that we sold to Envision Global Group (“Envision”), including Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”), Comtech International (Hong Kong) Limited (“Comtech Hong Kong”), Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”) and Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”), for existing credit facilities granted to the Disposal Group and for certain suppliers and customers of the Disposal Group. If any of the Disposal Group entities fail to meet their repayment obligations, our operating results would be adversely affected by any amounts we could become liable to cover on their behalf.

Pursuant to a Sale and Purchase Agreement dated October 23, 2012 with Envision (the “Envision Agreement”), we sold certain subsidiaries, including Comtech Communication, Comtech Hong Kong, Comtech Software and Epcot, to Envision for a total consideration of USD78 million. The transactions contemplated by the Envision Agreement closed and the entire purchase price was fully received on November 15, 2012 (“Date of Sale”). In connection with the disposal, we agreed to continue to provide certain transitional guarantee services (the “Transitional Guarantee Services”), whereby we act as the guarantors of the Disposal Group and continue to provide and honor, from the Date of Sale until December 31, 2014 (unless earlier terminated by mutual consent): (i) guarantees given by us and our subsidiaries in favor of banks and financial institutions in respect of all existing credit facilities granted to the Disposal Group; and (ii) guarantees given by us and our subsidiaries in favor of the Disposal Group’s suppliers and customers subject to a maximum cap of USD60 million. In consideration of the Transitional Guarantee Services provided by us, Envision agreed to pay a guarantee service fee of USD250,000 (or pro-rated if terminated earlier) each 3 month-period following the Date of Sale.

If the Disposal Group or Envision fails to repay the banks or its suppliers or customers, we will become liable for the amounts owed by the Disposal Group under the terms of its agreements with such creditors, which could materially and adversely affect our operating results and financial condition.

We depend upon contractual agreements with the legal shareholders of Shenzhen Comtech International Limited (“Shenzhen Comtech”) and Shanghai Comtech Electronic Technology Company Limited (“Shanghai Comtech”) to conduct our business and receive payments through Shenzhen Comtech, Shanghai Comtech and Shanghai E&T System Company Limited (“Shanghai E&T”). Such contractual arrangements may not be as effective in providing operational control as direct ownership and may be difficult to enforce. Further, if the PRC government finds these contractual agreements violate or conflict with PRC governmental regulations, our business would be materially adversely affected.

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

In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), Honghui Li, our vice president, and Huimo Chen, the mother of our principal shareholder and chief executive officer, Jeffrey Kang, hold 99% and 1%, respectively, of the equity interests of Shenzhen Comtech, and through contractual agreements with us hold such equity interests exclusively for the benefit of our 100% directly owned subsidiary. Shenzhen Comtech, in turn owns a 19% equity interest in another of our PRC operating companies, Shanghai E&T, and Shanghai Comtech owns the remaining 81%. While we do not have any equity interest in either Shenzhen Comtech, or Shanghai Comtech or Shanghai E&T, through these contractual agreements, we enjoy voting control and are entitled to the economic interests associated with the equity interest in these three entities. These contractual agreements may not be as effective as direct ownership in providing us with control over Shenzhen Comtech, Shanghai Comtech and Shanghai E&T because we rely on the performance of legal shareholders under the agreements. If these shareholders fail to perform their respective obligations under the agreements, we may have to incur substantial costs and resources to enforce such agreements and may not be able to do so in any case. Further, the profits of Shenzhen Comtech, Shanghai Comtech and Shanghai E&T may not be able to be remitted outside the PRC due to foreign exchange controls. Also, we must rely on legal remedies under applicable law, which may not be as effective as those in the United States. Because we rely on Shenzhen Comtech, Shanghai Comtech and Shanghai E&T in conducting our business operations in the PRC, the realization of any of these risks relating to our corporate structure could result in a material disruption of our business, diversion of our resources and the incurrence of substantial costs, any of which could materially and adversely affect our operating results and financial condition.

Pursuant to the Envision Agreement, we sold certain subsidiaries, including Comtech Communication, Comtech Hong Kong, Comtech Software and Epcot, to Envision for a total consideration of USD78 million. The entire purchase price was received and the transactions contemplated by the Envision Agreement closed on November 15, 2012. One of our indirectly controlled subsidiaries, Shanghai Comtech, did not form part of the Disposal Group, but its 100% equity interest is held by one of entities in the Disposal Group. In order to retain control over Shanghai Comtech, we, through one of our 100% wholly-owned subsidiaries, entered into legal arrangements with the Disposal Group pursuant to which the Disposal Group agreed to hold the equity interest in Shanghai Comtech on behalf of our wholly-owned subsidiary and waive all rights and risks of ownership of the equity interests in favour of our wholly-owned subsidiary. Accordingly, we retain our control over Shanghai Comtech through such legal arrangements.

In the opinion of our PRC counsel, the ownership structure of Shenzhen Comtech and Shanghai Comtech and the contractual agreements among our 100% directly owned subsidiaries and legal shareholders do not violate existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of these contractual agreements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that these contractual agreements violate or conflict with PRC laws or regulations.

If we or our PRC operating companies, Shenzhen Comtech, Shanghai Comtech and Shanghai E&T, are found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities will have broad discretion in dealing with such violation, which would cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

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

Our results of operation may be adversely affected by changes to or expiration of tax holiday and preferential tax concessions that some of our PRC operating companies currently enjoy or expect to enjoy in the future. As a result of tax holiday and preferential tax rate incentives, our operations have been subject to relatively low tax liabilities. Tax that would otherwise have been payable without tax holiday treatment amounted to approximately RMB29.1 million (USD4.7 million) in 2012. For additional details regarding these tax incentives, please see “Item 5. Operating and Financial Review and Prospects—Taxation.”

Tax laws in the PRC are subject to interpretations by relevant tax authorities. The tax holiday treatment may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of the PRC.

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

The telecommunications equipment end-market accounted for 44.2% of our net revenue in 2012. PRC’s telecommunications industry is heavily regulated. Changes in regulations affecting sales of these customers could negatively affect the telecommunications equipment end-market for our solutions, which will materially harm our business.

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

The State Development and Reform Commission, or SDRC, promulgated a regulation in 2004 that requires SDRC approval in connection with direct or indirect offshore investment activities by individuals who are PRC residents and PRC corporate entities. This regulation may apply to our future offshore or cross-border acquisitions, as well as to the equity interests in offshore companies held by our PRC shareholders who are considered PRC residents. We intend to make all required application and filings, and will require the shareholders of the offshore entities in our corporate group who are considered PRC residents to make the application and filings, as required under the regulation and under any implementing rules or approval practices that may be established under this regulation. However, because this regulation lacks implementing rules, approval precedents or reconciliation with other approval requirements, it remains uncertain how this regulation, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities. The approval criteria by SDRC agencies for outbound investment by PRC residents are not provided under this regulation or other SDRC regulations. Accordingly, we cannot provide any assurances that we will be able to comply with, qualify under or obtain any approval as required by this regulation or other related legislations. Our failure or the failure of our PRC resident shareholders to obtain SDRC approvals may restrict our ability to acquire a company outside of the PRC or use our entities outside of the PRC to acquire or establish companies inside of the PRC, which could negatively affect our business and future prospects.

PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.

Substantially all of our operations are conducted through our PRC operating companies. The ability of our PRC operating companies to make dividends and other payments to us may be restricted by factors such as changes in applicable foreign exchange and other laws and regulations. For example, under the regulations discussed above, the foreign exchange activities of our present or prospective PRC subsidiaries are conditioned upon the compliance with the SAFE registration requirements by the shareholders of our offshore entities who are PRC residents. Failure to comply with these SAFE registration requirements may substantially restrict or prohibit the foreign exchange inflow to and outflow from our PRC subsidiaries, namely Shenzhen Comtech, Shanghai Comtech, Shanghai E&T and Viewtran Technology (Shenzhen) Co. Ltd. (“Viewtran PRC”), including, remittance of dividends and foreign-currency-denominated borrowings by these PRC subsidiaries. In addition, our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Our PRC operating companies are also required, where applicable, to allocate an additional 5% to 10% of their net profits to the common welfare fund. The net profit available for distribution from our PRC operating companies is determined in accordance with generally accepted accounting principles in the PRC, which may materially differ from a determination performed in accordance with U.S. GAAP. As a result, we may not receive sufficient distributions or other payments from these entities to enable us to make dividend distributions to our shareholders in the future, even if our U.S. GAAP financial statements indicate that our operations have been profitable. For additional details regarding the taxation risk of dividend distributions from our PRC operating companies, please see “Item 3. Key Information – Risk Factors – Our global income and your capital gain may be subject to PRC tax under the new PRC tax law, which may have an effect on our results of operations and your investments, respectively.”

We do not directly own the equity interests in: (i) Shenzhen Comtech, which accounted for approximately 0.6% of our net revenue in 2012; or (ii) Shanghai Comtech, which accounted for approximately 1.7% of our net revenue in 2012. Shenzhen Comtech and Shanghai Comtech own 19% and 81% equity interest in Shanghai E&T, respectively, which accounted for 2.2% of our net revenue in 2012. Honghui Li and Huimo Chen, the shareholders of Shenzhen Comtech, and the Disposal Group, the shareholder of Shanghai Comtech, have contractually agreed, among others things, to apply all dividends or other payments they receive from Shenzhen Comtech and Shanghai Comtech to payments to our 100% wholly-owned subsidiaries, or their designated entities, for valid and valuable consideration and to the extent permitted by applicable PRC law, including PRC foreign exchange law. PRC law and regulatory requirements would currently restrict the ability of the shareholders of Shenzhen Comtech and Shanghai Comtech, based solely upon the contractual agreements, to directly apply the dividends or other payments they receive from Shenzhen Comtech and Shanghai Comtech in U.S. dollars to payments to our 100% wholly-owned subsidiaries or in Renminbi to their designated entities in the PRC. For example, the PRC foreign exchange authorities would have discretion to review the adequacy of the consideration given in exchange for the application of any dividends or payments from Shenzhen Comtech and Shanghai Comtech to our 100% wholly-owned subsidiaries. If the legal shareholders fail to apply such dividends or other payments received from Shenzhen Comtech and Shanghai Comtech, which might include profit distributions from Shanghai E&T, to payments to our 100% wholly-owned subsidiaries or their designated entities, our financial condition would be negatively affected. Apart from the dividend distribution from our PRC subsidiaries to us, the transfer of funds from our company to our PRC operating companies, either as a shareholder loan or as an increase in registered capital or otherwise, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions.

Fluctuations in exchange rates could adversely affect our business.

Because a substantial majority of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of any proceeds from financing and our balance sheet and earnings per share in U.S. dollars following such transaction. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value any dividend we may issue that will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future. In addition, a depreciation of the Renminbi relative to the U.S. dollar would have the effect of reducing our U.S. dollar-translated net revenue and increasing the debt servicing requirements for our U.S. dollar-denominated debt. On the other hand, the appreciation of the Renminbi would make our customers’ products more expensive to purchase outside of the PRC because many of our customers are involved in the export of goods, which could adversely affect their sales, thereby eroding our customer base and adversely affecting our results of operations.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 1.0% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

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

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe, based on the advice of our PRC counsel, that this regulation does not apply to us or any of our prior transactions or offerings and that CSRC approval is not required because such acquisition was completed long before September 8, 2006 when the new regulation became effective. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. In the opinion of our PRC counsel, the new notice does not contradict its interpretation of the new regulation, nor does it add greater clarity to the applicability of the new regulation to us. Based on the advice we have received from our PRC counsel, we do not intend to seek CSRC approval in connection with any of our prior transactions, offerings, or the listing of our shares on NASDAQ.

There may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for any prior transactions or offerings, we may face sanctions by the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operation privileges in the PRC, delay or restrict the repatriation of the proceeds from any offerings into the PRC, restrict or prohibit payment or remittance of dividends by Comtech China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

We are a Cayman Islands company and our corporate affairs are governed by memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Maryland or Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

If Section 7874(b) were determined not to apply to the redomestication merger that Cogo Group, Inc. (the Maryland corporation) effected in August 2011 (as such transaction is described in the section of this Annual Report entitled “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects – Taxation – U.S.”), we would be treated as a foreign corporation for U.S. federal income tax purposes as a result of the redomestication merger and, among other things, Cogo Group, Inc. (the Maryland corporation) would be required to recognize gain (but not loss) under Section 367 of the Code equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the redomestication merger. Any U.S. federal income tax liability incurred by Cogo Group, Inc. (the Maryland corporation) as a result of such gain should become our liability by reason of the redomestication merger.

Although we expect that Section 7874(b) should apply to treat us as a U.S. corporation, rather than a foreign corporation, and, therefore, that Cogo Group, Inc. (the Maryland corporation) would not have recognized gain (or loss) as a result of the redomestication merger for U.S. federal income tax purposes, due to the absence of full guidance on how the rules of Section 7874(b) applies to the August 2011 redomestication merger (and our subsequent operations, as well as members of our expanded affiliated group), this result is not entirely free from doubt. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Item 10. Additional Information – Taxation – United States Federal Income Taxation”) assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes.

Under the PRC CIT Law, we and/or our non-PRC subsidiaries may be classified as “resident enterprises” of the PRC.  Such classification could result in PRC tax consequences to us, our non-PRC subsidiaries and/or our non-PRC resident shareholders.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Corporate Income Tax Law (“CIT Law”) which took effect on January 1, 2008.  Under the CIT Law, enterprises are classified as resident enterprises and non-resident enterprises.  An enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to an enterprise organized under the laws of the PRC for PRC enterprise income tax purposes.  The implementing rules of the CIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within the PRC.  Due to the short history of the CIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

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

Finally, if we are determined to be a “resident enterprise” under the CIT Law, this could result in a PRC tax being imposed on dividends we pay to our enterprise or individual investors that are not tax residents of the PRC (“non-resident investors”) and gains derived by them from transferring our ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities. Such PRC tax would be imposed at a rate of 10% in the case of nonresident investors that are enterprises.  In addition, a potential 20% PRC tax would be imposed on dividends we pay to our non-resident investors who are individuals and who: (i) are not domiciled in the PRC and who do not reside in the PRC; or (ii) are not domiciled in the PRC and have resided in the PRC for less than one year, to the extent that such dividends are deemed to be sourced within the PRC, and on gains derived by them from transferring our ordinary shares, if such gain is considered PRC-sourced income by the relevant PRC tax authorities.  In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to its non-resident investors.  Our non-resident investors also may be responsible for paying the applicable PRC tax on any gain realized from the sale or transfer of our ordinary shares in certain circumstances.  We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles.  Circular 698 is retroactively effective from January 1, 2008.  Circular 698 addresses indirect equity transfers as well as other issues.  According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or does not tax foreign income of its residents, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement.  The tax authorities in charge will evaluate the offshore transaction for tax purposes.  In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form.  If SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer.  Since Circular 698 has a short history, there is uncertainty as to its application.  We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.  If the PRC tax authority determines that Circular 698 applies to us (or a non-resident investor), we (or a non-resident investor) will be obligated to make a tax return filing with the relevant PRC tax authority in accordance with PRC tax laws and regulations.  Failure to do so will subject us (or a non-resident investor) to fines up to RMB10,000.

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

Pursuant to the Envision Agreement, we sold certain subsidiaries, including PRC enterprises, to Envision for a total consideration of USD78 million. We allocated the total consideration to each of the disposed subsidiaries based on our best estimate, and the allocation did not result in any PRC tax consequences to us. But we may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.

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

•	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K;
•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
•	The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

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

Our independent registered public accounting firm’s audit documentation related to their audited reports included in this annual report may include audit documentation located in China and, as such, you may be deprived of the benefits of inspection by U.S. authorities.

Our independent registered public accounting firm that issued an audit opinion in the financial statements included herein, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB. Since a significant portion of the audit is conducted in China and the work papers related to such portion are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, the work papers of our auditors that are located in China are not currently inspected by the PCAOB.

The PCAOB has conducted inspections of certain firms outside of China and, as a part of the inspection process, has identified deficiencies in those firms’ audit procedures and quality control procedures. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China, where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the PRC affiliate of our independent registered public accounting firm is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.  If the SEC prevails in the proceedings, the PRC affiliate of our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we may not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from NASDAQ.

Risks Related to Our Ordinary Shares

Our principal shareholder and chief executive officer beneficially owns a substantial portion of our ordinary shares. As a result, the trading price for our ordinary shares may be depressed due to market perception that our principal shareholder and chief executive officer will be able to take actions that may be adverse to your interests.

Jeffrey Kang, our principal shareholder and chief executive officer, directly and through entities he controls, currently beneficially owns approximately 33.31% of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors, often perceive a disadvantage in owning shares in a company with only one or very few controlling shareholders. Furthermore, Mr. Kang has the ability to significantly influence the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile. Since January 1, 2006, the trading price of our ordinary shares on the Nasdaq Global Market has ranged from USD1.61 to USD22.15 per share, and the last reported sale price on April 12, 2013 was USD2.01 per share. The trading prices of our ordinary shares could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ordinary shares. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares. These broad market and industry factors may significantly affect the market price and volatility of our ordinary shares, regardless of our actual operating performance.

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

As of December 31, 2012, we had 31,110,922 ordinary shares outstanding, which shares will be able to be sold in the public market in the near future, subject to, with respect to ordinary shares held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. These shares are freely tradable without restriction or further registration, subject to the related prospectus delivery requirements.

As of December 31, 2012, we had 1,184,769 stock options, equity share units, performance shares, warrants and shares which may result in a significant number of shares entering the public market and the dilution of our ordinary shares. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

ITEM 4.	INFORMATION ON THE COMPANY

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

We were incorporated in the Cayman Islands on April 12, 2011 under the name of “Cogo Group Cayman, Inc.” for the sole purpose of effectuating the redomestication of the our predecessor, Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”).

The redomestication merger was approved by the shareholders of Cogo Maryland on July 25, 2011, pursuant to which each new ordinary share in Cogo Group Cayman, Inc. was issued in exchange for one share of common stock of Cogo Maryland held by the shareholders. The redomestication became effective August 4, 2011. After the closing of the redomestication merger, the Company changed its name to Cogo Group, Inc. and Cogo Maryland ceased to exist.

Cogo Maryland, formerly known as Trident, was incorporated in 1917. On July 22, 2004, Trident, which was a public reporting company that ceased operations in 2000, acquired all of the outstanding capital stock of Comtech Cayman, in exchange for the issuance of approximately 91.2% of the then-outstanding shares of its common stock to the shareholders of Comtech Cayman. On August 2, 2004, Trident changed its name from Trident to Comtech Group, Inc. and on May 13, 2008, further changed its name to Cogo Group, Inc.

Our registered office is c/o Abacus Management Limited, Ground Floor Elizabethan Square, George Town, P.O. Box 2499, Grand Cayman, KY1-1104 Cayman Islands.

Sale of Certain Subsidiaries to Envision

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer pursuant to which we would sell certain subsidiaries (the “Disposal Group”), representing approximately 28% of the Company’s revenues in 2012, to Envision for total consideration of USD78 million. The purchase price, which was based on the results of an independent appraisal, was to be paid in two installments, whereby USD10 million was to be paid at closing and the remaining USD68 million to be paid on or before December 31, 2012. The transactions contemplated by the Agreement closed on November 15, 2012 following the restructuring of certain of our subsidiaries, and the entire USD78 million purchase price was paid in full as of November 2012.

Pursuant to the terms of the Envision Agreement and a Services Agreement dated November 14, 2012, guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period through December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Envision each quarter. We will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group. Service fees will be charged at pre-determined rates over usage and revenue generated by the Disposal Group as stipulated in the Services Agreement.

The Envision Agreement also contains a non-competition clause. Historically, the Company and the Disposal Group are led by different sales teams focusing on different geographical or end-product customers. Pursuant to the non-competition clause under the Envision Agreement, we and Envision agreed not to compete with each other’s business for a period of two years from closing, among others, particularly, we agreed not to compete with each other’s business involving the distribution of the product that the other party distributes or has distributed in the past and which is or is likely to be in competition with the other party or have any interest in any project or proposal in any such business or activity on behalf of or for the benefit of any person. Additionally, we and Envision agreed to make reasonable efforts to maintain the operations of Envision and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries. For the year ended December 31, 2012, 2011 and 2010, the Disposal Group contributed approximately 28%, 33% and 35%, respectively, of our net sales. The impact from the disposal of certain subsidiaries was insignificant in 2012 results but it is expected to impact our operating results significantly from 2013 onwards.

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

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablet. In the telecommunications equipment end-market, we provide solutions for public switched telephone network, or PSTN, switching, optical transmitters, electrical signal processing and optical signal amplification. In the industrial business end-market, we provide industrial solutions for the smart meter, smart grid, railway and auto-electronics sectors. Currently, we have approximately 2,100 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leaders like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, Sandisk, Freescale Semiconductor and Atmel. Additionally, in October 2006 we became one of the first the PRC-based companies to license software technology and have access to selected source codes relating to digital media directly from Microsoft.

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

From 2010 to 2012, our net revenue grew from RMB2,589.5 million to RMB4,890.6 million (USD785.0 million), representing a compound annual growth rate, or CAGR, of 37.4%.

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

Leverage our strong customer relationships into new opportunities. In 2008, we began targeting the industrial business end-market to provide industrial solutions for the green energy and auto-electronics sectors. We have since then grown our revenues generated from this market from constituting 4.5% of our 2008 revenue to 17.9% of our 2012 revenue. We anticipate that sales related to the industrial business end-markets will generally have higher profit margins than our digital media and telecom equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end markets that we believe represent significant growth opportunities.

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

In November 2012, we sold a series of operating entities, representing approximately 28% of the Company’s revenue for the for the year ended December 31, 2012, to Envision, an entity controlled by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, for total consideration of USD78 million. Both Cogo and Envision will make reasonable efforts to maintain the operations of Envision in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the Cogo. We intend to continue to strengthen our position as a technology solution provider for PRC customers in our end-markets.

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

The following table sets forth the revenue contribution from our digital media, telecommunications equipment, industrial business and other services end-markets during 2010, 2011 and 2012.

Market	2012	2011	2010
Digital media	37.9%	42.3%	57.0%
Telecommunications equipment	44.2%	37.1%	24.3%
Industrial business	17.9%	20.6%	17.4%
Services revenue	0.0%	0.0%	1.3%
Total	100.0%	100.0%	100.0%

Our research and development (“R&D”) unit has always been a driving component in our business and remains crucial in providing the best design solutions for our customers. We have a team of approximately 314 highly qualified design and application engineering specialists and other technical employees engaged in R&D related activities to develop new customized module solutions targeted at the wireless handset, telecommunications equipment, industrial business and digital media industries. In 2010, 2011 and 2012, we invested RMB77.9 million, RMB101.6 million and RMB102.5 million (USD16.5 million), respectively, for R&D purposes and we expect to continue to devote significant resources to supporting and enhancing the depth and capabilities of our R&D unit.

Customers

Our broad customer base includes many of the major domestic digital media, telecommunications equipment and industrial business manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international markets. Our three largest customers in the digital media market in terms of 2012 net revenue were ZTE, both a large domestic mobile handset manufacturer and one of the largest telecommunications equipment manufacturers in the PRC, T&W Electronics, a major broadband terminal equipment and digital consumer electronic provider in the PRC and Yulong, a leading developer and provider of integrated solutions for smartphone sets in the PRC. Our two largest customers from the telecommunications equipment industry in terms of 2012 net revenue were ZTE and Wuhan Research Institute of Post & Telecommunications, a major telecommunications equipment manufacturer in the PRC. Our customers in the industrial business end-market are mainly small and medium enterprises. During 2012, ZTE, T&W Electronics, Yulong, Wuhan Research Institute of Post & Telecommunications and BYD accounted for 16.1%, 9.7%, 5.6%, 4.2% and 2.9% of our net revenue, respectively.

As of December 31, 2012, our major customers by end-market were as follows:

•	Digital Media—TCL, Yulong, ZTE and Tenda.
•	Telecommunications Equipment— ZTE, T&W Electronics and Wuhan Research Institute of Post & Telecommunications
•	Industrial Business—BYD and small and medium enterprises

In 2010, 2011 and 2012, our top 10 customers to whom we sold directly, including several contract manufacturers used by some of our major end-market customers, were as follows:

	2012			2011			2010
Customer Name	Net Revenue		% of Net Revenue (%)	Net Revenue		% of Net Revenue (%)	Net Revenue		% of Net Revenue (%)
	(in millions, except for percentages)
ZTE	RMB	785.9	16.1	RMB	1,039.9	29.3	RMB	672.6	26.0
T&W Electronics		472.6	9.7		255.5	7.2		132.2	5.1
Yulong		275.5	5.6		142.9	4.0		74.4	2.9
Wuhan Research Institute of Post & Telecommunications		206.1	4.2		157.2	4.4		121.6	4.7
BYD		141.7	2.9		63.9	1.8		51.9	2.0
Tenda		140.5	2.9		70.4	2.0		*	*
TCL		130.9	2.7		89.2	2.5		51.0	2.0
Goertek		130.6	2.7		63.1	1.8		*	*
Beny Wave		123.7	2.5		*	*		*	*
Meizu		99.5	2.0		*	*		*	*
Skyworth Digital		*	*		67.3	1.9		181.0	7.0
Starnet Digital Technology		*	*		54.8	1.5		40.9	1.6
COSHIP		*	*		*	*		49.1	1.9
Shanghai Xiangnei Auto		*	*		*	*		29.7	1.1
Total	RMB	2,507.0	51.3	RMB	2,004.2	56.4	RMB	1,404.4	54.3

*	Not a top 10 customer in the applicable year.

The value of our technology solutions can be illustrated by specific examples of how we have worked closely with our customers and suppliers in leveraging our competitive position and unique business model to solidify and extend our existing business, as well as identify and capture new opportunities:

Applying our customized module design capabilities to new end-markets. We have leveraged our customized module design capabilities and our deep, multi-level customer relationships to follow our customers into new end-markets. Since 1995, we have been a provider of customized module design solutions for telecommunications equipment to ZTE, one of the largest telecommunications equipment manufacturers in the PRC. ZTE first sought to enter the mobile handset market in the PRC in 2000. Based on our working history with ZTE on telecommunications equipment solutions and on our proven design capabilities, ZTE selected us as a provider of customized module design solutions for their mobile handsets in 2000. Our total net revenue from ZTE was RMB785.9 million (USD126.1 million) in 2012.

Suppliers

We develop our customized module design solutions based on technology components provided by key technology and other suppliers in our target end-markets. We work with a list of more than 30 key suppliers, including:

Supplier Name	Product
Broadcom	Various products including integrated circuit and Bluetooth
Freescale Semiconductor	Microcontrollers
Atmel	Microcontrollers
Sandisk	Flash memory
Matsushita	Switches, connectors, relay
Xilinx	Microcontrollers

In 2010, 2011 and 2012, based on cost, our major suppliers from whom we purchase components sold to our customers were as follows:

Supplier Name	2012	2011	2010
	% of Cost of sales (%)
Broadcom	45.7	41.1	37.7
Sandisk	9.6	7.8	8.2
Freescale Semiconductor	6.9	8.1	6.3
Atmel	5.8	7.8	7.1
Matsushita	3.4	7.4	9.3

We have established long-standing relationships with our key suppliers. For example, we have worked with Matsushita since our inception in 1995. While we depend on our key suppliers, we believe that we can find alternative suppliers within a reasonable amount of time without significantly altering our proposed solutions. For further information concerning our reliance on Broadcom, Matsushita and other key suppliers, see “Item 3. Key Information – Risk Factors—Reliance on our suppliers, with whom we often do not have long-term supply agreements, makes us vulnerable to the loss of one or more key suppliers or the delivery capabilities of our suppliers.”

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

Sales and Marketing

We generate sales of our customized module design solutions through our direct sales force, consisting of approximately 132 sales directors, account managers and sales support staff as of December 31, 2012. Our sales directors are responsible for establishing sales strategy and setting objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer relationship. Account managers work closely with customers and, in many cases, provide on-site support. Account managers often attend our customers’ internal meetings related to production, engineering design and quality assurance to ensure that our customers’ expectations are appropriately interpreted and communicated to our operations group, and ultimately met or exceeded throughout the design process. Account managers also work with our customers to identify and meet their cost and design-to-delivery cycle time objectives.

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

Organizational Structure

The following chart illustrates our organizational structure as of December 31, 2012:

Cogo Group, Inc. (investment holding/ 1917 Maryland/ 2011 Cayman Islands - redomesticated)
Cogo, Inc. (investment holding/ April 26, 2002/ Cayman Islands)
Gold Tech Holdings Limited (investment holding/ Jan 25, 2010/ BVI)
60%
Comtech Digital Technology (Hong Kong) Limited (active/ Feb 11, 2010)
Comtech Digital Technology (Shenzhen) Limited (active/ Jun 22, 2010)
Viewtran Technology Limited (investment holding/ Dec 6, 2002/ Cayman Islands)
Viewtran Technology (Shenzhen) Co., Limited (active/ Jul 12, 2000/ PRC)
Chengdu Comtech Communication Technology Company Limited (active/ Oct 21 ,2010/ PRC)
Wuhan Comtech Communication Technology Company Limited (active/ Nov 1, 2010/ PRC)
Nanjing Youyingjie Communication Technology Company Limited (active/ Nov 12, 2010/ PRC)
Deregistration in process
Beijing JJT Limited (inactive/ Feb 28, 2008/ PRC)
Reliable Group Limited (investment holding/ Jan 7, 2005/ BVI)
Mega Sky Industrial Limited (active/ April 27, 2009/ HK)
Mega Sky (Shenzhen) Limited (active/ Nov 29, 2009/PRC)
Shenzhen Comtech International Limited (active/ Jul 4, 1996/ PRC)
19%
81%
Shanghai E&T System Co. Ltd. (active/ Jun 5, 2003/ PRC)
MDC Tech International Holdings Limited (investment holding/ acquired Jan 3, 2011/ BVI)
MDC Tech Inc. Limited (active/ Nov 30, 2010/ HK)
Shanghai Comtech Electronic Technology (active / May 28, 2008/ PRC)
Mega Smart Group Limited (investment holding/ acquired Apr 8, 2009/ BVI)
Comtech Industrial (Hong Kong) Limited (active/ acquired April 8, 2009/ HK)
Mega Smart (Shenzhen) Limited (active/Jul 16, 2009 PRC)
Comtech Wireless Limited (investment holding/ Jul 7, 2005/ BVI)
Comtech Broadband Technology (Shenzhen) Co., Ltd. (active/Nov 3, 2005/ PRC)
Cogo Engineering Services Limited (FKA: Huameng BVI) (investment holding/ Dec 8, 2005/ BVI)
Shenzhen Huameng Software Company Limited (active/ Nov 26, 2003/ PRC)
COGO Engineering Services (Hong Kong) Limited (investment holding/ Mar 17, 2006/HK)
56%
Deregistration in process
COGO Engineering Services (Malaysia) Sdn Bhd (inactive JV/ Jun 14, 2006/ Malaysia)
70%
Comtech Broadband Corporation Limited (active/ Mar 23, 2005/ HK)
Comtech Broadband Technology Services (Shenzhen) Limited (active/ Oct 8, 2011/ PRC)
Keen Awards Limited (active/ acquired Aug 1, 2007/ HK)
Long Rise Holdings Limited (investment holding/ acquired Jul 31, 2008/ BVI)
Rise Year Limited (active/ acquired Jul 31, 2008/ HK)
Rye Communication Technology (Shenzhen) Co., Ltd. (active/Jun 11, 2009/ PRC)
Comtech (Taiwan) Holding (investment holding/ Mar 18, 2010/ BVI)
Comtech Worldwide (Taiwan) Limited (active/ Apr 1, 2010/ HK)
Comtech Worldwide (Taiwan) Limited Taiwan Branch (active/ Sep 6, 2011/ Taiwan)
Crown Tech Investments Limited (investment holding/ Sep 22, 2010/ BVI)
Crown Hill Technology Limited (active/ Oct 14, 2010/ HK)
Beijing Comtech Ewit Electric Co., Ltd. (active/ May 17, 2011/ PRC)

100% unless noted

As of December 31, 2012

The following table sets forth our subsidiaries which principally affect our results of operations and financial condition as of December 31, 2012 and 2011:

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2012	2011
Comtech Broadband Technology (Shenzhen) Co., Ltd. (Formerly known as “Comloca Technology (Shenzhen) Company Limited”) (“Comtech Broadband SZ”)	PRC	100%	100%	Sales of electronics components and related products

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	70%	70%	Sales of electronics components and related products

Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”)	PRC	0%	100%	Sales of electronics components and related products (note a)

Comtech International (Hong Kong) Limited (“Comtech Hong Kong”)	Hong Kong	0%	100%	Sales of electronics components and related products (note a)

Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”)	PRC	0%	100%	Sales of electronics components and related products and research and development of software products (note a)

Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”)	PRC	0%	100%	Provision of media communication and collaboration platforms and solutions (note a)

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	100%	100%	Sales of electronics components and related products (note b)

Shanghai Comtech Electronic Technology Company Limited (“Shanghai Comtech”)	PRC	100%	100%	Sales of electronics components and related products (note a)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	100%	100%	Sales of electronics components and related products (note c)

Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	100%	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	60%	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products

Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	100%	100%	Sales and development of industrial applications, microcontrollers and complementary products

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2012	2011
Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

Note a	Pursuant to the Envision Agreement dated October 23, 2012, we sold certain subsidiaries, including Comtech Communication, Comtech Hong Kong, Comtech Software and Epcot, to Envision for a total consideration of USD78 million. The entire purchase price was fully received and transactions contemplated by the Envision Agreement closed on Date of Sale.

One of our indirectly controlled subsidiaries, Shanghai Comtech, did not form part of the Disposal Group but its 100% equity interest is held by one of entities in the Disposal Group. In order to retain control over Shanghai Comtech, we, through one of our wholly-owned subsidiaries, entered into legal arrangements with the Disposal Group pursuant to which the Disposal Group agrees to hold the equity interest in Shanghai Comtech on behalf of our wholly-owned subsidiary, and waive its full rights and risks of ownership of the equity interests in favour of our wholly-owned subsidiary. Accordingly, we retain our control over Shanghai Comtech through such legal arrangements.

Note b	We exercise our control over Shenzhen Comtech through legal arrangements between Shenzhen Comtech’s legal shareholders and our wholly-owned subsidiary. The legal shareholders of Shenzhen Comtech are Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group, who hold 1% and 99% equity interest in Shenzhen Comtech respectively. The legal shareholders agree to hold the equity interest in Shenzhen Comtech on behalf of our wholly-owned subsidiary, and waive their full rights and risks of ownership of the equity interests in favor of our wholly-owned subsidiary.

Note c	Prior to January 1, 2012, the legal shareholders of Shanghai E&T were Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and was bound by legal arrangements, similar to those as described in note (b), with our wholly-owned subsidiary relating to his holding of 5% equity interest in Shanghai E&T and agreed to hold on behalf of our wholly-owned subsidiary waiving his full rights and risks of ownership of the equity interests in favor of our wholly-owned subsidiary.

On January 1, 2012, we instructed Shenzhen Comtech and Honghui Li to transfer 76% and 5% of their respective equity interest in Shanghai E&T to Shanghai Comtech. After the transfer, the legal shareholders of Shanghai E&T are Shenzhen Comtech and Shanghai Comtech, subsidiaries which we exercise our controls through legal arrangements (see notes (a) and (b)), with equity interest of 19% and 81% respectively.

Property, Plant and Equipment

We lease properties with a total area of approximately 142,000 square feet in 25 locations in the PRC including Shenzhen, Shanghai, Beijing, Hangzhou, Wuhan, Suzhou, Chengdu, Nanjing, Xi’an, Taiwan and Hong Kong. Approximately 36,000 square feet is for our corporate headquarters located in Shenzhen, approximately 52,000 square feet is for our research and development centers in Shenzhen and Shanghai and approximately 54,000 square feet is for our representative offices located in the other cities. These leases have remaining terms ranging from 3 to 18 months.

We believe that our existing facilities and equipment are well maintained and in good operating condition, and are sufficient to meet our needs for the foreseeable future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the notes to those financial statements appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Forward Looking Statements” and “Item 3. Key Information – Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

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

We focus on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we provide mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and Bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablet. In the telecommunications equipment end-market, we provide solutions for PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, we provide industrial solutions for the green energy, auto-electronics and health care sectors. Currently, we have approximately 2,100 customers, including many of the most established manufacturers in the digital media, telecommunications equipment and industrial business end-markets in the PRC such as ZTE, TCL and BYD. We work with original equipment manufacturers, or OEMs, as well as subsystem designers and contract manufacturers to provide solutions to support industry leader like Huawei. In developing customized module design solutions for use in our customers’ products, we collaborate closely with over 30 suppliers of technology components, including many large multinational companies such as Broadcom, Sandisk, Freescale Semiconductor and Atmel. Additionally, in October 2006, we became one of the first PRC-based companies to license software technology and have access to selected source codes directly from Microsoft.

Prior to 2012, we had two reportable operating segments: product sales consisting of revenues generated by providing customized module design solutions focusing primarily in the digital media, telecommunications equipment and industrial business end-markets, and service revenue, generated by providing technology and engineering services, network system integration and related training and maintenance services.

We did not generate external service revenue for the years ended December 31, 2012 and 2011. Due to the decreasing significance of service revenue segment, there was a change in the reporting information about our operating segments in 2012. The available financial information that is evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance does not differentiate the product sales segment and service revenue segment. Thus, the service revenue segment is not considered to be a reportable segment for the year ended December 31, 2012. Therefore, we operate in a single business segment as the revenue and profit are derived entirely from sales of components of digital media components (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets. Accordingly, no operating segment information is presented for the year ended December 31, 2012.

Sale of Certain Subsidiaries to Envision

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer pursuant to which we would sell certain subsidiaries (the “Disposal Group”), representing approximately 28% of the Company’s revenues in 2012, to Envision for total consideration of USD78 million. The purchase price, which was based on the results of an independent appraisal, was to be paid in two installments, whereby USD10 million was to be paid at closing and the remaining USD68 million to be paid on or before December 31, 2012. The transactions contemplated by the Agreement closed on November 15, 2012 following the restructuring of certain of our subsidiaries, and the entire USD78 million purchase price was paid in full as of November 2012.

Pursuant to the terms of the Envision Agreement and a Services Agreement dated November 14, 2012, guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period through December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks to Envision each quarter. We will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group. Service fee will be charged at pre-determined rates over usage and revenue generated by the Disposal Group as stipulated in the Services Agreement.

The Envision Agreement also contains a non-competition clause, pursuant to which we and Envision agreed not to compete with each other’s business for a period of two years from closing. Additionally, we and Envision agreed to make reasonable efforts to maintain the operations of Envision and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Over the last year, telecommunications equipment related sales, which have generally lower profit margins than our digital module related sales and our industrial business module related sales, have constituted a greater portion of our total net revenue as compared to the previous years.

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

Growth by entering new end-markets, strengthening in-house capabilities and leveraging our customer base. In 2008, we began targeting the industrial business end-market by providing industrial solutions for the green energy and auto-electronics sectors. Since then the revenues generated from this market have grown from 4.5% of our 2008 revenue to 17.9% of our 2012 revenue. We anticipate that sales related to the industrial business end-markets will generally have higher profit margins than our digital media and telecommunications equipment modules related sales, though such higher margins may decline over time as this industry matures. We will also look for opportunities to expand into new end-markets that we believe represent significant growth opportunities.

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

Net Revenue

Product sales

For product sales, we do not charge our customers an independent design fee. Instead, our business model is to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we pay our suppliers for these components and our sales price to the customer for these components compensates us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules are expensed as incurred and recorded as research and development expense in the Company’s consolidated statements of comprehensive income/(loss).

Our broad and diversified customer base includes many of the major telecommunications equipment, industrial business and digital consumer electronics manufacturers in the PRC. In addition, our customers include industry participants supporting these OEMs, such as subsystem designers and contract manufacturers in the PRC, as well as international manufacturers who have begun to manufacture end-products in the PRC for the domestic and international market. Our two largest customers from the telecommunications equipment industry in terms of 2012 net revenue were ZTE, one of the largest telecommunications equipment manufacturers in the PRC, and Wuhan Research Institute of Post & Telecommunications, a major telecommunications equipment manufacturer in the PRC. Our largest customers in the digital media end-market in terms of 2012 net revenue was ZTE, T&W Electronics, a major broadband terminal equipment and digital consumer electronic provider in the PRC, and Yulong, one of the leading developers and providers of integrated solutions for smartphone sets in the PRC. Our largest customer from the industrial end-market in terms of 2012 net revenue was BYD, a leading high-tech enterprise in the PRC specializing in information technology, automobile and new energy. During 2012, ZTE, T&W Electronics, Yulong, Wuhan Research Institute of Post & Telecommunications and BYD accounted for 16.1%, 9.7%, 5.6%, 4.2% and 2.9% of our net revenue, respectively.

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

Cost of Goods Sold

Cost of goods sold primarily consists of the purchase of components from suppliers. We develop our customized module design solutions based on specific technology components purchased from suppliers in our target end-markets. Our list of over 30 key suppliers includes Broadcom (integrated circuit and Bluetooth), Sandisk (Flash memory), Freescale Semiconductor (automotive solutions), Atmel (industrial solutions) and Matsushita (switches). We typically make purchases from our suppliers only after we have received customer orders, enabling us to maintain adequate inventory levels and, in turn, minimize risks typically associated with holding excessive inventory. During 2012, based on cost of sales, we purchased approximately 45.7%, 9.6%, 6.9% and 5.8% of the components sold to our customers from Broadcom, Sandisk, Freescale Semiconductor and Atmel and its affiliated entities, respectively. If we lose a key supplier, or a supplier reduces the quantity of products it sells to us, does not maintain a sufficient inventory level of products required by us or is otherwise unable to meet our demands for its components, we may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. Even if we are able to find a replacement supplier, we may be required to redevelop the customized module design solution to effectively incorporate the replacement components.

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

Research and Development Expenses

Research and development expenses consist primarily of salaries and related costs of the employees engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expense research and development expenses as they are incurred. As of December 31, 2012, we had approximately 314 engineers and other technical employees engaged in research and development related activities to develop new customized module design solutions targeted at the telecommunications equipment, industrial business and digital media industries. As a result of additional costs incurred in developing new customized module design solutions, research and development expenses were higher in 2012 than they were in 2011, and we expect that our research and development expenses, including those relating to the planned hiring of additional research and development personnel, will increase in the future as we seek to expand our business by developing new customized module design solutions and penetrating new end-markets, and as we seek to grow our engineering services business.

Noncontrolling Interests

Noncontrolling interests consisted of 40% and 30% of the outstanding equity interest in Comtech Digital and Comtech Broadband, respectively. For the year ended December 31, 2012, approximately 62.6% of our total net revenue was generated through Comtech Broadband. Comtech Digital generated 3.5% of our total net revenue for the year 2012.

Taxation

We and our subsidiaries file separate income tax returns.

The United States of America (“U.S.”)

Cogo Maryland was incorporated in the United States, and was subject to United States federal income taxes. On August 4, 2011, Cogo Maryland redomesticated from the State of Maryland, U.S., to the Cayman Islands, through a redomestication merger with and into its indirect wholly owned subsidiary, Cogo Group Cayman, Inc., a company formed on April 12, 2011 under the laws of the Cayman Islands (“Cogo Cayman”). Assuming (as discussed below) that Cogo Cayman will be treated as a U.S. corporation for U.S. federal income tax purposes, Cogo Maryland should not recognize gain or loss as a result of the redomestication merger.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States, will be treated as a U.S. corporation for U.S. federal income tax purposes if (i) the acquiring corporation, together with all corporations connected to it by a chain of greater than 50% ownership by vote and value (the “expanded affiliated group”), does not have substantial business activities in the country in which the acquiring corporation is organized, compared to the total worldwide business activities of the expanded affiliated group, and (ii) shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition (ignoring for this purpose certain shares of the acquiring corporation held by members of its expanded affiliated group and, pursuant to regulations under Section 7874, counting as shares certain options or warrants). If Section 7874(b) were to apply to the redomestication merger, then Cogo Cayman, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the redomestication merger as if it were a U.S. corporation, and Cogo Maryland should not recognize gain (or loss) as a result of the redomestication merger for U.S. federal income tax purposes.

After the completion of the redomestication merger, it was not expected that any shares of Cogo Cayman were held by any member of an expanded affiliated group that includes Cogo Cayman. In addition, after the redomestication merger, as a result of which Cogo Cayman directly acquired all of the assets of the Cogo Maryland, it was expected that the former stockholders of Cogo Maryland (including option or warrant holders treated as owning shares of common stock of Cogo Maryland pursuant to the regulations under Section 7874) should be considered to own, by reason of owning (or being treated as owning) stock of the Cogo Maryland, more than 80% of the voting power and the value of Cogo Cayman’s ordinary shares (including any options or warrants treated as ordinary shares of Cogo Cayman pursuant to the regulations promulgated under Section 7874). Moreover, after the redomestication merger, it was expected that the expanded affiliated group that would include Cogo Cayman would not conduct any substantial business activities in the Cayman Islands as compared to the total worldwide business activities of such expanded affiliated group. Accordingly,we expect that Section 7874(b) should apply and that Cogo Cayman would be treated as a U.S. corporation for U.S. federal income tax purposes.  However, due to the absence of full guidance on how the rules of Section 7874(b) would apply to the transactions contemplated by the redomestication merger (and the subsequent operations of Cogo Cayman, as well as members of its expanded affiliated group), this result is not entirely free from doubt. If, for example, Section 7874(b) were determined not to apply to the redomestication merger, and Cogo Cayman were treated as a foreign corporation for U.S. federal income tax purposes as a result of the redomestication merger, then, among other things, Cogo Maryland would be required to recognize gain (but not loss) under Section 367 of the Code equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the redomestication merger. The balance of this discussion (including the discussion in the section of this Annual Report entitled “Item 10. Additional Information – Taxation – United States Federal Income Taxation”) assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes.

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

Hong Kong

Our subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax. The applicable profits tax rate is 16.5% for 2010, 2011 and 2012. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress passed the CIT Law, which revised the PRC statutory income tax rate to 25%. The CIT Law was effective on January 1, 2008. Accordingly, our PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified.

Prior to January 1, 2008, Shenzhen Comtech, Comtech Communication, Comtech Software, Comtech Broadband SZ, Epcot, Huameng PRC and Viewtran PRC (collectively the “Shenzhen Subsidiaries”), being entities located in the Shenzhen Special Economic Zone, were entitled to the preferential tax rate of 15%. In addition, the Shenzhen Subsidiaries, being production oriented foreign investment enterprises, were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective (“2+3 tax holiday”) under the then effective tax regulations.

The CIT law and its relevant regulations provide a five-year transition period from January 1, 2008 for the Shenzhen Subsidiaries which were established before March 16, 2007 and were entitled to preferential lower tax rates under the then effective tax regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Certain subsidiaries located in the Shenzhen Special Economic Zone, including Comtech Broadband SZ, Huameng PRC, Mega Sky SZ and Mega Smart SZ, were each granted a 2+3 tax holiday and were subject to income tax at rates ranging from 0% to 12.5% for the year ended December 31, 2012.

As a result of the incentives above, our operations have historically been subject to relatively low tax liabilities, which increase in the near future. See “Item 3. Key Information – Risk Factors – Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.” Our effective tax rate was 10.7%, (8.4)% and 9.5% in 2012, 2011 and 2010, respectively. The negative rate in 2011 was mainly attributed to significant non-deductible items including impairment of goodwill of RMB236.9 million.

Basis of Presentation

On August 4, 2011, we redomesticated from the State of Maryland, U.S., to the Cayman Islands, through a redomestication merger with and into its indirect wholly owned subsidiary, Cogo Cayman, a company formed on April 12, 2011 under the laws of the Cayman Islands. On July 25, 2011, Cogo Cayman changed its name to Cogo Group, Inc. The consolidated financial position, results of operations and cash flows for all periods presented that arose prior to August 4, 2011 relate to those of Cogo Maryland.

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

As a result of the share exchange transaction:

•	the historical financial statements of Trident for periods prior to the date of the share exchange transaction are no longer presented;
•	the historical financial statements for periods prior to the date of the transaction are those of Comtech Cayman, as the accounting acquirer;
•	all references to the financial statements apply to the historical financial statements of Comtech Cayman prior to the transaction; and
•	the number of our ordinary shares have been restated retroactively to reflect the share exchange ratio as of the date of the share exchange transaction.

In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), we entered into contractual agreement with Honghui Li, our vice president, and Huimo Chen, the mother of Jeffrey Kang, our chief executive officer, so that we exercise control over Shenzhen Comtech. We also entered into a contractual agreement with Comtech (China) Holding Limited (a subsidiary disposed in November 2012) such that we exercise control over Shanghai Comtech. Shenzhen Comtech and Shanghai Comtech, in turn, jointly own Shanghai E&T.

In accordance with the contractual arrangements as described above, we have exclusive authority over all decision making related to the ongoing, major, or central operations of Shenzhen Comtech and Shanghai Comtech (collectively, the “Subsidiaries held under Deeds”). The relevant rights on decision making are forfeited by the legal shareholders under the legal arrangements. We also have exclusive authority over all decision making related to the total sharing of profit or loss of the Subsidiaries held under Deeds as well as the ability to establish and implement policy for dissolving them. In addition, we have the rights to sell or transfer the shareholding of the Subsidiaries held under Deeds. These rights are forfeited by the legal shareholders under the legal arrangements. We have significant financial interests in the Subsidiaries held under Deeds that provide us with the right to receive income, both as ongoing revenue and as proceeds from the sale of its interests in the Subsidiaries held under Deeds, in an amount that fluctuates based on the performance of the operations of the Subsidiaries held under Deeds and the change in the fair value thereof. Based on the above, in conformity with U.S. GAAP, we have effective ownership and control over the Subsidiaries held under Deeds and, therefore, the financial position and results of operations of the Subsidiaries held under Deeds are consolidated into our consolidated financial statements. For additional details regarding these contractual agreements, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Business Combinations. In 2011, we acquired a 100% equity interest in MDC. Prior to 2011, our significant acquisitions included the acquisition of a 70% equity interest in Long Rise, the acquisition of the remaining 45% equity interest in Comtech Broadband, the acquisition of 100% equity interest in Keen Awards which the consideration payable was contingent upon achieving certain agreed earning levels over an agreed measurement period, the acquisition of the 100% equity interest in Viewtran, and the acquisition of the 100% equity interest in Mega Smart.

We have adopted ASC 805, Business Combinations, in connection with the acquisition of MDC in 2011. For our acquisitions, we allocate the cost of an acquired entity to the assets acquired and the liabilities assumed based on their estimated fair value on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any identifiable intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. A change in the amount allocated to identifiable intangible assets would have an offsetting effect on the amount of goodwill recognized from the acquisition and would change the amount of amortization expense recognized related to those identifiable intangible assets.

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

Our impairment evaluation of goodwill was based on comparing the fair value to the carrying value of our reporting units. The reporting units’ fair value was measured using a combination of the market and income approaches. If we fail to deliver new products, if the products fail to gain expected market acceptance, or if market conditions fail to materialize as anticipated, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material negative effect on our results of operations. Please refer to “Impairment loss of goodwill” under “Results of operations” below for details of impairment loss of goodwill recorded in 2011.

The net book values of these tangible and intangible long-lived assets at December 31, 2012 and 2011 were as follows:

	Years ended December 31,
	2012				2011
	Amount (in millions)
Property and equipment, net	USD	2.8	RMB	17.5	RMB	17.9
Intangible assets, net		20.7		128.8		154.1

Total net book value	USD	23.5	RMB	146.3	RMB	172.0

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security from our customers. As of December 31, 2012, our accounts receivable balance was RMB731.8 million (USD117.5 million), net of a RMB26.8 million (USD4.3 million) allowance for doubtful accounts. As our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances.

Share-based Compensation. We applied ASC 718, Compensation—Stock Compensation. ASC 718 requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we revise the estimates used in subsequent periods which will affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. Compensation cost is recognized on a straight line basis over the requisite service period, which is generally the same as the vesting period. Since the adoption of ASC 718, we have only granted equity share unit and performance shares to minimize the level of estimation. Our share-based compensation expense for the years ended December 31, 2012 and 2011 was RMB65.9 million (USD10.6 million) and RMB66.7 million, respectively.

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including our assessment of uncertain tax positions and projections of future taxable income from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies. The deferred tax asset balance is analyzed regularly by management. Based on these analyses, we have determined that our deferred tax asset is irrecoverable and full valuation allowance is provided as of December 31, 2012. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. If, in the future, our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax asset may be adjusted.

We adopted the provisions of ASC 740-10-25 and as a result, we apply a more likely than not recognition threshold for all tax uncertainties. ASC 740-10-25 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. As of December 31, 2012, all uncertain tax positions were considered to be more likely than not to be sustained upon examination by the relevant authorities. If, in the future, our assumptions and estimates that resulted in the determination of sustainability prove to be incorrect, a tax expense adjustment may be necessary.

Results of Operations

Year ended December 31, 2012 compared to year ended December 31, 2011

Net Revenue. Total net revenue increased by RMB1,336.2 million (USD214.5 million), or 37.6%, in 2012 when compared to 2011. The increase was mainly due to the continued expansion in the Telecommunications equipment and Industrial business end-markets.

Product Sales

Details of product sales by product type for the years ended December 31, 2012 and 2011 were as follows:

	Years ended December 31,
	2012					2011
					% of Net			% of Net	%
	Amount				Revenue	Amount		Revenue	Change
	(in millions, except for percentages)
Digital media	USD	297.2	RMB	1,851.6	37.9%	RMB	1,503.1	42.3%	23.2%
Telecommunications equipment		346.9		2,161.4	44.2%		1,318.2	37.1%	64.0%
Industrial business		140.9		877.6	17.9%		733.1	20.6%	19.7%
Total product sales	USD	785.0	RMB	4,890.6	100.0%	RMB	3,554.4	100.0%	37.6%

Product sales for the year ended 2012 was RMB4,890.6 million (USD785.0 million), or RMB1,336.2 million (USD214.5 million) higher than the year ended 2011. Digital media related sales increased by RMB348.5 million (USD55.9 million), or 23.2%, telecommunications equipment related sales increased by RMB843.2 million (USD135.3 million), or 64.0%, and industrial business related sales increased by RMB144.5 million (USD23.2 million), or 19.7%. The increase in product sales was mainly attributable to the increase in sales in the telecommunications equipment end-market resulting from the increase in investments in the 3G telecommunications infrastructure in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some existing customers such as T&W Electronics and Yulong, and promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access. The sale of medical equipment and components of the smart grid business resulting from the acquisition of MDC also contributed to the increase. The contribution to total net revenue by digital media sales in 2012 increased to RMB1,851.6 million (USD297.2 million), or 37.9% of total net revenue, from RMB1,503.1 million, or 42.3% of total net revenue in 2011. The contribution to total net revenue by telecommunications equipment sales in 2012 increased to RMB2,161.4 million (USD346.9 million), or 44.2% of total net revenue, from RMB1,318.2 million, or 37.1% of total net revenue in 2011. The contribution to total net revenue by industrial business sales increased, from RMB733.1 million or 20.6% in 2011, to RMB877.6 million (USD140.9 million) or 17.9% of total net revenue in 2012.

The continued revenue growth across all of the end markets was also attributable to an increase in our customer base, particularly the small and medium enterprises (“SME”). For the year ended December 31, 2012, the Group had more than 2,000 customers, of which more than 90% represented SME customers.

Gross Profit. Gross profit was RMB323.8 million (USD52.0 million) in 2012, a decrease of RMB73.6 million (USD11.8 million), or 18.5%, when compared to RMB397.4 million in 2011. Gross margin was 6.6% in 2012, compared to 11.2 % in 2011. The decrease in gross profit and gross margin are primarily attributable to change in revenue mix, of which the digital media and telecommunications equipment end-markets related sales had a relatively lower margin.

Selling, General, Administrative, Research & Development (“R&D”) Expenses and provision for doubtful accounts. Selling, general and administrative, R&D expenses, provision for doubtful accounts, impairment loss of goodwill and intangible assets were RMB260.9 million (USD41.9 million) for the year ended December 31, 2012, or 50.7% lower than those of the prior year. The expenses for the years ended December 31, 2012 and 2011 were as follows:

	Years ended December 31,
	2012					2011
					% of Net			% of Net
	Amount				Revenue	Amount		Revenue
	(in millions, except for percentages)
Selling expenses	USD	7.7	RMB	48.1	1.0%	RMB	64.9	1.8%
General and administrative expenses		17.7		110.3	2.2%		123.3	3.4
R&D expenses		16.5		102.5	2.1%		101.6	2.9
Provision for doubtful accounts		—		—	—		2.3	0.1
Impairment loss of goodwill		—		—	—		236.9	6.7

Total	USD	41.9	RMB	260.9	5.3%	RMB	529.0	14.9%

Selling, General and Administrative Expenses. The decrease in selling expenses in 2012 of RMB16.8 million (USD2.7 million), or 25.9%, was mainly attributable to the reduced staff within the sales team.

The decrease in general and administrative expenses of RMB13.0 million (USD2.1 million), or 10.5%, was primarily attributable to the share-based compensation cost of RMB16.5 million (USD2.6 million), as compared to share-based compensation cost of RMB22.1 million for the same period of 2011. The decrease in general and administrative expenses was also contributed by the decrease in amortization of intangible assets from RMB28.6 million in 2011 to RMB25.3 million (USD4.1 million).

R&D Expenses. R&D expenses increased in 2012 by RMB0.9 million (USD0.1 million), or 0.9%, as compared to 2011. The increase was primarily attributable to increase in share-based compensation cost of RMB5.7 million (USD0.9 million), partly offset by the decrease in staff salaries, as a result of reduced R&D personnel and engineers.

Provision for Doubtful Accounts. No additional charge against doubtful accounts was made in 2012, as compared to RMB2.3 million made in 2011. Management assessed that no additional charge of doubtful accounts is required in 2012.

Impairment loss of goodwill. During 2011, as a result of the continued significant decline in the price of the Company’s shares of common stock, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB236.9 million in 2011. There was no impairment loss of other long-lived assets in 2012.

Interest Expense. Interest expense increased in 2012 by RMB5.9 million (USD0.9 million) or 29.4%, as compared to 2011. The increase in interest expense was attributable to an increase in the average bank borrowing balances and the increase in average interest rate as compared to 2011.

Interest Income. Interest income in 2012 amounted to RMB13.7 million (USD2.2 million), compared to RMB14.9 million in 2011. The decrease by RMB1.2 million (USD0.2 million) was mainly attributable to a decrease in average term deposit as compared to 2011.

Income Tax. The effective tax rate for 2012 was 10.7% compared to (8.4)% for 2011.The negative rate in 2011 was mainly attributed to significant non-deductible items including impairment of goodwill of RMB236.9 million.

Noncontrolling Interests. Noncontrolling interests consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2012, net income attributable to noncontrolling interests amounted to RMB24.6 million (USD3.9 million).

Net Income/(Loss) and Earnings/(Loss) Per Share attributable to Cogo Group, Inc. As a result of the above items, net income attributable to Cogo Group, Inc. for 2012 was RMB24.1 million (USD3.9 million), compared to net loss attributable to Cogo Group, Inc. of RMB156.6 million in 2011. We reported basic and diluted per share earnings of RMB0.66 (USD0.11) and RMB0.66 (USD0.11) for 2012, based on 36,355,124 and 36,488,041 outstanding weighted average shares, respectively, compared to basic and diluted per share loss of RMB4.22 for 2011, based on 37,094,995 outstanding weighted average shares.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Revenue. Total net revenue increased by RMB964.9 million, or 37.3%, in 2011 when compared to 2010. The increase was mainly due to the continued expansion in the Telecommunications equipment and Industrial business end-markets.

Product Sales

Details of product sales by product type for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011			2010
	(in millions, except for percentage)
	Amount		% of Net Revenue	Amount		% of Net Revenue	% Change
Digital Media	RMB	1,503.1	42.3%	RMB	1,474.3	57.0%	2.0%
Telecommunications equipment		1,318.2	37.1		630.1	24.3	109.2
Industrial business		733.1	20.6		450.6	17.4	62.7

Total product sales	RMB	3,554.4	100.0%	RMB	2,555.0	98.7%	39.1%

Product sales for the year ended 2011 was RMB3,554.4 million, or RMB999.4 million higher than the year ended 2010. Digital media related sales increased by RMB28.8 million, or 2%, telecommunications equipment related sales increased by RMB688.1 million, or 109.2%, and industrial business related sales increased by RMB282.5 million, or 62.7%. The increase in product sales was mainly attributable to the increase in sales in the telecommunications equipment end-market resulting from the increase in investments in the 3G telecommunications infrastructure in the PRC. It was also attributable to the Group’s continued effort and strategic focus in the expansion of the industrial business end-market, the increased sales volume as a result of growing demand from some existing customers such as ZTE and T&W Electronics, and promising new lines of business such as automotive, HDTV, smart meters, smart grid and 3G handset access. The sale of medical equipment and components of the smart grid business resulting from the acquisition of MDC also contributed to the increase. The contribution to total net revenue by digital media sales in 2011 increased to RMB1,503.1 million, or 42.3% of total net revenue, from RMB1,474.3 million, or 57.0% of total net revenue in 2010. The contribution to total net revenue by telecommunications equipment sales in 2011 increased to RMB1,318.2 million, or 37.1% of total net revenue, from RMB630.1 million, or 24.3% of total net revenue in 2010. The contribution to total net revenue by industrial business sales increased, from RMB450.6 million or 17.4% in 2010, to RMB733.1 million or 20.6% in 2011.

Service Revenue. Service revenue for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011		2011	2010		2010
	Amount		% of Net Revenue	Amount		% of Net Revenue
	(in millions, except for percentages)
Service revenue	RMB	—	—%	RMB	34.5	1.3%

Service revenue was derived from the provision of technology and engineering services, software design, network system integration and related training and maintenance services. The decrease of RMB34.5 million for the year ended December 31, 2011, as compared to same period of 2010, was due to no longer providing services, revenue and focusing on the fast-growing telecommunications equipment and industrial business end-markets in the year ended December 31, 2011.

Gross Profit. Gross profit was RMB397.4 million in 2011, an increase of RMB30.8 million, or 8.4%, when compared to RMB366.6 million in 2010. Gross margin was 11.2% in 2011, compared to 14.2% in 2010. The increase in gross profit is consistent with the increase in sales due to the continued expansion in all end-markets during the year. The decrease in gross margin is primarily attributable to change in revenue mix, of which the digital media and telecommunications equipment end-markets related sales had a relatively lower margin.

Selling, General, Administrative, Research & Development (“R&D”) Expenses and provision for doubtful accounts. Selling, general and administrative, R&D expenses, provision for doubtful accounts, impairment loss of goodwill and intangible assets were RMB529.0 million for the year ended December 31, 2011, or 113.7% higher than those of the prior year. The expenses for the years ended December 31, 2011 and 2010 were as follows:

	Years ended December 31,
	2011			2010
	(in millions, except for percentages)
	Amount		% of Net Revenue	Amount		% of Net Revenue
Selling expenses	RMB	64.9	1.8%	RMB	45.4	1.8%
General and administrative expenses		123.3	3.4		146.5	5.6
R&D expenses		101.6	2.9		77.9	3.0
Allowance for doubtful accounts		2.3	0.1		—	—
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment		—	—		(43.7)	(1.7)
Impairment loss of goodwill		236.9	6.7		21.4	0.8

Total	RMB	529.0	14.9%	RMB	247.5	9.5%

Selling, General and Administrative Expenses. The increase in selling expenses in 2011 of RMB19.5 million, or 43.0%, was mainly attributable to the increased staff within the sales team and the effects of salary increases in 2011 which led to increase in staff related cost. Increased expenditures on other indirect selling expenses such as product logistics, traveling and promotion expenses as a result of increased volume of sales transactions also contributed to the increase in selling expenses.

The decrease in general and administrative expenses of RMB23.2 million, or 15.8%, was primarily attributable to share-based compensation cost of RMB22.1 million, as compared to share-based compensation cost of RMB61.5 million for the same period of 2010. The decrease in general and administrative expenses was also offset in part by an increase in other general and administrative expenses such as staff cost and office rental due to an increase in headcount as a result of our expansion in industrial business end-market and the acquisition of MDC in January 2011.

R&D Expenses. R&D expenses increased in 2011 by RMB23.7 million, or 30.4%, as compared to 2010. The increase was primarily attributable to the increase in staff cost, including the increase in share-based compensation cost of RMB4.7 million, as a result of additional R&D personnel and engineers, and research expenditures for potential new markets, such as industrial business.

Allowance for Doubtful Accounts. Additional charge against doubtful accounts of RMB2.3 million was made in 2011, as compared to RMB0.002 million made in 2010. The additional charge of doubtful accounts was due to certain receivable balance being overdue in which the assessment of recoverability is remote.

Impairment loss of goodwill. As a result of the continued significant decline in the price of the Company’s shares of common stock in 2011, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB236.9 million. The goodwill impairment charge did not impact debt covenants compliance under the Company’s existing credit facility.

Interest Expense. Interest expense increased in 2011 by RMB10.7 million or 114.2%, as compared to 2010. The increase in interest expense was attributable to an increase in the average bank borrowing balances.

Interest Income. Interest income in 2011 amounted to RMB14.9 million, compared to RMB14.7 million in 2010. The increase by RMB0.2 million was mainly attributable to an increase in average term deposit as compared to 2010.

Income Tax. The effective tax rate for 2011 was (8.4)% compared to 9.5% for 2010. The income tax expense for 2011 was attributed to significant non-deductible items including impairment of goodwill of RMB236.9 million, offset by the transitional tax rates under the PRC CIT law of 22% in 2010 and 24% in 2011 and the expiry of tax holiday for certain Shenzhen subsidiaries.

Noncontrolling Interests. Noncontrolling interests consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2011, net income attributable to noncontrolling interests amounted to RMB7.4 million.

Net Income/(Loss) and Earnings/(Loss) Per Share attributable to Cogo Group, Inc. As a result of the above items, net loss attributable to Cogo Group, Inc. for 2011 was RMB156.6 million, compared to net income attributable to Cogo Group, Inc. of RMB112.4 million in 2010. We reported basic and diluted per share loss of RMB4.22 for 2011, based on 37,094,995 outstanding weighted average shares, compared to basic per share earnings of RMB3.01 for 2010, based on 37,275,427 outstanding weighted average shares, and a diluted per share earnings of RMB2.94, based on 38,188,814 outstanding weighted average shares.

Quarterly Results of Operations

The following table presents our supplemental selected unaudited quarterly results of operations for the eight quarters prior to and including the quarter ended December 31, 2012. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this Annual Report. In our management’s opinion, we have prepared our unaudited quarterly results of operations on substantially the same basis as our audited consolidated financial statements. Due to the evolving nature of our business and other factors affecting our business as described under “Item 3D. Risk Factors,” our results of operations for any quarter are not necessarily indicative of results that may be expected for any future periods.

	For the three months ended,
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2012	2012	2012	2012	2011	2011	2011	2011
	(in millions of RMB, except per share data)
Net revenue	1,238.7	1,360.3	1,225.2	1,066.4	1,066.8	933.9	869.9	683.8
Gross profit	79.2	84.9	87.4	72.3	96.6	96.7	107.0	97.1
Net income / (loss) attributable to Cogo Group Inc.	1.5	3.3	11.4	7.9	(225.3)	14.6	27.0	27.1
Earnings per share
Basic	0.04	0.09	0.31	0.22	(6.26)	0.40	0.71	0.71
Diluted	0.04	0.09	0.31	0.22	(6.26)	0.40	0.70	0.69

The overall increase in our net revenue over the past two years was consistent with: (1) the Group’s continued effect and strategic focus in the expansion of the industrial business end-market; and (2) a wider variety of products (due to the various acquisitions made since 2006 which brought new businesses to the Group) generating revenue.

Analysis for 2012

The gradual increase in gross profit in the first half of 2012 was primarily attributable to an increase in industrial business related sales and increased sales volume for mobile handset and telecommunications equipment products. As a result of reduced selling price and change in revenue mix, gross profit was decreased in the latter half of 2012.

Potential Impact of the Sale of Certain Subsidiaries to Envision

For the year ended December 31, 2012, 2011 and 2010, the Disposal Group contributed approximately 28%, 33% and 35%, respectively, of our net sales. The impact from the disposal of certain subsidiaries was insignificant in 2012 results but it is expected to impact our operating results significantly from 2013 onwards.

Recently Issued Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet - Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to International Financial Reporting Standards (“IFRS”) 7). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Company, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our Company’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income - Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Company, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. On October 21, 2011 the FASB decided to propose a deferral of the requirement to present reclassifications of other comprehensive income on the face of the income statement and on February 5, 2013, the FASB finalized this requirement for public entities beginning after December 15, 2012. Since the standard impacts presentation and disclosure requirements only, the adoption of this requirement did not have any material impact on our Company’s consolidated results of operations or financial condition.

Liquidity and Capital Resources

Cash Flows and Working capital

Our accounts payable cycle typically averages approximately ten days, whereas our receivables cycle typically averages approximately three to four months. Accordingly, additional working capital, being current assets less current liabilities, is needed to fund this timing difference.

As of December 31, 2012, we had no material commitments for capital expenditures.

As of December 31, 2012, we had approximately RMB324.8 million (USD52.1 million) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, increased operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

As of December 31, 2012, we had working capital of RMB1,465.4 million (USD235.2 million), including RMB324.8 million (USD52.1 million) in cash, as compared with working capital of RMB1,352.3 million including RMB572.4 million in cash as of December 31, 2011.

Operating activities used cash in the amount of RMB240.8 million (USD38.7 million) for the year ended December 31, 2012, compared to cash used of RMB147.1 million for the year ended December 31, 2011. The increase in cash used in operating activities for 2012 was primarily due to increase in purchase of inventory as sales increased in 2012. For the year ended December 31, 2011, operating activities used cash of RMB147.1 million, compared to cash used of RMB22.3 million for the year ended December 31, 2010, was primarily due to an increase in accounts receivables as sales increased in the fourth quarter of 2011 which had not been settled as of year-end.

Investing activities used cash in the amount of RMB90.1 million (USD14.5 million) during 2012, mainly for increase in pledged bank deposit of RMB127.4 million (USD20.4 million) and purchases of property and equipment of RMB8.2 million (USD1.3 million), offset by the proceeds from sale of subsidiaries, net of cash disposed of RMB42.7 million (USD6.9 million). Investing activities used RMB264.4 million during 2011, mainly for increases in pledged bank deposits of RMB113.9 million, payments for the acquisition of subsidiaries, net of cash acquired, of RMB140.4 million and purchases of property and equipment of RMB10.0 million.

Financing activities provided cash in the amount of RMB85.7 million (USD13.8 million) during 2012, primarily attributable to net proceeds from bank borrowings of RMB134.7 million (USD21.6 million), partly offset by purchase of treasury stock of RMB49.2 million (USD7.9 million). Financing activities provided cash of RMB288.3 million during 2011, primarily attributable to net proceeds from bank borrowings of RMB381.8 million, partly offset by purchase of treasury stock of RMB93.5 million.

Distributions by our PRC operating companies to us may be subject to governmental approval and taxation. Any transfer of funds from us to our PRC operating companies, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions. To date, none of our PRC operating companies, including Shenzhen Comtech and Shanghai E&T, have declared or paid dividends to us, and historically, we have not relied on such distributions for our liquidity needs. In addition, we have not declared dividends since the share exchange transaction. Our holding companies have no business operations and therefore the related expenses are relatively low, consisting mainly of legal, accounting and other fees and expenses associated with being a holding company or, in the case of Cogo Group, Inc., a public company. Our major operating companies, Comtech Broadband, Comtech Industrial and Comtech Digital, Hong Kong incorporated companies, and Shenzhen Comtech, Shanghai Comtech, Shanghai E&T and Viewtran, wholly owned foreign enterprises, are legally permitted to declare and pay dividends, enabling them to provide any funds necessary to meet the holding companies’ limited operating expenses, although in the case of a wholly owned foreign enterprise, such dividends would be subject to the conditions described in “Item 3. Key Information – Risk Factors—PRC laws and our corporate structure may restrict our ability to receive dividend payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.” We do not expect restrictions between us and our PRC operating companies to affect our liquidity and capital resources in the near future. For risks associated with the uncertainty in our receipt of the equivalent economic interest in connection with the equity interest in Shenzhen Comtech, see “Item 3. Key Information – Risk Factors—PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.”

Our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Any amount of funds outside of the 50% reserve balance can be distributed as by the relevant PRC subsidiaries, as advances or cash dividends, subject however, to complying with applicable requirements. Such dividend or loans could take a considerable amount of time to implement and to be processed by certain governmental agencies. Any amount of funds outside of the 50% reserve balance can be distributed as by the relevant PRC subsidiaries, as advances or cash dividends, subject however, to complying with applicable requirements. Such dividend or loans could take a considerable amount of time to implement and to be processed by certain governmental agencies.

Our PRC operating subsidiaries are required, where applicable, to allocate an additional 5% to 10% of their net profits to a statutory common welfare fund. These reserves can only be used for specific purposes and are not distributable as dividends. For risks associated with the uncertainty in our receipt of the equivalent economic interest in connection with the equity interest in Shenzhen Comtech or Shanghai E&T, see “Item 3. Key Information – Risk Factors—PRC laws and our corporate structure may restrict our ability to receive dividends and payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.”

Indebtedness

We have entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), Bank of China (Hong Kong) Limited (“BOC”), Guangdong Development Bank Holdings Company Limited (“GDB”), the Hongkong and Shanghai Banking Corporation Limited (“HSBC”) and Citibank N.A. Hong Kong (“CITI”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement as discussed below.

Our banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

Our banking facilities contain various covenants, including our consolidated net borrowing ratio not exceeding 0.25 times and our Company maintaining a tangible net worth of not less than USD160.0 million (equivalent to RMB996.8 million as of December 31, 2012). Other conditions include our Company’s Chief Executive Officer remaining as the single largest beneficial owner of our Company and Chairman of the Board of Directors and actively involving in the management of our Company and our Company remaining as listed in NASDAQ and retaining at least 50% equity interest in these subsidiaries which entered into the banking facilities with the banks. As of December 31, 2012, a non-financial covenant in one of the Group’s banking facilities has not been satisfied due to the disposal of subsidiaries as disclosed in “Item 4. Information on the Company – Sale of Certain Subsidiaries to Envision”. The Group is in the process of finalizing with the relevant bank on a revised banking facility and management believes that this matter will be satisfactorily resolved.

As stipulated in the Envision Agreement and the Service Agreement, after the disposal of certain subsidiaries to Envision on November 15, 2012, guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period through December 31, 2014. As of December 31, 2012 and 2011, the aggregate credit limit of banking facilities granted solely to us amounted to RMB934.5 million (USD150.0 million) and RMB1,431.9 million, respectively. As of December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by us and the Disposal Group (“Joint Banking Facilities”) amounted to RMB595.0 million (USD95.5 million). As of December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Disposal Group, guaranteed by us (“Guaranteed Facilities For the Disposal Group”), amounted to RMB311.5 million (USD50.0 million).

As of December 31, 2012 and 2011, our total outstanding bank borrowings amounted to RMB614.0 million (USD98.6 million) and RMB854.2 million, respectively. Of the amounts outstanding as of December 31, 2012, loan totalling RMB312.8 million (USD50.2 millions) were borrowed under the Joint Banking Facilities and RMB43.6 million (USD7.0 million) were secured by the pledged deposits of the Disposal Group as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of December 31, 2012 was 2.1% (2011: 2.2%).

As of December 31, 2012, the total outstanding bank borrowings of the Disposal Group amounted to RMB443.9 million (USD71.2 million). Of that amount, loans totalling RMB200.9 million (USD32.2 million) were borrowed under the Joint Banking Facilities and loans totalling RMB243.0 million (USD39.0 million) were borrowed under the Guaranteed Facilities For the Disposal Group.

The aggregate amount of funds secured by us as pledged deposits with the respective banks as of December 31, 2012 and 2011 amounted to RMB556.9 million (USD89.4 million), and RMB431.7 million, respectively. Of which, RMB286.7 million (USD46.0 million) and RMB207.9 million (USD33.4 million) were pledged for Joint Banking Facilities and Guaranteed Facilities For the Disposal Group, respectively, as of December 31, 2012. The remaining pledged deposits were pledged for the banking facilities granted solely to us.

The aggregate amount of funds secured by the Disposal Group as pledged deposits with the respective banks as of December 31, 2012 amounted to RMB206.5 million (USD33.1 million), of which RMB124.6 million (USD20.0 million) was pledged for Joint Banking Facilities and RMB81.9 million (USD13.1 million) was pledged for Guaranteed Facilities For the Disposal Group and a facility granted to us as of December 31, 2012.

As of December 31, 2012 and 2011, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreement with BOC) granted solely to us amounted to RMB355.0 million (USD57.0 million) and RMB318.3 million, respectively. As of December 31, 2012, the aggregate amount of unutilized Joint Banking Facilities amounted to RMB81.3 million (USD13.1 million). As of December 31, 2012, the aggregate amount of unutilized Guaranteed Facilities For the Disposal Group amounted to RMB68.5 million (USD11.0 million).

In 2010, we entered into a factoring agreement with BOC in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to us and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.4% of the balance transferred and is included in “interest expense”. For the years ended December 31, 2012 and 2011, we received proceeds from the sale of accounts receivable amounting to RMB677.4 million (USD108.7 million) and RMB660.2 million, respectively.

Some of our customers enter into arrangements with their respective banks for purposes of settling their bills. Under such arrangements, we were entitled to collect the amounts owed directly from the customers’ banks when the invoice becomes due. During the year ended December 31, 2011, we transferred with recourse certain of our bills receivable to banks. Under this discounting arrangement, the bank paid a discounted amount to us and collects the amounts owed from the customers’ banks. For the year ended December 31, 2011, we received proceeds, net of discount, from the sale of bills receivable amounting to RMB51.7 million. We did not discount any bills receivable during the year ended December 31, 2012.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual payment obligations for operating leases and purchase obligations as of December 31, 2012:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of RMB)
Operating lease obligations	5.9	5.2	0.7	—	—
Purchase obligations	678.5	678.5	—	—	—

Total	684.4	683.7	0.7	—	—

Operating lease obligations consist primarily of operating lease agreements for our office facilities, including our head office and research center in Shenzhen. Our leases have remaining terms ranging from 3 to 18 months.

Purchase obligations consist of outstanding purchase orders for components from our suppliers. We do not have any minimum purchase obligations with these suppliers.

Commitment to Complete the Acquisition on Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, we entered into a note subscription and share purchase agreement to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22.0 million; and to subscribe to a convertible note to be issued by Goldshare for RMB20.0 million. The note can be convertible into 2,857,143 new shares of Goldshare at the option of the Company. If we exercises the conversion option of the convertible note, we will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become our subsidiary. We have not completed the acquisition of Goldshare because certain closing conditions, including the condition that required Goldshare to provide detailed monthly operation plan for a twelve-month period to our reasonable satisfaction, had not yet been fulfilled.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare. As of December 31, 2012, we have advanced RMB26.0 million (USD4.2 million) to Goldshare in connection with this acquisition.

Off-Balance Sheet Arrangements

Apart from the factoring of accounts receivable and discounting of bills receivable discussed under “Indebtedness” and operating lease obligations and commitment to acquire Goldshare discussed under “– Contractual Obligations and Commercial Commitments” above we have no outstanding off-balance sheet arrangements, derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Jeffrey Kang	43	Chief Executive Officer and Chairman of the Board
Yi Yuan	52	President
Andy Liu	37	Chief Financial Officer, Treasurer, Secretary and Director
Dr. Q.Y. Ma (1)(2)(3)	56	Director
Dr. George Mao (1)(2)(3)	51	Director
Dr. Nathan Zhang (1)(2)(3)	48	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Governance Committee
(3)	Member of Compensation Committee

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

Andy Liu, Chief Financial Officer, Treasurer, Secretary and Director. Mr. Liu has been Chief Financial Officer, Treasurer, Secretary and a director since September 23, 2012. Mr. Liu joined the Company as an Associate of Group Accounting in 2004. He was promoted several times since joining the Company and was named Vice President of Group Accounting in June 2012. Prior to joining the Company, Mr. Liu was Finance Manager at Shanghai Shengde TCL Electronics from August 2003 to April 2004 and Accounting Supervisor with Shenzhen Universe (Group) Co., Ltd. from December 1999 to August 2003. Mr. Liu was an auditor with Zhong Tian Qin (Shenzhen) Certified Public Accountants from January 1999 to December 1999. Mr. Liu holds a B.S. degree in International Accounting from Tianjin University of Finance and Economics and is a candidate for membership in the ACCA (Association of Chartered Certified Accountants).

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

Compensation of Directors and Executive Officers

For the 2012 fiscal year we paid an aggregate of approximately $687,054 in cash compensation and non-share-based compensation to our three executive officers who remained with us at the end of the year and our former chief financial officer for his services in 2012.

We paid our three independent directors an aggregate of $104,000 in compensation for their services to the board of directors and its committees for the 2012 fiscal year. We paid no compensation to our employee directors for their services to the board. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Retirement Benefits

Social insurance under government mandated defined contribution plans or other similar benefits that have been set aside for our executive officers was $6,784 for the 2012 fiscal year.

Employment Agreements

Jeffrey Kang, Chief Executive Officer. Comtech International (Hong Kong) Limited entered into an employment agreement with Jeffrey Kang, our Chief Executive Officer, in January 2011, which will expire in December 2013. Pursuant to the agreement, Mr. Kang’s annual base compensation is $120,000 in cash and 40,000 ordinary shares. Mr. Kang is eligible to receive a bonus of 80,000 ordinary shares annually if we reach a compound annual growth rate above 20%, and he is eligible to receive an additional bonus of 80,000 ordinary shares if we reach a compound annual growth rate above 30%. Pursuant to the agreement, Mr. Kang will devote all of his working time to his respective duties with us and will not become employed in any competitive business while employed by us or for two years following the termination of his employment with us, and Mr. Kang will not solicit the services of any of our employees for two years after he terminates employment with us. We may terminate Mr. Kang for cause at any time without notice, or without cause upon 12 weeks prior written notice to Mr. Kang.

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

On September 23, 2012, in connection with Andy Liu’s appointment as Chief Financial Officer, the Compensation Committee of the Board of Directors voted to pay Mr. Liu a salary of $60,000 per year for his services to the Company.

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

Currently, there are 66 employees and directors who would be entitled to receive share options and/or restricted shares under the 2009 Plan. Future new hires and additional consultants would be eligible to participate in the 2009 Plan as well. The number of share options and/or restricted shares to be granted to executives and directors cannot be determined at this time as the grant of share options and/or restricted shares is dependent upon various factors such as hiring requirements and job performance.

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

As of December 31, 2012, awards representing 2,458,936 ordinary shares had been granted under the 2009 Plan.

C.	Board Practices

Our board of directors has an audit committee, a nominating and corporate governance committee, and a compensation committee, each established in 2005. Our board of directors has determined that Dr. Q.Y. Ma, Dr. Nathan Zhang and Dr. George Mao, the members of these committees during the 2012 fiscal year, are “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act). Our board of directors has also determined that these persons have no material relationships with us—either directly or as a partner, shareholder or officer of any entity—which could be inconsistent with a finding of their independence as members of our board of directors.

Audit Committee

The audit committee, consisting in 2012 of Dr. Ma, Dr. Zhang and Dr. Mao, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.cogo.com.cn/pdf/cogo_AC_Charter.pdf.  During 2012, the audit committee met 12 times and acted by written consent 5 times. The committee’s responsibilities include the following functions:

•	approve and retain the independent auditors to conduct the annual audit of our books and records;
•	review the proposed scope and results of the audit;
•	review and pre-approve the independent auditors’ audit and non-audited services rendered;
•	approve the audit fees to be paid;
•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;
•	review and approve transactions between us and our directors, officers and affiliates;
•	recognize and prevent prohibited non-audit services; and
•	meet separately and periodically with management and our internal auditor and independent auditors.

Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Ma, Dr. Zhang and Dr. Mao in 2012, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.cogo.com.cn/pdf/cogo_NCGC_Charter.pdf.  The nominating and corporate governance committee acted by written consent 2 times in 2012 and did not otherwise meet during 2012. The committee’s responsibilities include the following functions:

•	making recommendations to the board regarding the size and composition of the board of directors;
•	identifying and recommending to the board nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;
•	establishing procedures for the nomination process;
•	advising the board periodically with respect to corporate governance matters and practices, including periodically reviewing corporate governance guidelines to be adopted by the board of directors; and
•	establishing and administering a periodic assessment procedure relating to the performance of the board of directors as a whole and its individual members.

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Cogo Group, Inc., Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, PRC. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless: (1) there is a vacancy on the board; (2) a director is not standing for re-election; or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

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

Compensation Committee

The compensation committee, consisting of Dr. Ma, Dr. Zhang and Dr. Mao in 2012, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent 2 times in 2012 but did not otherwise meet. Its responsibilities include the following functions:

•	reviewing and recommending policy relating to the compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations;

•	administering our benefit plans and the issuance of share options and other awards under our share plans; and reviewing and establishing appropriate insurance coverage for our directors and executive officers;

•	recommending the type and amount of compensation to be paid or awarded to members of our board of directors, including consulting, retainer, meeting, committee and committee chair fees and share option grants or awards; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-of-control protections and any other compensatory arrangements for our executive officers.

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

	2010	2011	2012
Research and Development	280	370	314
Sales and Marketing	177	168	132
Administrative	103	106	94
Total Full-time Employees	560	644	540

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

We operate a Mandatory Provident Fund Scheme (“the MPF scheme’) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF scheme are held by independent trustees and are separated from those of our assets. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HKD25,000. Contributions to the plan by the employee vest immediately.

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

The following table sets forth, as of April 15, 2013, certain information as to the stock ownership of: (1) each person known by us to own beneficially more than five percent of our ordinary shares; (2) each of our directors; (3) each of our executive officers; and (4) our executive officers and directors as a group. The business address of each shareholder is c/o Cogo Group, Inc., Suite 1001, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, PRC.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	33.31%
Yi Yuan, President	183,333		*
Andy Liu, Chief Financial Officer, Secretary and Director	-		*
Dr. Q.Y. Ma, Director	11,301	(4)	*
Dr. George Mao, Director	5,000		*
Dr. Nathan Zhang, Director	-		*
All executive officers and directors as a group (6 persons)	10,551,201		33.95%

Principal Shareholders
Nan Ji	9,721,524	(3)(5)	31.28%
Comtech Global Investment Ltd.	9,721,524	(3)(5)	31.28%
Chelsun Limited	4,797,405	(6)	15.44%
Ren Investment International Ltd.	2,290,028	(7)	7.37%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of April 15, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 31,076,061 ordinary shares outstanding as of April 15, 2013.

(2)	Consists of: (a) 450,043 ordinary shares underlying options; (b) 180,000 ordinary shares; and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang, who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Includes 5,000 ordinary shares underlying options.

(5)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.

(6)	Based on the Schedule 13G/A jointly filed by Chelsun Limited and Wei Shen on March 12, 2013, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.

(7)	Shi Yang, as sole director, has sole voting and investment power over the shares owned by Ren Investment International Ltd. Shi Yang owns a 43% interest in Ren Investment International Ltd.

As of April 15, 2013, there were 31,076,061 of our ordinary shares outstanding, and we had 248 shareholders of record.

B.	Related Party Transactions

On October 23, 2012, we entered into the Envision Agreement pursuant to which we would sell certain subsidiaries, representing approximately 28% of the Company’s revenues for the for the year ended December 31, 2012, to Envision for a total consideration of USD78 million. The transactions contemplated by the Envision Agreement closed on November 15, 2012 following the restructuring of certain of our subsidiaries in the PRC.

Transactions with Envision

Envision and its subsidiaries (“Envision Group”) are principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the PRC. Subsequent to November 15, 2012, we made sales of goods to and procured from Envision Group in the amount of RMB3.7 million (USD0.6 million) and RMB7.0 million (USD1.1 million), respectively.

Guarantees to banking institutions among our remaining subsidiaries and the Disposal Group will be maintained for a transitional period up to December 31, 2014 in order to maintain better financing terms for both parties. We will charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks to Envision each quarter. In addition, we will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group. Service fees will be charged at pre-determined rates over usage and revenue generated by the Disposal Group as stipulated in the Services Agreement. For the year ended December 31, 2012, we have charged guarantee and service fees to Envision amounting to RMB0.8 million (USD0.1 million) and RMB1.0 million (USD0.2 million), respectively.

Other than as described above, we have not proposed or been a party to any transactions with related persons as described in Item 7B of Form 20-F since the beginning of our last fiscal year.

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

C.	Interests of Experts and Counsel

Not required.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 19.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The following table sets forth, for the calendar quarters indicated and through April 12,2013, the quarterly high and low sale prices for our ordinary shares, as reported on NASDAQ Global Select Market under the symbol “COGO.”

	Shares
	High	Low
Annual Highs and Lows
2008	15.30	2.49
2009	8.47	4.86
2010	9.22	6.01
2011	9.40	1.65
2012	3.13	1.65

2011
First Quarter	9.40	7.54
Second Quarter	8.24	4.93
Third Quarter	5.21	2.13
Fourth Quarter	2.52	1.65

2012
First Quarter	3.13	1.80
Second Quarter	2.77	1.65
Third Quarter	2.16	1.67
Fourth Quarter	2.6	2.06

2013
First Quarter	2.44	1.91

September 2012	2.16	1.78
October 2012	2.58	2.06
November 2012	2.60	2.30
December 2012	2.48	2.18
January 2013	2.44	2.37
February 2013	2.40	2.10
March 2013	2.12	1.91

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

The information required by Item 10.C of Form 20-F is included in the Current Reports on Form 8-K filed by us on January 3, 2011, May 16, 2011, July 20, 2011 and July 21, 2011 and the Current Reports on Form 6-K filed by us on November 11, 2011, March 15, 2012, October 20, 2012 and December 11, 2012, which filings are incorporated herein by reference.

Except for the above and as otherwise described herein, we did not enter into any other material contracts during our fiscal years ended December 31, 2011 or 2012.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.	Taxation

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. As described in “Item 3. Key Information – Risk Factors – There is a risk that we could be treated as a foreign corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability to us” and “Item 5. Operating and Financial Review and Prospects – Taxation – U.S.” this discussion assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes. All references herein to “we” “us” and our” refer to Cogo Group, Inc.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares, as capital assets within the meaning of Section 1221 of the Code, and does not address the alternative minimum tax. In addition, this discussion does not address the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our ordinary shares pursuant to the exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
•	persons whose functional currency is not the U.S. dollar;
•	controlled foreign corporations; or
•	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distributions made (or deemed made) by us on our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such cash distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such ordinary shares. Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “— Taxation on the Disposition of Ordinary Shares” below.

Any cash dividends we pay to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the applicable holding period and other requirements are satisfied. With certain exceptions, if the applicable holding period and other requirements are satisfied, cash dividends we pay to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to U.S. federal income tax at the maximum regular tax rate accorded to long-term capital gains.

If a PRC income tax applies to cash dividends paid to a U.S. Holder on our ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to such dividends, such U.S. Holder may be entitled to certain benefits under the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares disposed of exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain recognized on the disposition of our ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Taxation of Cash Distributions

Any cash distribution we make to a Non-U.S. Holder of our ordinary shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividend paid to a Non-U.S. Holder with respect to our ordinary shares that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN). In satisfying the foregoing withholding obligation with respect to a cash distribution, we may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in our ordinary shares (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such shares, which will be treated as described under “Taxation on the Disposition of Ordinary Shares” below.

Cash dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base the Non-U.S. Holder maintains or maintained in the United States) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to regular U.S. federal income tax net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. If the Non-U.S. Holder is a corporation, such dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Taxation on the Disposition of Ordinary Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale or other disposition of our ordinary shares unless:

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

Unless an applicable tax treaty provides otherwise, gain described in the first and third bullet points above generally will be subject to regular U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. Any gain described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation also may be subject to an additional “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate). Any U.S. source capital gain of a Non-U.S. Holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

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

Payments After 2013

Certain non-U.S. Holders may be subject to a U.S. federal withholding tax at a 30% rate with respect to cash dividends on, and the gross proceeds from the sale or other disposition of, our ordinary shares if certain disclosure requirements related to the U.S. accounts maintained by, or the U.S. ownership of, the Non-U.S. Holder are not satisfied. Non-U.S. Holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our ordinary shares.

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

In addition, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to distributions made on our ordinary shares to, and the proceeds from sales and other dispositions of such shares by, a U.S. Holder (other than an exempt recipient) who:

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

SAFE under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), as amended, or the “Rules.” Under the Rules, once various procedural requirements are met, Renminbi is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the SAFE of the PRC, or its local counterparts.

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

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of U.S. dollars. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of December 31, 2012 and 2011, we have cash denominated in U.S. dollars amounting to RMB450.4 million (USD72.3 million) and RMB469.5 million, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

We recognized a foreign currency translation adjustment of approximately RMB103,000 (USD17,000) for the year ended December 31, 2012. We do not currently engage in hedging activities, as such, we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Interest Rate Risk

We are exposed to interest rate risk arising from short-term variable rate borrowings from time to time. Our future interest expense will fluctuate in line with any change in our borrowing rates. We do not have any derivative financial instruments and believe our exposure to interest rate risk and other relevant market risks is not material. Our bank borrowings amounted to RMB614.0 million (USD98.6 million) as of December 31, 2012. Based on the variable nature of the underlying interest rate, the bank borrowings approximated fair value at that date.

If there was a hypothetical 1% change in interest rates, the net impact to earnings and cash flows would be approximately RMB6 million (USD1.0 million). The potential change in cash flows and earning is calculated based on the change in the net interest expense over a one year period due to an immediate 1% change in price.

Inflation

In recent years, the PRC has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 4, 2011, Cogo Group, Inc., then a Maryland corporation, merged with and into its indirect wholly owned subsidiary, Cogo Group, Inc., a Cayman Islands company (then known as Cogo Group Cayman, Inc.), resulting in the redomestication of Cogo Group, Inc. to the Cayman Islands. At the time of the merger, each outstanding share of common stock of Cogo Maryland converted automatically into one ordinary share of the Cayman Islands entity. Accordingly, our ordinary shares became governed by our memorandum and articles of association and the laws of the Cayman Islands. The rights and duties attaching to each share remained substantially equivalent. For a detailed comparison of the laws of Maryland and the laws of the Cayman Islands, as well as a comparison of stockholder rights in each such jurisdiction, you may refer to the section titled “Comparison of Stockholder Rights” in our Registration Statement on Form F-4 initially filed with the SEC on May 2, 2011 (File No.: 333-173844), which section is incorporated herein by reference.

On May 16, 2012, in connection with the implementation of our share repurchase program of up to 10 million of ours outstanding ordinary shares, we amended our articles of association to revise Article 13(b) to remove the requirement to obtain shareholder approval to make repurchases of our outstanding shares. The removal of this requirement brings our articles of association in line with many other U.S. public companies, which, generally, are not required to seek shareholder approval to effect a repurchase of outstanding shares, and gives the board of directors the discretion to determine the manner and terms of any repurchase of shares when the board determines that it is in our best interests and the best interests of our shareholders to do so.

There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective as of December 31, 2012.

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

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Cogo Group, Inc. and its subsidiaries. Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes policies and procedures that: (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of Cogo’s internal control over financial reporting as of December 31, 2012. In its evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and the criteria described above, management has concluded that, our internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.	CODE OF ETHICS

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

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2012 and 2011.

	Years ended December 31,
	2012		2011
	Amount (in millions)
Audit fees (1)	RMB	4.1	RMB	3.8
Audit related fees (2)		—		0.7
Tax fees		—		—
All other fees (3)		0.1		—
Total	RMB	4.2	RMB	4.5

(1)	Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2012 and December 31, 2011, respectively.

(2)	Audit-related fees consist of services by KPMG that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees.

(3)	All other fees means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “All other fees” involve principally the provision of professional services for the assistance to our reply to SEC comment letter.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2012 and 2011, 100% of all audit, audit-related, tax and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.  .

Audit of Financial Statements

During fiscal 2011 and 2012, KPMG was our principal auditor and no work was performed by persons outside of this firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Pursuant to our approved stock purchase program, we made the following purchases of our equity securities in 2012:

	Issuer Purchase of Equity Securities
	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Plans or Program
Period
September 1 through September 30, 2012	38,935	$2.0898	38,935	9,961,065
October 1 through October 31, 2012	239,617	$2.2581	239,617	9,721,448
November 1 through November 30, 2012	134,113	$2.4777	134,113	9,587,335
December 1 through December 31, 2012	3,151,151	$2.1794	3,151,151	6,436,184
Total	3,563,816	$2.1949	3,563,816	6,436,184

(1) On September 23, 2012, we announced that we would begin executing a 10 million-share repurchase program on the open market. Such repurchase program was approved our board of directors on March 14, 2012 and by our shareholders in May 2012.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the Nasdaq Stock Market, LLC. We did not make use of any exemptions from the corporate governance standards set forth in the Nasdaq Listing Rules.

PART III.

ITEM 19.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 20.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 21.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of Cogo Group, Inc. (Incorporated by reference to Annex A of the proxy statement/prospectus filed with the Commission on June 9, 2011)
1.2	Amended and Restated Articles of Association of Cogo Group, Inc. (Incorporated by reference to Annex I of Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on April 23, 2012)
1.3	Certificate of Incorporation on Change of Name, dated July 25, 2011*
1.4	Certificate of Merger, dated August 3, 2011*
2.1	Specimen Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 of the registration statement on Form F-4 filed with the Commission on May 27, 2011)
4.1	Plan of Merger (Incorporated by reference to Annex C of the proxy statement/prospectus filed with the Securities and Exchange Commission on June 9, 2011)
4.2	Shareholders Agreement, dated July 23, 2004 (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Commission on July 22, 2004)
4.3	Facility Letter by and between Bank of China and Comtech Broadband Corporation Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Hong Kong JJT Limited, dated March 19, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.4	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.5	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.6	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 23, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.7	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 28, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)

Exhibit No.	Description
4.8	General Terms and Conditions for Banking Facilities (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.9	General Banking Facility Letter dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.10	General Terms and Conditions for General Banking Facilities and Loan Facilities dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.11	Cross Guarantee (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.12	Confirmation Letter dated July 15, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.13	Confirmation Letter of Standard Chartered Bank (Hong Kong) Limited, dated July 6, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.14	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.15	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.16	Facility Letter by and between Comtech International (Hong Kong) Limited and Hong Kong Branch of China Merchants Bank, dated October 8, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.17	Form of General Commercial Agreement (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.18	Form of Credit Amount Contract by and between Comtech International (Hong Kong) Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.19	Form of Credit Amount Contract by and between Comtech Broadband Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.20	Form of Credit Facility Agreement by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.21	Form of Maximum Amount Rights Pledge Contract by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.22	Form of Maximum Amount Rights Pledge Contract by and between Comtech Software Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.23	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.24	Credit Facility Agreement with Standard Chartered Bank (Hong Kong) Limited dated February 11, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.25	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the Credit Facility as of May 11, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)

Exhibit No.	Description
4.26	Credit Facility Agreement by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.27	Credit Facility Agreement by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.28	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.29	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.30	Maximum Guarantee Contract by and between Guangdong Development Bank and Comtech Software Technology (Shenzhen) Co. Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.31	Credit Facility Agreement with HSBC dated May 18, 2011 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 1, 2011)
4.32	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 11, 2011)
4.33	Land Use Rights Agreement dated August 18, 2011 (Incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.34	Employment Agreement of Jeffrey Kang dated as of January 2011 (Incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.35	Employment Agreement of Yi Yuan dated as of March 2011 (Incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.36	Employment Agreement of Frank Zheng dated as of January 2011 (Incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.37	Amendment, dated December 19, 2011, to Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, effective March 2, 2012, as further amended March 6, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.38	Cross Guaranty of Comtech Broadband Corporation Limited and Comtech International (Hong Kong) Limited (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.39	Confirmation Letter of Bank of China (Hong Kong) Limited, dated March 2, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.40	Sale and Purchase Agreement dated October 23, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 31, 2012)
4.41	Services Agreement dated November 14, 2012, by and between Cogo Group, Inc. and Envision Global Group.*
4.42	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of December 4, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on December 11, 2012)
4.43	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated July 14, 2005, among Huimo Chen, Nan Ji and Comtech (China) Holding Ltd.*
4.44	Deed Concerning Shares of Shanghai E & T System Company Limited, dated December 12, 2006, among Honghui Li and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2007)
4.45	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated December 12, 2006, among Jeffrey (Jingwei) Kang, Honghui Li and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2007)

Exhibit No.	Description
4.46	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated November 14, 2012, among Honghui Li, Reliable Group Limited and Comtech (China) Holding Ltd.*
4.47	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated November 14, 2012, among Huimo Chen, Reliable Group Limited and Nan Ji*
4.48	Deed Concerning Shares of Shanghai Comtech Electronic Technology Company Ltd, dated November 14, 2012, among Comtech (China) Holding Ltd. and MDC Tech Inc. Limited*
4.49	Cogo Group, Inc. 2009 Omnibus Securities and Incentive Plan (Incorporated by reference to Exhibit A of our proxy statement filed with the Commission on November 24, 2009)
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to our Form 10-K for the year ended December 31, 2004 filed on March 31, 2005)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended*
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of KPMG, an independent registered public accounting firm*
101.1	The following financial information from Cogo Group’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2011, (ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2012, 2011 and 2010, (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010, and (iv) Notes to Consolidated Financial Statements*

*Filed Herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COGO GROUP, INC.

April 30, 2013	By:	/s/ Jeffrey Kang
Name: Jeffrey Kang
Title: Chief Executive Officer (Principal Executive Officer)

April 30, 2013	By:	/s/ Andy Liu
Name: Andy Liu
Title: Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Cogo Group, Inc.:

We have audited the accompanying consolidated balance sheets of Cogo Group, Inc. (the “Company”) and subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cogo Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

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

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China
April 30, 2013

COGO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2012	2012	2011
		USD	RMB	RMB
ASSETS
Current assets:
Cash		52,140	324,839	572,364
Pledged bank deposits	9	89,395	556,941	431,695
Accounts receivable, net	3	113,155	704,968	941,798
Bills receivable	4	4,486	27,945	39,889
Amount due from related party	18	5,737	35,743	—
Inventories	5	82,883	516,372	327,482
Income taxes receivable		337	2,098	1,932
Prepaid expenses and other receivables		9,032	56,266	51,507

Total current assets		357,165	2,225,172	2,366,667

Property and equipment, net	6	2,811	17,515	17,891
Intangible assets, net	8	20,675	128,810	154,105
Other assets		42	261	21,325

TOTAL ASSETS		380,693	2,371,758	2,559,988

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable		16,513	102,878	121,538
Bank borrowings	9	98,561	614,045	854,234
Income taxes payable		1,148	7,155	16,046
Accrued expenses and other liabilities	11	5,735	35,734	22,593

Total current liabilities		121,957	759,812	1,014,411
Deferred tax liabilities	10	3,412	21,254	25,427

Total liabilities		125,369	781,066	1,039,838
Equity:
Common stock
Par value: USD0.01
Authorized: 200,000,000 shares
Issued: 43,423,556 shares in 2012 and 42,309,285 shares in 2011
Outstanding: 31,110,922 shares in 2012 and 33,560,467 shares in 2011		547	3,409	3,340
Additional paid in capital		232,484	1,448,396	1,382,521
Retained earnings		93,797	584,364	560,234
Accumulated other comprehensive loss		(19,665)	(122,513)	(128,254)
		307,163	1,913,656	1,817,841
Less cost of common stock in treasury, 12,312,634 shares in 2012 and 8,748,818 shares in 2011		(59,263)	(369,217)	(320,025)

Total Cogo Group, Inc. equity		247,900	1,544,439	1,497,816
Noncontrolling interests		7,424	46,253	22,334

Total equity		255,324	1,590,692	1,520,150

Commitments and contingencies	16	—	—	—

TOTAL LIABILITIES AND EQUITY		380,693	2,371,758	2,559,988

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(in thousands, except share data)

		Year ended December 31,
	Note	2012	2012	2011	2010
		USD	RMB	RMB	RMB
Net revenue
Product sales	14	785,003	4,890,649	3,554,401	2,554,991
Service revenue	14	—	—	—	34,527

		785,003	4,890,649	3,554,401	2,589,518
Cost of sales
Cost of goods sold		(733,036)	(4,566,886)	(3,157,009)	(2,194,901)
Cost of services		—	—	—	(27,971)
		(733,036)	(4,566,886)	(3,157,009)	(2,222,872)
Gross profit		51,967	323,763	397,392	366,646
Selling, general and administrative expenses		(25,421)	(158,377)	(188,083)	(191,855)
Research and development expenses		(16,457)	(102,531)	(101,639)	(77,888)
Provision for doubtful accounts	3	—	—	(2,325)	(2)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	7 (c)	—	—	—	43,676
Impairment loss of goodwill	8	—	—	(236,945)	(21,422)
Other operating income / (loss), net		569	3,546	(842)	463
Income / (loss) from operations		10,658	66,401	(132,442)	119,618
Gain on disposal of subsidiaries	7 (a)	90	558	—	—
Interest expense		(4,186)	(26,081)	(20,152)	(9,407)
Interest income		2,194	13,668	14,928	14,693
Earnings / (loss) before income taxes		8,756	54,546	(137,666)	124,904
Income tax expense	10	(937)	(5,839)	(11,553)	(11,849)
Net income / (loss)		7,819	48,707	(149,219)	113,055
Less net income attributable to noncontrolling interests		(3,945)	(24,577)	(7,386)	(680)
Net income / (loss) attributable to Cogo Group, Inc.		3,874	24,130	(156,605)	112,375
Earnings / (loss) per share attributable to Cogo Group, Inc.
Basic:	13	0.11	0.66	(4.22)	3.01
Diluted:	13	0.11	0.66	(4.22)	2.94

Weighted average number of common shares outstanding
- Basic	13		36,355,124	37,094,995	37,275,427
- Diluted	13		36,488,041	37,094,995	38,188,814
Comprehensive income / (loss):
Net income / (loss)		7,819	48,707	(149,219)	113,055
Other comprehensive income / (loss), net of nil tax
Foreign currency translation adjustments		(128)	(798)	(11,159)	(10,486)
Less reclassification adjustment upon disposal of subsidiaries		905	5,638	—	—
Other comprehensive income / (loss)		777	4,840	(11,159)	(10,486)
Comprehensive income / (loss)		8,596	53,547	(160,378)	102,569
Less comprehensive income, net of nil tax, attributable to noncontrolling interests		(3,800)	(23,676)	(7,002)	(289)
Comprehensive income / (loss) attributable to Cogo Group, Inc.		4,796	29,871	(167,380)	102,280

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Cogo Group, Inc. Stockholders
	Common Stock		Additional paid in	Retained	Accumulated other comprehensive	Treasury	Non controlling	Total
	No. of Shares Outstanding	RMB	capital RMB	earnings RMB	loss RMB	stock RMB	interests RMB	equity RMB
Balance as of January 1, 2010	35,770,025	3,258	1,221,538	604,464	(107,384)	(178,309)	8,455	1,552,022
Net income	—	—	—	112,375	—	—	680	113,055
Other comprehensive loss	—	—	—	—	(10,095)	—	(391)	(10,486)
Issuance of common stock pursuant to share-based compensation	1,102,193	74	(74)	—	—	—	—	—
Share-based compensation	—	—	69,250	—	—	—		69,250
Decrease in ownership interest of Comtech Broadband (note12(e))	—	—	16,472	—	—	—	15,208	31,680
Purchase of the remaining noncontrolling interests of Long Rise (note7(c))	—	—	8,620	—	—	—	(8,620)	—
Purchase of treasury stock	(1,023,454)	—	—	—	—	(48,186)	—	(48,186)

Balance as of December 31, 2010	35,848,764	3,332	1,315,806	716,839	(117,479)	(226,495)	15,332	1,707,335
Net income / (loss)	—	—	—	(156,605)	—	—	7,386	(149,219)
Other comprehensive loss	—	—	—	—	(10,775)	—	(384)	(11,159)
Issuance of common stock pursuant to share-based compensation	1,127,756	8	(8)	—	—	—	—	—
Share-based compensation	—	—	66,723	—	—	—	—	66,723
Purchase of treasury stock	(3,416,053)	—	—	—	—	(93,530)	—	(93,530)

Balance as of December 31, 2011	33,560,467	3,340	1,382,521	560,234	(128,254)	(320,025)	22,334	1,520,150
Net income	—	—	—	24,130	—	—	24,577	48,707
Other comprehensive income	—	—	—	—	5,741	—	(901)	4,840
Issuance of common stock pursuant to share-based compensation	1,114,271	69	(69)	—	—	—	—	—
Share-based compensation	—	—	65,944	—	—	—	—	65,944
Purchase of treasury stock	(3,563,816)	—	—	—	—	(49,192)	—	(49,192)
Capital contribution to a subsidiary by noncontrolling interests	—	—	—	—	—	—	243	243

Balance as of December 31, 2012	31,110,922	3,409	1,448,396	584,364	(122,513)	(369,217)	46,253	1,590,692
Balance as of December 31, 2012 (in USD)		547	232,484	93,797	(19,665)	(59,263)	7,424	255,324

See accompanying notes to consolidated financial statements.

COGO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Cash flows from operating activities:
Net income / (loss)	7,819	48,707	(149,219)	113,055
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation expense	929	5,789	6,179	6,144
Amortization of intangible assets	4,060	25,295	28,631	21,803
Amortization of land use rights	47	293	—	—
Impairment loss of goodwill	—	—	236,945	21,422
Deferred income taxes	(670)	(4,173)	(4,723)	(5,331)
(Gain) / loss on disposal of property and equipment	(285)	(1,773)	205	442
Gain on disposal of subsidiaries	(90)	(558)	—	—
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment (note 7(c))	—	—	—	(43,676)
Provision for doubtful accounts	—	—	2,325	2
Share-based compensation	10,585	65,944	66,723	100,930
Changes in operating assets and liabilities, net of effects of acquisitions and disposal of subsidiaries:
Accounts receivable, net	11,329	70,582	(282,935)	(77,065)
Bills receivable	(4,260)	(26,539)	(8,888)	(13,409)
Inventories	(56,387)	(351,297)	(84,331)	(109,267)
Prepaid expenses and other receivables	(2,184)	(13,608)	(22,629)	(22,706)
Income taxes receivable	(30)	(184)	450	(1,296)
Accounts payable	5,617	34,994	57,972	(15,919)
Amount due from related party	(15,604)	(97,215)	—	—
Income taxes payable	(1,239)	(7,721)	102	4,385
Accrued expenses and other liabilities	1,710	10,653	6,067	(1,772)
Net cash used in operating activities	(38,653)	(240,811)	(147,126)	(22,258)
Cash flows from investing activities:
Increase in pledged bank deposits	(20,446)	(127,383)	(113,898)	(220,359)
Payments for acquisitions of subsidiaries, net of cash acquired	—	—	(140,419)	(65,281)
Proceeds from disposal of subsidiaries, net of cash disposed of	6,860	42,737	—	—
Purchases of property and equipment	(1,311)	(8,164)	(10,035)	(6,895)
Proceeds from disposal of property and equipment	434	2,706	—	—
Net cash used in investing activities	(14,463)	(90,104)	(264,352)	(292,535)
Cash flows from financing activities:
Purchase of treasury stock	(7,896)	(49,192)	(93,530)	(48,186)
Net proceeds from bank borrowings	21,614	134,658	381,816	400,469
Capital contribution to a subsidiary by non-controlling interests	39	243	—	—
Net cash provided by financing activities	13,757	85,709	288,286	352,283
Effect of exchange rate changes on cash	(372)	(2,319)	(4,094)	(5,160)

Net increase / (decrease) in cash	(39,731)	(247,525)	(127,286)	32,330
Cash at beginning of the year	91,871	572,364	699,650	667,320

Cash at end of the year	52,140	324,839	572,364	699,650
Supplementary cash flow information:
Interest paid	4,293	26,743	20,152	9,407
Income taxes paid	2,876	17,917	15,724	14,079
Non-cash investing activities:
Gain on settlement relating to the acquisition of Long Rise before goodwill impairment (note 7(c))	—	—	—	(54,178)

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

As of December 31, 2012 and 2011, the subsidiaries which principally affect the results of operations and financial condition of the Company are as follows:

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2012	2011
Comtech Broadband Technology (Shenzhen) Co., Ltd. (Formerly known as “Comloca Technology (Shenzhen) Company Limited”) (“Comtech Broadband SZ”)	PRC	100%	100%	Sales of electronics components and related products

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	70%	70%	Sales of electronics components and related products

Comtech Communication Technology (Shenzhen) Company Limited (“Comtech Communication”)	PRC	0%	100%	Sales of electronics components and related products (note a)

Comtech International (Hong Kong) Limited (“Comtech Hong Kong”)	Hong Kong	0%	100%	Sales of electronics components and related products (note a)

Comtech Software Technology (Shenzhen) Company Limited (“Comtech Software”)	PRC	0%	100%	Sales of electronics components and related products and research and development of software products (note a)

Epcot Multimedia Technology (SZ) Co. Ltd. (“Epcot”)	PRC	0%	100%	Provision of media communication and collaboration platforms and solutions (note a)

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	100%	100%	Sales of electronics components and related products (note b)

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity

Shanghai Comtech Electronic Technology Company Limited (“Shanghai Comtech”)	PRC	100%	100%	Sales of electronics components and related products (note a)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	100%	100%	Sales of electronics components and related products (note c)

Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	100%	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	60%	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products

Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	100%	100%	Sales and development of industrial applications, microcontrollers and complementary products

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

Note a	On October 23, 2012, the Company entered into a Sale and Purchase Agreement (the “Envision Agreement”) with Envision Global Group (“Envision”), an entity owned by Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company sold certain subsidiaries (the “Disposal Group”), including Comtech Communication, Comtech Hong Kong, Comtech Software and Epcot, to Envision for a total consideration of USD78,000. The transactions contemplated by the Envision Agreement closed on November 15, 2012 (“Date of Sale”) and the entire purchase price was fully received in 2012. See note 7(a).

In connection with the disposal, as Shanghai Comtech does not form part of the Disposal Group but its 100% equity interest is held by one of entities in the Disposal Group, the Company, through its wholly-owned subsidiary, entered into legal arrangements with the Disposal Group pursuant to which the Disposal Group agrees to hold the equity interest in Shanghai Comtech on behalf of the Company’s wholly-owned subsidiary, and waive its full rights and risks of ownership of the equity interests in favour of the Company’s wholly-owned subsidiary. Accordingly, the Company retains its control over Shanghai Comtech through such legal arrangements.

Note b	The Company exercises its control over Shenzhen Comtech through legal arrangements between Shenzhen Comtech’s legal shareholders (“Legal Shareholders”) and a wholly-owned subsidiary of the Company. The Legal Shareholders of Shenzhen Comtech are Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group, who hold 1% and 99% equity interest in Shenzhen Comtech respectively. The Legal Shareholders agree to hold the equity interest in Shenzhen Comtech on behalf of the Company’s wholly-owned subsidiary, and waive their full rights and risks of ownership of the equity interests in favor of the Company’s wholly-owned subsidiary.

Note c	Prior to January 1, 2012, the legal shareholders of Shanghai E&T were Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and was bound by legal arrangements, similar to those as described in note (b), with the Company’s wholly-owned subsidiary relating to his holding of 5% equity interest in Shanghai E&T and agreed to hold on behalf of the Company’s wholly-owned subsidiary waiving his full rights and risks of ownership of the equity interests in favor of the Company’s wholly-owned subsidiary.

On January 1, 2012, the Company instructed Shenzhen Comtech and Honghui Li to transfer 76% and 5% of their respective equity interest in Shanghai E&T to Shanghai Comtech. After the transfer, the legal shareholders of Shanghai E&T are Shenzhen Comtech (19%) and Shanghai Comtech (81%), subsidiaries which the Company exercises its controls through legal arrangements (see notes (a) and (b)).

In accordance with the legal arrangements as described above, the Company has exclusive authority over all decision making related to the ongoing, major, or central operations of Shenzhen Comtech and Shanghai Comtech (collectively, the “Subsidiaries held under Deeds”). The relevant rights on decision making are forfeited by the legal shareholders under the legal arrangements. The Company also has exclusive authority over all decision making related to the total sharing of profit or loss of the Subsidiaries held under Deeds as well as the ability to establish and implement policy for dissolving them. In addition, the Company has the rights to sell or transfer the shareholding of the Subsidiaries held under Deeds. These rights are forfeited by the legal shareholders under the legal arrangements. The Company has significant financial interests in the Subsidiaries held under Deeds that provide the Company with the right to receive income, both as ongoing revenue and as proceeds from the sale of its interests in the Subsidiaries held under Deeds, in an amount that fluctuates based on the performance of the operations of the Subsidiaries held under Deeds and the change in the fair value thereof. Based on the above, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), the Company has effective ownership and control over the Subsidiaries held under Deeds and that the financial position and results of operations of the Subsidiaries held under Deeds are consolidated into the Company’s consolidated financial statements.

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

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

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

(c)	Foreign Currency Transactions and Translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company is the U.S. dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC and Hong Kong is the RMB and Hong Kong dollar (“HKD”), respectively. Prior to cessation of Cogo Maryland, the functional currency of Cogo Maryland was USD. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at each balance sheet date. The net foreign currency exchange loss amounted to RMB2,960 (USD475), RMB3,352 and RMB2,954 for the years ended December 31, 2012, 2011 and 2010, respectively, are included in ‘Selling, general and administrative expenses’ in the consolidated statements of comprehensive income / (loss).

Gains and losses resulting from translation of the financial statements of the Company and the Company’s subsidiaries in Hong Kong into the RMB reporting currency are recorded as a separate component of accumulated other comprehensive loss within equity.

For the convenience of the readers, the December 31, 2012 RMB amounts, included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.0000 = RMB6.2301, representing the rate quoted by the Federal Reserve Bank of New York at the close of business on December 31, 2012. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any particular rate or at all.

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

Apart from those disclosed in note 3, the Group does not have any off balance-sheet credit exposure related to its customers.

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

Property and Equipment and Intangible Assets

Property and equipment is stated at cost less depreciation and if applicable, impairment. Depreciation is calculated on a straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Property	20 years
Furniture and office equipment	1 to 5 years
Machinery	5 years
Motor vehicles	5 years

Intangible assets that are subject to amortization are amortized over their respective estimated useful lives as follows:

Customer relationships	5 to 12 years
Supplier relationships	11.5 years
Proprietary technology	3 to 6.5 years
Proprietary designs	3 years
Website and software assets	3 to 5 years
Non-compete agreements	1 to 6 years
License agreements	2 years
Order backlog	1 month

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

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under the first step, the fair value of a reporting unit was compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeded its carrying value, step two did not need to be performed. However, if the fair value of the reporting unit was less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Group must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. Fair value of each of the Group’s reporting units was determined using a combination of the market and income approaches. For the years ended December 31, 2011 and 2010, impairment loss amounted to RMB236,945 and RMB21,422, respectively. For the year ended December 31, 2012, no impairment loss was recognized as goodwill was fully impaired as of December 31, 2011. See note 8.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of comprehensive income / (loss) in the period that includes the enactment date or date of change in tax rate. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax expense in the consolidated statements of comprehensive income / (loss).

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

Research and development and advertising costs are expensed as incurred. Research and development costs amounted to RMB102,531 (USD16,457), RMB101,639 and RMB77,888 for the years ended December 31, 2012, 2011 and 2010, respectively. Advertising costs amounted to RMB276 (USD44), RMB334 and RMB157 for the years ended December 31, 2012, 2011 and 2010, respectively.

(k)	Shipping and Handling Fees and Costs

Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in “selling, general and administrative expenses”. Shipping and handling fees and costs amounted to RMB9,696 (USD1,556), RMB12,432 and RMB9,798 for the years ended December 31, 2012, 2011 and 2010, respectively.

(l)	Share-based Compensation

The Group applies ASC 718, Compensation- Stock Compensation to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance and service conditions, the compensation expense is based on the grant-date fair value of the award, the number of shares ultimately expected to vest and the vesting period. The Group assesses the probability of achieving certain performance conditions at balance sheet date. Based on the assessment of this probability, which requires subjective judgment, the Group records compensation expense before the performance conditions are actually fully achieved, which may then be reversed in future periods if the Group determines that it is no longer probable that the performance conditions will be achieved.

Share-based compensation expense amounted to RMB65,944 (USD10,585), RMB66,723 and RMB100,930 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

(n)	Financial guarantees issued, Commitments and Contingencies

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the Group recognizes in its consolidated balance sheet a liability for that guarantee. When consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Group’s policies applicable to that category of asset. The liability that the Group initially recognized is released over the term of the guarantee by a systematic and rational amortization method.

(ii)	Other commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(o)	Recently Issued Accounting Pronouncements

Accounting Standards Update (“ASU”) 2011-11, an update to ASC 210, Balance sheet

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-11, an update to ASC 210, Balance Sheet - Disclosures about Offsetting Assets and Liabilities. The FASB issued this ASU in conjunction with the International Accounting Standards Board’s (“IASB”) issuance of amendments to Disclosures – Offsetting Financial Assets and Financial Liabilities (Amendments to International Financial Reporting Standards (“IFRS”) 7). ASU 2011-11 requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS while retaining the existing offsetting models under U.S. GAAP and IFRS. For the Company, ASU 2010-11 is effective for annual periods beginning January 1, 2013 and interim periods within those annual periods. Retrospective application is required. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

ASU 2011-05, an update to ASC 220, Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, an update to ASC 220, Comprehensive Income - Presentation of Comprehensive Income. ASU 2011-05 increases the prominence of other comprehensive income in financial statements. ASU 2011-05 permits entity to present the components of net income and comprehensive income in either one or two consecutive financial statements and eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. For the Company, ASU 2011-05 is effective for fiscal years, and interim periods within those years beginning after December 15, 2011. Retrospective application is required and early adoption is permitted. On October 21, 2011 the FASB decided to propose a deferral of the requirement to present reclassifications of other comprehensive income on the face of the income statement and on February 5, 2013, the FASB finalized this requirement for public entities beginning after December 15, 2012. Since the standard impacts presentation and disclosure requirements only, the adoption of this guidance did not have any material impact on the Company’s consolidated results of operations or financial condition.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	2012	2012	2011
	USD	RMB	RMB
Accounts receivable	117,469	731,839	1,017,415
Less: allowance for doubtful accounts	(4,314)	(26,871)	(75,617)
Current assets:	113,155	704,968	941,798

An analysis of the allowance for doubtful accounts is as follows:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Balance at the beginning of year	12,138	75,617	73,292	73,306
Additional allowance for doubtful accounts	—	—	3,000	2
Write-off of accounts receivable against the allowance for doubtful accounts	—	—	—	(16)
Write back on allowance for doubtful accounts	—	—	(675)	—
Disposal of subsidiaries	(7,824)	(48,746)	—	—
Balance at the end of year	4,314	26,871	75,617	73,292

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

In 2010, the Group entered into a factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) (see note 9) in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to the Group and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.4% of the balance transferred and are included in “interest expense”. The Group records the transfers of accounts receivable pursuant to the factoring agreement as sales when it is considered to have surrendered control of such receivables under the provisions of ASC 860, Transfers and Servicing. As of December 31, 2012 and 2011, the Group has not accrued a recourse liability since the estimated fair value of the recourse obligation was immaterial.

For the years ended December 31, 2012, 2011 and 2010, the Group received proceeds from the sale of accounts receivable amounting to RMB677,397 (USD108,730), RMB660,230 and RMB455,437, respectively. In addition, the Group recorded interest expense amounting to RMB6,323 (USD1,015), RMB4,720 and RMB1,852 in respect of the accounts receivable factored for the years ended December 31, 2012, 2011 and 2010. As of December 31, 2012, 2011 and 2010, outstanding accounts receivable factored with banks for which the Group has retained a recourse obligation amounted to RMB278,252 (USD44,663), RMB259,309 and RMB188,042, respectively.

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

During the years ended December 31, 2011 and 2010, the Group transferred with recourse certain of its bills receivable to banks. Under this discounting arrangement, the bank paid a discounted amount to the Group and collected the amounts owed from the customers’ banks.

For the years ended December 31, 2011 and 2010, the Group received proceeds, net of discount, from the sale of bills receivable amounting to RMB51,737 and RMB22,911, respectively. In addition, the Group recorded discounts amounting to RMB1,187 and RMB210, respectively, in respect of the bills receivable sold for the years ended December 31, 2011 and 2010. The Group did not discount any bills receivable during the year ended December 31, 2012.

For bills receivable sold to banks that the Group has surrendered control, the Group derecognized the discounted bills receivable pursuant to the provisions of ASC 860. As of December 31, 2012, the Group has no derecognized discounted bills receivable in accordance with ASC 860. As of December 31, 2011 and 2010, the Group has derecognized discounted bills receivable amounting to RMB12,162 and RMB2,158, respectively, in accordance with ASC 860.

5.	INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of inventories comprises direct materials.

Inventories by major categories are as follows:

	2012	2012	2011
	USD	RMB	RMB
Raw materials	—	—	733
Finished goods	82,883	516,372	326,749
Total	82,883	516,372	327,482

Inventories amounting to RMB1,570 (USD252), RMB63 and RMB9,600 were written off during the years ended December 31, 2012, 2011 and 2010, respectively.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost less depreciation and if applicable, impairment.

Property and equipment consists of the following:

	2012	2012	2011
	USD	RMB	RMB
Property	4	23	1,671
Machinery	227	1,416	3,780
Furniture and office equipment	4,309	26,845	33,874
Motor vehicles	722	4,499	12,649
Total	5,262	32,783	51,974
Less: accumulated depreciation	(2,451)	(15,268)	(34,083)
Property and equipment, net	2,811	17,515	17,891

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Cost of sales	11	72	41	36
Selling, general and administrative expenses	691	4,303	4,697	4,418
Research and development expenses	227	1,414	1,441	1,690
Total	929	5,789	6,179	6,144

7.	ACQUISITIONS AND DISPOSALS

(a)	Disposal of subsidiaries to Envision

On October 23, 2012, the Company entered into the Envision Agreement with Envision pursuant to which the Company sold the Disposal Group to Envision for a total consideration of USD78,000 (equivalent to RMB486,502 as of the Date of Sale). The purchase price was fully received by the Company in 2012. The transactions contemplated by the Envision Agreement closed on November 15, 2012.

Pursuant to the terms of the Envision Agreement and the Services Agreement dated November 14, 2012, guarantees to banking institutions among the Company’s remaining subsidiaries and the Disposal Group will be maintained for a transitional period up to December 31, 2014 in order to maintain better financing terms for both parties and guarantees for certain suppliers and customers of the Disposal Group subject to a maximum cap of USD60,000 will be given by the Group. Guarantee fee amounting to USD250, as determined with reference to the guarantee fee chargeable by banks, will be charged to Envision for each quarter. The Group will also provide supportive and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Disposal Group. Service fee will be charged at pre-determined rates over usage and revenue generated by the Disposal Group as stipulated in the Services Agreement. For the year ended December 31, 2012, the Group has charged guarantee fee and service fee to Envision amounting to RMB779 (USD125) and RMB976 (USD157), respectively. As of December 31, 2012, the Group considered it is not probable that a claim will be made against the Group under the guarantee. Thus, no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

The Envision Agreement also contains a non-competition clause, pursuant to which the Company and Envision agreed not to compete with each other’s business for a period of two years from closing. Additionally, the Company and Envision agreed to make reasonable efforts to maintain the operations of Envision and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries. As the Group will generate significant continuing cash flows from the continuation of activities with the Disposal Group, the Disposal Group has not been reported separately as a discontinued operation in the accompanying consolidated statements of comprehensive income / (loss). For the years ended December 31, 2012, 2011 and 2010, the Disposal Group contributed approximately 28%, 33% and 35%, respectively, to the net sales of the Group.

Effects of disposal on the financial position of the Company

The following table summarizes the amounts of assets and liabilities of the Disposal Group at the Date of Sale:

Net assets disposed of:	RMB
Cash	443,765
Accounts receivable, net	159,848
Bills receivable	38,483
Amount due from the Group	61,472
Inventories	157,033
Prepaid expenses and other receivables	36,198
Property and equipment, net	7,751
Land use rights, net	19,015
Other assets	321
Accounts payable	(71,426)
Bank borrowings	(369,112)
Income taxes payable	(1,189)
Accrued expenses and other liabilities	(3,790)
Total	478,369

Satisfied by:
Cash consideration	(486,502)
Exchange reserve realized upon disposal	5,638
Transaction cost	1,937
Gain on disposal of subsidiaries	558

Net cash inflow from disposal of subsidiaries:

RMB

Cash held by Disposal Group disposed of	(443,765)
Cash consideration received	486,502
Net cash inflow from disposal of subsidiaries	42,737

Amounts due to the Group relate to transactions between the Disposal Group and the remaining subsidiaries of the Group under normal business terms, including sales and purchases of goods and services, prior to the disposal. On November 16, 2012, the Group paid the Disposal Group RMB86,000 (USD13,804). Of which, RMB61,472 (USD9,867) was to settle the amount due to Envision as of November 15, 2012 and the remaining portion is intended to be settled through amounts for future operating activities between the Group and Envision. The total amount of RMB86,000 was primarily used by Envision as pledged deposits for facilities granted to the Group and the Disposal Group (see note 9). Management determined that the RMB86,000 payment was made in the normal course of business and not a reduction of the cash consideration received by the Group for the disposal. Accordingly, the amount has been included in the Group’s cash flows from operating activities in the consolidation statement of cash flows for the year ended December 31, 2012.

(b)	MDC Tech International Holdings Limited (“MDC”)

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

The acquisition was expected to support the expansion of the Company’s industrial business in the PRC and the medical equipment and system sales in the PRC. Goodwill recorded in connection with the acquisition was attributed by (1) synergy to expand MDC’s operation and business on the established platform, industry knowledge and experience of the Group and the experience of the Group in providing module reference design and solutions of industrial applications on energy saving modules to customers; (2) expected future additional sales orders from new customers approachable by MDC after the acquisition, but for which MDC alone do not have sufficient resources to carry out such businesses; and (3) the expected outlook in the PRC medical and healthcare equipment and industrial application market with the PRC government stimulus package.

The purchase price allocation is as follows:

RMB
Intangible assets
– order backlog	4,305
– customer relationships	50,833
– non-compete agreements	42,911
– proprietary technology	1,188
Goodwill	61,509
Deferred tax liabilities	(16,374)

Net asset acquired	144,372

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

	Year ended December 31
	2011	2010
	RMB (unaudited)	RMB (unaudited)
Net revenue	3,554,401	2,632,103
Income / (loss) from operations	(133,836)	117,266
Net income / (loss) attributable to Cogo Group, Inc.	(157,759)	110,528
Earnings / (loss) per share attributable to Cogo Group, Inc.
Basic	(4.25)	2.97
Diluted	(4.25)	2.89

(c)	Long Rise Holdings Limited (“Long Rise”)

On July 31, 2008, the Group entered into a share purchase agreement (the “Original Agreement”) to purchase 70% of the outstanding shares of Long Rise and its subsidiary, Rise Year, for a consideration of RMB60,921 payable in cash, none of which is contingent. The purchase agreement did not include a fixed payment schedule, and as a result the acquisition price was deemed to be payable on demand. The Company and the selling shareholders of Long Rise agreed that the consideration could be held back by the Company to settle any claims that might arise for contractual warranties and for any misrepresentations made to the Company. The Company paid approximately RMB3,485, RMB476 and RMB550 in 2008, 2009 and 2010, respectively. In 2010, the Company entered into a supplementary agreement as stated below and the remaining consideration payable was discharged as of December 31, 2010. Therefore, the Company did not make any payment from 2011 onwards.

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

The following table summarizes the amounts assigned to each major asset acquired and liability assumed at the date of acquisition.

RMB

Cash	8,753
Accounts receivable	16,807
Inventories	8,010
Property and equipment	17
Intangible assets
– customer relationships	10,671
– non-compete agreements	13,527
– in-process research and development	4,390
– proprietary technology	5,959
Goodwill	21,422
Bank borrowings	(9,314)
Income taxes payable	(1,584)
Accrued expenses and other liabilities	(8,506)
Deferred tax liabilities	(4,976)
Noncontrolling interests	(4,255)
Purchase price allocated	60,921

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

8.	GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill

The changes in the carrying amount of our goodwill for the years ended December 31, 2012, 2011 and 2010 are as follows:

RMB
Balance as of January 1, 2010
Goodwill	201,122
Accumulated impairment losses	(4,264)
196,858
Impairment loss of Long Rise (note 7(c))	(21,422)
Balance as of December 31, 2010
Goodwill	201,122
Accumulated impairment losses	(25,686)
175,436
Acquisition of MDC (note 7(b))	61,509
Impairment loss (note 8(c))	(236,945)
Balance as of December 31, 2011 and 2012
Goodwill	262,631
Accumulated impairment losses	(262,631)
Balance as of December 31, 2012	—

(b)	Intangible Assets

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

As of December 31, 2012 and 2011, the Company’s intangible assets related to the Company’s acquisitions consisted of the following:

	As of December 31, 2012
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	Years	RMB	RMB
Customer relationships	189,259	5 to 12	103,653	85,606
Supplier relationships	8,876	11.5	2,766	6,110
Proprietary technology	17,542	3 to 6.5	14,051	3,491
Proprietary designs	1,627	3	1,627	—
Website and software asset	575	3 to 5	575	—
Non-compete agreements	81,940	1 to 6	48,337	33,603
License agreement	1,249	2	1,249	—
Order backlog	4,305	0.1	4,305	—

Total	305,373		176,563	128,810
Total (in USD)	49,016		28,341	20,675

	As of December 31, 2011
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	Years	RMB	RMB
Customer relationships	189,259	5 to 12	89,286	99,973
Supplier relationships	8,876	11.5	1,994	6,882
Proprietary technology	17,542	3 to 6.5	12,868	4,674
Proprietary designs	1,627	3	1,627	—
Website and software asset	575	3 to 5	575	—
Non-compete agreements	81,940	1 to 6	39,364	42,576
License agreement	1,249	2	1,249	—
Order backlog	4,305	0.1	4,305	—

Total	305,373		151,268	154,105

Amortization expense for intangible assets for the years ended December 31, 2012, 2011 and 2010 of RMB25,295 (USD4,060), RMB28,631 and RMB21,803 was included in selling, general and administrative expenses, respectively. Estimation for amortization expense for the next five years is: RMB25,295 in 2013, RMB25,295 in 2014, RMB24,154 in 2015, RMB20,263 in 2016 and RMB10,017 in 2017.

(c)	Impairment of goodwill

As a result of the continued significant decline in the price of the Company’s shares of common stock in 2011, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB236,945 during the year ended December 31, 2011. The goodwill impairment charge did not impact debt covenants compliance under the Company’s existing credit facility.

9.	PLEDGED BANK DEPOSITS, BANK BORROWINGS AND BANKING FACILITIES

The Group entered into several banking facilities with Standard Chartered Bank (Hong Kong) Limited (“SCB”), BOC, Guangdong Development Bank Holdings Company Limited (“GDB”), the Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) and Citibank N.A. Hong Kong (“CITI”). These facilities include letters of guarantee, bank loans and irrevocable letters of credit. The banking facility with BOC also included an accounts receivable factoring agreement as disclosed in note 3.

The Group’s banking facilities contain the general clause that the banks may at any time without prior notice modify, cancel or suspend the facilities at their sole discretions including, without limitation, canceling any unutilized facilities, and declaring any outstanding amount to be immediately due and payable.

The Group’s banking facilities contain various covenants, including the Group’s consolidated net borrowing ratio not exceeding 0.25 times and the Company maintaining a tangible net worth of not less than USD160,000 (equivalent to RMB996,816 as of December 31, 2012). Other conditions include the Company’s Chief Executive Officer remaining as the single largest beneficial owner of the Company and Chairman of the Board of Directors and actively involving in the management of the Group, the Company remaining as listed in NASDAQ and retaining at least 50% equity interest in those subsidiaries which entered into the banking facilities with the banks. As of December 31, 2012, a non-financial covenant in one of the Group’s banking facilities has not been satisfied due to the disposal of subsidiaries as disclosed in note 7(a). The Group is in the process of finalizing with the relevant bank on a revised banking facility and management believes that this matter will be satisfactorily resolved.

As stipulated in the Envision Agreement and the Service Agreement (see note 7(a)), after the disposal of subsidiaries to Envision, guarantees to banking institutions among the Company’s remaining subsidiaries and the Disposal Group will be maintained for a transitional period up to December 31, 2014. As of December 31, 2012 and 2011, the aggregate credit limit of banking facilities granted solely to the Group amounted to RMB934,515 (USD150,000) and RMB1,431,862, respectively. As of December 31, 2012, the aggregate credit limit of joint banking facilities granted which can be utilized by the Group and the Disposal Group (“Joint Banking Facilities”) amounted to RMB594,975 (USD95,500). As of December 31, 2012, the aggregate credit limit of banking facilities granted solely to the Disposal Group, guaranteed by the Group (“Guaranteed Facilities For the Disposal Group”), amounted to RMB311,505 (USD50,000).

As of December 31, 2012 and 2011, the total outstanding bank borrowings of the Group amounted to RMB614,045 (USD98,561) and RMB854,234, respectively. Of which, loan of RMB312,757 (USD50,201) was borrowed under the Joint Banking Facilities and RMB43,611 (USD7,000) was secured by the pledged deposit of the Disposal Group as of December 31, 2012. The weighted average interest rate on outstanding bank borrowings of the Group as of December 31, 2012 was 2.1% (2011: 2.2%).

As of December 31, 2012, the total outstanding bank borrowings of the Disposal Group amounted to RMB443,857 (USD71,244). Of which, loan of RMB200,883 (USD32,244) was borrowed under the Joint Banking Facilities and loan of RMB242,974 (USD39,000) was borrowed under the Guaranteed Facilities For the Disposal Group.

The aggregate amount of funds secured by the Group as pledged deposits with the respective banks as of December 31, 2012 and 2011 amounted to RMB556,941 (USD89,395), and RMB431,695, respectively. Of which, RMB286,740 (USD46,025) and RMB207,900 (USD33,370) were pledged for Joint Banking Facilities and Guaranteed Facilities For the Disposal Group, respectively, as of December 31, 2012. The remaining pledged deposits were pledged for the banking facilities granted solely to the Group.

The aggregate amount of funds secured by the Disposal Group as pledged deposits with the respective banks as of December 31, 2012 amounted to RMB206,502 (USD33,146). Of which, RMB124,602 (USD20,000) was pledged for Joint Banking Facilities and RMB81,900 (USD13,146) was pledged for Guaranteed Facilities For the Disposal Group and a banking facility granted to the Group as of December 31, 2012.

As of December 31, 2012 and 2011, the aggregate amount of unutilized banking facilities (including the unutilized facility amount under the accounts receivable factoring agreement with BOC) granted solely to the Group amounted to RMB354,972 (USD56,977) and RMB318,319, respectively. As of December 31, 2012, the aggregate amount of unutilized Joint Banking Facilities amounted to RMB81,334 (USD13,055). As of December 31, 2012, the aggregate amount of unutilized Guaranteed Facilities For the Disposal Group amounted to RMB68,531 (USD11,000).

10.	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

The United States of America (“U.S.”)

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

Hong Kong

The Company’s subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax. The applicable profits tax rate is 16.5% for 2010, 2011 and 2012. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax law (the “CIT law”) which revised the PRC statutory income tax rate to 25%. The CIT law was effective on January 1, 2008. Accordingly, the Company’s PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified.

Prior to January 1, 2008, the Company’s subsidiaries located in the Shenzhen Special Economic Zone (“Shenzhen Subsidiaries”) were entitled to the preferential tax rate of 15%. In addition, the Shenzhen Subsidiaries, being production oriented foreign investment enterprises, were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective (“2+3 tax holiday”) under the then effective tax regulations.

The CIT law and its relevant regulations provide a five-year transition period from January 1, 2008 for the Shenzhen Subsidiaries which were established before March 16, 2007 and were entitled to preferential tax rates under the then effective tax regulations, as well as grandfathering certain tax holidays. The transitional tax rates are 22%, 24%, 25% for 2010, 2011 and 2012 onwards, respectively.

Certain subsidiaries located in the Shenzhen Special Economic Zone, including Comtech Broadband SZ, Huameng PRC, Mega Sky SZ and Mega Smart SZ, were each granted a 2+3 tax holiday and were subject to income tax at rates ranging from 0% to 12.5% for the year ended December 31, 2012.

(a)	Income / (loss) before Income Taxes and Provision for Income Taxes

The Group’s earnings / (loss) before income taxes and extraordinary item consists of the following:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
U.S.	(1,726)	(10,757)	(14,708)	(13,254)
PRC, excluding Hong Kong	11,048	68,832	50,418	145,418
Hong Kong	(457)	(2,846)	(172,931)	(6,990)
Other foreign jurisdictions	(109)	(683)	(445)	(270)

	8,756	54,546	(137,666)	124,904

The provision for income taxes consists of the following:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Current tax
PRC, excluding Hong Kong	920	5,732	8,228	13,361
Hong Kong	687	4,280	8,048	3,819
Deferred tax
Hong Kong	(670)	(4,173)	(4,723)	(5,331)

Income tax expense	937	5,839	11,553	11,849

Reconciliation between income tax expense and the amount that result by applying the PRC statutory tax rate to earnings / (loss) before income taxes and extraordinary item is as follows:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Earnings / (loss) before income taxes	8,756	54,546	(137,666)	124,904

PRC statutory tax rate		25%	25%	25%
Computed “expected” income tax expense / (benefit)	2,189	13,637	(34,417)	31,226
Effect of PRC preferential income tax rate	—	—	(471)	(2,123)
Effect of PRC tax holiday	(4,673)	(29,113)	(33,947)	(26,511)
PRC R&D bonus deduction	—	—	(1,617)	—
Tax rate differential for U.S and Hong Kong entities	(116)	(726)	13,375	(599)
Entities of other foreign jurisdictions not subject to income tax	27	171	112	68
Change in valuation allowance	629	3,921	(1,544)	5,982
Non-taxable items:
Interest income	(10)	(61)	(63)	(12)
Foreign exchange gain	(73)	(455)	(56)	(112)
Adjustment of consideration payable, net of disposal / impairment of respective intangible assets for Long Rise (note 7(c))	—	—	—	(8,939)
Other non-taxable income	(80)	(502)	—	—
Non-deductible items:
Impairment loss of goodwill	—	—	43,146	3,535
Provision for inventory write-down	—	—	—	2,112
Allowance for doubtful accounts	—	—	384	—
Share-based compensation	2,646	16,486	16,679	7,144
Professional fees	—	—	2,462	—
Foreign exchange loss	133	827	—	—
Other non-deductible items	80	499	595	63
Deemed income for income tax purposes	185	1,155	6,915	15
Income tax expense	937	5,839	11,553	11,849

The PRC tax rate has been used because the Company’s principle operations are in the PRC. The effects of the tax holiday are RMB29,113 (USD4,673), RMB33,947 and RMB26,511 for the years ended December 31, 2012, 2011 and 2010, respectively (equivalent to basic earnings per share amount of RMB0.80 (USD0.13), RMB0.92 and RMB0.71 and a diluted earnings per share amount of RMB0.80 (USD0.13), RMB0.92 and RMB0.69 for the years ended December 31, 2012, 2011 and 2010, respectively).

(b)	Deferred Tax Assets and Liabilities

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2012	2012	2011
	USD	RMB	RMB
Deferred tax assets:
Tax loss carryforwards	2,126	13,244	9,880
Valuation allowance	(2,126)	(13,244)	(9,880)

Net deferred tax asset	—	—	—

Deferred tax liabilities:
Intangible assets	(3,412)	(21,254)	(25,427)

Net deferred tax liability	(3,412)	(21,254)	(25,427)

The increase (decrease) in valuation allowance during the years ended December 31, 2012, 2011 and 2010 were RMB3,364 (USD540), RMB(1,544) and RMB5,646, respectively. For the year ended December 31, 2012, there was a derecognition of deferred tax assets and the related valuation allowance of RMB557 (USD89) arising from unutilized tax loss carryforwards in respect of 2012 disposal.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carryforwards are utilized.

As of December 31, 2012, for United States federal income tax purposes, the Company had net tax loss carryforwards of approximately USD1,746 which will expire at various dates through 2032.

As of December 31, 2012, the Company’s PRC and Hong Kong subsidiaries had tax loss carryforwards of approximately RMB32,953 (USD5,289) and RMB8,096 (USD1,299), respectively. The tax losses for the PRC subsidiaries amounting to RMB3,728, RMB2,555, RMB1,140, RMB15,357 and RMB10,173 will expire in 2013, 2014, 2015, 2016 and 2017 respectively. The tax loss for the Hong Kong subsidiary does not expire under the current Hong Kong tax legislation.

According to the prevailing PRC income tax law and its relevant regulations, non-PRC-resident enterprises are levied withholding tax at 10%, unless reduced by tax treaties or similar arrangements, on dividends from their PRC-resident investees for earnings accumulated beginning on January 1, 2008, and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Further, the Company’s distributions from its non-U.S. subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable qualified foreign tax credits. Due to the Company’s plan of reinvesting permanently its earnings in its non-U.S. business, the Company has not provided for deferred income tax liabilities of RMB354,507 (USD56,902) and RMB390,129 (which does not include any potential qualified foreign tax credits or potential PRC dividend withholding taxes), for U.S. federal income tax purposes on its overseas subsidiaries’ undistributed earnings of RMB1,042,669 (USD167,360) and RMB1,147,438 as of December 31, 2012 and 2011, respectively.

(c)	Accounting for unrecognized tax benefits

As of January 1, 2010 and for each of the years ended December 31, 2010, 2011 and 2012, the Group did not have unrecognized tax benefits, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. Accordingly, no interest or penalties related to unrecognized tax benefits were accrued.

The Company and its subsidiaries file income tax returns in the United States, PRC and Hong Kong. The Company could be subject to U.S. federal income tax examination by tax authorities for years beginning in 2009. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD16). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local tax authorities for the tax years beginning in 2007. The tax returns for the Company’s Hong Kong subsidiaries are currently open to examination by the Hong Kong tax authorities for the tax years beginning in 2006.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2012	2012	2011
	USD	RMB	RMB
Legal and professional fees	859	5,351	2,438
Accrued staff related costs	1,214	7,568	12,109
Financial guarantees (note 18(iii))	2,000	12,460	—
Other accruals	1,662	10,355	8,046
	5,735	35,734	22,593

12.	SHARE-BASED COMPENSATION

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

(b)	2004 Incentive Plan

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

Stock options

A summary of stock options activity is as follows:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		USD	Years	USD
Balance as of January 1, 2010	1,192,269	4.09
Exercised	(7,500)	5.53

Balance as of December 31, 2010	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2011	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2012	1,184,769	4.08	2.01	—

As of December 31, 2012, 1,184,769 stock options were exercisable. The intrinsic value of options exercised during the year ended December 31, 2010 was USD12.

(c)	2006 Incentive Plan

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

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2006 Incentive Plan is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2010	1,309,164	5.70
Granted on January 29, 2010 (note i)	932,763	6.36
Vested	(1,455,462)	(5.56)

Balance as of December 31, 2010	786,465	6.74
Vested	(397,812)	7.10

Balance as of December 31, 2011	388,653	6.36
Vested	(310,920)	6.36

Balance as of December 31, 2012	77,733	6.36

Note i	The stock awards vest in equal quarterly installments over a period of three years from the date of grant.

The total grant-date fair value of the above equity share units vested during the years ended December 31, 2012 and 2011 and 2010 were USD1,977, USD2,826 and USD8,094, respectively. As of December 31, 2012 and 2011, the aggregate fair value of all non-vested equity share units were USD494 and USD2,472, respectively, which is expected to be amortized on a straight-line basis over a weighted average period of approximately 1 month (2011: 13 months).

Performance shares

A summary of performance shares activity is as follows:

	Shares	Weighted average Grant- date fair value
		USD
Balance as of January 1, 2010	420,000	14.06
Vested	(5,000)	16.03
Expired	(415,000)	14.03
Balance as of December 31, 2011 and 2012	—	—

The grant-date fair value of performance shares vested was USD80 for the year ended December 31, 2010.

(d)	2009 Incentive Plan

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

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2009 Incentive Plan is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2011	1,615,952	6.26
Granted on January 1, 2011 (note i)	210,000	8.85
Granted on March 21, 2011 (note i)	1,000,000	7.80
Granted on April 1, 2011 (note i)	150,000	8.85
Granted on June 24, 2011 (note ii)	50,000	5.27
Vested	(1,073,091)	6.85
Balance as of December 31, 2011	1,952,861	7.18
Granted on September 13, 2012 (note iii)	1,950,000	1.78
Vested	(1,443,925)	5.84
Balance as of December 31, 2012	2,458,936	3.69

Note i	The stock awards vest in equal quarterly installments over a period of three years from the date of grant.

Note ii	The stock awards were fully vested on the date of grant.

Note iii	The stock awards vested in equal quarterly installments over a period of one and a half years from the date of grant.

The total grant-date fair value of the above equity share units vested during the years ended December 31, 2012 and 2011 were USD8,427 and USD7,351, respectively. As of December 31, 2012 and 2011, the aggregate fair value of all non-vested equity share units were USD9,066 and USD14,022, respectively, which is expected to be amortized on a straight-line basis over a weighted average period of approximately 13 months and 21 months, respectively.

Shares with performance and market conditions

A summary of shares activity is as follows:

	Shares	Weighted average Grant- date fair value
		USD
Balance as of January 1, 2011	—	—
Granted on January 1, 2011 (note i)	360,000	8.85
Granted on January 1, 2011 (note ii)	300,000	3.50
Vested	(20,000)	8.85
Balance as of December 31, 2011	640,000	6.34
Vested	—	—
Forfeited (note iii)	(100,000)	7.18
Balance as of December 31, 2012	540,000	6.34

Note i	The performance awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting certain earnings or other performance measures in 2011, 2012 and 2013.

Note ii	During the year ended December 31, 2011, the Company has granted share awards that contain service and market conditions. For share awards with market conditions, the market conditions are considered in the grant date fair value using a binomial model and will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. The share awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting the specified market condition in 2011, 2012 and 2013.

Note iii	During the year ended December 31, 2012, certain share awards were forfeited due to the resignation of employee before the end of the vesting period.

The grant-date fair value of performance shares vested was USD177 for the year ended December 31, 2011.

(e)	Share-based compensation of Comtech Broadband

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

13.	EARNINGS / (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings / (loss) per share for the year ended December 31:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Numerator for basic and diluted earnings per share:
Net income / (loss) attributable to Cogo Group, Inc.	3,874	24,130	(156,605)	112,375

Denominator:
Basic weighted average shares		36,355,124	37,094,995	37,275,427
Effect of dilutive non-vested equity share units, performance shares, options and warrants		132,917	—	913,387

Diluted weighted average shares		36,488,041	37,094,995	38,188,814

Basic earnings / (loss) per share	0.11	0.66	(4.22)	3.01

Diluted earnings / (loss) per share	0.11	0.66	(4.22)	2.94

Non-vested equity share units, performance shares, and options and warrants amounting to 3,387 thousand and 234 thousand as of December 31, 2012 and 2010, respectively, are excluded from the Company’s dilutive computation as their effect would be anti-dilutive. As of December 31, 2011, no potential common shares were dilutive because of the net loss.

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

Prior to 2012, the Company determined it had two operating segments: Product Sales and Service Revenue. The Product Sales segment primarily consisted of the sale of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets. The Service Revenue segment primarily included the provision of technology and engineering services, business process outsourcing, network system integration and related training and maintenance services.

No external service revenue was generated by the Group for the years ended December 31, 2012 and 2011. Due to the decreasing significance of Service Revenue segment, there was a change in the reporting information about operating segments of the Company in 2012. Financial information available that is evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance does not differentiate the Product Sales segment and Service Revenue segment. Thus, Service Revenue segment is not considered as a reportable segment for the year ended December 31, 2012. It is considered that the Company operates in a single business segment as the revenue and profit are derived entirely from sales of components for digital media (such as network protection devices and data storage), telecommunication system equipment and industrial applications end-markets to the customers. Accordingly, no operating segment information is presented for the year ended December 31, 2012.

Substantially all of the Group’s operations are in the PRC. Consequentially, no geographic information is presented.

The following is the segment information for the year ended December 31, 2011:

	Product Sales	Service Revenue	Unallocated	Total
	RMB	RMB	RMB	RMB
Net revenue
Segment revenue from external customers	3,554,401	—	—	3,554,401
Inter-segment revenue	—	11,861	—	11,861

	3,554,401	11,861	—	3,566,262

Income / (loss) from operations	(10,731)	(38,939)	(82,772)	(132,442)
Interest expense	(20,152)	—	—	(20,152)
Interest income	14,802	126	—	14,928

Earnings / (loss) before income taxes and extraordinary item	(16,081)	(38,813)	(82,772)	(137,666)

Income tax expense	10,492	1,061	—	11,553
Significant non-cash items:
– Depreciation and amortization	34,248	562	—	34,810
– Provision for inventory write-down	63	—	—	63
– Provision for doubtful accounts	2,325	—	—	2,325
– Share-based compensation cost	—	—	66,723	66,723
– Impairment loss of goodwill (note 8)	189,296	47,649	—	236,945

Segment assets	2,544,840	12,739	2,409	2,559,988

Total expenditures for additions to long-lived assets
– Property and equipment	9,932	103	—	10,035
– Intangible assets (note 7)	98,527	—	—	98,527
– Goodwill (note 7)	61,509	—	—	61,509

The following is the segment information for the year ended December 31, 2010:

	Product Sales	Service Revenue	Unallocated	Total
	RMB	RMB	RMB	RMB
Net revenue
Segment revenue from external customers	2,554,991	34,527	—	2,589,518
Inter-segment revenue	—	18,780	—	18,780

	2,554,991	53,307	—	2,608,298

Income from operations	196,986	6,437	(83,805)	119,618
Interest expense	(9,407)	—	—	(9,407)
Interest income	14,597	66	30	14,693

Earnings before income taxes and extraordinary item	202,176	6,503	(83,775)	124,904

Income tax expense	9,770	2,079	—	11,849
Significant non-cash items:
– Depreciation and amortization	27,275	672	—	27,947
– Provision for inventory write-down	9,600	—	—	9,600
– Provision for doubtful accounts	2	—	—	2
– Share-based compensation cost	31,680	—	69,250	100,930
– Impairment loss of goodwill and intangible assets (notes 7 and 8)	21,422	—	—	21,422
– Net gain on settlement relating to the acquisition of Long
Rise before goodwill impairment (note 7)	(43,676)	—	—	(43,676)

Segment assets	2,298,459	21,995	1,563	2,322,017

Total expenditures for additions to long-lived assets
– Property and equipment	6,356	539	—	6,895

Revenues from external customers by product category are summarized as follows:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Net revenue
Product Sales
Digital media	297,202	1,851,600	1,503,082	1,474,238
Telecommunications equipment	346,935	2,161,438	1,318,176	630,149
Industrial Business	140,866	877,611	733,143	450,604

	785,003	4,890,649	3,554,401	2,554,991
Service Revenue	—	—	—	34,527

Total net revenue	785,003	4,890,649	3,554,401	2,589,518

15.	STATUTORY RESERVES

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

For statutory surplus reserve, 10% of the net profit, as determined in accordance with PRC GAAP, of the relevant PRC subsidiaries is transferred to the statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the relevant PRC companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made. The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholders or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital. Any amount of funds outside of the 50% reserve balance can be distributed as by the relevant PRC subsidiaries, as advances or cash dividends, subject however, to complying with applicable requirements. Such dividend or loans could take a considerable amount of time to implement and to be processed by certain governmental agencies.

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

The accumulated balance of these statutory reserves maintained at the Company’s PRC subsidiaries as of December 31, 2012 and 2011 were RMB41,625 (USD6,681) and RMB55,298, respectively.

16.	COMMITMENTS AND CONTINGENCIES

(a)	Acquisition on Goldshare Holdings Limited (“Goldshare”)

On April 1, 2011, the Group entered into a note subscription and share purchase agreement to acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000; and to subscribe to a convertible note to be issued by Goldshare for RMB20,000. The note can be convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group. The Group has not completed the acquisition of Goldshare because certain closing conditions, including the condition that required Goldshare to provide detailed monthly operation plan for a twelve-month period to the Company’s reasonable satisfaction, had not yet been fulfilled.

Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare.

As of December 31, 2012, the Group has advanced RMB26,026 (USD4,177) to Goldshare in connection with this acquisition.

(b)	The Group leases its office facilities under non-cancellable operating leases. The leases have remaining terms up to eighteen months. Rental expense was RMB11,211 (USD1,799), RMB11,197 and RMB10,491 for the years ended December 31, 2012, 2011, and 2010, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2012 were as follows:

	USD	RMB
Year ending December 31,
2013	832	5,184
2014	109	677

Total	941	5,861

(c)	As of December 31, 2012, the Group has outstanding purchase orders for components from suppliers in the amount of approximately RMB678,479 (USD108,903). The Group does not have any minimum purchase obligations with these suppliers. Other than as disclosed above, the Group had no other contractual obligations, off-balance sheet guarantees or arrangements as of December 31, 2012.

17.	CONCENTRATION OF RISK

Revenue concentration

A substantial percentage of the Group’s sales are made to the following customer. Details of the customer accounting for 10% or more of total net revenue are as follows:

	2012	2011	2010
Customer A	16%	29%	26%

The total amount of revenues from the customer accounting for 10% or more of total net revenue is as follow:

	2012	2012	2011	2010
	USD	RMB	RMB	RMB
Customer A	126,151	785,933	1,039,896	672,641

The customer with sales over 10% is within the Product Sales segment for the years ended December 31, 2011 and 2010.

Details of the accounts receivable from the customer with the largest receivable balances as of December 31, 2012 and 2011 are as follows:

	% of accounts receivable
	2012	2011
Customer A	15%	13%

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

A substantial percentage of the Group’s purchases are made from the following supplier. Details of the major supplier are as follows:

	2012	2011	2010
Supplier A	45.7%	41.1%	37.7%

18.	RELATED PARTY TRANSACTIONS

For the years presented, the principal related party transactions and amounts due from related party are summarized as follows:

		Year ended December 31,
	Note	2012	2012	2011	2010
		USD	RMB	RMB	RMB
Sales of products	(i)	590	3,675	—	—
Purchase of products	(ii)	1,131	7,047	—	—
Guarantee fee	(iii)	125	779
Service fee	(iv)	157	976	—	—

		December 31,
		2012	2012	2011
		USD	RMB	RMB
Current assets
Amount due from Envision	(v)	5,737	35,743	—

Notes:

(i)	For the year ended December 31, 2012, the Group sold components for digital media, telecommunication system equipment and industrial applications end-markets to Envision.

(ii)	For the year ended December 31, 2012, the Group purchased components for digital media, telecommunication system equipment and industrial applications end-markets from Envision.

(iii)	For the year ended December 31, 2012, the Group charged a guarantee fee of USD250 per quarter to act as the guarantors of the Disposal Group in respect of all existing bank facilities.

(iv)	For the year ended December 31, 2012, the Group charged a service fee for the provision of supportive and administrative services to the Disposal Group.

(v)	As of December 31, 2012, the amount due from Envision was unsecured, interest-free and repayable within one year.

19.	EMPLOYEE BENEFIT PLANS

Certain employees of the Group in the PRC are entitled to retirement benefits based on their salaries and length of service upon retirement in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan at 6.5% to 9% of the monthly basic salaries of certain employees. The contribution expense for the years ended December 31, 2012, 2011 and 2010 was RMB13,142 (USD2,109), RMB11,792 and RMB7,770, respectively.

The Group operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF scheme are held by independent trustees and are separated from those of the Group’s assets. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HKD22.5. Contributions to the plan by the employee vest immediately. The contributions paid by the Group for the years ended December 31, 2012, 2011 and 2010 were RMB430 (USD69), RMB340 and RMB321, respectively.

20.	FAIR VALUE MEASUREMENTS

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

In calculating the goodwill impairment (note 8(c)), the Company adopted the combination of market and income approach with level 3 inputs and determined that the carrying amounts of goodwill are impaired to their respective implied fair values of nil as of December 31, 2011. In calculating goodwill impairment for Long Rise (note 7(c)), the Company adopted the income approach. The Company’s goodwill of Long Rise as measured and disclosed as a level 3 input at fair value on a nonrecurring basis was nil as of December 31, 2010.

The Company also applied the income approach with level 3 inputs in measuring and disclosing the fair value of the share-based compensation of Comtech Broadband (note 12(e)).

There were no transfers of instruments into or out of level 1, level 2 or level 3 for the year ended December 31, 2012.

21.	FOREIGN CURRENCY RISK

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

22.	INTEREST RATE RISK

The Group is exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Group’s future interest expense will fluctuate in line with any change in borrowing rates. The Group does not have any derivative financial instruments as of December 31, 2012 and 2011 and believes its exposure to interest rate risk is not material.

