Form 20-F
period 2013-12-31
Viewtran Group, Inc.
filed 2014-05-16
CIK 1519380

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 001-35273

Viewtran Group, Inc. (formerly known as “Cogo Group, Inc.”)

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 1501, Tower C, Skyworth Building,
High-Tech Industrial Park,
Nanshan, Shenzhen 518057, PRC
Telephone: +86 (755) 2674-3210

(Address of principal executive office)

Mr. Jeffrey Kang, Chief Executive Officer
Room 1501, Tower C, Skyworth Building
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
ORDINARY SHARES, PAR VALUE USD0.01

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

On December 31, 2013, the issuer had 27,513,490 ordinary shares outstanding.

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

A variety of factors, some of which are outside our control, may cause our operating results to fluctuate significantly. They include:

•	changes in end-user demand for our services;

•	general and cyclical economic and business conditions, domestic or foreign, and, in particular, those in China’s technology industry;

•	changes in our pricing policies or the pricing policies of our competitors;

•	our ability to compete effectively with our current and future competitors;

•	our ability to manage our growth effectively, including possible growth through acquisitions;

•	our ability to enter into and renew key corporate and strategic relationships with our customers;

•	changes in our relationship with any of our key customers;

•	changes in the favorable tax incentives enjoyed by our People’s Republic of China (“PRC”) operating companies;

•	foreign currency exchange rates fluctuations;

•	adverse changes in the securities markets; and

•	legislative or regulatory changes in the PRC.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this Annual Report.

This Annual Report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 19 of this Annual Report.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Selected financial data

The following selected consolidated statement of comprehensive income data for the years ended December 31, 2013, 2012 and 2011 and selected consolidated balance sheet data as of December 31, 2013 and 2012 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been audited by KPMG, an independent registered public accounting firm. The selected consolidated statement of comprehensive income data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 were derived from our consolidated financial statements that are not included in this Annual Report, after making the necessary adjustments to report our discontinued operations separately from our continuing operations.

The selected consolidated financial statements data are presented in Renminbi (“RMB”) and amounts are presented in thousands, except share and per share data. This data should be read in conjunction with our “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes included elsewhere in this Annual Report.

Solely for the convenience of the reader, certain December 31, 2013 balances have been translated into United States dollars (“USD”) at the closing rate in New York City on December 31, 2013 for cable transfers in RMB as certified for customers purposes by the Federal Reserve Bank of New York of USD1.0000 = RMB6.0537. No representation is made that RMB could have been, or could be, converted into USD at that rate or at any other rate on December 31, 2013, or at any other date.

Selected Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
	2013 USD	2013 RMB	2012 RMB	2011 RMB	2010 RMB	2009 RMB
	(in thousands, except share and per share amounts)
Net revenue
Product sales	86,083	521,119	20,414	14,149	10,342	58,762
Service revenue	2,059	12,466	—	—	—	25,495

	88,142	533,585	20,414	14,1491	10,342	84,257
Cost of sales
Cost of goods sold	(68,009)	(411,707)	(15,418)	(10,220)	(7,650)	(43,994)
Cost of services	—	—	—	—	—	(20,651)

	(68,009)	(411,707)	(15,418)	(10,220)	(7,650)	(64,645)
Gross profit	20,133	121,878	4,996	3,929	2,692	19,612
Selling, general and administrative expenses	(12,726)	(77,036)	(65,356)	(78,143)	(50,884)	(55,401)
Research and development expenses	(7,655)	(46,339)	(58,665)	(60,623)	(46,064)	(31,498)
Provision for doubtful accounts	(107)	(650)	—	—	—	(7,806)
Net gain on settlement relating to the acquisition of Long Rise before goodwill impairment	—	—	—	—	43,674	—
Impairment loss of goodwill and intangible assets	—	—	—	(109,157)	—	—
Other operating income / (loss), net	1,324	8,018	907	(4,266)	—	146

Income / (loss) from operations	970	5,871	(118,118)	(248,260)	(50,582)	(74,947)
Other income	1,363	8,249	779	—	—	—
Interest expense	—	—	(1,251)	(865)	—	(9)
Interest income	2,148	13,005	1,994	188	108	—

Earnings / (loss) from continuing operations before income taxes and extraordinary item	4,480	27,125	(116,596)	(248,937)	(50,474)	(74,956)
Income tax	(691)	(4,182)	(2,331)	1,317	(461)	(1,602)

Earnings / (loss) from continuing operations before extraordinary item	3,789	22,943	(118,927)	(247,620)	(50,935)	(76,558)
Extraordinary item, net of nil tax	—	—	—	—	—	6,737
Income / (loss) from continuing operations	3,789	22,943	(118,927)	(247,620)	(50,935)	(69,821)
Income / (loss) from discontinued operations	1,226	7,421	167,634	98,401	163,990	152,990

Net income / (loss)	5,015	30,364	48,707	(149,219)	113,055	83,169
Less net income attributable to noncontrolling interests	(2,564)	(15,524)	(24,577)	(7,386)	(680)	(2,945)

Net income / (loss) attributable to Viewtran Group, Inc.	2,451	14,840	24,130	(156,605)	112,375	80,224
Basic earnings / (loss) per share attributable to Viewtran Group, Inc.
Income / (loss) before extraordinary item	0.12	0.70	(3.27)	(6.67)	(1.37)	(2.10)
Extraordinary item	—	—	—	—	—	0.19
Continuing operations :	0.12	0.70	(3.27)	(6.67)	(1.37)	(1.91)
Discontinued operations :	(0.04)	(0.25)	3.93	2.45	4.38	4.11
	0.08	0.45	0.66	(4.22)	3.01	2.20
Diluted earnings / (loss) per share attributable to Viewtran Group, Inc.
Income / (loss) before extraordinary item	0.11	0.69	(3.27)	(6.67)	(1.37)	(2.10)
Extraordinary item	—	—	—	—	—	0.19
Continuing operations :	0.11	0.69	(3.27)	(6.67)	(1.37)	(1.91)
Discontinued operations :	(0.04)	(0.24)	3.93	2.45	4.38	4.11
	0.07	0.45	0.66	(4.22)	3.01	2.20
Weighted average number of common shares outstanding
Basic		32,907,268	36,355,124	37,094,995	37,275,427	36,541,037

Diluted		33,107,589	36,355,124	37,094,995	37,275,427	36,541,037

	As at December 31,
Selected Consolidated Balance Sheet Data	2013USD	2013 RMB	2012 RMB	2011 RMB	2010RMB	2009RMB
Cash	54,571	330,356	324,839	572,364	699,650	667,320
Accounts receivable, net	54,201	328,117	704,968	941,798	681,911	617,613
Property and equipment, net	5,683	34,401	17,515	17,891	14,613	14,406
Total assets	251,439	1,522,139	2,371,758	2,559,988	2,322,017	1,921,527
Total current liabilities	6,248	37,819	759,812	1,014,411	600,905	350,397
Total liabilities	7,911	47,889	781,066	1,039,838	614,682	369,505
Total equity	243,528	1,474,250	1,590,692	1,520,150	1,707,335	1,552,022

The following table sets forth information concerning exchange rates between RMB and USD for the periods indicated. On April  30, 2014, the buying rate announced by Federal Reserve Statistical Release was RMB6.2591 to USD1.00.

	Spot Exchange Rate
Period	Period Ended	Average (1)	Low	High
	(RMB per USD1.00)
2009	6.8259	6.8295	6.8180	6.8395
2010	6.6000	6.7603	6.6000	6.8305
2011	6.2939	6.4633	6.2939	6.6364
2012	6.2301	6.2990	6.2265	6.3684
2013	6.0537	6.1478	6.0537	6.2438
September	6.1200	6.1198	6.1178	6.1213
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014 (through April 30)	6.2591	6.1348	6.0402	6.2591
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March	6.2164	6.1729	6.1183	6.2273
April	6.2591	6.2246	6.1966	6.2591

Source:	Federal Reserve Statistical Release

(1)	Annual averages, lows, and highs are calculated from month-end rates. Monthly averages, lows, and highs are calculated using the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this annual report.

Risks Related to Our Business

There is not an extensive history on which to evaluate our performance of supply chain financial services and enterprise solutions business.

While we believe that our supply chain financial services and enterprise solutions business will grow significantly, in the near term, there is no historical operations on which could be used to evaluate our supply chain financial services business and only limited historical operations is available to evaluate our enterprise solutions business as we have only operated the enterprise solutions business for a short period. In addition, we cannot guarantee that the business will continue to grow as we expect in the future.

Our revenue income and other operating results may fluctuate significantly in the future due to a number of factors, which could negatively impact our stock price.

Our quarterly revenue, income and other operating results may fluctuate significantly in the future due to a number of factors, including the following:

•	competitive pressures;
•	our restructuring to a supply chain financial services and enterprise solutions business;
•	changing requirements resulting from rapid technology shifts; and
•	industry trends impacting the overall market for our customers’ end-products.

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

Unless we increase our customer base we will not be able to continue operations.

We currently have approximately 50 customers in our on-going operations  as of December 31, 2013. While we believe that this represents a strong base for our business, we must significantly increase our customer base to develop a viable business. Unless we are able to increase our customer base, our business may not be able to continue for a significant period of time.

Due to the restructuring of our business, we expect to incur operating losses in the near term.

Prior to November 20, 2013, we principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the PRC and other overseas countries. We also provided technology and engineering services, business process outsourcing and other related services in the PRC. Subsequent to the completion of disposing of the Second Disposal Group (as defined below) to Brilliant (as defined below), we continued to engage in the sale of medical and healthcare devices and provide technology and engineering services and business process outsourcing services, and started to provide supply chain financial services and enterprise solutions for the technology industry in the PRC. We continue to restructure our business to best effect our new business model, and expect to incur losses in the near term due to the change in business and restructuring.

If we are unable to continue our operations, we may be delisted from NASDAQ.

Unless we maintain a substantial operating business, we would not be eligible to remain listed on NASDAQ. If we were delisted from NASDAQ, our share price and trading volume could decrease significantly. In addition, our share price would be subject to increased volatility.

Delays in payments from third parties could result in revenues being less than expected.

A portion of our supply chain financial services business, when commenced, will be predicated on buying receivables from companies at a discount to the amount due on such receivables. If we do not receive payment on such receivables in the timeframe expected, we would not be able to redeploy such capital to purchase additional receivables. This could result in significantly reduced revenues and poorer than expected results of operations.

We may be unable to manage the risk of customer defaults, which could adversely affect the value of our Accounts Receivable.

We require Know Your Customer (“KYC’) checks to be performed on all of our customers. We apply stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our supply chain financial services and enterprise solutions on a case-by-case basis to mitigate risks exposure. However, if our customer defaults, it will impact the value of our Accounts Receivables, causing an increase in the Days' Sales Outstanding (“DSO”) Ratio or allowance of doubtful accounts.

As we expand our business, we intend to develop new end-market and customers by further strengthening our existing relationships with technology companies. Failure to develop or execute this growth strategy will have a material adverse effect on our net revenue.

Our success in the development of supply chain financial services and enterprise solutions will depend, in significant part, on our ability to continue to leverage our existing relationships with technology companies. If we are unable to quickly develop a channel to cross sell our new service offerings and leverage our relationships as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer.

Our competitive position could decline if we are unable to obtain additional financing to fund our growing business.

We believe that our current cash will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to support more rapid expansion, respond to competitive pressures or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop or enhance our services, or otherwise respond to competitive pressures would be significantly limited.

Loss of key customers may adversely impact our net revenue.

We generate the majority of our net revenue from a small number of key customers, and we anticipate that a relatively small number of key customers will continue to account for a significant portion of our net revenue in the foreseeable future. Should we lose, receive reduced orders from, or experience any adverse change in our relationship with any of our key customers, or should they decide to use solutions provided by other companies, we will suffer a substantial loss in net revenue.

The end-markets in which we operate are highly competitive and fragmented. Competition may intensify in the future, and if we fail to compete effectively, our business will be harmed.

Pressures from current or future competitors could cause our solutions to lose market acceptance or require us to significantly modify our pricing to keep and attract customers. Our competitors often have longer operating histories, stronger customer and supplier relationships, larger technical staffs and sales forces, and/or greater financial, technical and marketing resources than we do. As we start to provide supply chain financial services and enterprise solutions, we face competition from other design house and service providers such as Eternal Asia Supply Chain Management Limited.

We may be unable to manage rapid growth and a changing operating environment, which could adversely affect our ability to serve our customers and harm our business.

We have limited operational, administrative and financial resources, which may be inadequate to grow our business. If we are unable to manage our growth effectively, the quality of our solutions could deteriorate and our business may suffer. As our customer base increases, we will need to:

•	continue training, motivating and retaining our existing employees, and attract and integrate new qualified employees;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	take enhanced measures to protect any proprietary materials we develop.

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

Integrating an acquired company or technology is complex, distracting and time consuming, as well as a potentially expensive process. The successful integration of an acquisition would require us to:

•	integrate and retain key management, sales, and other personnel;

•	incorporate the acquired products or capabilities into our offerings;

•	integrate and support pre-existing customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

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

We continue to act as the guarantors of certain subsidiaries that we sold to Envision Global Group (now known as Cogobuy Group) and Brilliant Group Global Limited for existing credit facilities granted to those disposed subsidiaries. If any of those disposed subsidiaries fail to meet their repayment obligations, our operating results would be adversely affect by any amounts we could become liable to cover on their behalf.

On October 23, 2012, we entered into a Sale and Purchase Agreement (the “Cogobuy Agreement”) with Envision Global Group (now known as Cogobuy Group, “Cogobuy”), an entity owned by Mr. Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which we sold certain subsidiaries (the “First Disposal Group”) to Cogobuy for a total consideration of USD78 million (the “Cogobuy Transaction”). The transaction was completed on November 15, 2012 and the entire purchase price was fully received in 2012. Pursuant to the terms of the Cogobuy Agreement, guarantees to banking institutions among our remaining subsidiaries after the disposal on November 15, 2012 and the borrowing entities within the First Disposal Group will be maintained for a transitional period up to December 31, 2014. We charge a guarantee fee of USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Cogobuy each quarter.

On September 23, 2013, we entered into a Sale and Purchase Agreement (the “Brilliant Agreement”) with Brilliant Group Global Limited (“Brilliant”), an entity owned by Mr. Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which we sold certain subsidiaries (the “Second Disposal Group”) to Brilliant for a total consideration of USD80 million. The transaction was completed on November 20, 2013 and the entire purchase price was fully received in 2013. Certain entities within the Second Disposal Group were subsequently sold by Brilliant to Cogobuy. Pursuant to the terms of the Brilliant Agreement, guarantees to banking institutions among our remaining subsidiaries after the disposal on November 20, 2013 and the borrowing entities within the Second Disposal Group, which were among the entities that were sold by Brilliant to Cogobuy , will be maintained for a transitional period up to December 31, 2014. We charge a guarantee fee of USD750,000, as determined with reference to the guarantee fee chargeable by banks, to Brilliant each quarter.

If the borrowing entities within the First Disposal Group and the Second Disposal Group, Cogobuy or Brilliant fails to repay the banks or its suppliers or customers, we will become liable for the amounts owed by the borrowing entities within the First Disposal Group or the Second Disposal Group under the terms of its agreements with such creditors, which could materially and adversely affect our operating results and financial condition.

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

Further, our subsidiaries which were being regarded as software and integrated circuit design enterprises were each granted a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective.

PRC government control of currency conversion may affect our ability to meet foreign currency obligations.

Because the majority of our net revenue are denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to meet our foreign currency obligations, such as settling the purchase of materials which may be denominated in USD. The principal regulation governing foreign currency exchange in the PRC is the Foreign Currency Administration Rules (1996), or the Rules, as amended. Under the Rules, once certain procedural requirements are met, RMB is convertible for current account transactions, including trade and service-related foreign exchange transactions and dividend payments, but not for capital account transactions, including direct investment, loans or investments in securities outside the PRC, without prior approval of the PRC State Administration of Foreign Exchange (“SAFE”), or its local counter-parts. Since a significant amount of our future revenues will continue to be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in the PRC to fund our business activities outside of the PRC, if any, or expenditures denominated in foreign currencies, or our ability to meet our foreign currency obligations, which could have a material adverse effect on our business, financial condition and results of operations. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB with respect to foreign exchange transactions.

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

Substantially all of our operations are conducted through our PRC operating companies. The ability of our PRC operating companies to make dividends and other payments to us may be restricted by factors such as changes in applicable foreign exchange and other laws and regulations. For example, under the regulations discussed above, the foreign exchange activities of our present or prospective PRC subsidiaries are conditioned upon the compliance with the SAFE registration requirements by the shareholders of our offshore entities who are PRC residents. Failure to comply with these SAFE registration requirements may substantially restrict or prohibit the foreign exchange inflow to and outflow from our PRC subsidiaries including remittance of dividends and foreign-currency-denominated borrowings by these PRC subsidiaries. In addition, our PRC operating companies are required, where applicable, to allocate a portion of their net profit to certain funds before distributing dividends, including at least 10% of their net profit to certain reserve funds until the balance of such fund has reached 50% of their registered capital. These reserves can only be used for specific purposes, including making-up cumulative losses of previous years, conversion to equity capital, and application to business expansion, and are not distributable as dividends. Our PRC operating companies are also required, where applicable, to allocate an additional 5% to 10% of their net profits to the common welfare fund. The net profit available for distribution from our PRC operating companies is determined in accordance with generally accepted accounting principles in the PRC, which may materially differ from a determination performed in accordance with U.S. GAAP. As a result, we may not receive sufficient distributions or other payments from these entities to enable us to make dividend distributions to our shareholders in the future, even if our U.S. GAAP financial statements indicate that our operations have been profitable. For additional details regarding the taxation risk of dividend distributions from our PRC operating companies, please see “Risk Factors – Our global income and your capital gain may be subject to PRC tax under the new PRC tax law, which may have an effect on our results of operations and your investments, respectively.”

Fluctuations in exchange rates could adversely affect our business.

Because a substantial majority of our earnings and cash assets are denominated in RMB, fluctuations in the exchange rate between the USD and the RMB will affect the relative purchasing power of any proceeds from a financing and our balance sheet and earnings per share in USD following such transaction. In addition, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value any dividend we may issue that will be exchanged into USD and earnings from and the value of any U.S. dollar-denominated investments we make in the future. In addition, a depreciation of the RMB relative to the U.S. dollar would have the effect of reducing our U.S. dollar-translated net revenue and increasing the debt servicing requirements for our U.S. dollar-denominated debt. On the other hand, the appreciation of the RMB would make our customers’ products more expensive to purchase outside of the PRC because many of our customers are involved in the export of goods, which could adversely affect their sales, thereby eroding our customer base and adversely affecting our results of operations.

Since July 2005, the RMB has no longer been pegged to the U.S. dollar. Although currently the RMB exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 2.0% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, the PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

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

Although this regulation is no longer new, there is still some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for any prior transactions or offerings, we may face sanctions by the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operation privileges in the PRC, delay or restrict the repatriation of the proceeds from any offerings into the PRC, restrict or prohibit payment or remittance of dividends, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

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

Under the previous PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC are exempt from PRC withholding tax. We have been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the new PRC tax law which became effective on January 1, 2008, however, dividends payable from earnings accumulated beginning on January 1, 2008 by a PRC resident enterprise to its foreign corporate investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. According to the Agreement between the Mainland China and Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and its relevant regulations, dividends paid by a PRC resident enterprise to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the Hong Kong investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the PRC resident enterprise for the past twelve months before the dividend distribution). The new PRC tax law provides, however, that dividends distributed between qualified resident enterprises will be exempted. Dividends distributed between qualified resident enterprises refer to the dividends derived by a PRC resident enterprise from its direct investment in another PRC resident enterprise. In addition, we have been advised by our PRC counsel, Commerce & Finance Law Offices, that under the new PRC tax law, foreign corporate investors may be subject to a 10% PRC tax upon any gain they realize from the transfer of our ordinary shares, if such income is regarded as income from “sources within the PRC.” We have been advised by Commerce & Finance Law Offices that it is uncertain whether such income would be regarded as income from “sources within the PRC” because whether the Company would be regarded as a “PRC resident enterprise” is not clear. If we are required under the new PRC tax law to withhold PRC withholding tax on our dividends payable to our non-PRC shareholders, or such shareholders are subject to PRC tax on any gains on the transfer of their shares, the investment of such shareholders in our ordinary shares may be affected.

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

Moreover, the State Administration of Taxation (“SAT”) released Circular Guoshuihan No. 698 (“Circular 698”) on December 10, 2009 that reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles.  Circular 698 is retroactively effective from January 1, 2008.  Circular 698 addresses indirect equity transfers as well as other issues.  According to Circular 698, where a non-resident investor that indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the foreign sourced income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement.  The tax authorities in charge will evaluate the offshore transaction for tax purposes.  In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form.  If SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer.  Since Circular 698 has a short history, there is uncertainty as to its application.  We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we (or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations.  If Circular 698 applies to us (or a non-resident investor), we (or a non-resident investor) will be obligated to make a tax return filing with the relevant PRC tax authority in accordance with PRC tax laws and regulations.  Failure to do so will subject us (or a non-resident investor) to fines up to RMB10,000 and possibly tax penalties if the PRC tax authority determines that Chinese income tax is owed.

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

Our independent registered public accounting firm that issued an audit opinion in the financial statements included herein, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB. Since a significant portion of the audit is conducted in China and the work papers related to such portion are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the work papers of our auditors that are located in China are not currently inspected by the PCAOB.

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

Jeffrey Kang, our principal shareholder and chief executive officer, directly and through entities he controls, currently beneficially owns approximately 38.7%  of our issued and outstanding ordinary shares. This significant concentration of share ownership may adversely affect the trading price of our ordinary shares because investors, often perceive a disadvantage in owning shares in a company with only one or very few controlling shareholders. Furthermore, Mr. Kang has the ability to significantly influence the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change of control would benefit you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile, which could result in substantial losses to you.

The trading prices of our ordinary shares have been and are likely to continue to be volatile. Since January 1, 2006, the trading price of our ordinary shares on the NASDAQ Global Market has ranged from USD1.61 to USD22.15 per share, and the last reported sale price on May 12, 2014 was USD2.07 per share. The trading prices of our ordinary shares could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ordinary shares.

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

As of December 31, 2013, we had 27,513,490 ordinary shares outstanding, which shares will be able to be sold in the public market in the near future, subject to, with respect to ordinary shares held by affiliates and shares issued between 12 and 24 months ago, the volume restrictions and/or manner of sale requirements of Rule 144 under the Securities Act. These shares are freely tradable without restriction or further registration, subject to the related prospectus delivery requirements.

As of December 31, 2013, we had 1,184,769 stock options, equity share units, performance shares, warrants and shares issuable in relation to our acquisitions which may result in a significant number of shares entering the public market and the dilution of our ordinary shares. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

The Company was incorporated in the Cayman Islands on April 12, 2011 under the name of “Cogo Group Cayman, Inc.” for the sole purpose of effectuating the redomestication of the Company’s predecessor, Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”).

The redomestication merger was approved by the shareholders of Cogo Maryland on July 25, 2011, pursuant to which each new ordinary share in the Company was issued in exchange for one share of common stock of Cogo Maryland held by the shareholders. The redomestication became effective August 4, 2011. After the closing of the redomestication merger, the Company changed its name to Cogo Group, Inc. and Cogo Maryland ceased to exist. On November 20, 2013, the Company further changed its name to Viewtran Group, Inc.

Cogo Maryland, formerly known as Trident, was incorporated in 1917. On July 22, 2004, Trident, which was a public reporting company that ceased operations in 2000, acquired all of the outstanding capital stock of Comtech Cayman, in exchange for the issuance of approximately 91.2% of the then-outstanding shares of its common stock to the shareholders of Comtech Cayman. On August 2, 2004, Trident changed its name from Trident to Comtech Group, Inc. and on May 13, 2008, further changed its name to Cogo Group, Inc. Cogo Maryland ceased to exist after the abovementioned redomestication merger.

Our registered office is c/o Abacus Management Limited, Ground Floor Elizabethan Square, George Town, P.O. Box 2499, Grand Cayman, KY1-1104 Cayman Islands.

Sale of Certain Subsidiaries during the year ended December 31, 2012

On October 23, 2012, we entered into the Cogobuy Agreement with Cogobuy, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer, pursuant to which we sold the First Disposal Group to Cogobuy for a total consideration of USD78 million. The purchase price, which was based on the results of an independent appraisal, was fully received and the transactions contemplated by the Agreement closed on November 15, 2012.

Pursuant to the terms of the Cogobuy Agreement and the Services Agreement dated November 14, 2012, guarantees to banking institutions among our remaining subsidiaries after the disposal on November 15, 2012 and the borrowing entities within the First Disposal Group will be maintained for a transitional period through December 31, 2014. We charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Cogobuy each quarter. We also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the First Disposal Group. Service fees are charged at pre-determined rates over usage and revenue generated by the First Disposal Group as stipulated in the Services Agreement.

The Cogobuy Agreement also contains a non-competition clause, pursuant to which we and Cogobuy agreed not to compete with each other’s business for a period of two years from closing. Additionally, we and Cogobuy agreed to make reasonable efforts to maintain the operations of Cogobuy and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries.

Sale of Certain Subsidiaries during the year ended December 31, 2013

On September 23, 2013, we entered into the Brilliant Agreement with Brilliant, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer, pursuant to which we sold the Second Disposal Group to Brilliant for a total consideration of USD80 million. The transaction was completed on November 20, 2013 and the entire purchase price was fully received in 2013. Certain entities within the Second Disposal Group were subsequently sold by Brilliant to Cogobuy during 2013.

Pursuant to the terms of the Brilliant Agreement, guarantees to banking institutions among our remaining subsidiaries after the disposal on November 20, 2013 and the borrowing entities within the Second Disposal Group will be maintained for a transitional period through December 31, 2014. We charge a guarantee fee amounting to USD750,000, as determined with reference to the guarantee fee chargeable by banks, to Brilliant each quarter.

We and Brilliant agreed to make reasonable efforts to maintain the operations of Brilliant and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries.

Company Overview

Prior to November 20, 2013, we principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the PRC and other overseas countries. We also provided technology and engineering services, business process outsourcing and other related services in the PRC. We had focused on the digital media, telecommunications equipment and industrial business end-markets in the PRC. In the digital media end-market, we had provided mobile handset and module solutions for functionalities such as CMMB mobile TV, motion sensor, camera, power supply and Bluetooth as well as solutions for high definition digital set-top box, GPS and solutions for Tablets. In the telecommunications equipment end-market, we had provided solutions for PSTN switching, optical transmitters, electrical signal processing and optical signal amplification; in the industrial business end-market, we had provided industrial solutions for the green energy, auto-electronics and health care sectors

Subsequent to the completion of disposing of the Second Disposal Group to Brilliant, we continued to engage in the sale of medical and healthcare devices and provide technology and engineering services and business process outsourcing services. We also started to provide supply chain financial services and enterprise solutions for the technology industry in the PRC. Currently, our enterprise customers include technology manufacturers and original equipment manufacturers, or OEMs. Our business model is based on receiving service fees for providing enterprise solutions. We have recorded enterprise solutions related revenues of RMB12.5 million for the fiscal year ended December 31, 2013.

We work with manufacturers and distributors to provide working capital and extended-term financing programs. Through our finance programs, manufacturers and distributors may:

•	Reduce credit exposure and shift risk off their balance sheets by selling accounts receivables to us;

•	Provide growth capital to resellers without increased credit risk by accessing credit lines and providing longer payment terms with vendors;

•	Outsource to us credit administration and receivables collection and management; and

•	Outsource to us import and export custom clearance, finance import tax payment and tax-refund collection services.

With our supply chain financial services, our customers can:

•	Improve liquidity by receiving payments for receivables more quickly than they would otherwise receive them;

•	Increase sales and market share by redeploying payments from us more quickly than if they had to wait for receivables to be paid;

•	Reduce concentration risk by selling receivables to us;

•	Lower the cost of capital for domestic and international suppliers; and

•	Meet target payables terms and cost-reduction objectives by outsourcing services to us.

Our enterprise solutions service is a combination of (non-component) equipment system procurement, system software development and technical deployment and maintenance services. We work with manufacturers to provide our customers with flexible, tailor-made, one-stop solutions, such as pure software development, technical deployment services or a combination of hardware, software and technical services. Over the years we have established strong customer relationships where a time-consuming and difficult procurement qualification process may be required for other participants, which we believe serves as a significant barrier. We believe that these close customer relationships, facilitate better understanding of our customers’ time-to-market, technology and cost requirements.

Since the services we provide are customized to fit the needs of our customers, we do not have a fixed fee structure, but instead work with clients to determine the appropriate fees for the services we provide.

We will continue to explore and identify new end-markets and service offerings where we can leverage both our financial strengths and expertise in China’s technology industry.

Competitive Strengths

Over the years, we have developed an understanding of China’s technology industry. While most other supply chain financial services providers are financial institutions with little or no knowledge of China’s technology industry, our understanding of the industry allows us to shorten assessment and approval time and provide value added services such as custom clearance and tax refund services. We believe that our supply chain financial services, when combined with our industry knowledge, enhance the core competitiveness of our enterprise customers, helping them achieve optimal allocation of resources and reduce business risks.

Strategy

We will look for opportunities to expand into new end markets that we believe represent significant profitability and growth opportunities. We believe we can leverage the customer relationships we developed while operating the First Disposal Group and the Second Disposal Group, which has approximately 1,800 enterprise customers, of which more than 50 have been using our new services.

Customers

Our enterprise solutions business has approximately 50 customers, including manufacturers in the technology industry and industry participants supporting OEMs, such as sub-system designers and contract manufacturers in the PRC. We apply a stringent credit policy and our risk controllers identify potential risks and assist our account managers in structuring our enterprise solutions business on a case-by-case basis to mitigate risks exposure. Credit limits are established for each account based on the assessment of the customer's ability to pay and reviewed at least once every year. Adjustments to credit limits are subject to further assessments and approvals.

Sales and Marketing

We generate enterprise solutions business through sales directors, account managers and sales support staff. Our sales directors are responsible for establishing sales strategy and setting objectives for specific customer accounts. Each account manager is dedicated to a specific customer account and is responsible for the day-to-day management of that customer relationship. Account managers work closely with customers to identify and meet their cost and objectives.

Our supply chain financial services have not yet commenced in 2013. Once commenced, our new business development account managers will initiate and seek to maintain long-term, multi-level relationships with customer accounts and work closely with customers on new business opportunities throughout the supply-chain cycle.

Competition

We believe that the principal competitive factors affecting the markets for our engineering services include:

•	understanding our customers’ time-to-market and capital requirements;

•	pricing and efficiency;

•	customer relationships; and

•	financial support.

We believe that we compare favorably with respect to each of these criteria because we know the Chinese technology industry and have established solid customer relationships through the component distribution business and can customize service and pricing based on the needs of the customers. We face competition from other design house and service providers such as Eternal Asia Supply Chain Management Limited.

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

Organizational Structure

The following chart illustrates our organizational structure as of December 31, 2013:

VIEWTRAN GROUP, INC.
GROUP CHART

Viewtran Group, Inc. (investment holding/ 1917 Maryland/ 2011 Cayman Islands -redomesticated) Nasdaq: VIEW
Cogo, Inc. (investment holding/ April 26, 2002/ Cayman Islands)
Viewtran Technology Limited (investment holding/ Dec 6, 2002/ Cayman Islands)
Keen Awards Limited (active/ acquired Aug 1, 2007/ HK)
Comtech (Taiwan) Holding (investment holding/ Mar 18, 2010/ BVI)
Crown Tech Investments Limited (investment holding/ Sep 22, 2010/ BVI)
Comtech Development Holdings Limited (investment holding/ Jan 8, 2013/ BVI)
MDC Tech International Holdings Limited (investment holding/ acquired Jan 3, 2011/ BVI)
Viewtran Technology (Shenzhen) Co., Limited (active/ Jul 12, 2000/ PRC)
Comtech Worldwide (Taiwan) Limited (active/ Apr 1, 2010/ HK)
Crown Hill Technology Limited (active/ Oct 14, 2010/ HK)
Comtech Development (HK) Limited (investment holding/ Jan 28, 2013/ Hong Kong)
MDC Tech Inc. Limited (active/ Nov 30, 2010/ HK))
Chengdu Comtech Communication Technology Company Limited (active/ Oct 21 ,2010/ PRC)
Comtech Worldwide (Taiwan) Limited Taiwan Branch (active/ Sep 6, 2011/ Taiwan)
Beijing Comtech Ewit Electric Co., Ltd. (active/ May 17, 2011/ PRC)
Qianhai Cogobuy.com (Shenzhen) Limited (active/ May 27, 2013/ PRC)
Mega Smart (Shenzhen) Limited (active/Jul 16, 2009 PRC)
Wuhan Comtech Communication Technology Company Limited (active/ Nov 1, 2010/ PRC)
Mega Sky (Shenzhen) Limited (active/ Nov 29, 2009/PRC)
Nanjing Youyingjie Communication Technology Company Limited (active/ Nov 12, 2010/ PRC)
Comtech Innovative Communication Technologies (shenzhen) Limited (active/ Jan 16, 2013/ PRC)
Beijing JJT Limited (inactive/ Feb 28, 2008/ PRC)

100% unless noted

The following table sets forth our subsidiaries which principally affect our results of operations and financial condition as of December 31, 2013 and 2012:

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2013	2012
Comtech Broadband Technology (Shenzhen) Co., Ltd. (Formerly known as “Comloca Technology (Shenzhen) Company Limited”) (“Comtech Broadband SZ”)	PRC	-	100%	Sales of electronics components and related products (note a)

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	-	70%	Sales of electronics components and related products (note a)

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	-	100%	Sales of electronics components and related products (note a, c and d)

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2013	2012
Shanghai Comtech Electronic Technology Company Limited (“Shanghai Comtech”)	PRC	-	100%	Sales of electronics components and related products (note a, b and d)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	-	100%	Sales of electronics components and related products (note a and d)

Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	-	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services (note a)

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	-	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products (note a)

Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	-	100%	Sales and development of industrial applications, microcontrollers and complementary products (note a)

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

MDC Tech Inc. Limited (“MDC”)	Hong Kong	100%	100%	Sales of medical and healthcare devices and provision of enterprise solutions in industrial end-markets

Note a	These entities were included in the Second Disposal Group and were disposed by us on November 20, 2013.

Note b	Prior to the disposal of the Second Disposal Group, we, through our wholly-owned subsidiary, entered into legal arrangements with the legal shareholder of Shanghai Comtech in 2012 pursuant to which the legal shareholder of Shanghai Comtech agreed to hold the equity interest in Shanghai Comtech on behalf of our wholly-owned subsidiary, and waived its full rights and risks of ownership of the equity interests in favour of our wholly-owned subsidiary. Accordingly, we had control over Shanghai Comtech through such legal arrangements.

Both Shanghai Comtech and our above mentioned wholly-owned subsidiary were included in the Second Disposal Group and were disposed by us on November 20, 2013.

Note c	Prior to the disposal of the Second Disposal Group, we exercised our control over Shenzhen Comtech through legal arrangements between Shenzhen Comtech’s legal shareholders and our wholly-owned subsidiary. The legal shareholders of Shenzhen Comtech are Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group, who hold 1% and 99% equity interest in Shenzhen Comtech respectively. The legal shareholders agree to hold the equity interest in Shenzhen Comtech on behalf of our wholly-owned subsidiary, and waive their full rights and risks of ownership of the equity interests in favor of our wholly-owned subsidiary.

Both Shenzhen Comtech and our above mentioned wholly-owned subsidiary were included in the Second Disposal Group and were disposed by us on November 20, 2013.

Note d	Prior to January 1, 2012, the legal shareholders of Shanghai E&T were Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and was bound by legal arrangements, similar to those as described in notes (b) and (c), with our wholly-owned subsidiary relating to his holding of 5% equity interest in Shanghai E&T and agreed to hold on behalf of our wholly-owned subsidiary waiving his full rights and risks of ownership of the equity interests in favor of our wholly-owned subsidiary.

On January 1, 2012, we instructed Shenzhen Comtech and Honghui Li to transfer 76% and 5% of their respective equity interest in Shanghai E&T to Shanghai Comtech. After the transfer, the legal shareholders of Shanghai E&T are Shenzhen Comtech and Shanghai Comtech, subsidiaries which we exercises our controls through legal arrangements (see note (b) for Shanghai Comtech and note (c) for Shenzhen Comtech), with equity interest of 19% and 81% respectively.

Shanghai Comtech, Shenzhen Comtech and Shanghai E&T were included in the Second Disposal Group and were disposed by us on November 20, 2013.

Property, Plant and Equipment

We lease properties with a total area of approximately 27,824 square feet in 5 locations in the PRC including Shenzhen, Beijing, Wuhan, Chengdu and Nanjing. Approximately 4,305 square feet is for our corporate headquarters located in Shenzhen, approximately 23,519 square feet is our representative offices located in the other cities. These leases have remaining terms ranging from 2 to 11 months.

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

Overview

Prior to November 20, 2013, we were principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the PRC and other overseas countries. We also provided technology and engineering services, business process outsourcing and other related services in the PRC. On September 23, 2013, we entered into the Brilliant Agreement and on November 20, 2013, we disposed the Second Disposal Group to Brilliant. Subsequent to the completion of disposing of the Second Disposal Group to Brilliant, we continued to engage in the sale of medical and healthcare devices and provide technology and engineering services and business process outsourcing services. We also started to provide supply chain financial services and enterprise solutions for the technology industry in the PRC. We expect to incur losses in the near term as we continue to restructure ourselves to separate in our new businesses.

Principal Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

Revenue mix. Our net revenue and gross profit are affected by our product mix. Since the third quarter of 2013, service revenue, which have generally higher profit margins than our component sales revenue, constituted an increased portion of our total net revenue.

Growth by entering new end-markets and leveraging our customer base. Our success in the development of supply chain financial services and enterprise solutions will depend, in significant part, on our ability to continue to leverage our existing relationships with the customers of the First Disposal Group and the Second Disposal Group. If we are unable to quickly develop a channel to cross sell our new service offerings and leverage our relationships as anticipated, our return on our investment with respect to these efforts may be lower than anticipated and our operating results may suffer.

Competitive Strengths. Over the years, we have developed an understanding of China’s technology industry. While most other supply chain financial services providers are financial institutions with little or no knowledge of China’s technology industry, our understanding of the industry allows us to shorten assessment and approval time and provide value added services such as custom clearance and tax refund services. We believe that our supply chain financial services, when combined with our industry knowledge, enhance the core competitiveness of our enterprise customers, helping them achieve optimal allocation of resources and reduce business risks.

Net Revenue

Product sales

For product sales, we did not charge our customers an independent design fee. Instead, our business model was to generate revenue by reselling a limited number of specific components required in our module reference design. The difference between the purchase price we paid our suppliers for these components and our sales price to the customer for these components compensated us for our design, technical support and distribution services. Our net revenue is net of a 17% value-added tax, or VAT. Costs incurred for the design of modules were expensed as incurred and recorded as research and development expense in the Company’s consolidated statements of comprehensive income/(loss).

Service Revenue

We provide enterprise solutions for the technology industry in the PRC. We generate revenue for these services when our services are rendered and acknowledged by our customers. Our service revenue is net of business tax, if any. Enterprise solution services are provided on a time-and-material basis or as a fixed-price contract and the contract terms range between two weeks to eleven months. Given the short duration of service contracts, revenue is recognized when services under relevant contracts have been delivered.

Cost of Sales

Our cost of sales comprises cost of goods sold and cost of services.

Cost of Goods Sold

Cost of goods sold primarily consisted of the purchase of components from suppliers. We developed our customized module design solutions based on specific technology components purchased from suppliers in our targeted end-markets.

Cost of Services

Cost of service consist of direct staff costs and other direct related costs for providing engineering and technology services including training and materials.

Operating Expenses

Selling, General and Administrative Expenses

Our selling expenses include expenditures to promote our products and gain a larger customer base, personnel expenses and travel and entertainment costs related to sales and marketing activities, and freight charges. We expense all these expenditures as they are incurred. Selling expenses are expected to continue to grow in the future as we expand into new supply chain financial services and enterprise solutions end-markets. Also included in selling expenses are allowances for doubtful accounts.

General and administrative expenses include compensation and benefits for our general and administrative staff, professional fees, amortization of intangible assets, foreign exchange losses and general travel and entertainment costs. We expense all general and administrative expenses as they are incurred. While we expect our business to grow for the foreseeable future, we expect that general and administrative expenses will remain stable as a result of more efficient use of labor and resources.

Research and Development Expenses

Prior to our disposal of the Second Disposal Group, we had approximately 23 engineers and other technical employees engaged in research and development related activities to develop new customized module design solutions targeted at the telecommunications equipment, industrial business and digital media industries, and the research and development expenses consisted primarily of salaries and related costs of the employees that were engaged in research, design and development activities; the costs for design and testing; the cost of parts for prototypes; equipment depreciation; and third party development expenses. We expensed research and development expenses as they are incurred. These cost are expected to be reduced subsequent to the disposal of the Second Disposal Group.

Noncontrolling Interests

Noncontrolling interests prior to the disposal of the Second Disposal Group consisted of 40% and 30% of the outstanding equity interest in Comtech Digital and Comtech Broadband, respectively. For the year ended December 31, 2013, approximately 64.9% and 7.1% of our total net revenue was generated through Comtech Broadband and Comtech Digital, respectively. We have no noncontrolling interests after the disposal of the Second Disposal Group.

Taxation

We and our subsidiaries file separate income tax returns.

USA

Cogo Maryland was incorporated in the United States, and was subject to United States federal income taxes. On August 4, 2011, Cogo Maryland redomesticated from the State of Maryland, USA, to the Cayman Islands, through a redomestication merger with and into its indirect wholly owned subsidiary, Viewtran Group, Inc. (formerly known as Cogo Group Cayman, Inc.), a company formed on April 12, 2011 under the laws of the Cayman Islands (“Viewtran”). Assuming (as discussed below) that Viewtran will be treated as a U.S. corporation for U.S. federal income tax purposes, Cogo Maryland should not recognize gain or loss as a result of the redomestication merger.

Section 7874(b) of the Code generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States, will be treated as a U.S. corporation for U.S. federal income tax purposes if (i) the acquiring corporation, together with all corporations connected to it by a chain of greater than 50% ownership by vote and value (the “expanded affiliated group”), does not have substantial business activities in the country in which the acquiring corporation is organized, compared to the total worldwide business activities of the expanded affiliated group, and (ii) shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of either the voting power or the value of the stock of the acquiring corporation after the acquisition (ignoring for this purpose certain shares of the acquiring corporation held by members of its expanded affiliated group and, pursuant to temporary regulations under Sections 7874, counting as shares certain options or warrants). If Section 7874(b) were to apply to the redomestication merger, then Viewtran, as the surviving entity, would be subject to U.S. federal income tax on its worldwide taxable income following the redomestication merger as if it were a U.S. corporation, and Cogo Maryland should not recognize gain (or loss) as a result of the redomestication merger for U.S. federal income tax purposes.

After the completion of the redomestication merger, it is not expected that any shares of Viewtran would be held by any member of an expanded affiliated group that includes Viewtran. In addition, after the redomestication merger, as a result of which Viewtran directly acquired all of the assets of the Cogo Maryland, it is expected that the former stockholders of Cogo Maryland (including option or warrant holders treated as owning shares of common stock of Cogo Maryland pursuant to the temporary regulations under Section 7874) should be considered to own, by reason of owning (or being treated as owning) stock of the Cogo Maryland, more than 80% of the voting power and the value of Viewtran’s ordinary shares (including any options or warrants treated as ordinary shares of Viewtran pursuant to the temporary regulations promulgated under Section 7874). Moreover, after the redomestication merger, it is expected that the expanded affiliated group that would include Viewtran will not conduct any substantial business activities in the Cayman Islands as compared to the total worldwide business activities of such expanded affiliated group. Accordingly, it is expected that Section 7874(b) should apply and that Viewtran would be treated as a U.S. corporation for U.S. federal income tax purposes.  However, due to the absence of full guidance on how the rules of Section 7874(b) will apply to the transactions contemplated by the redomestication merger (and the subsequent operations of Viewtran, as well as members of its expanded affiliated group), this result is not entirely free from doubt. If, for example, Section 7874(b) were determined not to apply to the redomestication merger, and Viewtran were treated as a foreign corporation for U.S. federal income tax purposes as a result of the redomestication merger, then, among other things, the Cogo Maryland would be required to recognize gain (but not loss) under Section 367 of the Code equal to the excess, if any, of the fair market value of each of its assets over such asset’s adjusted tax basis at the effective time of the redomestication merger.

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

Hong Kong

Our subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax on profits arising from Hong Kong. The applicable profits tax rate is 16.5% for 2011, 2012 and 2013. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

PRC

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax law (the “CIT law”) which revised the PRC statutory income tax rate to 25%. The CIT law was effective on January 1, 2008. Accordingly, our PRC subsidiaries are subject to income tax at 25% effective from January 1, 2008 unless otherwise specified.

Prior to January 1, 2008, our subsidiaries located in the Shenzhen Special Economic Zone (the “Shenzhen Subsidiaries”) were entitled to the preferential tax rate of 15%. In addition, the Shenzhen Subsidiaries, being production oriented foreign investment enterprises, were each entitled to a tax holiday of two-year tax exemption followed by three-year 50% tax reduction starting from the first profit making year from the PRC tax perspective (“2+3 tax holiday”) under the then effective tax regulations.

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

Further, subsidiaries being regarded as software and integrated circuit design enterprises were each granted a 2+3 tax holiday.

As a result of the incentives above, our operations have historically been subject to relatively low tax liabilities, which increase in the near future. See “Risk Factors – Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.”

Basis of Presentation

In order to exercise control over Shenzhen Comtech (a PRC operating company legally permitted to engage in a commodity trading business), without direct shareholding by us (a U.S.-listed company and therefore a foreign-invested entity), we entered into contractual agreements with Honghui Li, our vice president, and Huimo Chen, the mother of Jeffrey Kang, our chief executive officer, so that we exercise control over Shenzhen Comtech,. We also entered into a contractual agreement with Comtech (China) Holding Limited (a subsidiary disposed in November 2012) such that we exercise control over Shanghai Comtech. Shenzhen Comtech and Shanghai Comtech, in turn, jointly own Shanghai E&T.

Shenzhen Comtech, Shanghai Comtech and Shanghai E&T were included in the Second Disposal Group and were disposed to Brilliant on November 20, 2013.

In accordance with the contractual arrangements as described above, we had exclusive authority over all decision making related to the ongoing, major, or central operations of Shenzhen Comtech and Shanghai Comtech (collectively, the “Subsidiaries held under Deeds”). The relevant rights on decision making were forfeited by the legal shareholders under the legal arrangements. We also had exclusive authority over all decision making related to the total sharing of profit or loss of the Subsidiaries held under Deeds as well as the ability to establish and implement policy for dissolving them. In addition, we had the rights to sell or transfer the shareholding of the Subsidiaries held under Deeds. These rights were forfeited by the legal shareholders under the legal arrangements. We had significant financial interests in the Subsidiaries held under Deeds that provided us with the right to receive income, both as ongoing revenue and as proceeds from the sale of its interests in the Subsidiaries held under Deeds, in an amount that fluctuates based on the performance of the operations of the Subsidiaries held under Deeds and the change in the fair value thereof. Based on the above, in conformity with U.S. GAAP, we had effective ownership and control over the Subsidiaries held under Deeds and, therefore, the financial position and results of operations of the Subsidiaries held under Deeds have been consolidated into our consolidated financial statements. For additional details regarding these contractual agreements, see “Item 7B. Related Party Transactions.”

Subsequent to the disposal of the Second Disposal Group, we have no subsidiaries that are controlled though contractual arrangements.

Following the disposal of the Second Disposal Group on November 20, 2013, the results of the Second Disposal Group have been reported as discontinued operations for fiscal 2013 and the comparative figures for fiscal 2012 and fiscal 2011 are reclassified as discontinued operations. In addition, in connection with the disposal of the Second Disposal Group, we reassessed the classification of the results of First Disposal Group on our consolidated statements of comprehensive income and concluded that the First Disposal Group should be reclassified as discontinued operations for all periods presented as the cash flows to be received from us from continuation of activities with the First Disposal Group are no longer expected to be significant as a result of the disposal of the Second Disposal Group.

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

Valuation of Long-Lived Assets. We assess the impairment of long-lived assets, which include goodwill, identifiable intangible assets, and property and equipment ("P&E”), at least annually for goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable for all long-lived assets. Changes in the underlying business could adversely affect the fair value of the enterprise and intangible asset and P&E asset groups. Important factors which could require an impairment review include: (i) underperformance relative to expected historical or projected future operating results; (ii) changes in the manner of use of the assets or the strategy for our overall business; (iii) negative industry or economic trends; (iv) our enterprise fair value relative to net book value.

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

Our impairment evaluation of goodwill was based on comparing the fair value to the carrying value of our reporting units. The reporting units’ fair value was measured using a combination of the market and income approaches. If we fail to deliver new products, if the products fail to gain expected market acceptance, or if market conditions fail to materialize as anticipated, our revenue and cost forecasts may not be achieved and we may incur charges for goodwill impairment, which could be significant and could have a material negative effect on our results of operations. Please refer to “Impairment loss of goodwill” under “Results of operations” below for details of impairment loss of goodwill.

The net book values of these tangible and intangible long-lived assets at December 31, 2013 and 2012 were as follows:

	Years ended December 31,
	2013				2012
	Amount (in millions)
Property and equipment, net	USD	5.7	RMB	34.4	RMB	17.5
Intangible assets, net		10.1		61.0		128.8

Total net book value	USD	15.8	RMB	95.4	RMB	146.3

Allowance for Doubtful Accounts. We establish an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security from our customers. As of December 31, 2013, our accounts receivables balance was RMB346.8 million (USD57.3 million), net of a RMB18.7 million (USD3.1 million) allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances.

Share-based Compensation. We applied ASC 718, Compensation—Stock Compensation. ASC 718 requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. Furthermore, we estimate forfeitures at the time of grant and record share-based compensation expense only for those awards that are expected to vest. If actual forfeitures differ from those estimates, we revise the estimates used in subsequent periods which will affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. ASC 718 was adopted using the modified prospective method of application. Under this method, we record share-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006 and for share-based awards granted after January 1, 2006. Compensation cost is recognized on a straight line basis over the requisite service period, which is generally the same as the vesting period. Since the adoption of ASC 718, we have only granted equity share unit and performance shares to minimize the level of estimation. Our share-based compensation expense for the years ended December 31, 2013 and 2012 was RMB50.3 million (USD8.3 million) and RMB65.9 million, respectively.

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

At each balance sheet date, we assess the need to establish a valuation allowance that reduces deferred tax assets when it is more likely than not that all, or some portion, of the deferred tax assets will not be realized. A valuation allowance would be based on all available information including our assessment of uncertain tax positions and projections of future taxable income from each tax-paying component in each jurisdiction, principally derived from business plans and available tax planning strategies. The deferred tax asset balance is analyzed regularly by management. Based on these analyses, we have determined that our deferred tax asset is irrecoverable and full valuation allowance is provided as of December 31, 2013. Projections of future taxable income incorporate several assumptions of future business and operations that are apt to differ from actual experience. If, in the future, our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, the valuation allowance against our deferred tax asset may be adjusted.

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

Results of Operations

Following the disposal of the Second Disposal Group on November 20, 2013, the results of the Second Disposal Group have been reported as discontinued operations for fiscal 2013 and the comparative figures for fiscal 2012 and fiscal 2011 are reclassified as discontinued operations. In addition, in connection with the disposal of the Second Disposal Group, we reassessed the classification of the results of the First Disposal Group on our consolidated statements of comprehensive income and concluded that the First Disposal Group should be reclassified as discontinued operations for all periods presented as the cash flows to be received from us from continuation of activities with the First Disposal Group are no longer expected to be significant as a result of the disposal of the Second Disposal Group. For a detailed discussion of discontinued operations, see Item 18: Financial Statements—Notes to Consolidated Financial Statements—Note 7. The discussion of continuing operations is as below:

Year ended December 31, 2013 compared to year ended December 31, 2012

Net Revenue. Total net revenue increased by RMB513.2 million (USD84.8 million), in 2013 when compared to 2012. The increase was mainly due to the start-up of new business in 2013.

Gross Profit. Gross profit was RMB121.9 million (USD20.1 million) in 2013, an increase of RMB116.9 million (USD19.3 million), when compared to RMB5.0 million in 2012. Gross margin was 22.8% in 2013, compared to 24.5 % in 2012. The increase in gross profit is consistent with the increase in sales due to the continued expansion in the industrial and digital media and telecommunications end-markets during the year. The decrease in gross margin is primarily attributable to the change in revenue mix, whereby the increased sales in the digital media and telecommunications equipment end-markets had lower margins

Selling, General, Administrative and Research & Development (“R&D”) Expenses. Selling, general and administrative and R&D expenses were RMB123.3 million (USD20.4 million) for the year ended December 31, 2013. The expenses for the years ended December 31, 2013 and 2012 were as follows:

	Years ended December 31,
	2013					2012
					% of Net			% of Net
	Amount				Revenue	Amount		Revenue
	(in millions, except for percentages)
Selling expenses	USD	4.0	RMB	24.2	4.5%	RMB	15.2	74.6%
General and administrative expenses		8.7		52.8	9.9%		50.1	245.6%
R&D expenses		7.7		46.3	8.7%		58.7	287.4%
Total	USD	20.4	RMB	123.3	23.1%	RMB	124.0	607.6%

Selling, General and Administrative Expenses. The increase in selling expenses in 2013 of RMB9.0 million (USD1.5 million), or 58.8%, was mainly attributable to the increased staff within the sales team for the development of new services business.

The increase in general and administrative expenses of RMB2.7 million (USD0.4 million), or 5.3%, was primarily attributable to share-based compensation cost of RMB2.9 million (USD0.5 million), partly offset by the decrease in rental expenses of RMB0.2 million due to the non-renewal of some of office rental agreements that expired.

R&D Expenses. R&D expenses decreased in 2013 by RMB12.4 million (USD2.0 million), or 21.0%, as compared to 2012. The decrease was primarily due to the reduction in R&D headcount and reduction in share-based compensation cost of RMB36.7 million, compared to share-based compensation cost of RMB46.0 million for the same period of 2012.

Interest Expense. Interest expense decreased in 2013 by RMB1.3 million (USD0.2 million) or 100%, as compared to 2012. The decrease in interest expense was primarily due to the repayment of bank borrowings and no new banking facilities utilized by the Group in 2013.

Interest Income. Interest income in 2013 amounted to RMB13.0 million (USD2.1 million), compared to RMB 2.0 million in 2012. The increase in interest income was primarily due to the increase in average bank deposits balance in 2013 compared with 2012.

Income Tax. The income tax credit for 2013 was mainly attributable to the reversal of deferred tax liabilities resulted from the impairment and amortization of intangible assets of RMB44.1 million and RMB23.8 million respectively.

Noncontrolling Interests. Noncontrolling interests prior to the disposal of the Second Disposal Group consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2013, net income attributable to noncontrolling interests amounted to RMB15.5 million (USD2.6 million). There is no noncontrolling interest subsequent to the disposal of the Second Disposal Group.

Net Income and Earnings Per Share attributable to Viewtran Group, Inc. As a result of the above items, net income attributable to Viewtran Group, Inc. for 2013 was RMB14.8 million (USD2.5 million), compared to net income attributable to Viewtran Group, Inc. of RMB24.1 million in 2012. We reported basic and diluted earnings per share of RMB0.45 (USD0.07) and RMB0.45 (USD0.07) for 2013, compared to basic and diluted earnings per share of RMB0.66 and RMB0.66 for 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Net Revenue. Total net revenue increased by RMB6.3 million, or 44.3%, in 2012 when compared to 2011. The increase was mainly due to the expansion in the Telecommunications equipment and Industrial business end-markets.

Gross Profit. Gross profit was RMB5.0 million in 2012, a increase of RMB1.1 million, or 27.2%, when compared to RMB3.9 million in 2011. Gross margin was 24.5% in 2012, compared to 27.8 % in 2011. The increase in gross profit and decrease in gross margin are primarily attributable to change of strategy by the management in the industrial and digital media and telecommunications end-markets, whereby an increased amount of lower margin sales was negotiated with the SME customers.

Selling, General, Administrative, Research & Development (“R&D”) Expenses and impairment of goodwill. Selling, general and administrative, R&D expenses and impairment loss of goodwill were RMB124.0 million for the year ended December 31, 2012, or 50.0% lower than those of the prior year. The expenses for the years ended December 31, 2012 and 2011 were as follows:

	Years ended December 31,
	2012			2011
			% of Net			% of Net
	Amount		Revenue	Amount		Revenue
	(in millions, except for percentages)

Selling expenses	RMB	15.2	74.6%	RMB	17.6	124.2%
General and administrative expenses		50.1	245.6%		60.6	428.1%
R&D expenses		58.7	287.4%		60.6	428.1%
Impairment loss of goodwill		—	—		109.2	771.2%
Total	RMB	124.0	607.6%		248.0	1751.6%

Selling, General and Administrative Expenses. The decrease in selling expenses in 2012 of RMB2.4 million, or 13.4%, was mainly attributable to the reduced staff related costs within the sales team, partly offset by the increase of traveling and communication expenses totaled RMB0.5 million.

The decrease in general and administrative expenses of RMB10.5 million, or 17.2%, was primarily attributable to the share-based compensation cost of RMB16.5 million, as compared to share-based compensation cost of RMB22.1 million for the same period of 2011. The decrease in general and administrative expenses was also contributed by the decrease in amortization of intangible assets from RMB15.0 million in 2011 to RMB11.6 million in 2012, as well as the decrease in exchange loss from RMB2.4 million in 2011 to RMB0.9 million in 2012.

R&D Expenses. R&D expenses decreased in 2012 by RMB1.9 million, or 3.2%, as compared to 2011. The decrease was primarily attributable to the decrease in staff salaries and related costs, as a result of reduced R&D personnel and engineers, partly offset by the increase in share-based compensation cost of RMB5.7 million.

Impairment loss of goodwill. During 2011, as a result of the continued significant decline in the price of the Company’s shares of common stock, the Company’s aggregate market value was significantly lower than the aggregate carrying value of the Company’s reporting units. Accordingly, the Company determined that the carrying amounts of goodwill exceeded their respective implied fair values of nil and recorded a goodwill impairment charge of RMB109.2 million in 2011. There was no impairment loss of other long-lived assets in 2012.

Interest Expense. Interest expense increased in 2012 by RMB0.4 million or 44.6%, as compared to 2011. The increase in interest expense was attributable to an increase in the average bank borrowing balances and the increase in average interest rate as compared to 2011.

Interest Income. Interest income in 2012 amounted to RMB2.0 million, compared to RMB0.2 million in 2011. The increase by RMB1.8 million was mainly attributable to a increase in average term deposit as compared to 2011.

Income Tax. The negative rate in 2011 was mainly attributed to significant non-deductible items including impairment of goodwill of RMB236.9 million.

Noncontrolling Interests. Noncontrolling interests consisted of 30% and 40% of the outstanding equity interest in Comtech Broadband and Comtech Digital. For the year ended December 31, 2012, net income attributable to noncontrolling interests amounted to RMB24.6 million.

Net Income/(loss) and Earnings/(loss) Per Share attributable to Viewtran Group, Inc. As a result of the above items, net income attributable to Viewtran Group, Inc. for 2012 was RMB24.1 million, compared to net loss attributable to Viewtran Group, Inc. of RMB156.6 million in 2011. We reported basic and diluted per share earnings of RMB0.66 and RMB0.66 for 2012, based on 36,355,124 outstanding weighted average shares, respectively, compared to basic and diluted per share loss of RMB4.22 for 2011, based on 37,094,995 outstanding weighted average shares.

Quarterly Results of Operations

The following table presents our supplemental selected unaudited quarterly results of our operations for the eight quarters prior to and including the quarter ended December 31, 2013. You should read the following table in conjunction with our audited consolidated financial statements and related notes contained elsewhere in this Annual Report. In our management’s opinion, we have prepared our unaudited quarterly results of operations on substantially the same basis as our audited consolidated financial statements. Due to the evolving nature of our business and other factors affecting our business as described under “Item 3D. Risk Factors,” our results of operations for any quarter are not necessarily indicative of results that may be expected for any future periods.

	For the three months ended,
	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2013	2013	2013	2013	2012	2012	2012	2012
	(in millions of RMB, except per share data)
Net revenue	241.6	33.2	46.2	212.5	1.8	3.3	1.3	14.0
Gross profit	43.1	31.0	22.7	25.0	0.4	0.8	0.3	3.4
Net income / (loss) from continuing operations	24.8	5.0	(10.0)	3.1	(33.8)	(30.0)	(31.6)	(23.5)
Net income / (loss) from discontinued operations, net of income taxes	(41.1)	8.1	25.2	15.2	41.0	41.3	50.5	34.8
Net income attributable to noncontrolling interest - discontinued operation	4.2	3.1	4.9	3.3	5.7	8.0	7.5	3.3
Net income /(loss) attributable to Viewtran Group, Inc.	(20.5)	10.0	10.3	15.0	1.5	3.3	11.4	7.9
Earnings per share – continuing operations
Basic	0.75	0.15	(0.31)	0.09	(0.90)	(0.82)	(0.85)	(0.65)
Diluted	0.75	0.15	(0.31)	0.09	(0.90)	(0.82)	(0.85)	(0.65)
Earnings per share – discontinued operations
Basic	(1.25)	0.15	0.79	0.45	0.94	0.91	1.16	0.87
Diluted	(1.25)	0.15	0.79	0.45	0.94	0.91	1.16	0.87

Analysis for 2012

The gradual decrease in gross profit margin in 2012 was primarily attributable to an increase in sales volume for mobile handset and telecommunications equipment products with lower profit margin.

Analysis for 2013

The gradual increase in gross profit margin in 2013 was primarily attributable to an increase in industrial business related sales with higher profit margin.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We adopted the new standard on January 1, 2013. The adoption did not have a material impact on our consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  We have early adopted the new standard.  The adoption did not have a material impact on our consolidated financial statements and related disclosures.

Liquidity and Capital Resources

Cash Flows and Working capital

Our accounts payable cycle typically averages approximately ten days, whereas our receivables cycle typically averages approximately three to four months. Accordingly, additional working capital, being current assets less current liabilities, is needed to fund this timing difference.

As of December 31, 2013, we had no material commitments for capital expenditures.

As of December 31, 2013, we had approximately RMB330.3 million (USD54.6 million) in cash. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowings under bank lines of credit and factoring facilities and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe that our cash, increased operating cash flows, credit arrangements, and access to equity and debt capital markets, taken together, provide adequate resources to fund our ongoing operating expenditures for the next 12 months. In the event that they do not, we may require additional funds in the future to support our working capital requirements or for other purposes and may seek to raise such additional funds through the sale of public or private equity, as well as from other sources.

As of December 31, 2013, we had working capital of RMB1,144.9 million (USD189.1 million), including RMB330.3 million (USD54.6 million) in cash, as compared with working capital of RMB1,465.4 million including RMB324.8 million in cash as of December 31, 2012.

Operating activities provided cash in the amount of RMB312.8 million (USD51.7 million) for the year ended December 31, 2013, compared to cash used of RMB240.8 million for the year ended December 31, 2012. The increase in cash provided by operating activities for 2013 was primarily due to decrease in the purchase of inventory as the component sales business was significantly reduced after the disposal of the First Disposal Group and the Second Disposal Group. For the year ended December 31, 2012, operating activities used cash of RMB240.8 million, compared to cash used of RMB147.1 million for the year ended December 31, 2011, was primarily due to an increase in the purchase of inventory as sales increased in 2012.

Investing activities used cash in the amount of RMB254.6 million (USD42.1 million) during 2013, mainly for increase in pledged bank deposit of RMB167.6 million (USD27.7 million), increase in other assets of RMB218.0 million (USD36.0 million) and purchases of property and equipment of RMB20.7 million (USD3.4 million), offset by the proceeds from sale of subsidiaries, net of cash disposed of RMB151.2 million (USD25.0 million). Investing activities used RMB90.1 million during 2012, mainly for increases in pledged bank deposits of RMB127.4 million, and purchases of property and equipment of RMB8.2 million, offset by the proceeds from sale of subsidiaries, net of cash disposed, of RMB42.7 million.

Financing activities used cash in the amount of RMB25.7 million (USD4.2 million) during 2013, primarily attributable to purchase of treasury stock of RMB113.7 million (USD18.8 million), partly offset by net proceeds from bank borrowings of RMB88.0 million (USD14.5 million). Financing activities provided cash of RMB85.7 million during 2012, primarily attributable to net proceeds from bank borrowings of RMB134.7 million, partly offset by purchase of treasury stock of RMB49.2 million.

Distributions by our PRC operating companies to us may be subject to governmental approval and taxation. Any transfer of funds from us to our PRC operating companies, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval with or by PRC governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our PRC operating companies may restrict our ability to act in response to changing market conditions. To date, none of our PRC operating companies have declared or paid dividends to us, and historically, we have not relied on such distributions for our liquidity needs. In addition, we have not declared dividends since the share exchange transaction. Our holding companies have no business operations and therefore the related expenses are relatively low, consisting mainly of legal, accounting and other fees and expenses associated with being a holding company or, in the case of Viewtran Group, Inc., a public company. Our major operating companies are legally permitted to declare and pay dividends, enabling them to provide any funds necessary to meet the holding companies’ limited operating expenses, although in the case of a wholly owned foreign enterprise, such dividends would be subject to the conditions described in “Risk Factors—PRC laws and our corporate structure may restrict our ability to receive dividend payments from, and transfer funds to, our PRC operating companies, which may negatively affect our results of operations and restrict our ability to act in response to changing market conditions.” We do not expect restrictions between us and our PRC operating companies to affect our liquidity and capital resources in the near future.

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

All of the banking facilities as described below contain various covenants, including our consolidated net borrowing ratio not exceeding 0.25 times and we maintaining a tangible net worth of not less than USD160,000 (equivalent to RMB968,592 as of December 31, 2013). Other conditions include our Company’s Chief Executive Officer remaining as the single largest beneficial owner of our Company and Chairman of the Board of Directors and actively involving in the management of our Company and our Company remaining as listed in NASDAQ and retaining at least 50% equity interest in these subsidiaries which entered into the banking facilities with the banks, except for Comtech International Hong Kong, an entity included in the First Disposal Group. On June 28, 2013, our Company and Cogobuy entered into a revised banking facility agreement, pursuant to which Mr. Jeffrey Kang, instead of our Company, shall maintain directly or indirectly not less than 50% equity interest of Comtech International Hong Kong. As of December 31, 2013, a non-financial covenant in one of our banking facilities has not been satisfied due to the disposal of the Second Disposal Group. We are in the process of finalizing with the relevant bank on a revised banking facility and management believes that this matter will be satisfactorily resolved.

After the disposal of the subsidiaries to Cogobuy on November 15, 2012 and to Brilliant on November 20, 2013, guarantees to banking institutions among our remaining subsidiaries after the disposals and the borrowing entities within the First Disposal Group and the Second Disposal Group (collectively the “Disposal Groups”) will be maintained for a transitional period through December 31, 2014.

We provided guarantee to the following banking facilities:

(a) Banking facilities which were made available solely to us (the “Sole Banking Facilities”) at December 31, 2012;

(b) Joint banking facilities which can be utilized by us and the Disposal Groups (the “Joint Banking Facilities”) at December 31, 2013 and 2012; and

(c) Banking facilities which were made available solely to the Disposal Groups (the “Banking Facilities for the Disposal Groups”) at December 31, 2013 and 2012.

Banking Facilities for the Group

As of December 31, 2013, there were no banking facilities granted solely to us. Details of the Banking Facilities for the Group and the borrowings drawn by us under such facilities as of December 31, 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
	(in millions)
Aggregate credit limit	—	—	934.5
Outstanding borrowings	—	—	(301.3)
Trade receivables factoring facilities utilized	—	—	(278.2)
Unutilized facilities	—	—	355.0

As of December 31, 2012, the Banking Facilities for the Group were secured by deposits of RMB62.3 million pledged by us.

Joint Banking Facilities

Details of the Joint Banking Facilities and the borrowings drawn by us and the Disposal Groups under such facilities as of December 31, 2013 and 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
	(in millions)
Aggregate credit limit	40.0	242.1	595.0
Outstanding borrowings — the Group	—	—	(312.8)
Outstanding borrowings — the Disposal Groups	(23.6)	(143.0)	(200.9)
Unutilized facilities	16.4	99.1	81.3

As of December 31, 2013, the Joint Banking Facilities were secured by deposits of RMB60.6 million (USD10.0 million) pledged by the Disposal Groups. As of December 31, 2012, the Joint Banking Facilities were secured by deposits of RMB286.7 million and RMB124.6 million pledged by us and the Disposal Groups, respectively. We and the Disposal Groups are jointly and severally liable for all and any of the borrowings of each of them from the banks which are the beneficiaries of the guarantee. As of December 31, 2013 and 2012, we did not consider it is probable that a claim will be made against us under any of the guarantees.

Banking Facilities for the Disposal Groups

Details of the Banking Facilities for the Disposal Groups and the borrowings drawn by the Disposal Groups under such facilities as of December 31, 2013 and 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
		(in millions)
Aggregate credit limit	249.5	1,510.4	311.5
Outstanding borrowings	(129.9)	(786.4)	(243.0)
Trade receivables factoring facilities utilized	(36.8)	(223.0)	—
Unutilized facilities	82.8	501.0	68.5

As of December 31, 2013, Banking Facilities for the Disposal Groups were secured by deposits of RMB484.0 million (USD79.9 million) and RMB172.5 million (USD28.5 million) pledged by us and the Disposal Groups, respectively. As of December 31, 2012, Banking Facilities for the Disposal Groups were secured by deposits of RMB207.9 million and RMB81.9 million and pledged by us and the Disposal Groups, respectively.

In 2010, we entered into a factoring agreement with BOC in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to us and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.4% of the balance transferred and is included in “interest expense”. For the years ended December 31, 2013 and 2012, we received proceeds from the sale of accounts receivable amounting to RMB659.2 million (USD108.2 million) and RMB677.4 million, respectively.

Some of our customers enter into arrangements with their respective banks for purposes of settling their bills. Under such arrangements, we were entitled to collect the amounts owed directly from the customers’ banks when the invoice becomes due. During the year ended December 31, 2011, we transferred with recourse certain of our accounts receivable to banks. Under this discounting arrangement, the bank paid a discounted amount to us and collected the amounts owed from the customers’ banks. For the year ended December 31, 2011, we received proceeds, net of discount, from such accounts receivable amounting to RMB51.7 million. We did not discount any bills receivable during the years ended December 31, 2013 and 2012.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual payment obligations for operating leases and purchase obligations as of December 31, 2013:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of RMB)
Operating lease obligations	1.5	1.5	—	—	—
Purchase obligations	0.3	0.3	—	—	—

Total	1.8	1.8	—	—	—

Operating lease obligations consist primarily of operating lease agreements for our office facilities, including our head office and research center in Shenzhen. Our leases have remaining terms ranging from 3 to 12 months.

Purchase obligations consist of outstanding purchase orders for components from our suppliers. We do not have any minimum purchase obligations with these suppliers.

Off-Balance Sheet Arrangements

Apart from the operating lease obligations discussed under “Contractual Obligations,” we have no outstanding off-balance sheet arrangements, derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information about our directors and executive officers:

Name	Age	Position
Jeffrey Kang	44	Chief Executive Officer and Chairman of the Board
Andy Liu	38	Chief Financial Officer, Treasurer, Secretary and Director
Dr. Q.Y. Ma (1)(2)(3)	57	Director
Dr. George Mao (1)(2)(3)	52	Director
Dr. Nathan Zhang (1)(2)(3)	49	Director

(1)	Member of Audit Committee
(2)	Member of Nominating and Governance Committee
(3)	Member of Compensation Committee

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

Compensation of Directors and Executive Officers

For the 2013 fiscal year we paid an aggregate of approximately USD382,628 in cash compensation and non-share-based compensation to our two executive officers who remained with us at the end of the year and our former president for his services in 2013.

We paid our three independent directors an aggregate of USD119,000 in compensation for their services to the board of directors and its committees for the 2013 fiscal year. We paid no compensation to our employee directors for their services to the board. We reimburse all of our directors for expenses accrued in connection with their services to the board.

Retirement Benefits

Social insurance under government mandated defined contribution plans or other similar benefits that have been set aside for our executive officers was USD4,880 for the 2013 fiscal year.

 The Viewtran Group, Inc. 2009 Omnibus Securities and Incentive Plan

Our board of directors adopted the Viewtran Group, Inc. 2009 Omnibus Securities and Incentive Plan (the “2009 Plan”) on November 9, 2009. On August 4, 2011, upon completion of the redomestication merger, the Company assumed the obligations to provide for the issuance of the Company’s ordinary shares rather than the common stock of Cogo Maryland upon the exercise of all outstanding options to purchase shares of Cogo Maryland common stock and all other outstanding equity awards granted under equity plans to directors, employees and consultants under Cogo Maryland’s 2009 Incentive Plan.

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

Currently, there are 3 employees and directors who would be entitled to receive share options and/or restricted shares under the 2009 Plan. Future new hires and additional consultants would be eligible to participate in the 2009 Plan as well. The number of share options and/or restricted shares to be granted to executives and directors cannot be determined at this time as the grant of share options and/or restricted shares is dependent upon various factors such as hiring requirements and job performance.

Share Options. Options granted under the 2009 Plan may be either “incentive share options” (“ISOs”), which are intended to meet the requirements for special federal income tax treatment under the Code, or “nonqualified share options” (“NQSOs”). Options may be granted on such terms and conditions as the Committee may determine; provided, however, that the exercise price of an option may not be less than the fair market value of the underlying shares on the date of grant and the term of the option my not exceed 10 years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital shares of the Company or a parent or subsidiary of the Company). ISOs may only be granted to employees. In addition, the aggregate fair market value of the ordinary shares covered by ISOs (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed USD100,000. Any excess is treated as a NQSO.

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

As of December 31, 2013, awards representing 914,170 ordinary shares had been granted under the 2009 Plan.

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

Audit Committee

The audit committee, consisting in 2013 of Dr. Q.Y. Ma, Dr. Nathan Zhang and Dr. George Mao, oversees our financial reporting process on behalf of the board of directors. A copy of the audit committee’s charter is available on our website at http://www.viewtran.com/corporate-governance/board-committees/ac_charter.  During 2013, the audit committee met 4 times and acted by written consent 8 times . The committee’s responsibilities include the following functions:

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

Nominating and Corporate Governance Committee

The nominating and governance committee, consisting of Dr. Q.Y. Ma, Dr. Nathan Zhang and Dr. George Mao in 2013, is responsible for identifying potential candidates to serve on our board and its committees.  A copy of the nominating and governance committee’s  charter is available on our website at http://www.viewtran.com/corporate-governance/board-committees/ncgc_charter.  The nominating and corporate governance committee acted by written consent 1 time in 2013 and did not otherwise meet during 2013 . The committee’s responsibilities include the following functions:

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

The nominating and corporate governance committee will consider director candidates recommended by security holders. Potential nominees to our board of directors are required to have such experience in business or financial matters as would make such nominee an asset to the board of directors and may, under certain circumstances, be required to be “independent”, as such term is defined under independence standards applicable to us. Security holders wishing to submit the name of a person as a potential nominee to the board of directors must send the name, address, and a brief (no more than 500 words) biographical description of such potential nominee to the committee at the following address: nominating and corporate governance committee of the board of directors, c/o Viewtran Group, Inc., Room 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China. Potential director nominees will be evaluated by personal interview, such interview to be conducted by one or more members of the committee, and/or any other method the committee deems appropriate, which may, but need not, include a questionnaire. The nominating and corporate governance committee may solicit or receive information concerning potential nominees from any source it deems appropriate. The committee need not engage in an evaluation process unless (1) there is a vacancy on the board, (2) a director is not standing for re-election, or (3) the committee does not intend to recommend the nomination of a sitting director for re-election. A potential director nominee recommended by a security holder will not be evaluated any differently than any other potential nominee.

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

Compensation Committee

The compensation committee, consisting of Dr. Q.Y. Ma, Dr. Nathan Zhang and Dr. George Mao in 2013, is responsible for making recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our share option plans. We do not have a charter for the compensation committee. The compensation committee acted by written consent 1 time in 2013 but did not otherwise meet. Its responsibilities include the following functions:

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

	2011	2012	2013
Research and Development	370	314	23
Sales and Marketing	168	132	1
Administrative	106	94	34
Total Full-time Employees	644	540	58

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

The following table sets forth, as of May 12 2014, certain information as to the stock ownership of (1) each person known by us to own beneficially more than five percent of our ordinary shares, (2) each of our directors, (3) each of our executive officers, and (4) our executive officers and directors as a group. The business address of each shareholder is c/o Viewtran Group, Inc. Company, Room 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, People’s Republic of China.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned (1)		Percentage Ownership
Jeffrey Kang, Chief Executive Officer and Chairman of the Board	10,351,567	(2)(3)	38.70%
Andy Liu, Chief Financial Officer, Secretary and Director	-		*
Dr. Q.Y. Ma, Director	11,301	(4)	*
Dr. George Mao, Director	5,000		*
Dr. Nathan Zhang, Director	-		*
All executive officers and directors as a group (5 persons)	10,367,868		38.76%

Principal Shareholders
Nan Ji	9,721,524	(3)(5)	36.34%
Comtech Global Investment Ltd.	9,721,524	(3)(5)	36.34%
Chelsun Limited	4,797,405	(6)	17.94%
Ren Investment International Ltd.	2,290,028	(7)	8.56%

*	Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options held by that person that are currently exercisable or exercisable within 60 days of May 12, 2014 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each shareholder named in the table has sole voting and investment power with respect to the shares set forth opposite such shareholder’s name. The percentage of beneficial ownership is based on 26,748,155 ordinary shares outstanding as of May 12, 2014.

(2)	Consists of (a) 450,043 ordinary shares underlying options, (b) 180,000 ordinary shares and (c) 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd., over which Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power.

(3)	Mr. Jeffrey Kang owns a 29% interest and Ms. Nan Ji a 71% interest in Comtech Global Investment Ltd. The directors of Comtech Global Investment Ltd. are Mr. Jeffrey Kang and his brother, Mr. Yi Kang, who does not have an economic interest in any shares of Comtech Global Investment Ltd.

(4)	Includes 5,000 ordinary shares underlying options.

(5)	Mr. Jeffrey Kang and his wife, Ms. Nan Ji, share voting and investment power over the 9,721,524 ordinary shares beneficially owned by Comtech Global Investment Ltd.

(6)	Based on the Schedule 13G/A jointly filed by Chelsun Limited and Wei Shen on March 12, 2013, Chelsun Limited is located at Room 1318-20, 13/F, Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon, Hong Kong. Wei Shen has the sole power to vote and dispose of the shares of Chelsun Limited.

(7)	Shi Yang, as sole director, has sole voting and investment power over the shares owned by Ren Investment International Ltd. Shi Yang owns a 43% interest in shares of Ren Investment International Ltd.

As of May 12, 2014, there were 26,748,155 of our ordinary shares outstanding, and we had 186 shareholders of record.

B.	Related Party Transactions

On October 23, 2012, we entered into a Sale and Purchase Agreement with Cogobuy, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer pursuant to which we would sell certain subsidiaries to Cogobuy for total consideration of USD78 million. The transactions contemplated by the agreement closed on November 15, 2012.

On September 23, 2013, we entered into a Sale and Purchase Agreement with Brilliant, an entity owned by Jeffrey Kang, our Chairman and Chief Executive Officer pursuant to which we would sell certain subsidiaries to Cogobuy for total consideration of USD80 million. The transactions contemplated by the agreement closed on November 20, 2013.

Transactions with Cogobuy

Cogobuy and its subsidiaries (“Cogobuy Group”) are principally engaged sales of integrated circuit and other electronic components in the PRC. Starting from February 1, 2013, Cogobuy Group also operates an e-commerce marketplace for the sale of integrated circuit and other electronic components by Cogobuy Group and third-party electronic component merchants. In 2013, we made sales of goods to and procured from Cogobuy Group in the amount of RMB175.8 million (USD28.6 million) and RMB116.5 million (USD18.9 million), respectively.

Guarantees to banking institutions among our remaining subsidiaries after the disposal on November 15, 2012 and the borrowing entities within the First Disposal Group will be maintained for a transitional period up to December 31, 2014 in order to maintain better financing terms for both parties. We charge a guarantee fee amounting to USD250,000, as determined with reference to the guarantee fee chargeable by banks, to Cogobuy each quarter. In addition, we also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the First Disposal Group. Service fees are charged at pre-determined rates over usage and revenue generated by the First Disposal Group as stipulated in the Services Agreement. For the year ended December 31, 2013, we have charged guarantee fees and service fees to Cogobuy amounting to RMB6.1 million (USD1 million) and RMB11.4 million (USD1.9 million), respectively.

Transactions with Brilliant

Guarantees to banking institutions among our remaining subsidiaries after the disposal on November 20, 2013 and the Second Disposal Group will be maintained for a transitional period up to December 31, 2014 in order to maintain better financing terms for both parties. We charge a guarantee fee amounting to USD750,000, as determined with reference to the guarantee fee chargeable by banks, to Brilliant each quarter. For the year ended December 31, 2013, we have charged guarantee fees to Brilliant amounting to RMB2.1 million (USD0.4 million).

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

The following table sets forth, for the calendar quarters indicated and through April 30, 2014, the quarterly high and low sale prices for our ordinary shares, as reported on NASDAQ Global Select Market under the symbol “COGO” or (prior to November 20, 2013) and “VIEW” (after the Company changed its name to Viewtran Group, Inc. on November 20, 2013).

	Shares
	High	Low
Annual Highs and Lows
2009	8.47	4.86
2010	9.22	6.01
2011	9.40	1.65
2012	3.13	1.65
2013	2.85	1.70

2012
First Quarter	3.13	1.80
Second Quarter	2.77	1.65
Third Quarter	2.16	1.67
Fourth Quarter	2.60	2.06

2013
First Quarter	2.49	1.87
Second Quarter	2.14	1.70
Third Quarter	2.85	1.95
Fourth Quarter	2.51	2.23

2014
First Quarter	2.53	2.06

September 2013	2.50	2.05
October 2013	2.48	2.24
November 2013	2.51	2.27
December 2013	2.48	2.23
January 2014	2.50	2.31
February 2014	2.42	2.21
March 2014	2.53	2.06
April 2014	2.45	2.01

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol VIEW. Our ordinary shares have been listed on NASDAQ since January 31, 2005.

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

Ordinary Shares. The authorized share capital of the Company is USD2 million divided into 200,000,000 shares each with a nominal or par value of USD0.01 each. Each ordinary share entitles the shareholder to one vote and rank pari passu with other ordinary shares as to voting. Directors are elected by a majority vote as provided in memorandum and articles of association; certain other matters are decided by a majority of those shares present and entitled to vote subject to the Companies Law which may require a special resolution which is two-thirds of those members attending in person or by proxy.

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

The information required by Item 10.C of Form 20-F is included in the Reports of Foreign Private Issuer on Form 6-K filed by us on March 15, 2012, October 20, 2012, December 11, 2012, June 18, 2013, and December 4, 2013, which filings are incorporated herein by reference.

Except for the above and as otherwise described herein, we did not enter into any other material contracts during our fiscal years ended December 31, 2012 or 2013.

D.	Exchange controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares.

E.	Taxation

United States Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares. As described in “Key Information – Risk Factors – There is a risk that we could be treated as a foreign corporation for U.S. federal income tax purposes, which could result in significantly greater U.S. federal income tax liability to us,” this discussion assumes that we will be treated as a U.S. corporation for U.S. federal income tax purposes. All Reference herein to “we” “us” and our” refer to Viewtran Group, Inc.

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

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) by us in respect of our ordinary shares and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of our ordinary shares will be in USD.

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

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

A U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce the U.S. Holder’s adjusted tax basis in its ordinary shares (but not below zero). Any remaining excess will be treated as gain from the sale or other taxable disposition of such ordinary shares and will be treated as described under “Taxation on the Disposition of Ordinary Shares” below.

With respect to non-corporate U.S. Holders, such dividends may be subject to U.S. federal income tax at the lower applicable long-term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares,” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, and (2) certain holding period requirements are met. Under published IRS authority, our ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently includes the Nasdaq Stock Market (the only exchange on which our ordinary shares are currently quoted and traded). Accordingly, any cash dividends paid on our ordinary shares are currently expected to qualify for the lower rate. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our ordinary shares.

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

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

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

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Non-U.S. Holders

Taxation of Cash Distributions

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our securities within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its securities and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our securities.

Moreover, backup withholding of U.S. federal income tax at a rate of 28% generally will apply to dividends paid on our securities to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our securities by a U.S. Holder (other than an exempt recipient), in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

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

Documents concerning us that are referred to in this document may be inspected at Room 1501, Tower C, Skyworth Building, High-Tech Industrial Park, Nanshan, Shenzhen 518057, PRC.

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

Any devaluation of the Renminbi against the U.S. dollar would consequently have an adverse effect on our financial performance and asset values when measured in terms of USD. On the other hand, the appreciation of the Renminbi could make our customers’ products more expensive to purchase because many of our customers are involved in the export of goods, which may have an adverse impact on their sales. A decrease in sales by our customers could have an adverse effect on our operating results. In addition, as of December 31, 2013 and 2012, we have cash denominated in USD amounting to RMB295.0 million (USD48.7 million) and RMB450.4 million, respectively. Also, from time to time we may have U.S. dollar denominated borrowings. Accordingly, a decoupling of the Renminbi may affect our financial performance in the future.

Interest Rate Risk

We do not have any borrowings or derivative financial instruments as of December 31, 2013 and believe our exposure to interest rate risk and other relevant market risks is not material.

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

On August 4, 2011, Cogo Group, Inc., a Maryland corporation, merged with and into its indirect wholly owned subsidiary, Viewtran Group, Inc., a Cayman Islands company (then known as Cogo Group, Inc.), resulting in the redomestication of Cogo Group, Inc. to the Cayman Islands. At the time of the merger, each outstanding share of common stock of Cogo Group, Inc. (the Maryland corporation) converted automatically into one ordinary share of the Cayman Islands entity. Accordingly, our ordinary shares became governed by our memorandum and articles of association and the laws of the Cayman Islands. The rights and duties attaching to each share remained substantially equivalent. For a detailed comparison of the laws of Maryland and the laws of the Cayman Islands, as well as a comparison of stockholder rights in each such jurisdiction, you may refer to the section titled “Comparison of Stockholder Rights” in our Registration Statement on Form F-4 initially filed with the SEC on May 2, 2011 (File No.: 333-173844), which section is incorporated herein by reference.

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

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act were effective as of December 31, 2013.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) for Viewtran Group, Inc. (the “Company”) and its subsidiaries (collectively, the “Group”). Our internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company, and (3) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision of and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Group’s internal control over financial reporting as of December 31, 2013. In its evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and the criteria described above, management has concluded that, our internal control over financial reporting was effective as of December 31, 2013.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting as of December 31, 2013 was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this report, which were identified in connection with management’s evaluation required by paragraph (d) of rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Nathan Zhang, is an “audit committee financial expert” as defined by the SEC’s rules and “independent” as that term is defined in the NASDAQ listing standards.

ITEM 16B.	CODE OF ETHICS

On November 4, 2004, we adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our chief executive officer and chief financial officer—our principal executive officer and principal financial and accounting officer, respectively. A copy of our Code of Business Conduct and Ethics is available on the Investor Information page of our website, http://www.viewtran.com/corporate-governance/code-of-ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following table presents the aggregate fees for professional services and other services rendered by our principal accountant to us in 2013 and 2012.

	Years ended December 31,
	2013		2012
	Amount (in millions)
Audit fees (1)	RMB	2.5	RMB	4.1
All other fees (2)		—		0.1
Total	RMB	2.5	RMB	4.2

(1)	Audit fees consist of fees billed for the professional services rendered for the audit of our consolidated financial statements for each of these fiscal years and the review of the interim financial statements for the fiscal years ended December 31, 2013 and December 31, 2012, respectively.

(2)	All other fees means the aggregate fees billed in each of the fiscal years listed for products and services provided by our principal auditors that are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “All other fees” involve principally the provision of professional services for the SEC comments.

We are required to obtain pre-approval by our audit committee for all audit and permitted non-audit services performed by our independent auditors.  In accordance with this requirement, during fiscal 2013 and 2012, 100% of all audit and other services performed by KPMG were approved in advance by the audit committee. Any pre-approved decisions are presented to the full audit committee at the next scheduled meeting.  KPMG was our principal auditor and no work was performed by persons outside of this firm.

Audit of Financial Statements

During fiscal 2013 and 2012, KPMG was our principal auditor and no work was performed by persons outside of this firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Pursuant to our approved stock purchase program, we made the following purchases of our equity securities in 2013:

	Issuer Purchase of Equity Securities
	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Plans or Program(1)	(e) Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Plans or Program(2)
Period
January 1 through March 31, 2013	561,567	USD	2.2138	561,567	5,874,617
April 1 through June 30, 2013	2,187,312	USD	1.9708	2,187,312	3,687,305
July 1 through September 30, 2013	201,845	USD	2.1277	201,845	3,485,460	10,000,000
October 1 through December 31, 2013	5,296,642	USD	2.3704	5,296,642	—	8,188,818
Total	8,247,366	USD	2.1638	8,247,366	—	8,188,818

(1)	On September 23, 2012, we announced that we would begin executing a 10 million-share repurchase program on the open market. Such repurchase program was approved by our board of directors on March 14, 2012, and by our shareholders in May 2012.

(2)	On November 26, 2013, we announced that we would begin executing an additional 10 million-share repurchase program on the open market. The repurchase program was approved by our board of directors on November 26, 2013.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of the NASDAQ Stock Market, LLC. We did not make use of any exemptions from the corporate governance standards set forth in the NASDAQ Listing Rules.

PART III.

ITEM 19.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 20.	FINANCIAL STATEMENTS

The financial statements are filed as part of this Annual Report beginning on page F-1.

ITEM 21.	EXHIBITS

Exhibit No.	Description
1.1	Memorandum of Association of Viewtran Group, Inc. . (Incorporated by reference to Annex A of the proxy statement/prospectus filed with the Commission on June 9, 2011)
1.2	Amended and Restated Articles of Association of Viewtran Group, Inc. (Incorporated by reference to Annex I of Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on April 23, 2012)
1.3	Certificate of Incorporation on Change of Name, dated July 25, 2011(Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
1.4	Certificate of Merger, dated August 3, 2011 (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
2.1	Specimen Ordinary Share Certificate (Incorporated by reference to Exhibit 4.1 of the registration statement on Form F-4 filed with the Commission on May 27, 2011)
4.1	Plan of Merger (Incorporated by reference to Annex C of the proxy statement/prospectus filed with the Securities and Exchange Commission on June 9, 2011)
4.2	Shareholders Agreement, dated July 23, 2004 (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed with the Commission on July 22, 2004.)
4.3	Facility Letter by and between Bank of China and Comtech Broadband Corporation Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Hong Kong JJT Limited, dated March 19, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.4	Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated April 28, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.5	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.6	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 23, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.7	Confirmation Letter of Bank of China (Hong Kong) Limited, dated April 28, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.8	General Terms and Conditions for Banking Facilities (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on April 29, 2010)
4.9	General Banking Facility Letter dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.10	General Terms and Conditions for General Banking Facilities and Loan Facilities dated July 4, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)

Exhibit No.	Description
4.11	Cross Guarantee (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.12	Confirmation Letter dated July 15, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 2011)
4.13	Confirmation Letter of Standard Chartered Bank (Hong Kong) Limited, dated July 6, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.14	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.15	Facility Letter by and among Standard Chartered Bank (Hong Kong) Limited, Comtech International (Hong Kong) Limited, Keen Awards Limited and Comtech Broadband Corporation Limited, dated February 22, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 9, 2010)
4.16	Facility Letter by and between Comtech International (Hong Kong) Limited and Hong Kong Branch of China Merchants Bank, dated October 8, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.17	Form of General Commercial Agreement (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on October 20, 2010)
4.18	Form of Credit Amount Contract by and between Comtech International (Hong Kong) Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.19	Form of Credit Amount Contract by and between Comtech Broadband Limited and Macau Branch of Guangdong Development Bank, dated December 10, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.20	Form of Credit Facility Agreement by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.21	Form of Maximum Amount Rights Pledge Contract by and between Comtech Communication Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.22	Form of Maximum Amount Rights Pledge Contract by and between Comtech Software Technology (Shenzhen) Company Limited and Shenzhen Branch of Guangdong Development Bank, dated December 7, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on December 15, 2010)
4.23	Amendment to the Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, dated October 13, 2010 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on January 3, 2011)
4.24	Credit Facility Agreement with Standard Chartered Bank (Hong Kong) Limited dated February 11, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.25	Letter from Standard Chartered Bank (Hong Kong) Limited confirming the availability of the Credit Facility as of May 11, 2011. (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on May 16, 2011)
4.26	Credit Facility Agreement by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.27	Credit Facility Agreement by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)

Exhibit No.	Description
4.28	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Shenzhen Comtech International Electronics Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.29	Domestic Letter of Credit-Trade Finance Credit Facility Contract by and between Guangdong Development Bank and Comtech Communications Technology (Shenzhen) Co., Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.30	Maximum Guarantee Contract by and between Guangdong Development Bank and Comtech Software Technology (Shenzhen) Co. Ltd., dated July 14, 2011 (Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 21, 2011)
4.31	Credit Facility Agreement with HSBC dated May 18, 2011 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 1, 2011)
4.32	Letter from HSBC confirming the availability of the Credit Facility as of October 25, 2011 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on November 11, 2011)
4.33	Land Use Rights Agreement dated August 18, 2011 (Incorporated by reference to Exhibit 4.33 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.34	Employment Agreement of Jeffrey Kang dated as of January 2011 (Incorporated by reference to Exhibit 4.34 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.35	Employment Agreement of Yi Yuan dated as of March 2011 (Incorporated by reference to Exhibit 4.35 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.36	Employment Agreement of Frank Zheng dated as of January 2011 (Incorporated by reference to Exhibit 4.36 of our Annual Report on Form 20-F filed with the Commission on April 2, 2012)
4.37	Amendment, dated December 19, 2011, to Factoring Agreement by and between Bank of China (Hong Kong) Limited and Comtech Broadband Corporation Limited, effective March 2, 2012, as further amended March 6, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.38	Cross Guaranty of Comtech Broadband Corporation Limited and Comtech International (Hong Kong) Limited (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.39	Confirmation Letter of Bank of China (Hong Kong) Limited, dated March 2, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on March 15, 2012)
4.40	Sale and Purchase Agreement dated October 23, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on October 31, 2012)
4.41	Service Agreement dated November 14, 2012, by and between Viewtran Group, Inc. and Cogobuy Group. (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
4.42	Letter from the Hongkong and Shanghai Banking Corporation Limited confirming the availability of the Credit Facility as of December 4, 2012 (Incorporated by reference to the Report of Foreign Private Issuer on Form 6-K filed with the Commission on December 11, 2012)
4.43	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated July 14, 2005, among Jeffrey (Jingwei) Kang, Honghui Li and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
4.44	Deed Concerning Shares of Shanghai E & T System Company Limited, dated December 12, 2006, among Honghui Li and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2007)
4.45	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated December 12, 2006, among Jeffrey (Jingwei) Kang, Honghui Li and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 10-K filed with the Commission on March 16, 2007)
4.46	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated November 14, 2012, among Honghui Li, Reliable Group Limited and Comtech (China) Holding Ltd. (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
4.47	Deed Concerning Shares of Shenzhen Comtech International Ltd, dated November 14, 2012, among Huimo Chen, Reliable Group Limited and Nan Ji (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)

Exhibit No.	Description
4.48	Deed Concerning Shares of Shanghai Comtech Electronic Technology Company Ltd, dated November 14, 2012, among Comtech (China) Holding Ltd. and MDC Tech Inc. Limited (Incorporated by reference to our Annual Report on Form 20-F filed with the Commission on April 30, 2013)
4.49	Viewtran Group, Inc. 2009 Omnibus Securities and Incentive Plan (Incorporated by reference to Exhibit A of our proxy statement filed with the Commission on November 24, 2009)
8.1	List of Subsidiaries (Incorporated by reference to page 25 of this annual report)
11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 14.1 to our Form 10-K for the year ended December 31, 2004 filed on March 31, 2005)
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 80 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of KPMG, an independent registered public accounting firm
100.1*	The following financial information from Viewtran Group’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2013 and 2011, (ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2011 and 2010, (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2011 and 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2011 and 2010, and (iv) Notes to Consolidated Financial Statements

*Filed Herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIEWTRAN GROUP, INC.

May 15, 2014	By:	/s/ Jeffrey Kang
Name: Jeffrey Kang
Title: Chief Executive Officer (Principal Executive Officer)

May 15, 2014	By:	/s/ Andy Liu
Name: Andy Liu
Title: Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Viewtran Group, Inc.:

We have audited the accompanying consolidated balance sheets of Viewtran Group, Inc. (formerly known as Cogo Group, Inc., the “Company”) and its subsidiaries (collectively, the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income / (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viewtran Group, Inc. and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2013 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China
May 15, 2014

VIEWTRAN GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2013	2013	2012
		USD	RMB	RMB
ASSETS
Current assets:
Cash		54,571	330,356	324,839
Pledged bank deposits	9	79,946	483,970	556,941
Accounts receivables, net	3	54,201	328,117	704,968
Bills receivable	4	867	5,250	27,945
Amounts due from related parties	19	4,342	26,284	35,743
Inventories	5	77	466	516,372
Income taxes receivables		—	—	2,098
Prepaid expenses and other receivables		1,891	11,446	56,266
Total current assets		195,895	1,185,889	2,225,172
Property and equipment, net	6	5,683	34,401	17,515
Intangible assets, net	8	10,080	61,024	128,810
Other assets	16	39,781	240,825	261
TOTAL ASSETS		251,439	1,522,139	2,371,758

LIABILITIES AND EQUITY

Current liabilities:
Accounts payables		272	1,644	102,878
Bank borrowings	9	—	—	614,045
Income taxes payables		1,048	6,343	7,155
Accrued expenses and other liabilities	11	4,928	29,832	35,734
Total current liabilities		6,248	37,819	759,812
Deferred tax liabilities	10	1,663	10,070	21,254
Total liabilities		7,911	47,889	781,066
Equity:
Common stock
Par value: USD0.01
Authorized: 200,000,000 shares
Issued: 48,073,490 shares in 2013 and 43,423,556 shares in 2012
Outstanding: 27,513,490 shares in 2013 and 31,110,922 shares in 2012		610	3,693	3,409
Additional paid in capital		247,520	1,498,411	1,448,396
Retained earnings		98,981	599,204	584,364
Accumulated other comprehensive loss		(23,810)	(144,137)	(122,513)
		323,301	1,957,171	1,913,656
Less cost of common stock in treasury, 20,560,000 shares in 2013 and 12,312,634 shares in 2012		(79,773)	(482,921)	(369,217)

Total Viewtran Group, Inc. equity		243,528	1,474,250	1,544,439
Noncontrolling interests		—	—	46,253

Total equity		243,528	1,474,250	1,590,692

Commitments and contingencies	17	—	—	—

TOTAL LIABILITIES AND EQUITY		251,439	1,522,139	2,371,758

See accompanying notes to consolidated financial statements.

VIEWTRAN GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(in thousands, except share data)

		Year ended December 31,
	Note	2013	2013	2012	2011
		USD	RMB	RMB	RMB
Net revenue
Product sales	14	86,083	521,119	20,414	14,149
Service revenue	14	2,059	12,466	—	—
		88,142	533,585	20,414	14,149
Cost of sales
Cost of goods sold		(68,009)	(411,707)	(15,418)	(10,220)
Cost of services		—	—	—	—
		(68,009)	(411,707)	(15,418)	(10,220)
Gross profit		20,133	121,878	4,996	3,929
Selling, general and administrative expenses		(12,726)	(77,036)	(65,356)	(78,143)
Research and development expenses		(7,655)	(46,339)	(58,665)	(60,623)
Provision for doubtful accounts	3	(107)	(650)	—	—
Impairment loss of goodwill	8	—	—	—	(109,157)
Other operating income / (loss), net		1,324	8,018	907	(4,266)
Income / (loss) from operations		969	5,871	(118,118)	(248,260)
Other income		1,363	8,249	779	—
Interest expense		—	—	(1,251)	(865)
Interest income		2,148	13,005	1,994	188
Earnings / (loss) from continuing operations before income taxes		4,480	27,125	(116,596)	(248,937)
Income tax expense	10	(691)	(4,182)	(2,331)	1,317
Net income / (loss) from continuing operations		3,789	22,943	(118,927)	(247,620)
Net income / (loss) from discontinued operations, net of income taxes		1,226	7,421	167,634	98,401
Net income / (loss)		5,015	30,364	48,707	(149,219)
Less net income attributable to noncontrolling interests in discontinued operations		(2,564)	(15,524)	(24,577)	(7,386)
Net income / (loss) attributable to Viewtran Group, Inc.		2,451	14,840	24,130	(156,605)
Basic earnings / (loss) per share attributable to Viewtran Group, Inc.
Continuing operations:	13	0.12	0.70	(3.26)	(6.67)
Discontinued operations:	13	(0.04)	(0.25)	3.92	2.45
Total attributable to Viewtran Group, Inc.		0.08	0.45	0.66	(4.22)
Diluted earnings / (loss) per share attributable to Viewtran Group, Inc.
Continuing operations:	13	0.11	0.69	(3.26)	(6.67)
Discontinued operations:	13	(0.04)	(0.24)	3.92	2.45
Total attributable to Viewtran Group, Inc.		0.07	0.45	0.66	(4.22)

Weighted average number of common shares outstanding
- Basic	13	32,907,268	32,907,268	36,355,124	37,094,995
- Diluted	13	33,107,589	33,107,589	36,355,124	37,094,995
Comprehensive income / (loss):
Net income / (loss)		5,015	30,364	48,707	(149,219)
Other comprehensive income / (loss), net of nil tax
Foreign currency translation adjustments		(4,380)	(26,516)	(798)	(11,159)
Less reclassification adjustment upon disposal of subsidiaries included in (loss)/gain on disposal of subsidiaries		731	4,425	5,638	—
Other comprehensive (loss) / income		(3,649)	(22,091)	4,840	(11,159)
Comprehensive income / (loss)		1,366	8,273	53,547	(160,378)
Less comprehensive income, net of nil tax, attributable to noncontrolling interests		(2,487)	(15,057)	(23,676)	(7,002)
Comprehensive (loss) / income attributable to Viewtran Group, Inc.		(1,121)	(6,784)	29,871	(167,380)

 See accompanying notes to consolidated financial statements.

VIEWTRAN GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Viewtran Group, Inc. Stockholders
	Common Stock		Additional paid in	Retained	Accumulated other comprehensive	Treasury	Non controlling	Total
	No. of Shares		capital	earnings	loss	stock	interests	equity
	Outstanding	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	35,848,764	3,332	1,315,806	716,839	(117,479)	(226,495)	15,332	1,707,335
Net income / (loss)	—	—	—	(156,605)	—	—	7,386	(149,219)
Other comprehensive loss	—	—	—	—	(10,775)	—	(384)	(11,159)
Issuance of common stock pursuant to share-based compensation	1,127,756	8	(8)	—	—	—	—	—
Share-based compensation	—	—	66,723	—	—	—	—	66,723
Purchase of treasury stock	(3,416,053)	—	—	—	—	(93,530)	—	(93,530)

Balance as of December 31, 2011	33,560,467	3,340	1,382,521	560,234	(128,254)	(320,025)	22,334	1,520,150
Net income	—	—	—	24,130	—	—	24,577	48,707
Other comprehensive income	—	—	—	—	5,741	—	(901)	4,840
Issuance of common stock pursuant to share-based compensation	1,114,271	69	(69)	—	—	—	—	—
Share-based compensation	—	—	65,944	—	—	—	—	65,944
Purchase of treasury stock	(3,563,816)	—	—	—	—	(49,192)	—	(49,192)
Capital contribution to a subsidiary by noncontrolling interests	—	—	—	—	—	—	243	243

Balance as of December 31, 2012	31,110,922	3,409	1,448,396	584,364	(122,513)	(369,217)	46,253	1,590,692
Net income	—	—	—	14,840	—	—	15,524	30,364
Other comprehensive loss	—	—	—	—	(21,624)	—	(467)	(22,091)
Issuance of common stock pursuant to share-based compensation	4,649,934	284	(284)	—	—	—	—	—
Share-based compensation	—	—	50,299	—	—	—		50,299
Purchase of treasury stock	(8,247,366)	—	—	—	—	(113,704)	—	(113,704)
Disposal of subsidiaries	—	—	—	—	—	—	(61,310)	(61,310)

Balance as of December 31, 2013	27,513,490	3,693	1,498,411	599,204	(144,137)	(482,921)	—	1,474,250
Balance as of December 31, 2013 (in USD)		610	247,520	98,981	(23,810)	(79,773)	—	243,528

See accompanying notes to consolidated financial statements.

VIEWTRAN GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Cash flows from operating activities:
Net income / (loss)	5,015	30,364	48,707	(149,219)
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation expense	975	5,904	5,789	6,179
Amortization of intangible assets	3,928	23,776	25,295	28,631
Amortization of land use rights	—	—	293	—
Impairment loss of goodwill	—	—	—	236,945
Deferred income taxes	(1,848)	(11,184)	(4,173)	(4,723)
Loss / (gain) on disposal of property and equipment	22	134	(1,773)	205
Loss / (gain) on disposal of subsidiaries	5,539	33,531	(558)	—
Provision for doubtful accounts	416	2,520	—	2,325
Share-based compensation	8,309	50,299	65,944	66,723
Changes in operating assets and liabilities, net of effects of acquisitions and disposal of subsidiaries:
Accounts receivables, net	(54,560)	(330,294)	70,582	(282,935)
Bills receivable	(846)	(5,121)	(26,539)	(8,888)
Inventories	26,357	159,560	(351,297)	(84,331)
Prepaid expenses and other receivables	(2,049)	(12,399)	(13,608)	(22,629)
Income taxes receivables	342	2,071	(184)	450
Accounts payables	21,880	132,452	34,994	57,972
Amounts due from related parties	38,473	232,906	(97,215)	—
Income taxes payables	288	1,741	(7,721)	102
Accrued expenses and other liabilities	(578)	(3,499)	10,653	6,067
Net cash generated from / (used in) operating activities	51,663	312,761	(240,811)	(147,126)
Cash flows from investing activities:
Increase in pledged bank deposits	(27,698)	(167,674)	(127,383)	(113,898)
Payments for acquisitions of subsidiaries, net of cash acquired	—	—	—	(140,419)
Proceeds from disposal of subsidiaries, net of cash disposed of	24,980	151,221	42,737	—
Increase in other assets	(36,011)	(218,000)	—	—
Purchases of property and equipment	(3,416)	(20,677)	(8,164)	(10,035)
Proceeds from disposal of property and equipment	81	488	2,706	—
Net cash used in investing activities	(42,064)	(254,642)	(90,104)	(264,352)
Cash flows from financing activities:
Purchase of treasury stock	(18,783)	(113,704)	(49,192)	(93,530)
Net proceeds from bank borrowings	14,535	87,990	134,658	381,816
Capital contribution to a subsidiary by noncontrolling interests	—	—	243	—
Net cash (used in) / provided by financing activities	(4,248)	(25,714)	85,709	288,286
Effect of exchange rate changes on cash	(4,440)	(26,888)	(2,319)	(4,094)

Net increase / (decrease) in cash	911	5,517	(247,525)	(127,286)
Cash at beginning of the year	53,660	324,839	572,364	699,650

Cash at end of the year	54,571	330,356	324,839	572,364
Supplementary cash flow information:
Guarantee fee received	1,141	6,909	—	—
Interest paid	2,763	16,727	26,743	20,152
Income taxes paid	1,078	6,525	17,917	15,724

See accompanying notes to consolidated financial statements.

VIEWTRAN GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	ORGANIZATION AND NATURE OF OPERATIONS AND REDOMESTICATION MERGER

(a)	Organization and nature of operations

On October 23, 2012, Viewtran Group, Inc (the “Company”) entered into a Sale and Purchase Agreement (the “Cogobuy Agreement”) with Cogobuy Group (“Cogobuy”), an entity owned by Mr. Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company sold certain subsidiaries (the “First Disposal Group”) to Cogobuy for a total consideration of USD78,000. The transaction contemplated by the Envision Agreement closed on November 15, 2012 and the entire purchase price was fully received in 2012. See note 7(a).

On September 23, 2013, the Company entered into a Sale and Purchase Agreement (the “Brilliant Agreement”) with Brilliant Group Global Limited (“Brilliant”), an entity owned by Mr. Jeffrey Kang, pursuant to which the Company sold certain subsidiaries (the “Second Disposal Group”) for a total consideration of USD80,000. The transaction contemplated by the Brilliant Agreement closed on November 20, 2013 and the entire purchase price was fully received in 2013. See note 7(b)

The results of the Second Disposal Group up to the date of disposal have been presented as discontinued operations in the accompanying consolidated statements of comprehensive income. In the previously issued fiscal 2012 consolidated financial statements, the results of operations and related disposal gains for the First Disposal Group were not presented as discontinued operations because the Group continued to generate significant cash flows from the First Disposal Group including trading activities as well as certain cross bank guarantees (note 9) after November 15, 2012. Following the execution of the Brilliant Agreement in 2013, the trading and other business activities between the remaining Group and the First Disposal Group have reduced gradually and are expected to cease in 2014. Management reassessed the classification of the results of First Disposal Group and concluded that the First Disposal Group should be reclassified as discontinued operations as the cash flows to be received by the Group from continuation of activities with the First Disposal Group are no longer expected to be significant following the disposal of the Second Disposal Group. As such, the results of operations for both the First Disposal Group and Second Disposal Group are classified as discontinued operations for all periods presented.

Before the completion of the Brilliant Transaction, the Group was principally engaged in the sale of component parts for electronic devices and equipment, such as liquid crystal display, cameras, persistent storage and peripheral devices for wireless handsets and fixed-line telecommunications, industrial business components and medical and healthcare equipment to customers in the People’s Republic of China (“PRC”) and other overseas countries. The Group also provided technology and engineering services, business process outsourcing and other related services in the PRC.

Subsequent to the Brilliant Transaction, the Group continued to engage in the sale of medical and healthcare devices and provide technology and engineering services and business process outsourcing services. The Group also started to provide enterprise information technology solutions services including system design, customization, implementation and integration to companies in the PRC.

As of December 31, 2013 and 2012, the subsidiaries which principally affect the results of operations and financial condition of the Company are as follows:

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2013	2012
Comtech Broadband Technology (Shenzhen) Co., Ltd. (Formerly known as “Comloca Technology (Shenzhen) Company Limited”) (“Comtech Broadband SZ”)	PRC	-	100%	Sales of electronics components and related products (note a)

Comtech Broadband Corporation Limited (“Comtech Broadband”)	Hong Kong	-	70%	Sales of electronics components and related products (note a)

Shenzhen Comtech International Limited (“Shenzhen Comtech”)	PRC	-	100%	Sales of electronics components and related products (notes a, c and d)

Shanghai Comtech Electronic Technology Company Limited (“Shanghai Comtech”)	PRC	-	100%	Sales of electronics components and related products (notes a, b and d)

Shanghai E&T System Company Limited (“Shanghai E & T”)	PRC	-	100%	Sales of electronics components and related products (notes a and d)

Shenzhen Huameng Software Company Limited (“Huameng PRC”)	PRC	-	100%	Provision of technology and engineering services, outsourcing, network system integration and related training and maintenance services (note a)

Viewtran Technology (Shenzhen) Co., Limited (“Viewtran PRC”)	PRC	100%	100%	Provision of media communication and collaboration platforms and solutions

Comtech Digital Technology (Hong Kong) Limited (“Comtech Digital”)	Hong Kong	-	60%	Sales and development of digital and industrial applications, microcontrollers and complementary products (note a)

Name of Company	Place of incorporation or establishment	Attributable equity interest held		Principal activity
		2013	2012
Comtech Industrial (Hong Kong) Limited (“Comtech Industrial”)	Hong Kong	-	100%	Sales and development of industrial applications, microcontrollers and complementary products (note a)

Mega Sky (Shenzhen) Limited (“Mega Sky SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions and research and development of software products

Mega Smart (Shenzhen) Limited (“Mega Smart SZ”)	PRC	100%	100%	Provision of industrial and microcontroller based system solutions on customer, industrial, automotive, smart meter and smart grid markets

MDC Tech Inc. Limited (“MDC”)	Hong Kong	100%	100%	Sales of medical and healthcare devices and provision of enterprise solutions in industrial end-markets

Note a	These entities were included in the Brilliant Transaction and were disposed by the Company on November 20, 2013.

Note b	Prior to the Brilliant Transaction, the Company, through its wholly-owned subsidiary, entered into legal arrangements with the legal shareholder of Shanghai Comtech in 2012 pursuant to which the legal shareholder of Shanghai Comtech agreed to hold the equity interest in Shanghai Comtech on behalf of the Company’s wholly-owned subsidiary, and waived its full rights and risks of ownership of the equity interests in favour of the Company’s wholly-owned subsidiary. Accordingly, the Company had control over Shanghai Comtech through such legal arrangements.

Both Shanghai Comtech and the above mentioned wholly-owned subsidiary of the Company were included in the Brilliant Transaction and were disposed by the Company on November 20, 2013.

Note c	Prior to the Brilliant Transaction, the Company exercised its control over Shenzhen Comtech through legal arrangements between Shenzhen Comtech’s legal shareholders (“Legal Shareholders”) and a wholly-owned subsidiary of the Company. The Legal Shareholders of Shenzhen Comtech are Huimo Chen, the mother of Jeffrey Kang, and Honghui Li, the Vice President of the Group, who hold 1% and 99% equity interest in Shenzhen Comtech respectively. The Legal Shareholders agreed to hold the equity interest in Shenzhen Comtech on behalf of the Company’s wholly-owned subsidiary, and waived their full rights and risks of ownership of the equity interests in favor of the Company’s wholly-owned subsidiary.

Both Shenzhen Comtech and the above mentioned wholly-owned subsidiary of the Company were included in the Brilliant Transaction and were disposed by the Company on November 20, 2013.

Note d	Prior to January 1, 2012, the legal shareholders of Shanghai E&T were Shenzhen Comtech and Honghui Li with equity interests of 95% and 5% respectively. Honghui Li entered into and was bound by legal arrangements, similar to those as described in notes (b) and (c), with the Company’s wholly-owned subsidiary relating to his holding of 5% equity interest in Shanghai E&T and agreed to hold on behalf of the Company’s wholly-owned subsidiary waiving his full rights and risks of ownership of the equity interests in favor of the Company’s wholly-owned subsidiary.

On January 1, 2012, the Company instructed Shenzhen Comtech and Honghui Li to transfer 76% and 5% of their respective equity interest in Shanghai E&T to Shanghai Comtech. After the transfer, the legal shareholders of Shanghai E&T are Shenzhen Comtech and Shanghai Comtech, subsidiaries which the Company exercises its controls through legal arrangements (see note (b) for Shanghai Comtech and note (c) for Shenzhen Comtech), with equity interest of 19% and 81% respectively.

Shanghai Comtech, Shenzhen Comtech and Shanghai E&T were included in the Brilliant Transaction and were disposed by the Company on November 20, 2013.

In accordance with the legal arrangements as described above, the Company had exclusive authority over all decision making related to the ongoing, major, or central operations of Shenzhen Comtech and Shanghai Comtech (collectively, the “Subsidiaries held under Deeds”). The relevant rights on decision making were forfeited by the legal shareholders under the legal arrangements. The Company also had exclusive authority over all decision making related to the total sharing of profit or loss of the Subsidiaries held under Deeds as well as the ability to establish and implement policy for dissolving them. In addition, the Company had the rights to sell or transfer the shareholding of the Subsidiaries held under Deeds. These rights were forfeited by the legal shareholders under the legal arrangements. The Company had significant financial interests in the Subsidiaries held under Deeds that provide the Company with the right to receive income, both as ongoing revenue and as proceeds from the sale of its interests in the Subsidiaries held under Deeds, in an amount that fluctuates based on the performance of the operations of the Subsidiaries held under Deeds and the change in the fair value thereof. Based on the above, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), the Company had effective ownership and control over the Subsidiaries held under Deeds and that the financial position and results of operations of the Subsidiaries held under Deeds have been consolidated into the Company’s consolidated financial statements.

The Company does not hold any subsidiary under deeds subsequent to the completion of the Brilliant Transaction.

(b)	Redomestication merger

The Company was incorporated in the Cayman Islands on April 12, 2011 under the name of “Cogo Group Cayman, Inc.” for the sole purpose of effectuating the redomestication of the Company’s predecessor, Cogo Group, Inc., a Maryland corporation (“Cogo Maryland”).

The redomestication merger was approved by the shareholders of Cogo Maryland on July 25, 2011, pursuant to which each new ordinary share in the common stock of the Company was issued in exchange for one share of common stock of Cogo Maryland held by the shareholders. The redomestication became effective August 4, 2011. After the closing of the redomestication merger, the Company changed its name to Cogo Group, Inc. and Cogo Maryland ceased to exist. On November 20, 2013, the Company changed its name to Viewtran Group, Inc.

The Company’s consolidated results of operations and cash flows included in the accompanying consolidated financial statements for the year ended December 31, 2013 include the results of operations and cash flows of the Company’s predecessor, Cogo Maryland, for the period from January 1, 2011 to August 4, 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance U.S. GAAP.

(a)	Principle of Consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property and equipment, goodwill and intangible assets; the allocation of the purchase price for the Company’s acquisitions; the collectability of accounts receivables; the realizability of deferred tax assets and inventories; fair value of share-based compensation; the useful lives and salvage values of properties and equipment; and amounts recorded for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates.

(c)	Foreign Currency Transactions and Translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company is U.S. dollar (“USD”), whereas the functional currency of the Company’s subsidiaries in the PRC and Hong Kong is RMB and Hong Kong dollar (“HKD”), respectively. Prior to cessation of Cogo Maryland, the functional currency of Cogo Maryland was USD. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at each balance sheet date. The net foreign currency exchange loss amounted to RMB15,386 (USD2,354), RMB2,960 and RMB3,352 for the years ended December 31, 2013, 2012 and 2011, respectively, are included in ‘Selling, general and administrative expenses’ in the consolidated statements of comprehensive income / (loss).

Gains and losses resulting from translation of the financial statements of the Company and the Company’s subsidiaries in Hong Kong into RMB reporting currency are recorded as a separate component of accumulated other comprehensive loss within equity.

For the convenience of the readers, the December 31, 2013 RMB amount included in the accompanying consolidated financial statements have been translated into USD at the rate of USD1.0000 = RMB6.0537, representing the rate quoted by the Federal Reserve Bank of New York at the close of business on December 31, 2013. No representation is made that the RMB amounts could have been, or could be, converted into USD at that rate or at any particular rate or at all.

(d)	Cash and Pledged Bank Deposits

Cash consists of cash on hand, and cash in bank accounts and interest-bearing savings accounts. Cash deposits that are restricted as to withdrawal or pledged as security are disclosed separately in the consolidated balance sheet, and not included in the total cash for the purpose of the consolidated statements of cash flows.

(e)	Accounts Receivables

Accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivables. The Group determines the allowance based on a review of specifically identified accounts and aging data. The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis.

Account receivables are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s subsidiaries in the PRC are required to comply with local tax requirements on the write-offs of doubtful accounts, which allow for the deductibility of such write-offs only when sufficient evidence is available to prove the debtors’ inability to make payments. For financial reporting purposes, the Group generally records write-offs of doubtful accounts at the same time the local tax requirements for the write-offs are met. As a result, there are generally time lags between the time when a provision for doubtful accounts is provided and the time the doubtful accounts and the related allowance are written off.

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

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit exceeded its carrying value, step two did not need to be performed. However, if the fair value of the reporting unit was less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the Group must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. Fair value of each of the Group’s reporting units was determined using a combination of the market and income approaches. For the years ended December 31, 2011, impairment loss amounted to RMB236,945. For the year ended December 31, 2013 and 2012, no impairment loss was recognized as goodwill was fully impaired as of December 31, 2011. See note 8.

(h)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of comprehensive income / (loss) in the period that includes the enactment date or date of change in tax rate. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Sales of components and modules represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

Service Revenue

Enterprise solution services are provided on a time-and-material basis or as a fixed-price contract and the contract terms range between two weeks to eleven months. Given the short duration of service contracts, revenue is recognized when services under relevant contracts have been delivered.

(j)	Research and Development and Advertising

Research and development and advertising costs are expensed as incurred. Research and development costs of continuing operations amounted to RMB 46,339 (USD 7,655), RMB 58,665 and RMB 60,623 for the years ended December 31, 2013, 2012 and 2011, respectively, while research and development costs of discontinued operations amounted to RMB 26,334 (USD 4,350), RMB 43,867 and RMB 41,016 for the years ended December 31, 2013, 2012 and 2011, respectively.

Advertising costs of continuing operations amounted to RMB 3 (USD 1), nil and nil for the years ended December 31, 2013, 2012 and 2011, respectively, while advertising costs of discontinued operations amounted to RMB 44 (USD 7), RMB 276 and RMB 334 for the years ended December 31, 2013, 2012 and 2011, respectively.

(k)	Shipping and Handling Fees and Costs

Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in “selling, general and administrative expenses”. Shipping and handling fees and costs of continuing operations amounted to RMB 314 (USD 52), RMB 96 and RMB 117 for the years ended December 31, 2013, 2012 and 2011, respectively, while shipping and handling fees and costs of discontinued operations amounted to RMB 5,443 (USD 899), RMB 9,600 and RMB 12,315 for the years ended December 31, 2013, 2012 and 2011, respectively

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

Share-based compensation expense amounted to RMB50,299 (USD8,309), RMB65,944 and RMB66,723 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

(o)	Recently Adopted Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company adopted the new standard on January 1, 2013. The adoption did not have a material impact on its consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The Company has early adopted the new standard.  The adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3.	ACCOUNTS RECEIVABLES, NET

Accounts receivables consist of the following:

	2013	2013	2012
	USD	RMB	RMB
Accounts receivables	57,292	346,831	731,839
Less: allowance for doubtful accounts	(3,091)	(18,714)	(26,871)
Accounts receivables, net	54,201	328,117	704,968

An analysis of the allowance for doubtful accounts is as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Balance at the beginning of year	4,439	26,871	75,617	73,292
Additional allowance for doubtful accounts	416	2,520	—	3,000
Write back on allowance for doubtful accounts	—	—	—	(675)
Disposal of subsidiaries	(1,764)	(10,677)	(48,746)	—
Balance at the end of year	3,091	18,714	26,871	75,617

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount.

In 2010, the Group entered into a factoring agreement with Bank of China (Hong Kong) Limited (“BOC”) (see note 9) in which certain accounts receivable were transferred with recourse to BOC. Under the factoring agreement, BOC pays an amount net of discount to the Group and collects the factored accounts receivable balances directly from customers. The discount costs 2.7% to 3.4% of the balance transferred and are included in “interest expense”. The Group records the transfers of accounts receivable pursuant to the factoring agreement as sales when it is considered to have surrendered control of such receivables under the provisions of ASC 860, Transfers and Servicing. As of December 31, 2012, the Group has not accrued a recourse liability since the estimated fair value of the recourse obligation was immaterial. There was no outstanding accounts receivable factored with banks as of December 31, 2013.

For the years ended December 31, 2013, 2012 and 2011, the Group received proceeds from the sale of accounts receivables amounting to RMB659,185 (USD108,890), RMB677,397 and RMB660,230, respectively. In addition, the Group recorded interest expense amounting to RMB7,811 (USD1,282), RMB6,323 and RMB4,720 in respect of the accounts receivables factored for the years ended December 31, 2013, 2012 and 2011. As of December 31, 2012, outstanding accounts receivable factored with banks for which the Group has retained a recourse obligation amounted to RMB278,252. There was no outstanding accounts receivables factored with banks for which the Group has retained a recourse obligation as of December 31, 2013.

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

During the year ended December 31, 2011, the Group transferred with recourse certain of its bills receivable to banks. Under this discounting arrangement, the bank paid a discounted amount to the Group and collected the amounts owed from the customers’ banks.

For the year ended December 31, 2011, the Group received proceeds, net of discount, from the sale of bills receivable amounting to RMB51,737. In addition, the Group recorded discounts amounting to RMB1,187 in respect of the bills receivable sold for the year ended December 31, 2011. The Group did not discount any bills receivable during the years ended December 31, 2013 and 2012.

For bills receivable sold to banks that the Group has surrendered control, the Group derecognized the discounted bills receivable pursuant to the provisions of ASC 860. As of December 31, 2013 and 2012, the Group has no derecognized discounted bills receivable in accordance with ASC 860.

5.	INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Cost of inventories comprises direct materials.

Inventories by major categories are as follows:

	2013	2013	2012
	USD	RMB	RMB
Finished goods	77	466	516,372

Inventories amounting to RMB1,570 and RMB63 were written off during the years ended December 31, 2012 and 2011, respectively. No inventories were written off during the year ended December 31, 2013.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment is stated at cost less depreciation and if applicable, impairment.

Property and equipment consists of the following:

	2013	2013	2012
	USD	RMB	RMB
Property	—	—	23
Machinery	183	1,106	1,416
Furniture and office equipment	7,261	43,957	26,845
Motor vehicles	356	2,155	4,499
Total	7,800	47,218	32,783
Less: accumulated depreciation	(2,117)	(12,817)	(15,268)
Property and equipment, net	5,683	34,401	17,515

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Cost of sales	—	—	72	41
Selling, general and administrative expenses	894	5,414	4,303	4,697
Research and development expenses	81	490	1,414	1,441
Total	975	5,904	5,789	6,179

7.	DISCONTINUED OPERATIONS - DISPOSALS OF SUBSIDIARIES

(a)	Disposal of subsidiaries to Cogobuy

Pursuant to the terms of the Cogobuy Agreement dated November 14, 2012, guarantees to banking institutions among the Company’s remaining subsidiaries after the disposal on November 15, 2012 and the borrowing entities within the First Disposal Group will be maintained for a transitional period up to December 31, 2014. The Group charges a guarantee fee of USD250 as determined with reference to the guarantee fee chargeable by banks, to Cogobuy each quarter. The Group will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the First Disposal Group. Service fees will be charged at pre-determined rates over usage and revenue generated by the First Disposal Group as stipulated in the Services Agreement. For the year ended December 31, 2013 and 2012, the Group has charged to Cogobuy guarantee fees amounting to RMB6,130 (USD1,000) and RMB779, respectively, and service fees amounting to RMB11,431 (USD1,888) and RMB976, respectively. As of December 31, 2013 and 2012, the Group does not believe it is probable that a claim will be made against the Group under the guarantee. Thus, no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

The Cogobuy Agreement also contains a non-competition clause, pursuant to which the Company and Cogobuy agreed not to compete with each other’s business for a period of two years from closing. Additionally, the Company and Cogobuy agreed to make reasonable efforts to maintain the operations of Cogobuy and its acquired subsidiaries in the ordinary course consistent with past practices and to preserve its relationships with its major customers, suppliers and others having business dealings with the acquired subsidiaries.

Effects of disposal on the financial position of the Company

The following table summarizes the amounts of assets and liabilities of the First Disposal Group on November 15, 2012:

Net assets disposed of:	RMB
Cash	443,765
Accounts receivables, net	159,848
Bills receivable	38,483
Amount due from the Group	61,472
Inventories	157,033
Prepaid expenses and other receivables	36,198
Property and equipment, net	7,751
Land use rights, net	19,015
Other assets	321
Accounts payables	(71,426)
Bank borrowings	(369,112)
Income taxes payables	(1,189)
Accrued expenses and other liabilities	(3,790)
Total	478,369

Satisfied by:
Cash consideration	(486,502)
Exchange reserve realized upon disposal	5,638
Transaction cost	1,937
Gain on disposal of subsidiaries	558

(b)	Disposal of subsidiaries to Brilliant

Pursuant to the terms of the Brilliant Agreement dated November 20, 2013, guarantees to banking institutions among the Company’s remaining subsidiaries after the disposal on November 20, 2013 and the borrowing entities within the Second Disposal Group will be maintained for a transitional period up to December 31, 2014. The Group charges a guarantee fee of USD750, as determined with reference to the guarantee fee chargeable by banks, to Brilliant each quarter. The Group will also provide support and administrative services, including logistics, warehousing, accounting service, customer service, human resource service and IT services, to the Second Disposal Group. Service fees will be charged at pre-determined rates over usage and revenue generated by the Second Disposal Group as stipulated in the Services Agreement. For the year ended December 31, 2013, the Group has charged guarantee fees to Brilliant amounting to RMB2,119 (USD350). As of December 31, 2013, the Group does not believe it is probable that a claim will be made against the Group under the guarantee. Thus, no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Effects of disposal on the financial position of the Company

The following table summarizes the amounts of assets and liabilities of the Second Disposal Group on November 20, 2013:

Net assets disposed of:	RMB
Cash	336,322
Pledged deposits	234,644
Accounts receivables, net	685,367
Bills receivable	27,816
Amount due from Cogobuy and its subsidiaries	148,573
Inventories	341,549
Prepaid expenses and other receivables	33,708
Property and equipment, net	2,704
Intangible assets, net	44,010
Accounts payables	(214,653)
Bank borrowings	(684,379)
Income taxes payables	(2,520)
Amount due to the Group	(372,019)
Accrued expenses and other liabilities	(3,868)
Less: Non controlling interests	(61,310)
Total	515,944
Satisfied by:
Cash consideration	(487,543)
Exchange reserve realized upon disposal	4,425
Transaction cost	705
Loss on disposal of subsidiaries	(33,531)

(c)	Results of Discontinued operations

The results of the First Disposal Group and Second Disposal Group are reported as discontinued operations in the consolidated statements of comprehensive income / (loss) and are summarized below

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Net revenue	544,576	3,296,700	4,870,235	3,540,252
Results before income taxes	395	2,390	171,142	111,271
Income tax expense	831	5,031	(3,508)	(12,870)
Net income/(loss) from discontinued operations	(1,226)	(7,421)	167,634	98,401

8.	GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill

As of December 31, 2013 and 2012, the Company’s goodwill is as follows:

	2013	2013	2012
	USD	RMB	RMB
Goodwill	43,383	262,631	262,631
Less: accumulated impairment losses	(43,383)	(262,631)	(262,631)
Balance as of December 31	—	—	—

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

As of December 31, 2013 and 2012, the Company’s intangible assets related to the Company’s acquisitions consisted of the following:

	As of December 31, 2013
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	Years	RMB	RMB
Customer relationships	87,851	5 to 12	49,374	38,477
Proprietary technology	7,798	3 to 6.5	7,303	495
Proprietary designs	1,627	3	1,627	—
Website and software asset	570	3 to 5	570	—
Non-compete agreements	51,749	1 to 6	29,697	22,052
License agreement	1,249	2	1,249	—
Order backlog	4,305	0.1	4,305	—

Total	155,149		94,125	61,024
Total (in USD)	25,628		15,548	10,080

	As of December 31, 2012
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
	RMB	Years	RMB	RMB
Customer relationships	189,259	5 to 12	103,653	85,606
Supplier relationships	8,876	11.5	2,766	6,110
Proprietary technology	17,542	3 to 6.5	14,051	3,491
Proprietary designs	1,627	3	1,627	—
Website and software asset	575	3 to 5	575	—
Non-compete agreements	81,940	1 to 6	48,337	33,603
License agreement	1,249	2	1,249	—
Order backlog	4,305	0.1	4,305	—

Total	305,373		176,563	128,810

As a result of the Brilliant Transaction, the Company disposed the intangible assets with carrying amount of RMB44,010 in relation to the operations of the Second Disposal Group on November 20, 2013.

Amortization expense for intangible assets for the years ended December 31, 2013, 2012 and 2011 of RMB23,776 (USD3,928), RMB25,295 and RMB28,631 was included in selling, general and administrative expenses, respectively. Estimation for amortization expense for the next five years is: RMB11,626 in 2014, RMB11,626 in 2015, RMB11,408 in 2016, RMB4,832 in 2017 and RMB4,236 in 2018.

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

The Group’s banking facilities contain various covenants, including the Group’s consolidated net borrowing ratio not exceeding 0.25 times and the Group maintaining a tangible net worth of not less than USD160,000 (equivalent to RMB968,592 as of December 31, 2013). Other conditions include the Company’s Chief Executive Officer remaining as the single largest beneficial owner of the Company and Chairman of the Board of Directors and actively involving in the management of the Group, the Company remaining as listed in NASDAQ and retaining at least 50% equity interest in those subsidiaries which entered into the banking facilities with the banks, except for Comtech International Hong Kong, an entity included in the First Disposal Group. On June 28, 2013, the Company and Cogobuy entered into a revised banking facility agreement and pursuant to which that Mr. Jeffrey Kang, the Company’s Chairman and Chief Executive Officer, instead of the Company, shall maintain directly or indirectly not less than 50% equity interest of Comtech International Hong Kong. As of December 31, 2013, a non-financial covenant in one of the Group’s banking facilities has not been satisfied due to the disposal of subsidiaries as disclosed in note 7(b). The Group is in the process of negotiating with the relevant banks to revise the banking facilities and believes this matter will be satisfactorily resolved.

As disclosed in note 7(a) and 7(b), after the disposal of subsidiaries to Cogobuy and Brilliant, guarantees to banking institutions among the Company’s remaining subsidiaries after the disposals and the borrowing entities within the First Disposal Group and the Second Disposal Group (collectively the “Disposal Groups”) will be maintained for a transitional period up to December 31, 2014.

The Group provided guarantee to the following banking facilities:

(a) Banking facilities which were made available solely to the Group (the “Banking Facilities for the Group”) at December 31, 2012;

(b) Joint banking facilities which can be utilized by the Group and the Disposal Groups (the “Joint Banking Facilities”) at December 31, 2013 and 2012; and

(c) Banking facilities which were made available solely to the Disposal Groups (the “Banking Facilities for the Disposal Groups”) at December 31, 2013 and 2012.

(a)	Banking Facilities for the Group

As of December 31, 2013, there were no banking facilities granted solely to the Group. Details of the Banking Facilities for the Group and the borrowings drawn by the Group under such facilities as of December 31, 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
Aggregate credit limit	—	—	934,515
Outstanding borrowings	—	—	(301,288)
Trade receivables factoring facilities utilized	—	—	(278,255)
Unutilized facilities	—	—	354,972

As of December 31, 2012, the Banking Facilities for the Group were secured by deposits of RMB62,301 pledged by the Group.

(b)	Joint Banking Facilities

Details of the Joint Banking Facilities and the borrowings drawn by the Group and the Disposal Groups under such facilities as of December 31, 2013 and 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
Aggregate credit limit	40,000	242,148	594,975
Outstanding borrowings — the Group	—	—	(312,757)
Outstanding borrowings — the Disposal Groups	(23,622)	(143,001)	(200,883)
Unutilized facilities	16,378	99,147	81,335

As of December 31, 2013, the Joint Banking Facilities were secured by deposits of RMB60,550 (USD10,000) pledged by the Disposal Groups. As of December 31, 2012, the Joint Banking Facilities were secured by deposits of RMB286,740 and RMB124,602 pledged by the Group and the Disposal Groups, respectively. The Group and the Disposal Groups are jointly and severally liable for all and any of the borrowings of each of them from the bank which is the beneficiary of the guarantee. As of December 31, 2013 and 2012, management of the Group did not consider it is probable that a claim will be made against the Group under any of the guarantees.

(c)	Banking Facilities for the Disposal Groups

Details of the Banking Facilities for the Disposal Groups and the borrowings drawn by the Disposal Groups under such facilities as of December 31, 2013 and 2012 are set out below:

	2013	2013	2012
	USD	RMB	RMB
Aggregate credit limit	249,500	1,510,399	311,505
Outstanding borrowings	(129,902)	(786,387)	(242,974)
Trade receivables factoring facilities utilized	(36,837)	(223,001)	—
Unutilized facilities	82,761	501,011	68,531

As of December 31, 2013, Banking Facilities for the Disposal Groups were secured by deposits of RMB483,970 (USD79,946) and RMB172,531 (USD28,500) pledged by the Group and the Disposal Groups, respectively. As of December 31, 2012, Banking Facilities for the Disposal Groups were secured by deposits of RMB207,900 and RMB81,900 and pledged by the Group and the Disposal Groups, respectively.

10.	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

The United States of America (“USA”)

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

Hong Kong

The Company’s subsidiaries that are incorporated in Hong Kong are subject to Hong Kong Profits Tax. The applicable profits tax rate is 16.5% for 2011, 2012 and 2013. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

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

Further, Comtech Broadband SZ, Mega Sky SZ and Mega Smart SZ, being software and integrated circuit design enterprises, were each granted a 2+3 tax holiday and were subject to income tax at rates ranging from 0% to 12.5% for the year ended December 31, 2013.

(a)	Income / (loss) before Income Taxes and Provision for Income Taxes

The Group’s income / (loss) before income taxes and extraordinary item consists of the following:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Continuing operations

U.S.	1,371	8,305	(10,757)	(14,708)
PRC, excluding Hong Kong	3,321	20,105	(92,897)	(164,499)
Hong Kong	(388)	(2,351)	(13,231)	(69,603)
Other foreign jurisdictions	176	1,066	289	(127)
	4,480	27,125	(116,596)	(248,937)

Discontinued operations

U.S.	1,847	11,183	-	-
PRC, excluding Hong Kong	5,353	32,404	161,729	214,921
Hong Kong	(6,815)	(41,256)	10,384	(103,329)
Other foreign jurisdictions	10	59	(971)	(321)
	395	2,390	171,142	111,271

The provision for income taxes consists of the following:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Continuing operations
Current tax
PRC, excluding Hong Kong	750	4,541	4,248	1,060
Hong Kong	258	1,559	1	91
Deferred tax
Hong Kong	(317)	(1,918)	(1,918)	(2,468)
	691	4,182	2,331	(1,317)
Discontinued operations
Current tax
PRC, excluding Hong Kong	262	1,584	1,484	7,139
Hong Kong	438	2,651	4,279	7,986
Deferred tax
Hong Kong	(1,531)	(9,266)	(2,255)	(2,255)
	(831)	(5,031)	3,508	12,870
Income tax (benefit)/expense	(140)	(849)	5,839	11,553

Reconciliation between income tax expense and the amount that result by applying the PRC statutory tax rate to income / (loss) before income taxes is as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Income / (loss) before income taxes	4,875	29,515	54,546	(137,666)

PRC statutory tax rate	25%	25%	25%	25%
Computed “expected” income tax expense / (benefit)	1,219	7,379	13,637	(34,417)
Effect of PRC preferential income tax rate	—	—	—	(471)
Effect of PRC tax holiday	(3,574)	(21,638)	(29,113)	(33,947)
PRC R&D bonus deduction	—	—	—	(1,617)
Tax rate differential for U.S and Hong Kong entities	903	5,465	(726)	13,375
Entities of other foreign jurisdictions not subject to income tax	(47)	(282)	171	112
Change in valuation allowance	(341)	(2,065)	3,921	(1,544)
Non-taxable items:
Interest income	(1)	(2)	(61)	(63)
Foreign exchange gain	(59)	(354)	(455)	(56)
Disposal of subsidiaries	(1,160)	(7,024)	(17)	—
Other non-taxable income	—	—	(485)	—
Non-deductible items:
Impairment loss of goodwill	—	—	—	43,146
Allowance for doubtful accounts	69	416	—	384
Share-based compensation	2,077	12,575	16,486	16,679
Professional fees	—	—	—	2,462
Foreign exchange loss	25	152	827	—
Other non-deductible items	72	433	499	595
Deemed income for income tax purposes	677	4,096	1,155	6,915
Income tax (benefit)/expense	(140)	(849)	5,839	11,553

The PRC tax rate has been used because the Company’s principal operations are in the PRC. The effects of the tax holiday are RMB21,638 (USD 3,574), RMB29,113 and RMB33,947 for the years ended December 31, 2013, 2012 and 2011, respectively (equivalent to basic earnings per share amount of RMB0.66 (USD0.11), RMB0.80 and RMB0.92 and a diluted earnings per share amount of RMB0.66 (USD0.11), RMB0.80 and RMB0.92 for the years ended December 31, 2013, 2012 and 2011, respectively).

(b)	Deferred Tax Assets and Liabilities

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2013	2013	2012
	USD	RMB	RMB
Deferred tax assets:
Tax loss carryforwards	883	5,346	13,244
Valuation allowance	(883)	(5,346)	(13,244)

Net deferred tax asset	—	—	—

Deferred tax liabilities:
Intangible assets	(1,663)	(10,070)	(21,254)

Net deferred tax liabilities	(1,663)	(10,070)	(21,254)

The movements of the valuation allowance are as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Balance at the beginning of the year	2,188	13,244	9,880	11,424
Addition of valuation allowance	580	3,509	5,663	5,171
Reduction of valuation allowance	(921)	(5,574)	(1,742)	(6,715)
Disposal of subsidiaries	(964)	(5,833)	(557)	—
Balance at the end of the year	883	5,346	13,244	9,880

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

As of December 31, 2013, the Company had no net tax loss carryforwards for United States federal income tax purposes after taken in the consideration of unrecognized tax benefits.

As of December 31, 2013, the Company’s PRC and Hong Kong subsidiaries had tax loss carryforwards of approximately RMB16,156 (USD2,668) and RMB7,921 (USD1,308), respectively. The tax losses for the PRC subsidiaries amounting to nil, RMB1,131, RMB4,302, RMB9,795 and RMB928 will expire in 2014, 2015, 2016, 2017 and 2018, respectively. The tax loss for the Hong Kong subsidiary does not expire under the current Hong Kong tax legislation.

According to the prevailing PRC income tax law and its relevant regulations, non-PRC-resident enterprises are levied withholding tax at 10%, unless reduced by tax treaties or similar arrangements, on dividends from their PRC-resident investees for earnings accumulated beginning on January 1, 2008, and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Further, the Company’s distributions from its non-U.S. subsidiaries are subject to the U.S. federal income tax at 34%, less any applicable qualified foreign tax credits. Due to the Company’s plan of reinvesting permanently its earnings in its non-U.S. business, the Company has not provided for deferred income tax liabilities of RMB205,185 (USD33,894) and RMB354,507 for U.S. federal income tax purposes on its overseas subsidiaries’ undistributed earnings of RMB603,486 (USD99,689) and RMB1,042,669 as of December 31, 2013 and 2012, respectively.

(c)	Accounting for unrecognized tax benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—	—
Addition related to current year tax positions	2,680	16,226	—	—
Balance at the end of the year	2,680	16,226	—	—

Included in the balance of unrecognized tax benefits as of December 31, 2013 was a potential benefit of RMB16,226. The unrecognized tax benefits were presented in the balance sheet as a reduction of the deferred tax asset for tax loss carryforwards since the uncertain tax position would reduce the tax loss carryforwards under the tax law. Management of the Company does not expect the amount of the unrecognized tax benefits will change significantly within the next twelve months. No interest or penalty expenses were recorded for the years ended December 31, 2013 and 2012.

The Company and its subsidiaries file income tax returns in the United States, PRC and Hong Kong. The Company could be subject to U.S. federal income tax examination by tax authorities for years beginning in 2010. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (USD17). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Accordingly, the PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local tax authorities for the tax years beginning in 2008. The tax returns for the Company’s Hong Kong subsidiaries are currently open to examination by the Hong Kong tax authorities for the tax years beginning in 2007.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	2013	2013	2012
	USD	RMB	RMB
Legal and professional fees	318	1,928	5,351
Accrued staff related costs	151	913	7,568
Financial guarantees (note 18(iii))	4,000	24,215	12,460
Other accruals	459	2,776	10,355
	4,928	29,832	35,734

12.	SHARE-BASED COMPENSATION

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

Stock options

A summary of stock options activity is as follows:

	Number of options outstanding	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		USD	Years	USD
Balance as of January 1, 2011	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2011	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2012	1,184,769	4.08
Exercised	—	—

Balance as of December 31, 2013	1,184,769	4.08	1.01	—

As of December 31, 2013, 1,184,769 stock options were exercisable. No options were exercised during the years ended December 31, 2013, 2012 and 2011 respectively.

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

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2006 Incentive Plan is as follows:

	Shares	Weighted average Grant- date fair value
		USD
Balance as of January 1, 2011	786,465	6.74
Vested	(397,812)	7.10

Balance as of December 31, 2011	388,653	6.36
Vested	(310,920)	6.36

Balance as of December 31, 2012	77,733	6.36
Vested	(77,733)	6.36
Balance as of December 31, 2013	—	—

The total grant-date fair value of the above equity share units vested during the years ended December 31, 2013 and 2012 and 2011 were USD494, USD1,977 and USD2,826, respectively. All equity share units have been vested as of December 31, 2013. As of December 31, 2012, the aggregate fair value of all non-vested equity share units was USD494, which was expected to be amortized on a straight-line basis over a weighted average period of approximately 1 month.

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

Non-vested equity share unit

A summary of non-vested equity share units issued under the 2009 Incentive Plan is as follows:

	Shares	Weighted average Grant-date fair value
		USD
Balance as of January 1, 2011	1,615,952	6.26
Granted on January 1, 2011 (note i)	210,000	8.85
Granted on March 21, 2011 (note i)	1,000,000	7.80
Granted on April 1, 2011 (note i)	150,000	8.85
Granted on June 24, 2011 (note ii)	50,000	5.27
Vested	(1,073,091)	6.85
Balance as of December 31, 2011	1,952,861	7.18
Granted on September 13, 2012 (note iii)	1,950,000	1.78
Vested	(1,443,925)	5.84
Balance as of December 31, 2012	2,458,936	3.69
Vested	(1,514,766)	3.73
Forfeited (note iv)	(30,000)	8.85
Balance as of December 31, 2013	914,170	3.44

Note i	The stock awards vest in equal quarterly installments over a period of three years from the date of grant.

Note ii	The stock awards were fully vested on the date of grant.

Note iii	The stock awards vested in equal quarterly installments over a period of one and a half years from the date of grant.

Note iv	During the year ended December 31, 2013, certain non-vested equity share units were forfeited due to the resignation of employee before the end of vesting period.

The total grant-date fair value of the above equity share units vested during the years ended December 31, 2013 and 2012 were USD5,650 and USD8,427, respectively. As of December 31, 2013 and 2012, the aggregate fair value of all non-vested equity share units were USD3,145 and USD9,066, respectively, which is expected to be amortized on a straight-line basis over a weighted average period of approximately 1 month and 13 months, respectively.

Shares with performance and market conditions

A summary of shares activity is as follows:

	Shares	Weighted average Grant- date fair value
		USD
Balance as of January 1, 2011	—	—
Granted on January 1, 2011 (note i)	360,000	8.85
Granted on January 1, 2011 (note ii)	300,000	3.50
Vested	(20,000)	8.85
Balance as of December 31, 2011	640,000	6.34
Forfeited (note iii)	(100,000)	7.18
Balance as of December 31, 2012 and 2013	540,000	5.76

Note i	The performance awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting certain earnings or other performance measures in 2011, 2012 and 2013.

Note ii	During the year ended December 31, 2011, the Company has granted share awards that contain service and market conditions. For share awards with market conditions, the market conditions are considered in the grant date fair value using a binomial model and will be recognized over the requisite service period regardless of whether the market condition is satisfied, provided that the requisite service period has been completed. The share awards which were granted on January 1, 2011 vest in equal annual installments over a period of three years from January 1, 2011 to December 31, 2013 and are subject to meeting the specified market condition in 2011, 2012 and 2013.

Note iii	During the year ended December 31, 2012, certain share awards were forfeited due to the resignation of employee before the end of the vesting period.

The grant-date fair value of performance shares vested was USD177 for the year ended December 31, 2011.

13.	EARNINGS / (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings / (loss) per share for the years ended December 31, 2013, 2012 and 2011:

Continuing operations

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Numerator for basic and diluted earnings per share:
Net income/ (loss) from continuing operations attributable to Viewtran Group, Inc.	3,790	22,943	(118,927)	(247,620)

Denominator:
Basic weighted average shares		32,907,268	36,355,124	37,094,995
Effect of dilutive non-vested equity share units, performance shares, options and warrants		200,321	—	—

Diluted weighted average shares		33,107,589	36,355,124	37,094,995

Basic earnings/ (loss) per share	0.12	0.70	(3.27)	(6.68)

Diluted earnings / (loss) from continuing operations per share	0.11	0.69	(3.27)	(6.68)

Discontinued operations

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Numerator for basic and diluted earnings per share:
Net (loss)/ income from discontinued operations attributable to Viewtran Group, Inc.	(1,338)	(8,103)	143,057	91,015

Denominator:
Basic weighted average shares		32,907,268	36,355,124	37,094,995
Effect of dilutive non-vested equity share units, performance shares, options and warrants		200,321	—	—

Diluted weighted average shares		33,107,589	36,355,124	37,094,995

Basic (loss)/ earnings per share	(0.04)	(0.25)	3.93	2.45

Diluted (loss)/ earnings per share	(0.04)	(0.24)	3.93	2.45

As of December 31, 2012 and 2011, no potential common shares were dilutive because of the net loss from continuing operations.

14.	OPERATING SEGMENT INFORMATION

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

Due to the decreasing significance of Service Revenue segment, there was a change in the reporting information about operating segments of the Company since 2012. Financial information available that is evaluated regularly by the chief operating decision maker in allocating resources and in assessing performance does not differentiate the Product Sales segment and Service Revenue segment since the year ended December 31, 2012 and thus Service Revenue segment is not considered as a reportable segment since then. It is considered that the Company operates in a single business segment and no operating segment information is presented for the years ended December 31, 2013 and 2012.

Substantially all of the Group’s operations are in the PRC. Consequentially, no geographic information is presented.

The following is the segment information for the year ended December 31, 2011:

	Discontinued operations	Continuing operations
	Product Sales	Product Sales	Service Revenue	Unallocated	Total
	RMB	RMB	RMB	RMB	RMB
Net revenue
Segment revenue from external customers	3,540,252	14,149	—	—	3,554,401
Inter-segment revenue	—	—	11,861	—	11,861

	3,540,252	14,149	11,861	—	3,566,262

Income / (loss) from operations	115,818	(126,549)	(38,939)	(82,772)	(132,442)
Interest expense	(19,287)	(865)	—	—	(20,152)
Interest income	14,740	188	—	—	14,928

Earnings / (loss) before income taxes and extraordinary item	111,271	(127,226)	(38,939)	(82,772)	(137,666)

Income tax expense	12,870	(2,378)	1,061	—	11,553
Significant non-cash items:
– Depreciation and amortization	1,542	32,706	562	—	34,810
– Provision for inventory write-down	63	—	—	—	63
– Provision for doubtful accounts	139	2,186	—	—	2,325
– Share-based compensation cost	—	—	—	66,723	66,723
– Impairment loss of goodwill (note 8)	—	189,296	47,649	—	236,945

Segment assets	637,530	1,907,310	12,739	2,409	2,559,988

Total expenditures for additions to long-lived assets
– Property and equipment	1,409	8,523	103	—	10,035
– Intangible assets	—	98,527	—	—	98,527
– Goodwill	—	61,509	—	—	61,509

Revenues from external customers by product category are summarized as follows:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Continuing operations
Net revenue
Product Sales
Digital media	—	—	—	—
Telecommunications equipment	27,913	168,973	—	—
Industrial Business	58,170	352,146	20,414	14,149
	86,083	521,119	20,414	14,149
Service Revenue	2,059	12,466	—	—
	88,142	533,585	20,414	14,149
Discontinued operations
Net revenue
Product Sales
Digital media	200,392	1,213,114	1,851,600	1,503,082
Telecommunications equipment	246,357	1,491,372	2,161,438	1,318,176
Industrial Business	97,827	592,214	857,197	718,994
	544,576	3,296,700	4,870,235	3,540,252

Total net revenue	632,718	3,830,285	4,890,649	3,554,401

15.	STATUTORY RESERVES

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

The accumulated balance of these statutory reserves maintained at the Company’s PRC subsidiaries as of December 31, 2013 and 2012 were RMB16,162 (USD2,670) and RMB41,625 respectively.

16.	INVESTMENTS IN GOLDSHARE HOLDINGS LIMITED

On April 1, 2011, the Group entered into a note subscription and share purchase agreement with Goldshare Holdings Limited (“Goldshare”). Goldshare engages in the business of distribution of chassis, capacitors, resistors and enclosures with most of its operations in the PRC. The purchase consideration will be contingently payable at various dates upon achieving certain agreed future earnings levels of Goldshare.

Pursuant to the agreement, the Group agreed to a) subscribe to a convertible promissory note to be issued by Goldshare for RMB20,000; and b) acquire 3,142,857 shares (representing 44% of the outstanding shares) of Goldshare for a cash consideration of RMB22,000 (the “Goldshare Agreement”). The note is convertible into 2,857,143 new shares of Goldshare at the option of the Group. If the Group exercises the conversion option of the convertible note, the Group will hold a total of 60% of the outstanding shares of Goldshare and Goldshare will become a subsidiary of the Group.

At December 31, 2013, the Group had made a payment of RMB22,825 to Goldshare. The proposed acquisition has not been completed because certain closing conditions, including the condition that required Goldshare to provide detailed monthly operation plan for a twelve-month period to the Group’s reasonable satisfaction, had not yet been fulfilled. The Group also has not exercised the conversion option of the convertible note. In May 2014, the Group reached a written agreement with Goldshare that the advance of RMB22,825 will be converted into a loan which bears annual interest rate of 5% and is repayable on December 31, 2014. The repayment date can be extended after mutual agreement between Goldshare and the Group. The Group continues to have the option to complete the acquisition according to the previous agreement.

On November 20, 2013, MDC, a subsidiary of the Group, entered into a loan agreement with Goldshare under which a RMB218,000 (USD36,000) loan was extended to a subsidiary of Goldshare. The loan is interest bearing at 5% per annum and is repayable on June 30, 2014. The repayment date can be extended after mutual agreement between Goldshare and MDC.

According to the loan agreement, Goldshare is to use the funds to bid for a project which involves the resale of certain electronic components to a third party manufacturer. If the bid is won, MDC will be responsible for project management and have the power to make major operating decisions in relation to the project, and Goldshare will be responsible for the underlying activities of the project. Pursuant to the agreement, Goldshare and MDC shall receive 30% and 70% of the after-tax profits of the project respectively. As at December 31, 2013, the result of the bidding was still pending and the project had not commenced.

At December 31, 2013, management expected both the advance of RMB22,825 and the loan of RMB218,000 made to Goldshare would not be repaid by December 31, 2014 and therefore has included the amounts in “Other Assets” in the consolidated balance sheet and classified the amounts due from Goldshare as noncurrent assets.

17.	COMMITMENTS AND CONTINGENCIES

(a)	The Group leases its office facilities under non-cancellable operating leases. The leases have remaining terms up to eleven months. Rental expense was RMB2,628 (USD428), RMB11,211 and RMB11,197 for the years ended December 31, 2013, 2012, and 2011, respectively.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2013 were as follows:

	USD	RMB

Year ending December 31,
2014	251	1,519
2015	—	—
Total	251	1,519

(b)	As of December 31, 2013, the Group has outstanding purchase orders for components from suppliers in the amount of approximately RMB280 (USD46). The Group does not have any minimum purchase obligations with these suppliers. Other than as disclosed above, the Group had no other contractual obligations, off-balance sheet guarantees or arrangements as of December 31, 2013.

18.	CONCENTRATION OF RISK

Revenue concentration

A substantial percentage of the Group’s sales are made to the following customer. Details of the customers accounting for 10% or more of total net revenue of continuing and discontinued operations  are as follows:

	2013	2012	2011
Customer A	13%	16%	29%
Customer B	10%	9%	7%

The total amount of revenues from the customers accounting for 10% or more of total net revenue of continuing and discontinued operations are as follow:

	2013	2013	2012	2011
	USD	RMB	RMB	RMB
Customer A	82,716	500,736	785,933	1,039,896
Customer B	64,919	393,001	472,548	225,478

The customers with sales over 10% were within the Product Sales segment for the year ended December 31, 2011. Details of the accounts receivable from the customer with the largest receivable balance as of December 31, 2013 and 2012 are as follows:

	% of accounts receivable
	2013	2012
Customer A	—	15%
Customer B	16%	—

Dependence on suppliers

The Group typically relies on a limited number of key suppliers, and many customized module design solutions that are developed by the Group are designed around technology components provided by these suppliers. The Group typically does not have long-term supply agreements or other forms of exclusive arrangements with these suppliers. If the Group loses a key supplier or a supplier reduces the quantity of products it sells to the Group, it does not maintain a sufficient inventory level of products required or is otherwise unable to meet the demand for its components, the Group may have to expend significant time, effort and other resources to locate a suitable alternative supplier and secure replacement components. If suitable replacement components are unavailable, the Group may be forced to redevelop certain of its solutions, which ultimately may not be accepted by the customers.

A substantial percentage of the Group’s purchases are made from the following supplier. Details of the major supplier are as follows:

	2013	2012	2011
Supplier A	65.5%	45.7%	41.1%

19.	RELATED PARTY TRANSACTIONS

For the years presented, the principal related party transactions and amounts due from related party are summarized as follows:

		Year ended December 31,
	Note	2013	2013	2012	2011
		USD	RMB	RMB	RMB
Sales of products	(i)	29,123	176,300	3,675	—
Purchase of products	(ii)	19,069	115,440	7,047	—
Guarantee fee	(iii)	1,363	8,249	779	—
Service fee	(iv)	1,888	11,431	976	—
Commission fee	(v)	3,396	20,559	—	—

		December 31,
		2013	2013	2012
		USD	RMB	RMB
Current assets
Amount due from Cogobuy	(vi)	1,000	6,054	35,743
Amount due from Brilliant	(vii)	3,342	20,230	—

Notes:

(i)	For the year ended December 31, 2013 and 2012, the Group sold components for digital media, telecommunication system equipment and industrial applications end-markets to Cogobuy.

(ii)	For the year ended December 31, 2013 and 2012, the Group purchased components for digital media, telecommunication system equipment and industrial applications end-markets from Cogobuy.

(iii)	For the year ended December 31, 2013 and 2012, the Group charged a guarantee fee of USD250 per quarter to act as the guarantors of the First Disposal Group in respect of all existing bank facilities. Also, for the year ended December 31, 2013, the Group charged a guarantee fee of USD750 per quarter to act as the guarantors of the Second Disposal Group in respect of all existing bank facilities.

(iv)	For the year ended December 31, 2013 and 2012, the Group charged a service fee for the provision of supportive and administrative services to the First Disposal Group.

(v)	For the year ended December 31, 2013, the Group paid a commission fee in relation to the sales secured on e-commerce platform of Cogobuy, to Cogobuy.

(vi)	As of December 31, 2013 and 2012, the amount due from Cogobuy was unsecured, interest-free and repayable within one year.

(vii)	As of December 31, 2013, the amount due from Brilliant was unsecured, interest-free and repayable within one year.

20.	EMPLOYEE BENEFIT PLANS

Certain employees of the Group in the PRC are entitled to retirement benefits based on their salaries and length of service upon retirement in accordance with a PRC government-managed retirement plan. The PRC government is directly responsible for the payments of the benefits to these retired employees. The Group is required to make contributions to the government-managed retirement plan at 6.5% to 9% of the monthly basic salaries of certain employees. The contribution expense for the years ended December 31, 2013, 2012 and 2011 was RMB10,940 (USD1,807), RMB13,142 and RMB11,792, respectively.

The Group operates a Mandatory Provident Fund Scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF scheme are held by independent trustees and are separated from those of the Group’s assets. Under the MPF scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HKD25. Contributions to the plan by the employee vest immediately. The contributions paid by the Group for the years ended December 31, 2013, 2012 and 2011 were RMB425 (USD69), RMB430 and RMB340, respectively.

21.	FAIR VALUE MEASUREMENTS

The fair values of pledged bank deposits, accounts receivables, accounts payables and accrued expenses and other liabilities approximated their respective carrying amounts because of the short maturity of these instruments. The Group adopted ASC 820-10, Fair Value Measurements and Disclosures for the nonfinancial assets and liabilities that are remeasured at fair value on a nonrecurring basis.

Level 1

Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability that are accessible at the measurement date.

Level 2

Inputs, other than quoted market prices included in Level 1, that are observable either directly or indirectly for the asset or liability.

Level 3

Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available thereby allowing for situations in which at the measurement date there is little or no market data for the asset or liability.

In calculating the goodwill impairment (note 8(a)), the Company adopted the combination of market and income approach with level 3 inputs and determined that the carrying amounts of goodwill are impaired to their respective implied fair values of nil as of December 31, 2011.

There were no transfers of instruments into or out of level 1, level 2 or level 3 for the year ended December 31, 2013.

22.	FOREIGN CURRENCIES RISK

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

The PRC subsidiaries conduct their business substantially in the PRC, and their financial performance and position are measured in terms of RMB. Any devaluation of RMB against USD would consequently have an adverse effect on the financial performance and asset values of the Group when measured in terms of USD. The PRC subsidiaries’ products are primarily procured, sold and delivered in the PRC for RMB. Thus, their revenues and profits are predominantly denominated in RMB.

23.	INTEREST RATE RISK

The Group does not have any borrowings or derivative financial instruments as of December 31, 2013 and believes its exposure to interest rate risk is not material. As of December 2012, the Group was exposed to interest rate risk arising from short-term variable rate borrowings from time to time. The Group’s future interest expense would fluctuate in line with any change in borrowing rates. The Group did not have any derivative financial instruments as of December 31, 2012 and believes its exposure to interest rate risk is not material.

